Form 10-K, Exhibit 13
period 1995-12-31
CHART HOUSE ENTERPRISES INC
filed 1996-03-29
CIK 820757

                                                CHART HOUSE
                                             ENTERPRISES, INC.

                                            ANNUAL REPORT 1995









                                                                 [ART]

TO OUR SHAREHOLDERS:



Since we last reported to you, there have been a number of substantive changes at Chart House. We consummated the sale of Paradise Bakery; signed an agreement to sell a 75% interest in our Islands restaurants; recorded a write-down of $4.8 million relating to several underperforming assets; and brought in Harry Roberts from Starbucks Coffee Company as President and Chief Operating Officer of Chart House.

All this activity was the result of a close inspection of our business. The key questions that surfaced were: where could we obtain the greatest return on invested capital, and where should our efforts be directed as we plot a course into the millenium? During this period of introspection, it became obvious that a shift in thinking was required if we were to continue as a viable enterprise. The competition had become too intense, the marketplace too demanding and the options for investors too numerous.

We realized that we had lost focus and that many of our premier locations had been compromised by time and hard use. Thus, the decision to sell off all but our flagship division and concentrate on restoring it to its rightful place as the preeminent dinner house in the country.

Our strategy has five major elements:

     Revitalize the Assets: We intend to allocate the bulk of our excess cash to restore and rejuvenate Chart House restaurants, not only to make them look and feel current, but to ensure operational integrity as we raise the bar on quality and expand the menu. The amount of capital necessary for this four-year revitalization program is substantial. However, each dollar spent will be subjected to our return on investment criteria. In addition, we have scheduled principal reductions of our long-term debt beginning this year so we will be enhancing the balance sheet as well as the facilities. No new borrowings are anticipated to fund the revitalization program.

     Focus on Food: Our new menu, which has been tested in several Chart Houses, will make its debut in Cincinnati in mid-April. This menu utilizes time tested Chart House entrees as a core, around which will evolve a continuing flow of new appetizers, entrees, and desserts, offering the customer more than one reason to frequent the Chart House. The response to this new food direction has been positive. It elevates Chart House into its own niche as a dining option. We no longer intend to be just a steak house or just a seafood restaurant, but will hone our food skills so that we become "the" choice when dining out.




2       Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

               FOUR NEW "PASTA GRILL"
               ENTREES, INCLUDING EAST
               & WEST PRAWNS AND GARLIC
               STEAK (PICTURED) WERE
               DEVELOPED AND INTRODUCED
               IN 1995. THEY WERE THE
               LEADING EDGE OF A CHART
               HOUSE FOOD REVOLUTION--A
               CUSTOMER FOCUSED
               REVITALIZATION PROGRAM
               THAT BROUGHT EXCITING NEW
               TASTES, A WIDER RANGE OF
               PRICES AND CONTEMPORARY
               APPEAL TO THE CHART HOUSE
               MENU.



                             [PHOTO OF - PASTA]

     Market Chart House Restaurants: The company has never been inclined to consistently spend capital on marketing simply because we didn't have to. But the game has changed and the company can no longer ignore the need to keep the Chart House "top of mind."

     To this end, we have allocated 2% of sales per year to begin the process. The Aloha Club, our frequent diner program, is central to the effort. That coupled with in-unit promotions and local/regional advertising campaigns will comprise our outreach as we strive to become a market-driven organization.

     Reduce Overhead: In light of the disposition of Islands and Paradise Bakery it becomes imperative that we reduce SG&A expenses. The process has begun and will be complete by the end of 1997. Our target is to reduce SG&A below 8% of revenues.

     Strengthen Management: The hiring of Harry Roberts as the President and Chief Operating Officer of the company addresses two issues: First, we have placed a proven marketer at the operating helm and introduced a different point of view from outside the company. Second, Mr. Roberts' appointment, plus the promotion of Bill Kuntz to Executive Vice President, directly addresses the issue of CEO succession.

The intended result of these actions is to increase the company's return on invested capital. This will be accomplished by increasing our sales through marketing, product development and modernizing our facilities, and building at least one new restaurant per year, while continuing to evaluate our existing restaurant base and prune as appropriate. In addition, we have applied the strategic discipline of formula investing so that each dollar of invested capital provides a fair return. We are currently generating a 6% ROIC and our goal is to significantly increase this over the next five years.

I believe we have taken bold steps to reorganize, rejuvenate and revolutionize the Chart House. The desired outcome will not be achieved in a fortnight and 1996 will be a transition year. Our near-term results may suffer as we implement our strategy. However, shareholders should expect, nay, demand superior returns in the ensuing years.


Sincerely,


/s/ John M. Creed
Chairman and CEO




4        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

                             [PHOTO OF - DESSERTS]



     THE MENU
     REVITALIZATION
     INCLUDED A SERIES OF
     NEW DESSERTS. BY
     LATE 1995 THE CHART
     HOUSE SIGNATURE MUD
     PIE WAS SHARING
     "SMALL INDULGENCE"
     SPOTLIGHT WITH SUCH
     ITEMS AS CREME
     BRULEE AND TIRAMISU.
     THE DESSERT PROGRAM
     NOT ONLY ADDED
     ENJOYMENT AND
     SOPHISTICATION TO
     THE DINING
     EXPERIENCE, BUT
     PROMISED HIGHER
     CHECK AVERAGES AS
     WELL.

                              FOOD BECAME THE
                              CHART HOUSE PASSION
                              IN 1995, BUT THE
                              FACILITIES UPGRADE
                              PROGRAM WAS A
                              CRITICAL ELEMENT OF
                              THE REVITILIZATION
                              PACKAGE. THE
                              NEWLY-SPARKLING
                              CARDIFF CHART HOUSE
                              WAS ONLY THE LATEST
                              IN AN ONGOING SERIES
                              OF REMODELS DESIGNED
                              TO MAKE DINING AT
                              CHART HOUSE A
                              WARMER, MORE
                              SATISFYING, AND
                              TRULY CONTEMPORARY
                              DINING EXPERIENCE.


             [PHOTO OF - 2-PAGE PHOTO OF CARDIFF INTERIOR (LEFT)]

                         [PHOTO OF - CARDIFF INTERIOR]

                                     Blank

                                                                      FINANCIALS






          About Our Company........................................10

          Management's Discussion and Analysis.....................11

          Selected Financial Data..................................14

          Consolidated Balance Sheets..............................15

          Consolidated Statements of Income........................16

          Consolidated Statements of Stockholders' Equity..........16

          Consolidated Statements of Cash Flows....................17

          Notes to Consolidated Financial Statements...............18

          Report of Independent Public Accountants.................24








       Chart House Enterprises, Inc & Subsidiaries / 1995 Annual Report       9

                                ABOUT OUR COMPANY


     Chart House Enterprises, Inc. is a publicly held, New York Stock Exchange listed company comprised of two operating divisions, Chart House and Islands.

     The Chart House division operates 63 Chart House restaurants in 21 states, Puerto Rico and the U.S. Virgin Islands. Chart House also operates Peohe's restaurant and Solana Beach Baking Company, both located in California. The Chart House division is the largest of our operations, representing 85% of 1995 revenues.

     Chart House restaurants are full-service, casual dinner houses with a menu featuring fresh fish, steaks, prime rib, seafood, pasta dishes and chicken, and as much salad and bread as the customer desires. Many of the Chart House restaurants feature an elaborate salad bar and some Chart Houses have seafood bars which offer various appetizers. The menu is offered in architecturally or historically unique buildings located in a variety of settings, including lakeshores, mountains and seacoasts.

     One Chart House, which opened in 1994 in Weehawken, New Jersey, is being operated under a management agreement with the owner of the property.

     A new Chart House in Newport, Kentucky is scheduled to open in April 1996. No new restaurants were opened in 1995, and three were closed--the Chart Houses in Idyllwild, California and St. Croix, U.S.Virgin Islands, and the Quahogs restaurant in Warwick,Rhode Island.

     Peohe's is an upscale seafood restaurant located in Coronado, California. Chart House also operates Solana Beach Baking Company, a wholesale bakery facility in Carlsbad, California, which supplies bread and other bakery goods to Chart House restaurants. It also supplies muffins, croissants, cookies and other bakery goods to food service distributors and other restaurant and retail accounts.

     The Islands division is operated by the Company's subsidiary, Islands Restaurants, Inc., which has exclusive rights to develop and operate Islands restaurants under a 40-year license agreement granted by the owners of the Islands concept. As licensee, Islands pays royalties of 2% of restaurant sales. There are currently 17 company-owned Islands restaurants. The Company also manages 15 Islands restaurants owned by the licensor.

     Islands are mid-priced, "gourmet" burger restaurants with a tropical theme, which also offer chicken sandwiches, soft tacos, salads and unique exotic beverages.

     Islands opened seven restaurants in 1995, four in California, two in Florida and one in Arizona. One Islands is currently scheduled to open in 1996. The company entered into an agreement in March 1996 to sell the Islands restaurant operations to the licensor of the concept. The transaction is expected to close near the end of April 1996.



   [The following table was presented as a bar graph in the printed document]


REVENUES
                                          (Millions)
               1991 ...................      161.9
               1992 ...................      158.5
               1993 ...................      157.1
               1994 ...................      174.9
               1995 ...................      179.2


   [The following table was presented as a bar graph in the printed document]


NET INCOME

                                          (Millions)
               1991 ...................      4.4
               1992 ...................      0.3
               1993 ...................      4.0
               1994 ...................      4.3
               1995 ...................      2.7


   [The following table was presented as a bar graph in the printed document]


STOCKHOLDERS' EQUITY (END OF YEAR)

                                          (Millions)
               1991 ...................      65.0
               1992 ...................      65.5
               1993 ...................      69.6
               1994 ...................      74.0
               1995 ...................      76.7


10        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     The following table presents the results of operations for each of the three years in the period ended December 31, 1995. The dollar amounts are in thousands.


                                                                     1995                  1994                1993
                                                           --------------------  ------------------- --------------------
                                                             Amount         %     Amount        %     Amount          %
                                                           ---------       ---  ---------      ---   ---------       ---
            Revenues                                       $ 179,155      100.0  $ 174,940     100.0 $ 157,137      100.0
                                                           ---------      -----  ---------     ----- ---------      -----
            Operating Expenses:
               Cost of Food and Supplies                      51,891       29.0     52,121      29.8    47,011       29.9
               Payroll and Related Taxes                      48,583       27.1     47,239      27.0    42,175       26.8
               Other Operating Costs                          42,467       23.7     38,511      22.0    34,511       22.0
               Depreciation and Amortization                  10,697        6.0      9,872       5.7     9,395        6.0
               Restructuring Charges                           4,853        2.7        --        --        --         --
                                                           ---------      -----  ---------     ----- ---------      -----
                  Total Operating Expenses                   158,491       88.5    147,743      84.5   133,092       84.7
                                                           ---------      -----  ---------     ----- ---------      -----
            Income from Restaurant Operations                 20,664       11.5     27,197      15.5    24,045       15.3
            Selling, General and Administrative Expenses      15,286        8.5     16,072       9.2    11,644        7.4
            Interest Expense, Net                              4,811        2.7      4,527       2.6     5,174        3.3
            Other Income-Gain on Sale of Subsidiary           (1,855)      (1.1)       --        --        --         --
                                                           ---------        ---  ---------       --- ---------        ---
            Income Before Income Taxes and
             Extraordinary Item                                2,422        1.4      6,598       3.7     7,227        4.6
            Provision (Benefit) for Income Taxes                (241)       (.1)     2,312       1.3     3,080        2.0
                                                           ---------      -----  ---------     ----- ---------      -----
            Income Before Extraordinary Item                   2,663        1.5      4,286       2.4     4,147        2.6
            Extraordinary Item, Net                              --         --         --        --       (172)       (.1)
                                                           ---------      -----  ---------     ----- ---------      -----
            Net Income                                     $   2,663        1.5  $   4,286       2.4 $   3,975        2.5
                                                           =========      =====  =========     ===== =========      =====


--------------------------------------------------------------------------------

     Management believes that the most meaningful approach to analyzing operations is through margin analysis which requires critically reviewing the relationships that certain costs and expenses bear to Revenues. Accordingly, the discussion below follows this approach.

--------------------------------------------------------------------------------

1995 COMPARED TO 1994

     Revenues increased by $4,215,000 from $174,940,000 to $179,155,000.
Newly-opened Islands restaurants accounted for an increase in Revenues of $9,115,000. The Company's wholesale bakery increased its sales by $2,030,000 over 1994, due primarily from the addition of the Starbucks Coffee Company retail account. The sale of the Cork 'N Cleaver restaurants at the end of 1994 accounted for a decrease in Revenues of $3,123,000. Comparable restaurant sales (sales at restaurants open the entire period of both years) fell by approximately $3,500,000, or 2.2% from the previous year. The decrease is primarily the result of decreases in customer counts at Chart House and Islands restaurants, offset somewhat by higher check averages at the restaurants. Menu price increases for 1995 averaged approximately 1% at Chart House restaurants and 2% at Islands.

     Restaurant operating margins (Income from Restaurant Operations as a percentage of Revenues), excluding Restructuring Charges, were 15.5% in 1994, and decreased to 14.2% in 1995. Generally, weaker restaurant sales in 1995 placed pressure on restaurant operating margins. Cost of Food and Supplies decreased as a percentage of Revenues mainly because of lower costs of beef and chicken products and improved control of food costs at Islands restaurants. Payroll and Related Taxes as a percentage of Revenues remained, for the most part, even with the 1994 level, as management continued its efforts to control hourly employee labor costs at the restaurants despite the softness in 1995 sales. However, Other Operating Costs, which include expenses for rent, maintenance, utilities, tableware, property taxes, insurance and other services and costs, increased as a percentage of Revenues in 1995. The higher percentage is primarily the result of increased direct promotional costs of redeeming Aloha Club awards at the Chart House restaurants, an increase in insurance expenses, and new Islands restaurants, which have had higher occupancy and other operating costs as a percentage of Revenues. Depreciation and Amortization increased slightly as a percentage of Revenues because of the addition of several new Islands restaurants, which generally have shorter asset lives and higher relative asset costs than the older base of Chart House restaurants.

     Restructuring Charges of $4,853,000 included asset write-downs and other costs associated with the decision to dispose of three Chart House restaurants and two former restaurant properties, as well as employee severance costs. The restructuring charges were an outgrowth of a strategic plan adopted by the Company to refocus on its core business--Chart House restaurants--through revitalization of facilities, enhancement of menu offerings and increased marketing efforts. The strategic plan includes building new Chart House restaurants at a moderate pace and selectively disposing of restaurants that do not meet performance criteria. As part of the plan, the Company sold the Paradise Bakery division (see below) and has signed an agreement to sell the Islands restaurant operations. The Paradise Bakery division in 1995 had Revenues of $4,700,000 and Income Before Income Taxes of $700,000. The Islands restaurant division, which contributed Revenues of $23,225,000 in 1995 and $15,100,000 in 1994, had not provided a significant amount of earnings for the



        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report     11

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   (Continued)


Company for the past two years. The decision to sell Islands is largely the result of the Company's dissatisfaction with overall returns on its investment in Islands that did not meet expectations.

     Selling, General and Administrative Expenses as a percentage of Revenues decreased from 9.2% in 1994 to 8.5% in 1995. Marketing expenditures for the Chart House Aloha Club were lower in 1995 than in 1994, as there were significant start up costs in 1994 for the Aloha Club, and costs for redeeming award certificates were shifted to restaurant operations in 1995. In addition, the Company reduced personnel and overhead costs at the Islands organization in 1995. Partially offsetting these decreases was an increase in consulting fees for purposes of strategic planning and related matters, food development, concept design and compensation planning. There were unusual credit items in both years, which reduced Selling, General and Administrative Expenses, as follows: In 1994, the Company recorded the final settlement of an insurance claim in the amount of $300,000; and, in 1995, the Company recognized income of $185,000 from non-refundable deposits (net of legal costs incurred) received from a party who was unsuccessful in acquiring Paradise Bakery, Inc.

     Interest Expense increased by $284,000 in 1995 due primarily to higher prevailing interest rates under the revolving credit agreement in 1995.

     Other Income in 1995 of $1,855,000 represents the gain on the sale of the Company's wholly-owned subsidiary, Paradise Bakery, Inc.

     The Provision for Income Taxes for 1994 reflected an effective rate of 35%. The effective rate recorded through the first nine months of 1995 was 31%. The rate decrease resulted primarily from an estimated increase in the amount of federal tax credit for employment-related FICA taxes paid on tip earnings reported by the Company's employees. In the fourth quarter of 1995, additional tax credits in the amount of $1.0 million related to those FICA taxes were recognized, thereby creating a benefit for income taxes for the year of 1995. The additional credits were determined based on a year-end analysis and revision of previous estimates. The Company anticipates its effective tax rate for 1996 will be around 30%.

     As a result of the foregoing, Net Income decreased by $1,623,000 from $4,286,000 in 1994 to $2,663,000 in 1995.

1994 Compared to 1993

     Revenues increased by $17,803,000 from $157,137,000 in 1993 to $174,940,000 in 1994. Comparable restaurant sales (sales at restaurants open the entire period of both years) increased by $7,177,000, or 5%, due to a combination of increased customer counts, higher check averages and a 1% selective menu price increase at the Chart House restaurants. Newly-opened Islands restaurants accounted for an increase in Revenues of $8,170,000. Also, the Company earned $1,720,000 in management fees in 1994 under two management agreements covering 15 licensor-owned Islands restaurants and one Chart House restaurant.

     Restaurant operating margins (Income from Restaurant Operations as a percentage of Revenues), which were 15.3% in 1993, increased slightly to 15.5% in 1994. Overall, 1994 margins benefited from the addition of management fee revenue, which accounted for an increase in margins of .7%. The effect on Cost of Food and Supplies as a percentage of Revenues of increases in the cost of food products, especially seafood, in 1994 was largely offset by the selective menu price increases. Payroll and Related Taxes as a percentage of Revenues increased over 1993 from an increase in FICA taxes on employee tip income due to higher tip reporting by restaurant employees. Amortization of pre-opening costs, which is included in Other Operating Costs, was higher in 1994 due to the number of new Islands restaurants opened in late-1993 and 1994. Other major items included in Other Operating Costs, such as rent, maintenance, utilities, tableware, property taxes, insurance and other services, in total were unchanged as a percentage of Revenues. The decrease in Depreciation and Amortization as a percentage of Revenues is the result of lower depreciation at Chart House restaurants in 1994, as a significant amount of restaurant equipment items, acquired at the time of the Company's 1985 leveraged buyout of Chart House, became fully depreciated in mid-1993.

     Selling, General and Administrative Expenses as a percentage of Revenues increased from 7.4% in 1993 to 9.2% in 1994. The Company's marketing expenditures increased by $800,000 over last year. Costs in 1993 were limited to a nationwide Chart House print advertising program that ran from July through December 1993. In 1994, the Company increased marketing expenditures to develop, promote and support the Chart House Aloha Club, a frequent-diner program that has enrolled approximately 275,000 members. Also, Selling, General and Administrative Expenses increased by approximately $900,000 from the addition of operating and administrative personnel to supervise Islands restaurants under the management agreement and to develop company-owned Islands. In addition, the 1993 year benefited from income recognition on insurance proceeds related to two property damage claims totalling $1,450,000. The 1994 year benefited by only $300,000 from the final settlement of one of the claims.

     Interest Expense decreased by $647,000 in 1994. Interest costs decreased by approximately $1,200,000 because the company refinanced its $19,000,000 senior note which lowered the interest rate from 13% to 6.69%. Increases in interest resulted from an increase in borrowings to fund the expansion of Islands restaurants and higher prevailing interest rates under the revolving credit agreement in 1994.

     The Provision for Income Taxes reflects an effective rate of 35% for 1994, compared to 43% for 1993. The decrease in the rate is primarily the result of the favorable impact from targeted jobs tax credits on qualified employees and from a new federal tax credit for employment-related FICA taxes paid on tip earnings reported by the Company's employees.

     The Extraordinary Item, net of taxes, in 1993 represents a premium paid on the early retirement of the $19,000,000 senior note.

     As a result of the foregoing, Net Income increased by $311,000 from $3,975,000 in 1993 to $4,286,000 in 1994.

Liquidity and Capital Resources

     The Company requires capital principally for the acquisition and construction of new restaurants and remodeling and refurbishing of existing restaurants. The Company's primary sources of working capital are cash flows from operations and borrowings under a $40,000,000 revolving credit agreement with interest at the agent bank's base rate. Any excess cash flows from operating and investing activities are used primarily to reduce revolving credit debt. In 1995, the Company decreased its revolving credit debt by $6,726,000, primarily due to the cash proceeds of $5,375,000 received from the sale of Paradise Bakery, Inc. in December 1995. Capital expenditures, which totalled



12        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   (Continued)


approximately $17.4 million for 1995, were essentially covered by cash flows from operations. At December 31, 1995, the Company had outstanding borrowings of $15,274,000 under the revolving credit agreement.

     Capital expenditure activities in 1995 were focused substantially on Islands restaurants. The Company opened seven Islands restaurants (three in the fourth quarter of 1995), two in Florida, four in California and one in Arizona. Also included were expenditures for remodels of certain Chart House restaurants and one Chart House (in Newport, Kentucky) and one Islands (in Arizona) under construction at the end of the year. The two restaurants under construction are both scheduled to open in April 1996.

     The Company intends to sell its Islands restaurant operations. Capital expenditures in 1996 for new Islands restaurants will be curtailed and limited to amounts necessary to remain in compliance with the license and development agreement, and eliminated entirely upon consummation of the proposed sale. Under the terms of the agreement, the Company is required to open three additional restaurants by the end of 1996. The new strategic plan allocates more capital resources to revitalizing the existing base of Chart House restaurants as well as selective development of new Chart House restaurants. The Company plans to invest a significant amount of capital over the next three to four years under the revitalization program, initially targeting several restaurants for remodel in 1996 at an average cost of $600,000. Projected total capital expenditures for 1996 are $11.0 million, which includes expenditures for two new Islands restaurants which will not be required if the Islands restaurant operations are sold. Management believes that cash flows from operations will be adequate to fund capital expenditure activities in 1996. Borrowings under the revolving credit agreement are expected to meet any other funding requirements not met by cash flows from operations.

     The first principal installment of $3,000,000 under the Company's 10.4% Senior Secured Note will become due in July 1996, and the first principal installment of $3,000,000 under the 6.69% Senior Secured Note will become due in January 1997.

EFFECT OF INFLATION; OTHER COST INCREASES

     The Company generally has been able to increase menu prices or make other adjustments to substantially offset increases in its operating costs resulting from inflation. In 1995, the Company implemented selective menu price increases of approximately 1% in the Chart House restaurants to counter increases in costs of certain seafood products and approximately 2% in Islands restaurants. It is anticipated that menu prices for 1996 will be not be raised significantly. Although management does not anticipate that inflation will have a material effect on income from restaurant operations in 1996, future increases in labor, food or other operating costs could still adversely affect the Company's operating results.

     The Company's strategic plan calls for the introduction of new menu items and increased marketing activities at the restaurants, which most likely will result initially in higher labor and marketing costs.

     Various Federal and state legislative and administrative proposals have been introduced or are contemplated that would increase the minimum hourly wage required to be paid to employees. Although management cannot predict the outcome of these proposals, if ultimately enacted, one or more of these measures could significantly increase the Company's labor costs.

NEW ACCOUNTING PRONOUNCEMENTS

     In March, 1995, the Financial Accounting Standards Board issued Statement No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of") on accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to assets to be held and used. The statement also establishes accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. In addition, in 1995 Statement No. 123 ("Accounting for Stock-Based Compensation") was issued. Both statements are effective for companies with fiscal years beginning after December 15, 1995. Management has not yet determined what impact, if any, the adoption of these standards will have on the Company's financial statements or related disclosures thereto.

SEASONALITY

     Historically, the Company's business is seasonal in nature with Revenues and Net Income for the second and third quarters greater than in the first and fourth quarters.

     In 1996, the Company switched from a calendar-based fiscal year to a 52/53-week fiscal year. This reporting method is favored by many companies in the restaurant and retail industries and will improve future year-to-year comparisons of operating results. In 1996, the fiscal year will consist of four equal 13-week quarterly periods ending April 1, July 1, September 30 and December 30. The Company does not anticipate that this change will have material effect on reported results for the year. However, the fourth fiscal quarter of 1996 may be slightly impacted, as the day of December 31, which historically is the highest sales day for the Chart House restaurants, will fall into the first fiscal quarter of 1997.

RECENT RESULTS AND TRENDS

     The Company reported weak operating results in the fourth quarter of 1995 as sales softened overall at the Company's restaurants. Continuing the trend, comparable restaurant sales at Chart House restaurants for the first two months of the new year were down by approximately 4.4%. The severe weather in the northeastern part of the country has had a significant negative impact on these results.

     The Company does not expect the sale of Paradise Bakery, Inc. and the planned sale of the Islands restaurant operations to have a combined material dilutive effect on 1996 net income.



        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report     13

                             SELECTED FINANCIAL DATA
                      (In Thousands, Except Per Share Data)



Income Statement Data:                                           1995           1994           1993            1992           1991
                                                               -------        -------        -------         -------        -------

Revenues                                                     $ 179,155       $ 174,940      $ 157,137       $ 158,500      $ 161,897

Restructuring Charges (1)                                        4,853            --             --             4,129           --
Income From Restaurant Operations                               20,664          27,197         24,045          16,967         24,898

Interest Expense, Net                                            4,811           4,527          5,174           5,302          6,255

Other Income-Gain on Sale of Subsidiary (2)                     (1,855)           --             --              --             --
Income Before Income Taxes
 and Extraordinary Item                                          2,422           6,598          7,227             741          7,382

Income Before Extraordinary Item                                 2,663           4,286          4,147             293          4,421

Extraordinary Item (3)                                            --              --             (172)           --             --
Net Income                                                       2,663           4,286          3,975             293          4,421

Income Per Common Share Before
 Extraordinary Item                                                .32             .52            .50             .04            .54

Extraordinary Item                                                --              --             (.02)           --             --
Net Income Per Common Share                                  $     .32       $     .52      $     .48       $     .04      $     .54

Weighted Average Shares Outstanding                              8,277           8,292          8,285           8,219          8,204



Balance Sheet Data (End of Period):
Total Assets                                                 $ 151,875       $ 156,709      $ 147,008       $ 137,593      $ 138,870

Long-Term Indebtedness                                          51,694          61,982         56,209          48,012         53,706

Stockholders' Equity                                            76,652          73,958         69,582          65,522         65,020



--------------------------------------------------------------------------------

(1) Restructuring Charges in 1995 include amounts to write down assets to their estimated net realizable value and estimated costs related to ceasing operations and selling the restaurants, as well as employee severance costs. Restructuring charges in 1992 were primarily the result of terminating development of a new restaurant concept.

(2) Other Income in 1995 represents the gain recorded on the sale of the Company's wholly-owned subsidiary, Paradise Bakery, Inc.

(3) Extraordinary Item in 1993 represents a prepayment penalty on early retirement of debt in the amount of $300,000, net of the related income tax benefit of $128,000.



14        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 1995 and 1994
                        (In Thousands, Except Share Data)


Assets                                                           1995      1994
                                                               -------   -------
Current Assets:
   Cash                                                       $    245  $    245
   Accounts Receivable                                           2,402     3,722
   Inventories                                                   3,900     3,992
   Prepaid Expenses and Other Current Assets                     1,592     1,310
                                                              --------  --------
      Total Current Assets                                       8,139     9,269
                                                              --------  --------
Property and Equipment, at Cost:
   Land                                                          7,655     9,400
   Buildings                                                    27,871    29,742
   Equipment                                                    46,376    43,224
   Leasehold Interests and Improvements                         85,225    79,332
   Construction in Progress                                      3,813     3,752
                                                              --------  --------
                                                               170,940   165,450
Less: Accumulated Depreciation and Amortization                 52,924    48,276
                                                              --------  --------
Net Property and Equipment                                     118,016   117,174
                                                              --------  --------
Leased Property under Capital Leases,
  Less Accumulated Amortization
  of $4,051 in 1995 and $4,702 in 1994                           4,456     5,285
                                                              --------  --------
Other Assets and Goodwill, Net                                  21,264    24,981
                                                              --------  --------
                                                              $151,875  $156,709
                                                              ========  ========

Liabilities and Stockholders' Equity

Current Liabilities:
   Current Portion of Long-Term Debt                          $  3,000  $   --
   Current Portion of Obligations under Capital Leases             401       646
   Accounts Payable                                              4,240     3,226
   Accrued Liabilities                                          11,370    10,509
                                                              --------  --------
      Total Current Liabilities                                 19,011    14,381
                                                              --------  --------
Long-Term Debt                                                  46,274    56,000
                                                              --------  --------
Long-Term Obligations under Capital Leases                       5,420     5,982
                                                              --------  --------
Deferred Income Taxes                                            4,518     6,388
                                                              --------  --------
Commitments and Contingencies
Stockholders' Equity:
   Preferred Stock, $1.00 par value, Authorized
     10,000,000 shares; none outstanding                          --        --
   Common Stock, $.01 par value, Authorized
     30,000,000 shares; 8,216,123 shares outstanding
     in 1995 and 8,196,213 in 1994                                  82        82
   Additional Paid-In Capital                                   42,067    42,036
   Retained Earnings                                            34,503    31,840
                                                              --------  --------
      Total Stockholders' Equity                                76,652    73,958
                                                              --------  --------
                                                              $151,875  $156,709
                                                              ========  ========


The accompanying notes are an integral part of these consolidated balance sheets.






       Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report      15

                        CONSOLIDATED STATEMENTS OF INCOME
              For the Years Ended December 31, 1995, 1994 and 1993
                      (In Thousands, Except Per Share Data)


                                                             1995         1994        1993
                                                          ---------    ---------   ---------

Revenues                                                  $ 179,155    $ 174,940   $ 157,137
                                                          ---------    ---------   ---------
Operating Expenses:
   Cost of Food and Supplies                                 51,891       52,121      47,011
   Payroll and Related Taxes                                 48,583       47,239      42,175
   Other Operating Costs                                     42,467       38,511      34,511
   Depreciation and Amortization                             10,697        9,872       9,395
   Restructuring Charges                                      4,853         --          --
                                                          ---------    ---------   ---------
      Total Operating Expenses                              158,491      147,743     133,092
                                                          ---------    ---------   ---------
Income from Restaurant Operations                            20,664       27,197      24,045
Selling, General and Administrative Expenses                 15,286       16,072      11,644
Interest Expense, Net                                         4,811        4,527       5,174
Other Income--Gain on Sale of Subsidiary                     (1,855)        --          --
                                                          ---------    ---------   ---------
Income Before Income Taxes and Extraordinary Item             2,422        6,598       7,227
Provision (Benefit) for Income Taxes                           (241)       2,312       3,080
                                                          ---------    ---------   ---------
Income Before Extraordinary Item                              2,663        4,286       4,147
Extraordinary Item, Loss from Early Retirement of Debt,
 Net of Income Tax Benefit of $128                             --           --          (172)
                                                          ---------    ---------   ---------
Net Income                                                $   2,663    $   4,286   $   3,975
                                                          =========    =========   =========
Income Per Common Share Before Extraordinary Item         $     .32    $     .52   $     .50
Extraordinary Item                                             --           --          (.02)
                                                          ---------    ---------   ---------
Net Income Per Common Share                               $     .32    $     .52   $     .48
                                                          =========    =========   =========
Weighted Average Shares Outstanding                           8,277        8,292       8,285
                                                          =========    =========   =========




                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              For the Years Ended December 31, 1995, 1994 and 1993
                                 (In Thousands)


                                                              Common Stock              Additional                        Total
                                                       ------------------------          Paid-In         Retained      Stockholders'

                                                        Shares           Amount          Capital         Earnings         Equity
                                                       -------          -------          -------          -------          -------
Balance, December 31, 1992                               8,086          $  ,081          $41,862          $23,579          $65,522
Exercise of Stock Options                                   54             --                 85             --                 85
Net Income                                                --               --               --              3,975            3,975
                                                       -------          -------          -------          -------          -------
Balance, December 31, 1993                               8,140             ,081           41,947           27,554           69,582
Exercise of Stock Options                                   56                1               89             --                 90
Net Income                                                --               --               --              4,286            4,286
                                                       -------          -------          -------          -------          -------
Balance, December 31, 1994                               8,196               82           42,036           31,840           73,958
Exercise of Stock Options                                   20             --                 31             --                 31
Net Income                                                --               --               --              2,663            2,663
                                                       -------          -------          -------          -------          -------
Balance, December 31, 1995                               8,216          $    82          $42,067          $34,503          $76,652
                                                       =======          =======          =======          =======          =======




 The accompanying notes are an integral part of these consolidated statements.

16        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1995, 1994 and 1993
                                 (In Thousands)


                                                                                            1995             1994             1993
                                                                                         --------         --------         --------
Cash Flows from Operating Activities:
   Net Income                                                                            $  2,663         $  4,286         $  3,975
   Adjustments to Reconcile Net Income to Cash Flows
    Provided by Operating Activities:
     Depreciation and Amortization                                                         10,697            9,872            9,395
     Deferred Income Taxes                                                                 (1,957)             117              174
     Loss on Retirement of Assets                                                             469              379              286
     Write-Down of Assets to Net Realizable Value                                           4,443             --               --
     Gain on Sale of Subsidiary                                                            (1,855)            --               --
     Loss from Early Retirement of Debt                                                      --               --                172
     Change in Net Current Liabilities                                                      2,745           (1,194)             684
                                                                                         --------         --------         --------
     Cash Provided by Operating Activities                                                 17,205           13,460           14,686
                                                                                         --------         --------         --------
Cash Flows from Investing Activities:
   Expenditures for Property and Equipment                                                (17,351)         (18,994)         (13,407)

   Purchase of Territorial Rights                                                            --               --             (4,000)

   Reductions (Additions) to Other Assets and Goodwill                                        344           (1,498)            (638)

   Proceeds from Sale of Subsidiary                                                         5,375             --               --
   Proceeds from Sale/Leaseback of Asset                                                      905             --               --
   Net Proceeds from Disposition of Assets                                                    441              870              125
   Payments Received on Notes                                                                 416              281              406
                                                                                         --------         --------         --------
     Cash Used in Investing Activities                                                     (9,870)         (19,341)         (17,514)

                                                                                         --------         --------         --------
Cash Flows from Financing Activities:
   Principal Payments of Long-Term Obligations under Capital Leases                          (640)            (782)            (760)

   Net Borrowings (Payments) under Revolving Credit Agreement                              (6,726)           6,600            3,800
   Proceeds from Long-Term Debt Borrowings                                                   --               --             19,000
   Payments of Long-Term Debt                                                                --               --            (19,000)

   Prepayment Premium on Long-Term Debt                                                      --               --               (300)

   Proceeds from Issuance of Common Stock on Exercise of Options                               31               90               85
                                                                                         --------         --------         --------
     Cash Provided by (Used in) Financing Activities                                       (7,335)           5,908            2,825
                                                                                         --------         --------         --------
Increase (Decrease) in Cash                                                                  --                 27               (3)

Cash, Beginning of Year                                                                       245              218              221
                                                                                         --------         --------         --------
Cash, End of Year                                                                        $    245         $    245         $    218
                                                                                         ========         ========         ========
The Change in Net Current Liabilities is Comprised of the Following:
   Decrease (Increase) in Accounts Receivable                                            $    980         $   (619)        $   (919)

   Decrease (Increase) in Inventories                                                        (103)            (515)           1,329
   Decrease (Increase) in Prepaid Expenses and Other Current Assets                          (292)             365             (769)

   Increase (Decrease) in Accounts Payable                                                    972             (995)           1,285
   Increase (Decrease) in Accrued Liabilities                                               1,188              570             (242)

                                                                                         --------         --------         --------
     Change in Net Current Liabilities                                                   $  2,745         $ (1,194)        $    684
                                                                                         ========         ========         ========
Supplemental Cash Flow Disclosures:
   Cash Paid During the Year For:
     Interest (Net of Amount Capitalized)                                                $  4,923         $  3,946         $  5,347
     Income Taxes                                                                        $  1,505         $  2,303         $  2,711

Non-Cash Investing and Financing Activities:
   Notes Receivable from Sale of Subsidiary and Property                                 $  1,350         $   --           $    403
   Capitalized Lease Obligations Incurred for Property
    Additions and Acquisitions                                                           $   --           $   --           $  1,276





 The accompanying notes are an integral part of these consolidated statements.

        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report     17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1995


(1) NATURE OF OPERATIONS AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Chart House Enterprises, Inc. and its subsidiaries, all of which are wholly-owned (hereinafter referred to as the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In 1996, the Company will switch from a calendar-based fiscal year to a 52/53-week fiscal year. This reporting method, which is favored by many companies in the restaurant and other retail industries, is intended to provide the Company more meaningful comparisons of operating results as well as bring about operational and administrative efficiencies. In 1996, the fiscal year will consist of four equal 13-week quarterly periods ending April 1, July 1, September 30 and December 30.

NATURE OF OPERATIONS

     The Company is engaged primarily in the restaurant business. At December 31, 1995, the Company operated 81 restaurants, including 63 Chart Houses, 17 Islands and one Peohe's. The Company also operates a wholesale bakery. In addition, the Company has exclusive rights to develop and operate Islands restaurants under a license agreement granted by the owner of the Islands concept and manages 15 Islands restaurants owned by the licensor.

     The Company operates restaurants in 22 states, Puerto Rico and the U.S. Virgin Islands, with a concentration of operations on the east and west coasts.

INVENTORIES

     Inventories are priced at the lower of cost (first-in, first-out) or market, and consist of the following at December 31, 1995 and 1994 (in thousands):


                                                             1995           1994
                                                           ------         ------
Food and Non-Alcoholic Beverages                           $1,388         $1,463
Alcoholic Beverages                                         1,223          1,135
Operating Supplies                                          1,289          1,394
                                                           ------         ------
                                                           $3,900         $3,992
                                                           ======         ======


PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets include, among other things, deferred restaurant pre-opening costs which are amortized over a period of twelve months from the opening dates of the respective restaurants. Pre-opening costs consist of hiring and training-related expenses and other direct costs associated with opening a new restaurant. Deferred pre-opening costs amounted to $681,000 and $487,000 at December 31, 1995 and 1994, respectively. Amortization of deferred pre-opening costs for the years ended December 31, 1995, 1994 and 1993 was $921,000, $1,060,000 and $486,000, respectively.

PROPERTY AND EQUIPMENT AND LEASED PROPERTY

     Depreciation and amortization are recorded for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. Leasehold interests and improvements and leased property are amortized over the shorter of the lease term or the asset life. The average estimated depreciable lives for financial reporting purposes are 30 years for buildings, 22 years for leasehold interests and improvements and leased property, and nine years for equipment.

     Maintenance, repairs and minor purchases are expensed as incurred. Major purchases of equipment and facilities, and major replacements and improvements are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are reflected in the accompanying consolidated statements of income.

OTHER ASSETS AND GOODWILL

     Other assets and goodwill include costs of liquor licenses of $1,067,000 and $1,019,000 at December 31, 1995 and 1994, respectively, which are not being amortized because they have undefined lives. Islands territorial rights were $3,800,000 at December 31, 1995 and $3,900,000 at December 31, 1994, which are being amortized over the 40 year term of the related license agreement (see Note
2). Goodwill was $12,895,000 and $14,916,000 at December 31, 1995 and 1994,
respectively, net of accumulated amortization of $4,310,000 and $4,331,000, respectively. The goodwill is being amortized using the straight-line method over 40 years. The Company evaluates goodwill for impairment on an ongoing basis.

     Other assets and goodwill at December 31, 1995 and 1994 also include reimbursable amounts of $896,000 and $1,469,000, respectively, related to pre-opening construction, fixturization, inventories and operating costs for the Chart House restaurant in Weehawken, New Jersey. The restaurant opened in August 1994 and is being operated under a management agreement with the owner of the property. The reimbursable amounts are to be paid back to the Company from current and future operating cash flows of the restaurant, as defined in the agreement.

FEES AND ROYALTIES

     The Company recognized initial franchise fees as income on the date a franchised Paradise Bakery commenced operations, at which time the Company had substantially performed its obligations relating to such fees. Initial franchise fees included in revenues for the years ended December 31, 1995, 1994 and 1993 were $84,000, $66,000 and $122,000, respectively. Royalties from franchise agreements were taken into income on an accrual basis as the fees were earned. Amounts of royalties included in revenues for the same periods were $1,091,000, $1,060,000 and $1,044,000, respectively. In December 1995, the Company sold its Paradise Bakery subsidiary (see Note 3).

     In January 1994, the Company began earning fees for operating certain Islands restaurants under a management agreement (see Note 2). In addition, in August 1994, the Company began operating the Weehawken Chart House restaurant under a management agreement with the owner of the property that provides the Company with a management fee of 7% of sales of the restaurant. Total management fees for all restaurants, which are included in revenues in the accompanying consolidated statements of income, were $2,021,000 in 1995 and $1,720,000 in 1994.



18      Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


INTEREST COSTS

     Interest costs incurred during the construction period for new restaurants are capitalized. Property additions for the Company include capitalized interest of $256,000, $169,000 and $87,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Interest expense in the accompanying consolidated statements of income is presented net of interest income of $185,000, $191,000 and $177,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

NET INCOME PER COMMON SHARE

     Net income per common share is calculated by dividing net income by the weighted average number of common shares and common stock equivalents (stock options) outstanding during the period. Fully-diluted earnings per share equals primary earnings per share for all periods presented.

(2) RESTRUCTURING

     In 1995, the Company adopted a new strategic plan to improve shareholder returns by refocusing on its core business - Chart House restaurants. The Company's Board of Directors approved management's recommendation to sell the Islands and Paradise Bakery restaurant operations and to modernize, revitalize and expand the Chart House restaurant concept. As part of the strategic plan, the Company also decided to dispose of selected underperforming Chart House restaurants and implement a plan for reorganizing the management team and reducing administrative and operational overhead costs.

     As of December 31, 1995, the Company had completed the sale of Paradise Bakery, Inc. (see Note 3) and had begun preliminary negotiations to sell its Islands restaurant division (see Note 14).

     The restructuring actions resulted in charges to income in the fourth quarter of 1995 of $4,853,000 before income taxes. Approximately $4,443,000 of these charges relate to the Company's decision to dispose of three Chart House restaurants and two former Chart House restaurant properties. The charges include amounts to write down assets to their estimated net realizable value and estimated costs related to ceasing operations and selling the restaurants. Included in property and equipment in the accompanying consolidated balance sheet at December 31, 1995 is approximately $2.1 million of assets held for disposal. The remainder of the restructuring charges consist of severance and related expenses for certain management employees.

     The amount of write-down and resulting carrying value of the respective assets at December 31, 1995 include management's best estimates of the amounts to be realized on the disposition of the assets. The amounts the Company will ultimately realize may differ from the amounts assumed in arriving at the aforementioned write-down.

(3) ACQUISITIONS AND DISPOSITIONS

     In December 1995, the Company sold to an unrelated third party all of the outstanding common stock of its wholly-owned subsidiary, Paradise Bakery, Inc. The total sale price was $6,725,000, consisting of $5,375,000 cash proceeds and a $1,350,000 note (see Note 4). The Company recognized a gain on sale of $1,855,000 before income taxes, which is included in the accompanying 1995 consolidated statement of income. Although management believes that the note receivable is fully collectible, 20% of the gross gain on sale, or $450,000, which represents the proportionate share of the total sale price of non-cash proceeds (i.e., note) received, was deferred. This deferred gain has been presented as a reduction to the note receivable balance in the accompanying consolidated balance sheet as of December 31, 1995. The deferred gain will be recognized by the Company under the installment method as principal payments on the note are received. Paradise Bakery, Inc. had total assets prior to the sale of approximately $4.7 million and its revenues for 1995 were approximately $4.7 million and income before income taxes was approximately $700,000.

     In closing the sale of Paradise Bakery, the Company recognized income of $185,000 from non-refundable deposits (net of legal costs incurred) received from another third party who had unsuccessfully attempted to acquire Paradise Bakery, Inc. This income is included in selling, general and administrative expenses in the accompanying 1995 statement of income.

     In December 1994, the Company sold the assets of its Cork 'N Cleaver subsidiary to a former management employee for a total cash sale price of $1,133,000. The transaction was consummated in two stages in December 1994 and April 1995. There was no material gain or loss recognized on the transaction. The Company has guaranteed certain debt obligations of the buyer that relate to this transaction (see Note 12).

     In December 1993, the Company and Islands Restaurants, L.P. amended and restated their original license agreement to provide the Company, as licensee, exclusive worldwide rights to develop and operate restaurants under the name "Islands," including rights to sub-license or franchise the concept. The Company paid $4,000,000 for the expanded territorial rights and will pay a continuing license royalty fee of 2% of Islands restaurant sales. The restated license agreement, which has a term of 40 years and may be extended for an additional 25 years, requires the Company to open a minimum of 100 restaurants at a rate of five restaurants per year. The Company could potentially forfeit its rights under the agreement should it not meet the requirements of the development schedule. As of December 31, 1995, the Company was in compliance with the development schedule.

     Concurrent with signing the restated license agreement, effective January 1994, the Company and Islands Restaurants, L.P. also signed a long-term management agreement under which the Company agreed to manage Islands restaurants previously managed by the licensor. The Company receives a management fee of 5% of these restaurants' sales plus reimbursement for certain accounting and administrative services provided to the partnership.

     There were no other significant acquisitions or dispositions during the three-years in the period ended December 31, 1995. See Note 14.

(4) NOTES RECEIVABLE

     At December 31, 1995 and 1994, the Company held $1,350,000 and $2,081,000, respectively, in notes receivable. The amount at December 31, 1995, which represents the note received from the buyer in connection with the sale of Paradise Bakery, Inc., is included in other assets and goodwill in the accompanying consolidated balance sheet net of a deferred gain of $450,000 (see
Note 3). The note bears interest at 10% and has scheduled quarterly principal payments beginning in February 1997, with a maturity in November 1998. Notes receivable at the end of the prior year were primarily from Paradise Bakery franchisees,



        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report     19

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



which were transferred to the buyer in connection with the sale of Paradise Bakery, Inc. The portion of the notes that was due within a period of one year, $250,000 at December 31, 1994 was included in accounts receivable in the accompanying consolidated balance sheet. The remaining long-term portion of notes receivable, $1,831,000 at December 31, 1994, was included in other assets and goodwill.

(5) INCOME TAXES

     The provision (benefit) for income taxes consists of the following components (in thousands):


                                                  Year Ended December 31,
                                           -------------------------------------
                                            1995           1994           1993
                                           -------        -------        ------
Current                                    $ 1,716        $ 2,195        $ 2,906
Deferred                                    (1,957)           117            174
                                           -------        -------        -------
Provision (Benefit)
  for Income Taxes                         $  (241)       $ 2,312        $ 3,080
                                           =======        =======        =======


     The components of deferred income taxes as of December 31, 1995 and 1994 are as follows (in thousands):


                                                            1995          1994
                                                           ------        ------
Excess of Tax Depreciation over
 Book Depreciation                                         $7,168        $7,769
Compensation and Other Benefits
 Not Deducted Until Paid                                     (311)         (605)
State Income Taxes                                             76            78
Excess Book Expense
 over Tax Expense Related to
 Restructuring Charges                                     (1,869)         --
Excess of Book Expense
 over Tax Expense Related to
 Capitalized Leases                                          (361)         (345)
Other Deferred Costs                                         (185)         (509)
                                                           ------        ------
Deferred Income Taxes                                      $4,518        $6,388
                                                           ======        ======


     The provision (benefit) for income taxes reconciles to the amounts computed by applying the Federal statutory rate to income before tax as follows (in thousands):


                                                  Year Ended December 31,
                                           -------------------------------------
                                             1995          1994           1993
                                           -------        -------        -------
Statutory Federal Income
 Tax Provision                             $   824        $ 2,243        $ 2,355
Amortization of Goodwill                       117            134            134
State Income Taxes,
 Net of Federal Benefit                        286            539            438
Other, Net, Including
 Targeted Jobs and
 FICA Tax Credits                           (1,468)          (604)           153
                                           -------        -------        -------
Provision (Benefit)
 for Income Taxes                          $  (241)       $ 2,312        $ 3,080
                                           =======        =======        =======


(6) LONG-TERM DEBT

     Long-term debt of the Company as of December 31, 1995 and 1994 is as follows (in thousands):


                                                             1995          1994
                                                           -------       -------
Notes payable to banks under Revolving
 Credit Agreement, interest payable
 quarterly at the lead bank's base rate
 (8.5% at December 31, 1995), principal
 due in installments from 1997
 through 2001                                             $15,274       $22,000
10.4% Senior Secured Notes, interest
 payable quarterly, principal due in
 installments from 1996 through 2000(a)                    15,000        15,000
6.69% Senior Secured Notes, interest
 payable semi-annually, principal due
 in installments from 1997 through 2001(a)                 19,000        19,000
                                                          -------       -------
                                                           49,274        56,000
Less:Current Portion                                        3,000          --
                                                          -------       -------
                                                          $46,274       $56,000
                                                          ========      =======


(a) Amount is payable to an insurance company that is a principal stockholder of the Company.

     The Company and its lenders have entered into a security and inter-creditor agreement with respect to the notes payable under the Revolving Credit Agreement and the Senior Secured Notes, whereby all of the Company's assets have been pledged as security to the lenders on a pro-rata basis in accordance with the terms of the agreement.

     The Revolving Credit Agreement provided for a commitment of $40,000,000 at December 31, 1995. (The commitment was increased from $30,000,000 in April
1995). The unused portion of this credit line was $24,726,000. The Company is required to pay a commitment fee of 3/8% on the unused amount of the commitment. The Company must also maintain certain specified financial ratios. On January 1, 1997, the outstanding revolving credit loans convert to a term loan, payable in twenty equal quarterly installments (beginning in April 1997) with interest at the banks' base rate.

     In December 1993, the Company retired its $19,000,000, 13% Senior Secured Note and replaced it with a new $19,000,000, 6.69% Senior Secured Note due 2001 to the same lender. In accordance with the terms of the 13% note agreement, the Company paid a premium of $300,000 to retire the note before its maturity. This prepayment premium has been reflected as an extraordinary item, net of taxes, in the accompanying consolidated statement of income for the year ended December 31, 1993.

     The aggregate principal payments of long-term debt required to be made for each of the years 1997 through 2000 are as follows (in thousands):

          1997     $   9,055
          1998     $  10,055
          1999     $  11,055
          2000     $  10,055



20      Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


(7) LEASES

     The Company is committed under long-term lease agreements primarily involving land and restaurant buildings, improvements and equipment which expire on various dates through 2031. Also, a substantial number of leases contain renewal options ranging from five to fifty years. Certain of the leases require the payment of an additional amount by which a percentage of annual sales exceeds annual minimum rentals. The total amount of such contingent rentals for the years ended December 31, 1995, 1994 and 1993 amounted to $2,392,000, $2,542,000, and $2,361,000, respectively.

CAPITAL LEASES

     At December 31, 1995, minimum lease payments under long-term capital leases were as follows (in thousands):


Year Ended December 31,
---------------------
1996                                                                     $ 942
1997                                                                       912
1998                                                                       864
1999                                                                       700
2000                                                                       619
Thereafter                                                               7,819
                                                                        ------
Total Minimum Lease Payments                                            11,856
Less: Amount Representing Interest                                       6,035
                                                                        ------
Total Obligations under Capital Leases                                   5,821
Less: Current Portion                                                      401
                                                                        ------
Long-Term Obligations under Capital Leases,
 with an Average Interest Rate of 9%                                    $5,420
                                                                        ======


     Amortization of leased property under capital leases and interest expense on the outstanding obligations under such leases were as follows (in thousands):


                                                    Year Ended December 31,
                                           -------------------------------------
                                             1995           1994           1993
                                           -------        -------        -------
Amortization                               $   688        $   862        $   837
Interest Expense                           $   588        $   685        $   691


OPERATING LEASES

     The Company is committed under long-term operating leases (primarily for restaurant land) to make minimum rental payments as follows (in thousands):


Year Ended December 31,
---------------------
1996                                                                     $4,437
1997                                                                      4,107
1998                                                                      3,858
1999                                                                      3,745
2000                                                                      3,774
Thereafter                                                               27,741
                                                                        -------
                                                                        $47,662
                                                                        =======

     The Company is also party to long-term leases on properties where restaurant operations have not commenced as of December 31, 1995 with an aggregate commitment of $2,650,000. In addition, in December 1995, the Company entered into a commitment with a leasing company to lease approximately $3.0 million of computer and related equipment for future point-of-sale system installations at its restaurants.

     The Company, as sublessor, subleased certain Paradise Bakery locations in connection with the 1992 and 1993 franchise sales. Rentals received under these subleases amounted to $293,000, $286,000 and $289,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Minimum rental expense for all operating leases, excluding contingent rent, for the years ended December 31, 1995, 1994 and 1993 was $5,560,000, $5,059,000
and $4,405,000, respectively.

(8) EMPLOYEE BENEFIT PLANS

     The Company's 401(k) Plan allows qualified employees to contribute through payroll deductions from 1% to 5% of gross pay. The Company makes basic matching contributions to the plan equal to 25% of the employee's contribution, not to exceed $1,250 per employee per year, plus a supplemental 25% matching contribution on a quarterly basis if targeted financial results are achieved. Company matching contributions and administrative costs associated with the plan were $282,000, $269,000 and $404,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company's Executive Benefit and Wealth Accumulation Plan allows qualified key executives to defer compensation of at least $5,000 per year and to obtain supplemental survivor and disability benefits.

(9) STOCK OPTION PLANS

     In November 1985, the Board of Directors of the Company adopted an incentive stock option plan (the "ISO Plan") for its key employees and reserved 455,000 shares of common stock for issuance at fair value as determined by the Board of Directors. Options to purchase 455,000 shares of common stock were granted between 1986 and 1988. The options are exercisable no later than ten years from the date of grant. As of December 31, 1995, all participants in the ISO Plan are 100% vested.

     In July 1989, the Board of Directors adopted and the stockholders of the Company approved the 1989 Non-Qualified Stock Option Plan (the "1989 Plan") which authorizes the grant of non-qualified stock options to purchase up to 250,000 shares of the Company's common stock. Under the 1989 Plan, options to purchase 250,000 shares were granted in 1989 to certain senior management and other employees at a fair market value exercise price of $13.50 per share. The options vest at a rate of 25% per year over four years and expire ten years from the date of grant. In December 1991, the Board of Directors approved an exchange program giving option holders under the 1989 Plan an opportunity to surrender their existing options in exchange for the reissuance of a new option with an exercise price of $8.50 that covers one-half the number of shares covered by the existing option. The exchange also required the four-year vesting schedule to start over. Options covering a total of 7,250 shares were reissued in connection with this program. In September 1995, the Board of Directors approved an additional exchange program giving all option holders, excluding executive officers, the opportunity to surrender their existing $13.50 options and $8.50 options for the reissuance of new options with an exercise price of $6.25 that cover one-half the number of shares covered by the existing $13.50 options and four-fifths the number of shares covered by the existing $8.50 options. The exchange required a new two-year vesting period to start.



        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report     21

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     In February 1992, the Board of Directors adopted, and stockholders later approved, the 1992 Stock Option Plan (the "1992 Plan"), which authorizes the grant of options to purchase up to 310,000 shares of the Company's common stock. The options under the 1992 Plan may be awarded as non-qualified stock options or as incentive stock options at an exercise price no less than the fair market value of the common stock at the date of grant. Through December 31, 1995, management and other employees have been granted non-qualified stock options to purchase an aggregate of 377,000 shares of common stock (which include option grants for shares totalling 70,500 related to previously granted and forfeited options). The options vest at a rate of 20% per year over five years and expire ten years from the date of grant.

     In addition to options granted under the ISO Plan, 1989 Plan and 1992 Plan, an option to purchase 20,000 shares of common stock was granted to an officer in April 1988 at a price of $2.31 per share. The option vested over a five-year period and will expire ten years from the date of grant. In 1994, this officer exercised the option with respect to 5,000 shares. At December 31, 1995, the option was exercisable with respect to 15,000 shares.

     There are 3,500 options available for future grant under the 1992 Plan. There have been no charges to income with respect to any options granted. The following table summarizes stock option transactions for the year ended December 31, 1995:


                                                     Shares
                                    -----------------------------------------
                                      ISO Plan      1989 Plan     1992 Plan
                                    ----------    -----------   -------------
Outstanding,
 December 31, 1994                      61,300        207,750         246,400
Granted                                     -              -           80,000
Exercised                              (19,910)            -               -
Forfeited                                   -         (35,500)        (38,900)
Surrendered                                 -         (72,750)             -
Reissued                                    -          37,800              -
                                        ------        -------         -------
Outstanding,
 December 31, 1995                      41,390        137,300         287,500
                                        ======        =======         =======
Exercisable at
 December 31, 1995                      41,390         99,500          65,000
                                        ======        =======         =======


                                                   Price Range
                                    -----------------------------------------
                                      ISO Plan      1989 Plan     1992 Plan
                                    ----------    -----------   -------------
Outstanding,
 December 31, 1994                  $1.54-2.17    $8.50-13.50   $5.875-13.625
Granted                                  -             -            $6.25
Exercised                              $1.54           -              -
Forfeited                                -        $8.50-13.50   $5.875-13.625
Surrendered                              -        $8.50-13.50         -
Reissued                                 -           $6.25            -
Outstanding,
 December 31, 1995                  $1.54-2.17    $6.25-13.50   $5.875-12.875
Exercisable at
 December 31, 1995                  $1.54-2.17      $13.50      $5.875-12.875


(10) STOCKHOLDERS' EQUITY

     The Company's preferred stock may be issued in one or more series and the Board of Directors may fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of each class or series so authorized.

     In connection with the Company's initial public offering in 1989, warrants to purchase a total of 435,000 shares of the Company's common stock were issued to two stockholders. The warrants, which have a price per share of $18.00, became exercisable in September 1993 and expire four years from that date.

(11) SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

     Accrued liabilities consist of the following at December 31, 1995 and 1994 (in thousands):


                                                            1995          1994
                                                           ------        ------
Rent                                                       $  863        $  892
Sales Tax                                                     889           943
Payroll and Payroll Taxes                                   2,730         3,029
Insurance                                                   1,273           600
Interest                                                    1,252         1,154
Unredeemed Gift Certificates                                2,658         2,479
Other                                                       1,705         1,412
                                                           ------        ------
                                                           $11,370       $10,509
                                                           ======        ======


     In 1994 and 1993, the Company recorded a net gain of approximately $300,000 and $900,000, respectively, which is included in selling, general and administrative expenses in the accompanying consolidated statements of income, related to property damage and business interruption insurance coverage resulting from a fire at a Chart House restaurant.

(12) COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     At December 31, 1995, the Company had no material purchase commitments relating to buildings and equipment.

LITIGATION AND OTHER CONTINGENCIES

     The Company periodically is a defendant in cases incidental to its business activities. While any litigation or investigation has an element of uncertainty, the Company believes that the outcome of any of these matters will not have a materially adverse effect on its financial condition or operations.

     The Company maintains letters of credit to cover insurance reserves and other contingencies. At December 31, 1995, outstanding letters of credit amounted to $5,185,000.

     In addition, the Company has guaranteed certain bank debt obligations of third parties with a outstanding balance totalling $1.7 million as of December 31, 1995.



22      Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


(13) SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following is a summary of the unaudited quarterly results of operations for 1995 and 1994 (in thousands, except per share data):


                                                                                                 1995
                                                                                                ------
                                                                                             Quarter Ended
                                                                    ---------------------------------------------------------------
                                                                        March 31          June 30     September 30      December 31
                                                                    ------------     ------------     ------------     ------------
Revenues                                                                $ 42,772         $ 46,563         $ 47,332         $ 42,488
Restaurant Operating Expenses                                             36,447           39,112           40,014           38,065
Restructuring Charges                                                       --               --               --              4,853
                                                                        --------         --------         --------         --------
Income (Loss) from Restaurant Operations                                   6,325            7,451            7,318             (430)

Selling, General and Administrative Expenses                               3,820            4,008            3,597            3,861
Interest Expense, Net                                                      1,217            1,207            1,194            1,193
Other Income                                                                --               --               --             (1,855)

                                                                        --------         --------         --------         --------
Income (Loss) Before Income Taxes                                          1,288            2,236            2,527           (3,629)

Provision (Benefit) for Income Taxes                                         400              695              784           (2,120)

                                                                        --------         --------         --------         --------
Net Income (Loss)                                                       $    888         $  1,541         $  1,743         $ (1,509)

                                                                        ========         ========         ========         ========
Net Income (Loss) Per Common Share                                      $    .11         $    .19         $    .21         $   (.18)

                                                                        ========         ========         ========         ========
Weighted Average Shares Outstanding                                        8,283            8,279            8,276            8,273
                                                                        ========         ========         ========         ========




                                                                                                 1994
                                                                                                ------
                                                                                             Quarter Ended
                                                                    ---------------------------------------------------------------
                                                                        March 31          June 30     September 30      December 31
                                                                    ------------     ------------     ------------     ------------
Revenues                                                                $ 40,290         $ 45,089         $ 46,277         $ 43,284
Restaurant Operating Expenses                                             34,401           37,720           38,572           37,050
                                                                        --------         --------         --------         --------
Income from Restaurant Operations                                          5,889            7,369            7,705            6,234
Selling, General and Administrative Expenses                               3,638            4,143            4,079            4,212
Interest Expense, Net                                                      1,073            1,097            1,109            1,248
                                                                        --------         --------         --------         --------
Income Before Income Taxes                                                 1,178            2,129            2,517              774
Provision for Income Taxes                                                   450              742              847              273
                                                                        --------         --------         --------         --------
Net Income                                                              $    728         $  1,387         $  1,670         $    501
                                                                        ========         ========         ========         ========
Net Income Per Common Share                                             $    .09         $    .17         $    .20         $    .06
                                                                        ========         ========         ========         ========
Weighted Average Shares Outstanding                                        8,319            8,294            8,290            8,295
                                                                        ========         ========         ========         ========


     The tax benefit for the fourth quarter of 1995 reflects additional tax credits related to FICA taxes on tips of $1.0 million. These credits were determined based on a year-end analysis and revision of previous estimates.

     Historically, the Company's business is seasonal in nature with revenues and net income in the second and third quarters being greater than in the first and fourth quarters.

--------------------------------------------------------------------------------

(14) SUBSEQUENT EVENT

     On March 18, 1996, the Company signed definitive agreements for the sale of a 75% interest in its Islands restaurant operations to two affiliates of Islands Restaurants, L.P., the owner/licensor of the Islands concept, for a total purchase price of $23.0 million in notes. The notes bear interest at a rate of 9% and are payable in equal monthly amounts of principal and interest over a 20-year amortization period, with the remaining principal balances due at the end of 15 years. The Company will retain a 25% interest as a limited partner in both of the new entities.

     The consummation of the transaction is subject to obtaining consents and satisfying certain closing conditions. The anticipated date of closing is in the second quarter of 1996.The Company does not expect to recognize any material gain or loss as a result of the transaction.

     Revenues for the Islands restaurant division for 1995 were $23,225,000 and income before income taxes was approximately $67,000.



        Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report     23

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Chart House Enterprises, Inc.:

     We have audited the accompanying consolidated balance sheets of Chart House Enterprises, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chart House Enterprises, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.





                                                             ARTHUR ANDERSEN LLP

San Diego, California
January 25, 1996 (except with respect
  to the matter discussed in Note 14, as
  to which the date is March 18, 1996)



24      Chart House Enterprises, Inc. & Subsidiaries / 1995 Annual Report

BOARD OF DIRECTORS

John M. Creed
  Chairman of the Board
  and Chief Executive Officer,
  Chart House Enterprises, Inc.

William M. Diefenderfer III
  Partner,
  Wunder, Diefenderfer, Cannon & Thelen,
  law firm

William E. Mayer
  Dean,
  College of Business and Management,
  University of Maryland

Alan S. McDowell
  private investor

Arthur J. Nagle
  Managing Director,
  Vestar Capital Partners, Inc.
  investment banking

Harry F. Roberts
  President and Chief Operating Officer,
  Chart House Enterprises, Inc.

Patrick W. Rose
  Chairman, President and
  Chief Executive Officer,
  Van Camp Seafoods, Inc.


CORPORATE OFFICES
115 South Acacia Avenue
Solana Beach, California 92075-1803
(619) 755-8281


INDEPENDENT PUBLIC
ACCOUNTANTS
Arthur Andersen LLP
San Diego, California


TRANSFER AGENT
AND REGISTRAR
The First National Bank of Boston
c/o Boston EquiServe
P.O. Box 644
Boston, Massachusetts 02102-0644


ANNUAL MEETING
The Company's annual meeting of
stockholders will be held Tuesday,
May 7, 1996 at 11:00 a.m. at:
Chart House Restaurant
2588 South Highway 101
Cardiff, California 92007


EXECUTIVE OFFICERS

John M. Creed
  Chairman of the Board
  and Chief Executive Officer

Harry F. Roberts
  President and Chief Operating Officer

William R. Kuntz, Jr.
  Executive Vice President,
  General Counsel and Secretary

Harold E. Gaubert, Jr.
  Vice President,
  Treasurer and
  Chief Financial Officer

Douglas E. Kollus
  Vice President;
  President and
  Chief Operating Officer,
  Islands Restaurants, Inc.


OFFICERS

John L. Anderson
  Vice President--Training,
  Chart House, Inc.

Roy S. Bream
  Vice President--
  Real Estate and Development

Timothy A. Halverson
  Vice President--Taxation

Stephen J. McGillin
  Vice President--Operations,
  Chart House, Inc.

Randall P. McNamara
  Vice President--Operations,
  Chart House, Inc.

Michael J.Plant
  Vice President--Marketing

Richard D. Tipton
  Vice President and
  Assistant General Counsel

John W. Townsend
  Vice President--Information Systems

James C. Wendler
  Vice President and
  Chief Accounting Officer


COMMON STOCK
INFORMATION

The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol CHT. On March 15, 1996, there were 655 holders of record of the Company's Common Stock. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The following table sets forth the quarterly high and low sales prices for a share of the Company's Common Stock for the two most recent fiscal years.


    1994                                                    High          Low
---------------                                            ------        ------
First Quarter                                              14 5/8        10 1/2
Second Quarter                                             15 3/4             6
Third Quarter                                               7 3/4         5 3/4
Fourth Quarter                                             10 5/8             6


    1995                                                    High          Low
---------------                                            ------        ------
First Quarter                                               9 3/8         6 3/4
Second Quarter                                                  9         6 3/4
Third Quarter                                               7 5/8         5 7/8
Fourth Quarter                                                  8         5 5/8


SEC FORM 10-K REPORT
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge to stockholders and may be obtained by writing to:
William R. Kuntz, Jr.
Secretary
Chart House Enterprises,Inc.
115 South Acacia Avenue
Solana Beach, California 92075-1803


STOCKHOLDER MAILING LIST
The Company maintains a direct mailing list to ensure that stockholders whose shares are held in the name of a brokerage firm, bank or other person may receive corporate reports on a timely basis. If you would like your name added to this list, please send us your request in writing.



                                                      Printed on recycled paper.