Form 10-K, Exhibit 13
period 1996-12-31
CHART HOUSE ENTERPRISES INC
filed 1997-03-31
CIK 820757

                         CHART HOUSE ENTERPRISES, INC.

                               ANNUAL REPORT 1996

TO OUR SHAREHOLDERS

  We welcome this first opportunity to address the owners of Chart House Enterprises, Inc. We assumed shared responsibility for leading the management team in mid-November of last year, under difficult circumstances following the resignation of the president and chief executive officer. We view this responsibility as an opportunity to right a listing ship, unfurl the sails and move forward at full speed with a sense of urgency. We are pleased to report that over the past four months the company has made significant progress toward achieving our strategic objectives and has begun to show improved operating results.

REVIEW OF 1996

  We would like to tell you about our plans for improving the company's performance in 1997, but first a brief review of 1996. Last year was a very difficult year for Chart House. The Company reported a $5.4 million loss, or negative 66 cents per share for the year. Almost all of the loss consisted of restructuring and other special charges, including severance and compensation charges in connection with management changes, a $4.2 million write-down of the investment in Islands, and several other asset write-downs. After filtering out all the special charges, the company still would have reported a slight loss for the year, reflecting significant erosion of operating margins in our core Chart House restaurant business.

  The special charges are the aftermath of strategic investment decisions made several years ago and management changes made last year. The decline in restaurant operating margins resulted from factors specific to 1996, including the introduction of pastas and other lower priced, high food cost menu items, as well as dramatic and traumatic changes to the organization, marked by the departure of our longtime chief executive, John Creed, in April and the coming and going within eight months of another CEO, Harry Roberts.

  In 1996, we disposed of our Islands restaurants operations, opened a successful new Chart House restaurant in Newport, Kentucky (metropolitan Cincinnati) and substantially renovated the Cardiff and Malibu restaurants. In the midst of all the organizational changes, we made progress in developing our food, purchasing, human resource and information services functions and made positive changes in operating practices. Despite these bright spots, we were happy to get 1996 behind us.

1997 OPERATING PLAN

  What are we doing to improve our performance? Our plan focuses on the near term and begins with the following strategic mission: (1) demonstrate profitability by exceeding restaurant and corporate level profit goals for 1997; and (2) develop a vision for the long-term viability and growth of Chart House.

  The company's business is managing Chart House restaurant operations. Diversification into other restaurant concepts (Islands, Paradise Bakery, Mangos) has not been successful. Our attention in 1997 will be concentrated on Chart House. Chart House has significant competitive advantages and strengths: a respected, well-known brand name; a solid market niche; spectacular restaurant locations; a limited menu of quality foods, simply prepared; good restaurant level cash flow; experienced management and employees; and a strong corporate culture. These elements provide the foundation on which we have built the 1997 operating plan.

The plan for 1997 consists of actions and initiatives to achieve seven major objectives:
1. Revitalize the restaurant facilities. Restaurant "face-lifts" will proceed on a prioritized basis, in a cost-effective way. The focus is on elements that directly impact the customer's dining experience.
2. Fine tune the foods. Menu changes will reemphasize the Chart House "core" entrees (steaks, prime rib, seafood and fresh fish), surrounded by regional and seasonal specialties, appetizers and desserts, and beverages. An expanded food & beverages team will be responsible for ensuring that our restaurants achieve consistent, high quality food preparation. We will implement central purchasing programs for food and other products and services in order to achieve significant cost savings.
3. Effectively market at the local level. The marketing plan focuses on existing guests to build affinity, dining frequency and word-of-mouth. Rather than expensive nationwide media campaigns, marketing dollars will go to local advertising and promotional programs adapted to the unique needs of each Chart House restaurant market. The Aloha Club will be scaled back to include 15,000 active existing members, further reducing administrative costs.
4. Define the organization structure. We will complete the process of defining roles and responsibilities for each position in the organization and continue the process of reducing overhead costs.
5. Enhance operational systems. Key areas will be human resources and information services. The company has committed to developing its human resources infrastructure to ensure consistent and effective recruitment, selection, management development, training, employee relations, compensation and benefits programs and legal compliance. Information services will provide systems solutions to meet restaurant operations management needs, specifically in the areas of labor scheduling, food costing, menu product mix, reservations and table management.
6. Promote a positive, winning team attitude. Chart House has a strong corporate culture founded on teamwork, honesty, integrity and treating people with dignity and respect. Following a difficult year, we believe the positive aspects of this culture should be managed and reinforced through internal communications programs emphasizing the importance of a winning attitude.
7. Strengthen the balance sheet. The company's balance sheet became over-leveraged largely due to capital spending on Islands and other restaurant projects that did not produce expected returns. An essential component of the 1997 plan is refinancing or restructuring of the company's long-term debt.

RECENT RESULTS

  How are we doing so far this year? Same-store-sales are up for the first two months of 1997.

  We beat budgeted sales, pre-tax operating profit and net income in each of December, January and February. Our cash flow from operations for the year to date compares favorably to the same period of last year and we are carefully managing capital spending, allowing us to reduce our outstanding bank borrowings since the end of the 1996 fiscal year.

  We had a successful annual management conference in mid-January, sending our general managers back to their restaurants stoked with enthusiasm, informed about the operating plan and

                                   ["PICTURE"]
ready to perform. Most recently, we announced the signing of an agreement to raise $19.5 million of equity capital from a new investor, discussed below. It's a good start.

NEW INVESTOR

  On March 10, the company signed an agreement to sell 3.4 million shares of common stock to Chart House Investors, LLC for $19.5 million. Chart House Investors is a new company formed by Equity Group Investments, an affiliate of Sam Zell. The first step, the sale of about 1.6 million shares for $9.4 million, closed on March 11. Sam Zell and Phil Handy have joined the Chart House Enterprises Board of Directors. The second step, the sale of 1.8 million additional shares for $10.1 million, depends on shareholder approval at the annual meeting now scheduled to be held on May 20.

  This transaction will achieve the objective of de-leveraging our balance sheet. It will allow the Company to repay indebtedness, normalize our lender relations and significantly reduce interest costs. Chart House will have the benefit of the substantial resources of the Zell organization. While the transaction has been structured so that no change in control of the company will occur, there is no doubt that Messrs. Zell and Handy will energetically and actively participate on the Board with the objective of enhancing shareholder value.

  Selection of a chief executive officer is the first major decision confronting the reconstituted Board. The company will consider qualified candidates recruited from the restaurant industry as well as candidates from within the company. In the meantime, we will aggressively implement our plan to improve the company's financial performance in 1997.

 ANNUAL REPORT

  Our wonderful restaurant properties emerged in discussions with prospective investors as a universally recognized strength. While we would equally emphasize our quality food and friendly, professional service, we agree that Chart House restaurant locations are worthy of special attention. The pages of this report feature photos of some of our beautiful restaurants and their surroundings.

  We close by thanking Patrick Rose and Alan McDowell for their contributions and many years of service as Chart House board members. In his role as Chairman, Pat provided wisdom and guidance that eased our transition to a leadership role. Alan's perspective as a successful restaurant industry investor added great value to the Board.

  Finally, thanks to you, our share owners, who have supported Chart House through difficult and unrewarding times. We are confident that your patience will be rewarded. We look forward to meeting you at the annual meeting of shareholders on Tuesday, May 20 in Del Mar, California.

Sincerely,


William R. Kuntz, Jr.                                 Stephen J. McGillin
Executive Vice President--Finance & Administration    Executive Vice President--
                                                       Operations

                                  ["PICTURE"]

                                 ["LOCATIONS"]


FINANCIALS
About Our Company.................................    9
Management's Discussion and Analysis..............   10
Selected Financial Data...........................   15
Consolidated Balance Sheets.......................   16
Consolidated Statements of Operations.............   17
Consolidated Statements of Stockholders' Equity...   17
Consolidated Statements of Cash Flows.............   18
Notes to Consolidated Financial Statements........   19
Report of Independent Public Accountants..........   28


                                  ["BLANK PAGE"]

ABOUT OUR COMPANY

  Chart House Enterprises, Inc. is a publicly held, New York Stock Exchange listed company based in Solana Beach, California.

  The Company operates 63 Chart House restaurants in 22 states, Puerto Rico and the U.S. Virgin Islands. The Company also operates Peohe's restaurant and Solana Beach Baking Company, both located in California. The Company sold its Islands restaurants in 1996, but retained a significant investment in the operation.

  Chart House restaurants are full-service, casual dinner houses with a menu featuring fresh fish, steaks, prime rib, seafood, pasta dishes and chicken. Many of the Chart House restaurants feature an elaborate salad bar and some Chart Houses have seafood bars which offer various appetizers. The menu is offered in architecturally or historically unique buildings located in a variety of settings, including lakeshores, mountains and seacoasts.

  One Chart House, which opened in 1994 in Weehawken, New Jersey, is being operated under a management agreement with the owner of the property.

  A new Chart House in the Cincinnati, Ohio/Northern Kentucky area opened in April 1996, and one Chart House in Long Beach, California closed in May 1996.

  Peohe's is an upscale seafood restaurant located in Coronado, California. Chart House also operates Solana Beach Baking Company, a wholesale bakery facility in Carlsbad, California, which supplies bread and other bakery goods to Chart House restaurants. It also supplies muffins, croissants, cookies and other bakery goods to food service distributors and other retail accounts.


                                    ["GRAPHS"]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following table presents the results of operations for each of the fiscal years in the period ended December 30, 1996. The dollar amounts are in thousands.

                                                         1996                 1995                 1994
                                                    AMOUNT       %       AMOUNT       %       AMOUNT       %
Revenues                                           $160,551    100.0    $179,155    100.0    $174,940    100.0
Cost and Expenses:
 Cost of Sales..................................     49,202     30.6      51,891     29.0      52,121     29.8
 Restaurant Labor...............................     45,648     28.4      48,583     27.1      47,239     27.0
 Other Operating Costs..........................     38,767     24.1      42,467     23.7      38,511     22.0
 Selling, General and Administrative Expenses...     13,911      8.7      15,286      8.5      16,072      9.2
 Depreciation and Amortization..................      9,743      6.1      10,697      6.0       9,872      5.7
 Write-Down of Assets and Restructuring and
   Unusual Charges..............................      7,833      4.9       4,853      2.7           -        -
 Interest Expense...............................      4,903      3.1       4,996      2.8       4,718      2.7
 Interest Income................................     (1,240)     (.8)       (185)     (.1)       (191)     (.1)
 Other Income--Gain on Sale of Subsidiary.......          -        -      (1,855)    (1.1)          -        -

     Total Costs and Expenses...................    168,767    105.1     176,733     98.6     168,342     96.3

Income (Loss) Before Income Taxes...............     (8,216)    (5.1)      2,422      1.4       6,598      3.7
Provision (Benefit) for Income Taxes............     (2,793)    (1.7)       (241)     (.1)      2,312      1.3

Net Income (Loss)...............................   $ (5,423)    (3.4)   $  2,663      1.5    $  4,286      2.4

Management believes that the most meaningful approach to analyzing operations is through margin analysis which requires critically reviewing the relationships that certain costs and expenses bear to revenues. Accordingly, the discussion below follows this approach.

1996 COMPARED TO 1995

  Revenues decreased by $18,604,000 from $179,155,000 in 1995 to $160,551,000 in
1996. The disposition of Paradise Bakery (December 1995) and the Islands restaurants (May 1996) accounted for a combined decrease in revenues of $16,853,000 in 1996. The closing of a total of four restaurants in the Chart House division in 1995 and 1996 accounted for a decrease in revenues of $2,300,000. One new Chart House, which opened in April 1996, contributed revenues of $2,666,000. Chart House comparable sales (sales at restaurants open the entire period of both years) fell by 1.4% due mostly to lower average check amounts resulting from the introduction in early 1996 of certain lower-priced menu items. Customer counts between the two years were relatively stable.

  Restaurant-level operating margins were lower in 1996 than in 1995. Generally, increased operating expenses without corresponding revenue increases placed significant pressure on restaurant-level margins, contributing to unfavorable operating results. Beginning in the early part of 1996, new menu items were introduced at Chart House restaurants, most of which were priced lower than other existing menu items. This changed the menu product mix, resulting in significantly higher percentage food and hourly restaurant labor costs. Other operating costs at the restaurants, which include expenses for rent, maintenance, utilities, supplies, tableware, property taxes, insurance and other services and costs, increased slightly as a percentage of revenues; however, this increase was minimized as efforts were focused on reducing controllable operating expenses.

  The disposition of Paradise Bakery and the Islands restaurants impacts comparisons of operating-related costs and expenses, in particular food costs. Paradise Bakery and Islands historically had lower percentage food costs than Chart House restaurants which stand-alone were approximately 29.7% for 1995. Conversely, the disposed operations had higher percentage other operating costs than Chart House restaurants.

  Selling, general and administrative expenses decreased by $1,375,000, and as a percentage of revenues increased from 8.5% in 1995 to 8.7% in 1996. There were decreases in costs resulting from the disposition of Islands and reduction in administrative payroll costs. Partially offsetting these decreases was a significant increase in marketing-related expenses and increases in consulting and product development costs as the Company pursued a revitalization program.

  Depreciation and Amortization as percentage of revenues did not change materially from 1995 to 1996.

  In 1996, the Company incurred significant charges for write-down of assets and restructuring-related activity. Total charges for the year of $7,833,000 included severance and special compensation costs of $1,430,000 related to the turnover of two chief executive officers and other management employees in a series of company reorganization moves, a charge of $4,198,000 to write down the investment in an Islands limited partnership, concurrent with a decision by Islands Florida LP to dispose of all its properties in Florida, and the remainder primarily consisting of write-downs of certain assets and properties to estimated net realizable value. Restructuring charges in 1995 included asset write-downs and other costs associated with the decision to dispose of selected restaurant properties, and employee severance costs.

  Interest expense in 1996 was $93,000 lower than in 1995 due to reduced average borrowing levels (the result of cash proceeds received from the sale of Paradise Bakery in December 1995), and from lower prevailing interest rates in 1996 under the revolving credit agreement. Partially offsetting the decrease was an increase in interest costs from capitalized lease additions.

  Interest income in 1996 increased by $1,055,000 over 1995 due primarily to interest earned on a note received in connection with the sale of the Islands restaurant operations in May 1996.

  The effective rate for the benefit for income taxes was 34% for 1996. The significant loss reported in 1996 generated a tax benefit as a result of the Company's ability to carry back the loss against previous years' taxable income. The tax benefit generated in 1995 is primarily the result of the Company's utilization of significant federal tax credits from employment-related FICA taxes paid on tip earnings reported by the Company's employees.

  As a result of the foregoing, net income decreased by $8,086,000 from $2,663,000 in 1995 to a loss of $5,423,000 in 1996.

1995 COMPARED TO 1994

  Revenues increased by $4,215,000 from $174,940,000 to $179,155,000. Newly-
opened Islands restaurants accounted for an increase in revenues of $9,115,000. The Company's wholesale bakery increased its sales by $2,030,000 over 1994, due primarily to the addition of the Starbucks Coffee Company retail account. The sale of the Cork 'N Cleaver restaurants at the end of 1994 accounted for a decrease in revenues of $3,123,000. Comparable restaurant sales (sales at restaurants open the entire period of both years) fell by approximately $3,500,000, or 2.2% from the previous year. The decrease was primarily the result of decreases in customer counts at Chart House and Islands restaurants, offset somewhat by higher check averages at the restaurants. Menu price increases for 1995 averaged approximately 1% at Chart House restaurants and 2% at Islands.

  Restaurant level operating margins decreased from 1994 to 1995. Generally, weaker restaurant sales in 1995 placed pressure on restaurant operating margins. Cost of sales decreased as a percentage of revenues mainly because of lower costs of beef and chicken products and improved control of food costs at Islands restaurants. Restaurant labor as a percentage of revenues remained, for the most part, even with the 1994 level, as management continued its efforts to control hourly employee labor costs at the restaurants despite the softness in 1995 sales. However, other operating costs, which include expenses for rent, maintenance, utilities, supplies, tableware, property taxes, insurance and other services and costs, increased as a percentage of revenues in 1995. The higher percentage was primarily the result of increased direct promotional costs of redeeming Aloha Club awards at the Chart House restaurants, an increase in insurance expenses, and new Islands restaurants, which have had higher occupancy and other operating costs as a percentage of revenues.

  Restructuring charges of $4,853,000 included asset write-downs and other costs associated with the decision to dispose of three Chart House restaurants and two former restaurant properties, as well as employee severance costs. The restructuring charges were an outgrowth of a strategic plan adopted by the Company to refocus on its core business--Chart House restaurants--through revitalization of facilities, enhancement of menu offerings and increased marketing efforts, and selectively disposing of restaurants that do not meet performance criteria. As part of the plan, the Company sold the Paradise Bakery division (see below) and initiated steps to sell the Islands restaurant operations. The Paradise Bakery division in 1995 had revenues of $4,700,000 and income before income taxes of $700,000. The Islands restaurant division, which contributed revenues of $23,225,000 in 1995 and $15,100,000 in 1994, had not provided a significant amount of earnings for the Company for the past two years. The decision to sell Islands was largely the result of the Company's dissatisfaction that overall returns on its investment in Islands did not meet expectations. In May 1996, the Company completed the sale of a 75% interest in its Islands restaurants to two affiliated partnerships of Islands Restaurants, L.P.

   Selling, general and administrative expenses as a percentage of revenues decreased from 9.2% in 1994 to 8.5% in 1995. Marketing expenditures for the Chart House Aloha Club were lower in 1995 than in 1994, as there were significant start-up costs in 1994 for the Aloha Club, and costs for redeeming award certificates were shifted to restaurant operations in 1995. In addition, the Company reduced personnel and overhead costs at the Islands organization in 1995. Partially offsetting these decreases was an increase in consulting fees for purposes of strategic planning and related matters, food development, concept design and compensation planning. There were unusual credit items in both years, which reduced selling, general and administrative expenses, as follows: In 1994, the Company recorded the final settlement of an insurance claim in the amount of $300,000; and, in 1995, the Company recognized income of $185,000 from non-refundable deposits (net of legal costs incurred) received from a party who was unsuccessful in acquiring Paradise Bakery, Inc.

  Depreciation and Amortization increased slightly as a percentage of Revenues because of the addition of several new Islands restaurants, which generally have shorter asset lives and higher relative asset costs than the older base of Chart House restaurants.

  Interest Expense increased by $278,000 in 1995 due primarily to higher prevailing interest rates under the revolving credit agreement in 1995.

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

OPERATING TRENDS AND OUTLOOK

  The 1996 fiscal year was a difficult transition year for the Company. The introduction of new menu items at Chart House restaurants in the early part of 1996, which included pasta entrees at all restaurants and other specialty dishes and appetizers at the majority of restaurants, represented an initial phase of a long-term program to revitalize the Chart House restaurants. The program, in addition to placing a greater emphasis on food, relies on remodeling and increased marketing efforts to drive restaurant sales. The immediate impact in 1996 of the menu changes was an increase in operating expenses, especially food and restaurant hourly labor costs, which had a significantly adverse effect on 1996 restaurant operating results. Remodeling efforts in 1996 were largely focused on two restaurants (see below). Marketing efforts included significant advertising and promotional activity for the remodeled restaurants as well as several company-wide promotional campaigns, which resulted in increased selling, general and administrative costs. In addition, management believes that organizational changes and senior management turnover disrupted operations throughout the year.

  In mid-1996, management began making further changes to recipes, purchasing and menu pricing. Management also reviewed labor scheduling and other processes for cost-saving opportunities and took steps to reduce certain controllable expenses at both restaurant and corporate levels. Management believes that these actions contributed to an improvement in fourth quarter 1996 operating results, and that these and other measures, especially in the food and supply purchasing area, should have a positive effect on operating results in 1997. Also, the Company plans to reduce 1997 marketing expenses by scaling back company-wide promotional efforts and concentrating on more effective, locally-based marketing programs. There can be no assurances, however, that operating results will improve in 1997.

  On October 1, 1996, the Federal minimum hourly wage increased from $4.25 to $4.75 per hour, and will increase further to $5.15 on September 1, 1997. Additionally, in November 1996, California voters passed an initiative to increase the minimum hourly wage to employees based in California (a state in which the Company operates 19 restaurants) from the current Federal minimum wage to $5.00 on March 1, 1997, increasing again to $5.75 on March 1, 1998. Management believes these measures will increase the Company's 1997 labor costs and is taking steps to minimize the impact of the increased wage rates.

LIQUIDITY AND CAPITAL RESOURCES

  The Company requires capital principally for the acquisition and construction of new restaurants and the remodeling and refurbishing of existing restaurants. The Company's primary sources of working capital are cash flows from operations and borrowings under a revolving credit agreement with three banks which at December 30, 1996 provided a $24,000,000 line of credit (reduced from $40,000,000 in August 1996, as discussed below) with interest at the agent bank's base rate (or LIBOR plus 1.50%). Net cash flows from operating, financing and investing activities are used primarily to reduce or increase those borrowings. In 1996, the Company increased its revolving credit debt by $3,926,000. At December 30, 1996, the Company had outstanding borrowings of $19,200,000 under the revolving credit agreement.

  In July 1996, the Company paid the first principal installment of $3,000,000 under the 10.4% senior secured note, reducing the amounts outstanding under the two senior secured notes from $34,000,000 to $31,000,000. An aggregate of $6,000,000 of principal installments under these notes are due in 1997.

  Capital expenditures for the 1996 fiscal year, which totaled $11.5 million, included, among other things, expenditures for major remodels of two Chart House restaurants and construction of a newly-opened Chart House restaurant in the Cincinnati, Ohio/Northern Kentucky metropolitan area. Also included were expenditures of approximately $1.4 million related to Islands restaurants, which were sold in May 1996.

  The Company's strategic plan initially allocates capital resources to revitalizing the existing base of Chart House restaurants. The Company plans to invest a significant amount of capital over approximately the next three years under the revitalization program. The Malibu Chart House was the first restaurant remodel completed under the program, in April 1996. A second restaurant remodel, in Cardiff, California, was completed in August, 1996. Each of these two remodels featured an interior redesign, new decor package and upgraded kitchen and cook line to accommodate an expanded menu. The newly-opened Chart House in Cincinnati is modeled similarly. Management believes that future remodels for the majority of restaurants under the revitalization program will be less extensive and require less capital outlay than the Malibu and Cardiff remodels, which cost approximately $1.5 million each. For 1997, the Company has planned upgrading activity for approximately twenty restaurants, which will devote capital resources, in a cost-effective way, to the components that management believes will be noticed by its customers: paint, carpeting, lighting, sound systems, and cook line upgrades, among other things. Projected total capital expenditures for 1997 are between $6 and $8 million.

  Management believes that cash flows from operations will be sufficient to fund planned capital expenditure activity in 1997. Borrowings under the revolving credit agreement are expected to be available to meet any other funding requirements not met by cash flows from operations.

  In August 1996, the Company and its lenders amended the existing debt agreements, including the revolving credit agreement with the banks and the two senior secured note agreements with an insurance company, and the lenders waived the Company's non-compliance with two loan covenant ratios as of the end of the 1996 second quarter. The revolving credit agreement was amended to reduce the amount of the banks' revolving credit commitment from $40 million to $24 million. The loan covenants covered by the waiver were an interest coverage ratio and a fixed charge coverage ratio which were not in compliance for the twelve-month period ended July 1, 1996. The Company recorded restructuring charges and certain special charges in the fourth quarter of 1995 and first half of 1996, respectively, which contributed to the lower earnings amounts used in computing the two ratios. Pending the outcome of further discussions with the lenders, the Company postponed any significant capital expenditures for remodels of restaurants as part of the Chart House restaurant revitalization program.

  In November 1996, the Company and its lenders agreed to further amend certain terms of the existing debt agreements and establish October 1, 1997 as the due date for outstanding revolving credit borrowings, while concurrently eliminating the Company's right to convert the revolving credit borrowings to a five-year term loan. In addition, the principal payments of $3,000,000 payable in January 1997 and $3,000,000 payable in July 1997 under the two senior secured notes were deferred until October 1, 1997. In connection with these amendments, the lenders waived the Company's non-compliance with the same two loan covenant ratios referred to above for the third quarter of 1996. New loan covenant measures were set for future quarterly periods beginning with the fourth quarter of 1996. The Company was in compliance with the loan covenants under its amended debt agreements at December 30, 1996.

  The Company began in late-1996 to seek and obtain alternative financing in order to reduce the amounts owed to its existing lenders and to provide capital needed to enable the Company to move forward with its strategic plan.

  In March 1997, the Company agreed to sell 3.4 million newly-issued shares of common stock in a private placement to an investment company at $5.75 per share, for a total sale price of $19,550,000. The initial sale of 1,641,750 shares for $9.4 million was completed in March 1997. An additional 1,758,250 shares will be sold for $10.1 million, subject to approval by the Company's shareholders at the annual meeting which is expected to be held in May 1997. The Company intends to use the net proceeds from the sale of stock, less estimated transaction costs of $1.1 million, to repay existing indebtedness. The Company will use net proceeds from the initial sale transaction to repay the $6.0 million of 1997 scheduled principal installments owed under the two senior secured notes. The remainder of the net proceeds from the initial sale will be applied to reduce borrowings under the revolving credit agreement. The Company's lenders have agreed to extend the maturity date on the revolving credit borrowings from October 1, 1997 to April 1, 1998, and to make certain other immediate modifications to the amended debt agreements, including a reduction in the revolving credit commitment amount from $24 million to $20.4 million. Giving effect to the sale of the initial shares and the application thereof to the revolving credit borrowings, management believes the Company will have sufficient liquidity under its credit facility. The Company has entered into discussion with its lenders to modify certain terms of the existing credit facility. Among other modifications, the Company will seek to establish a longer term revolving credit facility. The Company's lenders have notified the Company that any such modifications would be contingent upon, among other conditions, completing the sale of the additional $10.1 million shares. There can be no assurance that such debt agreements will be modified on terms satisfactory to the Company.

EFFECT OF INFLATION; OTHER COST INCREASES

  The Company generally has been able to increase menu prices or make other adjustments to substantially offset increases in its operating costs resulting from inflation. For 1996, the Company had a weighted menu price increase of approximately 1% at the Chart House restaurants. It is anticipated that menu prices for 1997 will not be raised significantly. Although management does not anticipate that inflation will have a material effect on income from restaurant operations in 1996, future increases in labor, food or other operating costs could adversely affect the Company's operating results.

  Management believes that interest rates on its outstanding borrowings could increase in 1997. In the November 1996 amendment to the Company's debt agreements, the lenders added a provision which would increase interest rates by two percentage points effective July 1, 1997. Management believes that the terms of that amendment, which also included an acceleration of debt maturities, were set by the lenders to encourage the Company to seek and obtain alternative financing to reduce outstanding debt levels (which the Company has, in fact, accomplished). The Company and its lenders are currently in discussions regarding modification of terms of the existing debt agreements, taking into account the Company's improved financial position resulting from the sale of common stock described above. Management believes that the provision to increase interest rates at mid-year should be eliminated, although there may be some interest rate adjustment as part of a restructuring of credit facilities.

SEASONALITY AND OTHER INFORMATION

  Historically, the Company's business is seasonal in nature with Revenues and Net Income for the second and third quarters greater than in the first and fourth quarters.

  In 1996, the Company switched from a calendar-based fiscal year to a 52/53-week fiscal year. This reporting method is used by many companies in the restaurant and retail industries and is meant to improve future year-to-year comparisons of operating results. In 1996, the fiscal year consisted of four equal 13-week quarterly periods ended April 1, July 1, September 30 and December
30. This change did not have a material effect on reported results for the fiscal year ended December 30, 1996. However, the first fiscal quarter of 1997 will benefit from the inclusion of December 31, which historically is the highest sales day for the Chart House restaurants.

  The Company's wholesale baking subsidiary, Solana Beach Baking Company, has expanded its business over the past few years, primarily with the addition of retail and grocery accounts. Sales for the baking company were $5,005,000 in 1996 and $4,772,000 in 1995, and pre-tax earnings for the respective periods were approximately $830,000 and $1,100,000.

  This report contains forward-looking statements that were made within the safe harbor provisions of the Securities Litigation Reform Act of 1995. Actual results could differ from those projected in the forward looking statements.

SELECTED FINANCIAL DATA
(In Thousands, Except Per Share Data)

                                               1996        1995        1994        1993        1992
Revenues                                     $160,551    $179,155    $174,940    $157,137    $158,500
Depreciation and Amortization                   9,743      10,697       9,872       9,395       9,528
Restructuring and Other Charges (1)             7,833       4,853           -           -       4,129
Interest Expense                                4,903       4,996       4,718       5,351       5,407
Interest Income                                (1,240)       (185)       (191)       (177)       (105)
Other Income-Gain on Sale of Subsidiary (2)         -      (1,855)          -           -           -
Income (Loss) Before Income Taxes
 and Extraordinary Item                        (8,216)      2,422       6,598       7,227         741
Income (Loss) Before Extraordinary Item        (5,423)      2,663       4,286       4,147         293
Extraordinary Item (3)                              -           -           -        (172)          -
Net Income (Loss)                              (5,423)      2,663       4,286       3,975         293
Income (Loss)Per Common Share
 Before Extraordinary Item                       (.66)        .32         .52         .50         .04
Extraordinary Item                                  -           -           -        (.02)          -
Net Income (Loss) Per Common Share              $(.66)       $.32        $.52    $    .48        $.04
Weighted Average Shares Outstanding             8,254       8,277       8,292       8,285       8,219

Balance Sheet Data (End of Period):
Total Assets                                 $148,925    $153,446    $156,709    $147,008    $137,593
Current Portion of  Long-Term Indebtedness      6,772       3,401         646         782       4,733
Long-Term Indebtedness                         50,499      51,694      61,982      56,209      48,012
Stockholders' Equity                           71,308      76,652      73,958      69,582      65,522

(1) Restructuring and Other Charges in 1996 and 1995 include amounts to write down assets to their estimated net realizable value and estimated costs related to ceasing operations and selling the restaurants, as well as employee severance costs. Restructuring charges in 1992 were primarily the result of terminating development of a new restaurant concept.
(2) Other Income in 1995 represents the gain recorded on the sale of the Company's wholly-owned subsidiary, Paradise Bakery, Inc.
(3) Extraordinary Item in 1993 represents a prepayment penalty on early retirement of debt in the amount of $300,000, net of the related income tax benefit of $128,000.

                  CONSOLIDATED BALANCE SHEETS
             (In Thousands, Except Per Share Data)
                                                                   DEC. 30,    DEC. 31
                             ASSETS                                  1996        1995
Current Assets:
 Cash...........................................................    $    204   $    245
 Accounts Receivable............................................       4,807      3,973
 Refundable Income Taxes........................................       1,852          -
 Inventories....................................................       3,226      3,900
 Prepaid Expenses and Other Current Assets......................         882      1,592
   Total Current Assets.........................................      10,971      9,710
Property and Equipment, at Cost:................................
 Land...........................................................       7,655      7,655
 Buildings......................................................      27,207     27,871
 Equipment......................................................      39,530     46,376
 Leasehold Interests and Improvements...........................      72,011     85,225
 Construction in Progress.......................................         787      3,813
                                                                     147,190    170,940
Less: Accumulated Depreciation and Amortization.................      53,643     52,924
 Net Property and Equipment.....................................      93,547    118,016
Leased Property under Capital Leases, Less Accumulated
Amortization of $4,561 in 1996 and $4,051 in 1995...............       5,672      4,456
Assets of Business Transferred Under Contractual Arrangements...      23,416          -
Other Assets and Goodwill, Net..................................      15,319     21,264
                                                                    $148,925   $153,446
                                                                    DEC. 30,    DEC. 31
LIABILITIES AND STOCKHOLDERS' EQUITY                                    1996       1995
Current Liabilities:
 Current Portion of Long-Term Debt..............................    $  6,000   $  3,000
 Current Portion of Obligations under Capital Leases............         772        401
 Accounts Payable...............................................       3,303      4,240
 Accrued Liabilities............................................      13,466     12,941
   Total Current Liabilities....................................      23,541     20,582
Long-Term Debt..................................................      44,200     46,274
Long-Term Obligations under Capital Leases......................       6,299      5,420
Deferred Income Taxes...........................................       3,577      4,518
Commitments and Contingencies
Stockholders' Equity:
 Preferred Stock, $1.00 par value, authorized 10,000,000
 shares; none outstanding.......................................           -          -
 Common Stock, $.01 par value, authorized 30,000,000 shares;
 8,262,513 shares outstanding in 1996 and 8,216,123 in 1995.....          83         82
 Additional Paid-In Capital.....................................      42,145     42,067
 Retained Earnings..............................................      29,080     34,503
   Total Stockholders' Equity...................................      71,308     76,652
                                                                    $148,925   $153,446

The accompanying notes are an integral part of these consolidated balance sheets

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Data)

                                                                               FISCAL YEARS ENDED
                                                                        DEC. 30,     DEC. 31,       DEC. 31,
                                                                          1996         1995           1994
Revenues..........................................                       $160,551    $179,155         $174,940
Costs and Expenses:
 Cost of Sales....................................                         49,202      51,891           52,121
 Restaurant Labor.................................                         45,648      48,583           47,239
 Other Operating Costs............................                         38,767      42,467           38,511
 Selling, General and Administrative Expenses.....                         13,911      15,286           16,072
 Depreciation and Amortization....................                          9,743      10,697            9,872
 Write-Down of Assets and Restructuring and
 Unusual Charges..................................                          7,833       4,853                -
 Interest Expense.................................                          4,903       4,996            4,718
 Interest Income..................................                         (1,240)       (185)            (191)
 Other Income -- Gain on Sale of Subsidiary.......                              -      (1,855)               -
   Total Costs and Expenses.......................                        168,767     176,733          168,342
Income (Loss) Before Income Taxes.................                         (8,216)      2,422            6,598
Provision (Benefit) for Income Taxes..............                         (2,793)       (241)           2,312
Net Income (Loss).................................                       $ (5,423)   $  2,663         $  4,286
Net Income (Loss) Per Common Share................                          $(.66)       $.32             $.52
Weighted Average Shares Outstanding...............                          8,254       8,277            8,292

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In Thousands)

                                                      COMMON STOCK     ADDITIONAL                    TOTAL
                                                      ------------       PAID-IN     RETAINED    STOCKHOLDERS'
                                                     SHARES   AMOUNT    CAPITAL      EARNINGS       EQUITY
Balance, December 31, 1993                            8,140      $81     $ 41,947    $ 27,554         $ 69,582
Exercise of Stock Options                                56        1           89           -               90
Net Income                                                -        -            -       4,286            4,286
Balance, December 31, 1994                            8,196       82       42,036      31,840           73,958
Exercise of Stock Options                                20        -           31           -               31
Net Income                                                -        -            -       2,663            2,663
Balance, December 31, 1995                            8,216       82       42,067      34,503           76,652
Exercise of Stock Options                                46        1           78           -               79
Net Loss                                                  -        -            -      (5,423)          (5,423)
Balance, December 30, 1996                            8,262      $83     $ 42,145    $ 29,080         $ 71,308

 The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

                                                                         FISCAL YEARS ENDED
                                                           DEC. 30,             DEC. 31,        DEC. 31,
                                                             1996                 1995            1994
Cash Flows from Operating Activities:
 Net Income (Loss)......................................   $ (5,423)          $    2,663       $   4,286
 Adjustments to Reconcile Net Income (Loss)
 to Cash Flows Provided by Operating Activities:
   Depreciation and Amortization........................      9,743               10,697           9,872
   Deferred Income Taxes................................       (941)              (1,957)            117
   Loss on Retirement and Write-Down of Assets..........      6,999                4,912             379
   Gain on Sale of Subsidiary...........................          -               (1,855)              -
   Change in Net Current Liabilities....................     (2,529)               2,745          (1,194)
   Cash Provided by Operating Activities................      7,849               17,205          13,460
Cash Flows from Investing Activities:
 Expenditures for Property and Equipment................    (11,481)             (17,351)        (18,994)
 Reductions (Additions) to Other Assets and Goodwill....        865                  344          (1,498)
 Proceeds from Sale of Subsidiary.......................          -                5,375               -
 Proceeds from Sale/Leaseback of Asset..................          -                  905               -
 Net Proceeds from Disposition of Assets................      1,596                  441             870
 Payments Received on Notes Receivable..................        659                  416             281
   Cash Used in Investing Activities....................     (8,361)              (9,870)        (19,341)
Cash Flows from Financing Activities:
 Principal Payments on Long-Term Obligations under
 Capital Leases.........................................       (534)                (640)           (782)
 Net Borrowings (Payments) under Revolving Credit
 Agreement..............................................      3,926               (6,726)          6,600
 Payments of Long-Term Debt.............................     (3,000)                   -               -
 Proceeds from Issuance of Common Stock on
 Exercise of Options....................................         79                   31              90
   Cash Provided by (Used in) Financing Activities......        471               (7,335)          5,908
Increase (Decrease) in Cash.............................        (41)                   -              27
Cash, Beginning of Year.................................        245                  245             218
Cash, End of Year.......................................   $    204           $      245     $       245
The Change in Net Current Liabilities is Comprised of
the Following:
 Decrease (Increase) in Accounts Receivable.............   $   (263)          $      980     $      (619)
 Increase in Refundable Income Taxes....................     (1,852)                   -               -
 Decrease (Increase) in Inventories.....................         53                 (103)           (515)
 Decrease (Increase) in Prepaid Expenses and Other
 Current Assets.........................................        280                 (292)            365
 Increase (Decrease) in Accounts Payable................       (937)                 972            (995)
 Increase (Decrease) in Accrued Liabilities.............        190                1,188             570
   Change in Net Current Liabilities....................   $ (2,529)          $    2,745     $    (1,194)
Supplemental Cash Flow Disclosure:
Cash Paid During the Year For:
Interest (Net of Amount Capitalized)....................   $  5,037           $    4,923     $     3,946
Income Taxes............................................   $    786           $    1,505     $     2,303
Non-Cash Investing and Financing Activities:
Notes Received from Sale of 75% of Islands Operations...   $ 23,000           $        -     $         -
Notes Received from Sale of Subsidiary..................   $      -           $    1,350     $         -
Capitalized Lease Obligations Incurred for Property
 Additions and Acquisitions.............................   $  2,532           $        -     $         -

 The accompanying notes are an integral part of these consolidated statements.

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

     In 1996, the Company switched from a calendar-based fiscal year to a 52/53-week fiscal year. This reporting method is used by many companies in the restaurant and retail industries and is meant to improve future year-to-year comparisons of operating results. The new fiscal year consists of four equal 13-week quarterly periods ending on the Monday nearest to the calendar quarter end. In 1996, the fiscal quarter end dates were April 1, July 1, September 30 and December 30. This change did not have a material effect on reported results for the fiscal year ended December 30, 1996.

  Certain balances and amounts for 1994 and 1995 have been reclassified to conform to the 1996 presentation.

NATURE OF OPERATIONS

  The Company is engaged primarily in the restaurant business. At December 30, 1996, the Company operated 63 Chart House restaurants and one Peohe's restaurant. The Company also operates a wholesale bakery.

  The Company operates restaurants in 22 states, Puerto Rico and the U.S. Virgin Islands, with a concentration of operations on the east and west coasts.

INVENTORIES

  Inventories are priced at the lower of cost (first-in, first-out) or market, and consist of the following (in thousands):

                                                         DEC. 30,   DEC. 31,
                                                           1996       1995
Food and Non-Alcoholic Beverages......................     $1,370     $1,388
Alcoholic Beverages...................................      1,195      1,223
Operating Supplies....................................        661      1,289
                                                           $3,226     $3,900

PREPAID EXPENSES AND OTHER CURRENT ASSETS

  Prepaid expenses and other current assets include, among other things, deferred restaurant pre-opening costs which are amortized over a period of twelve months from the opening dates of the respective restaurants. Pre-opening costs consist of hiring and training-related expenses and other direct costs associated with opening a restaurant. Deferred pre-opening costs amounted to $208,000 and $681,000 at December 30, 1996 and December 31, 1995, respectively. Amortization of deferred pre-opening costs for the fiscal years 1996, 1995 and 1994 was $767,000, $921,000 and $1,060,000, respectively.

PROPERTY AND EQUIPMENT AND LEASED PROPERTY

  Depreciation and amortization are recorded for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. Leasehold interests and improvements and leased property are amortized over the shorter of the lease term or the asset life. The average estimated depreciable lives for financial reporting purposes are 30 years for buildings, 22 years for leasehold interests and improvements and leased property, and 9 years for equipment.

  Maintenance, repairs and minor purchases are expensed as incurred. Major purchases of equipment and facilities, and major replacements and improvements are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are reflected in the accompanying consolidated statements of operations.

OTHER ASSETS AND GOODWILL

  Other assets and goodwill include costs of liquor licenses of $949,000 and $1,067,000 at December 30, 1996 and December 31, 1995, respectively, which are not being amortized because they have undefined lives. Islands territorial rights were $3,800,000 at December 31, 1995 (see Note 3). Goodwill was $12,464,000 and $12,895,000 at December 30, 1996 and December 31, 1995,
respectively, net of accumulated amortization of $4,741,000 and $4,310,000, respectively. The goodwill is being amortized using the straight-line method over 40 years. The Company evaluates goodwill for impairment on an ongoing basis.

LONG-LIVED ASSETS

  On a regular basis, the Company evaluates and assesses its assets and properties for impairment under the guidelines of Financial Accounting Standards Board Statement No. 121 ("Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of"), and makes appropriate adjustments when an asset is deemed to be impaired.

FEES AND ROYALTIES

  Since August 1994, the Company has operated a Chart House restaurant in Weehawken, New Jersey under a management agreement with the owner of the property that provides the Company with a management fee of 7% of sales of the restaurant. Management fees related to this operation, which are included in revenues in the accompanying statements of operations, were $502,000 in 1996, $480,000 in 1995 and $170,000 in 1994.

  The Company earned franchise fees and royalties from its franchised Paradise Bakery operations, which were sold in December 1995 (see Note 3), and earned management fees through operating under a management agreement certain Islands restaurants, which were sold in May 1996 (also see Note 3). Total fees earned related to these sold operations were $573,000, $2,716,000 and $2,676,000 in the fiscal years 1996, 1995 and 1994, respectively.

INTEREST COSTS

  Interest costs incurred during the construction period for new restaurants are capitalized. Property additions for the Company include capitalized interest of $76,000, $256,000, and $169,000 for the fiscal years 1996, 1995 and 1994, respectively.

NET INCOME (LOSS) PER COMMON SHARE

  Earnings per share calculations are based on the weighted average number of common shares and common stock equivalents (stock options) outstanding during the period. Anti-Dilutive securities are excluded from calculations of any loss per share.

(2) RESTRUCTURING

  At the end of 1995, the Company adopted a new strategic plan in an attempt to improve shareholder returns by refocusing on its core business --Chart House restaurants. The Company's Board of Directors approved management's recommendation to sell the Islands and Paradise Bakery restaurant operations and to modernize, revitalize and expand the Chart House restaurant concept. As part of the strategic plan, the Company also decided to dispose of selected underperforming Chart House restaurants and implement a plan for reorganizing the management team and reducing administrative and operational overhead costs.

  In December 1995, the Company completed the sale of Paradise Bakery, Inc. and in May 1996, the Company completed the sale of its Islands restaurants division.

  In 1995, the restructuring actions resulted in charges to income in the fourth quarter of 1995 of $4,853,000 before income taxes. Approximately $4,443,000 of these charges related to the Company's decision to dispose of three Chart House restaurants and two former Chart House restaurant properties. The charges included amounts to write down assets to their estimated net realizable value and estimated costs to cease operations and sell the restaurants. The remainder of the restructuring charges consisted of severance and related expenses for certain management employees.

  In 1996, the Company incurred additional charges to operations which were not contemplated, nor part of, the 1995 restructuring actions. These charges included, among other things, costs associated with the turnover of two chief executive officers. In the first three quarters of 1996, the Company had recorded $5,527,000 of special charges, $4,198,000 of which resulted from the write-down of its investment in an Islands limited partnership (see Note 3), and severance and special compensation costs of $1,095,000 resulting from a significant reorganization of the Company's senior management team. In the fourth quarter of 1996, the Company recorded additional charges of $2,306,000 to cover severance costs and write-down to estimated net realizable value of certain assets and one restaurant property to be disposed of.

  The following table summarizes the charges for write-down of assets and other restructuring activity, as presented in the accompanying statements of operations:

                               1996         1995
Severance and Special
 Compensation Costs......   $1,430,000   $  410,000
Write-Down of Assets.....    6,403,000    4,443,000
                            $7,833,000   $4,853,000

  Of the six restaurant properties written down in 1995 and 1996, three have been sold or otherwise disposed of. Included in property and equipment in the accompanying consolidated balance sheets are assets held for disposal of $696,000 at December 30, 1996 and $2,060,000 at December 31, 1995. The amount of write-down and resulting carrying value of the respective assets at December 30, 1996 and December 31, 1995 include management's best estimates of the amounts to be realized on the disposition of the assets. The amounts the Company will ultimately realize may differ from the amounts assumed in arriving at the aforementioned write-down.

(3) ACQUISITIONS AND DISPOSITIONS

  In May 1996, the Company completed the sale of a 75% interest in its Islands restaurants operations to two affiliated partnerships of Islands Restaurants, L.P., the owner/licensor of the Islands concept, for a total sale price of $23 million in secured notes ($20 million from Islands CA/AZ Holdings, L.P., and $3 million from Islands Florida LP), with interest at 9% annually. The notes are payable over a 20-year amortization period, with the remaining principal balances due at the end of 15 years. The company has a 25% interest as a limited partner in each of the partnerships, and is entitled to periodic distributions based on available cash flows, as provided in the partnership agreements. As part of the transaction, the existing area development and license agreement and management agreement between the Company's subsidiary, Islands Restaurants, Inc. and Islands Restaurants, L.P. terminated, thereby relieving the Company of its obligation to continue developing Islands restaurants, and reverting the license and development rights back to Islands Restaurants, L.P., which also reassumed responsibility for managing its 15 Islands restaurants in the Los Angeles and Dallas markets as well as the 18 restaurants acquired from the Company. The combined notes and 25% limited partner's interest are presented in the consolidated balance sheet under the caption Assets of Business Transferred under Contractual Arrangements. The Islands restaurants division had total assets prior to the sale of approximately $29 million and its revenues for 1995 were approximately $23 million and income before income taxes was approximately $67,000.

  In November 1996, one of the partnerships, Islands Florida LP, consummated the sale of six Islands restaurant properties to an unrelated third party. The sale price consisted of $500,000 cash, plus an ongoing quarterly royalty payment equal to 1% of the gross sales of the restaurants after being converted to a different concept. In connection with this transaction, the Company recorded a special charge of $4,198,000 to write down to net realizable value its note receivable from and investment in Islands Florida LP.

  The carrying value of the Company's remaining investment in Islands as of December 30, 1996 has been reviewed for potential impairment in accordance with SFAS No. 121 based on the estimated underlying future cash flows of the partnerships. Any change in such estimate in the future could result in an adjustment to the carrying amount of this asset.

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

(4) NOTES RECEIVABLE

  At December 30, 1996 and December 31, 1995, the Company held $874,000 and $1,350,000, respectively, in notes receivable from the buyer of Paradise Bakery, Inc. (see Note 3). The amounts are included in other assets and goodwill in the accompanying consolidated balance sheets net of deferred gain on sale of $331,000 at December 30, 1996 and $450,000 at December 31, 1995. The note bears interest at 10% and has scheduled quarterly principal payments beginning in February 1997, with a maturity in November 1998.

(5) INCOME TAXES

  The provision (benefit) for income taxes consists of the following components (in thousands):

                                                                                                    1996           1995        1994
Current....................................................................................      $(1,852)       $ 1,716     $ 2,195
Deferred...................................................................................         (941)        (1,957)        117
Provision (Benefit)
 for Income Taxes..........................................................................      $(2,793)       $  (241)    $ 2,312

  The components of deferred income taxes are as follows (in thousands):

                                                                                                               DEC. 30,     DEC. 31,

                                                                                                                 1996         1995
Excess of Tax Depreciation Over Book Depreciation........................................................       $ 6,660     $ 7,168
Compensation and Other Benefits Not Deducted Until Paid..................................................          (334)       (311)

State Income Taxes.......................................................................................            50          76
Excess of Book Expense over Tax Expense Related to Restructuring Charges.................................        (1,668)     (1,869)

Excess of Book Expense over Tax Expense Related to Capitalized Leases....................................          (401)       (361)

Deferred Tax Credits, including Targeted Jobs and FICA Credit Carry Forwards.............................          (718)          -
Other Deferred Costs.....................................................................................           (12)       (185)

Deferred Income Taxes....................................................................................       $ 3,577     $ 4,518

  The provision (benefit) for income taxes reconciles to the amounts computed by applying the Federal statutory rate to income before tax as follows (in thousands):

                                                                             1996       1995      1994
Statutory Federal Income Tax Provision.................................    $(2,793)   $   824    $2,243
Amortization of Goodwill...............................................        103        117       134
State Income Taxes, Net of Federal Benefit.............................       (156)       286       539
Other, Net, Including Targeted Jobs and FICA Tax Credits...............         53     (1,468)     (604)
Provision (Benefit) for Income Taxes...................................    $(2,793)   $  (241)   $2,312

(6) LONG-TERM DEBT


  Long-term debt of the Company is as follows (in thousands):
                                                                                                   DEC. 30,     DEC. 31,
                                                                                                     1996         1995
Notes payable to banks under Revolving Credit Agreement, interest payable quarterly at
 the banks' base rate (8.25% at December 30, 1996)..............................................    $19,200        15,274
10.4% Senior Secured Notes, interest payable quarterly, principal due in installments
from 1996 through 2000 (a)......................................................................     12,000        15,000
6.69% Senior Secured Notes, interest payable semi-annually, principal due in installments
from 1997 through 2001 (a)......................................................................     19,000        19,000
                                                                                                     50,200        49,274
Less: Current Portion...........................................................................      6,000         3,000
                                                                                                    $44,200       $46,274

(a) Amount is payable to an insurance company that is a principal stockholder of the Company.

  The amount of current portion of long-term debt at December 31, 1995 represented an installment under the 6.69% senior secured note, which was paid in July 1996.

  The Company and its lenders have entered into a security and inter-creditor agreement with respect to the notes payable under the revolving credit agreement and the senior secured notes, whereby all of the Company's assets have been pledged as security to the lenders on a pro-rata basis in accordance with the terms of the agreement.

  In August 1996, the Company and its lenders amended the existing debt agreements and the lenders waived the Company's non-compliance with two loan covenant ratios as of the end of the 1996 second quarter. The revolving credit agreement was amended to reduce the amount of the banks' revolving credit commitment from $40 million to $24 million. The loan covenants covered by the waiver were an interest coverage ratio and a fixed charge coverage ratio which were not in compliance for the twelve-month period ended July 1, 1996. The Company recorded restructuring charges and certain special charges in the fourth quarter of 1995 and first half of 1996, respectively, which contributed to the lower earnings amounts used in computing the two ratios.

  In November 1996, the Company and its lenders agreed to further amend certain terms of the existing debt agreements and establish October 1, 1997 as the due date for outstanding revolving credit borrowings. In addition, the principal payments of $3,000,000 payable in January 1997 and $3,000,000 payable in July 1997 under the two senior secured notes would be deferred until October 1, 1997. In connection with these amendments, the lenders waived the Company's non-compliance with the same two loan covenant ratios referred to above for the third quarter of 1996. New loan covenant measures were set for future quarterly periods beginning with the fourth quarter of 1996. The Company is in compliance with the loan covenants under its debt agreements as of December 30, 1996.

  As explained in Note 14, the lenders agreed to extend the maturity date on the revolving credit borrowings from October 1, 1997 to April 1, 1998.

  The revolving credit agreement provides for a commitment of $24,000,000. At December 30, 1996, the unused portion of this credit line was $4,800,000. The Company is required to pay a commitment fee of 3/8% on the unused amount of the commitment. The Company must also maintain certain specified financial ratios.

  The aggregate scheduled principal payments of long-term debt (not including any amounts related to borrowings under the revolving credit agreement) for each of the years 1998 through 2001 are as follows (in thousands):

             1998    $7,000
             1999    $8,000
             2000    $7,000
             2001    $3,000

(7) LEASES

        The Company is committed under long-term lease agreements primarily involving land and restaurant buildings, improvements and equipment which expire on various dates through 2031. Also, a substantial number of leases contain renewal options ranging from five to fifty years. Certain of the leases require the payment of an additional amount by which a percentage of annual sales exceeds annual minimum rentals. The total amount of such contingent rentals for the fiscal years 1996, 1995 and 1994 amounted to $2,254,000, $2,392,000 and
$2,542,000, respectively.

CAPITAL LEASES

  At December 30, 1996, minimum lease payments under long-term capital leases were as follows (in thousands):

       FISCAL YEARS ENDING
  1997                                           $ 1,404
  1998                                             1,356
  1999                                             1,192
  2000                                             1,111
  2001                                               892
  Thereafter                                       6,597
Total Minimum Lease Payments                      12,552
Less: Amount Representing Interest                 5,481
Total Obligations under Capital Leases             7,071
Less: Current Portion                                772
Long-Term Obligations under Capital
Leases, with an Average Interest Rate of 9%      $ 6,299

  Amortization of leased property under capital leases and interest expense on the outstanding obligations under such leases were as follows (in thousands):

                                        FISCAL YEARS ENDED
                                1996           1995          1994
        Amortization            $ 630          $ 688         $ 862
      Interest Expense          $ 572          $ 588         $ 685

OPERATING LEASES

  The Company is committed under long-term operating leases (primarily for restaurant land) to make minimum rental payments as follows (in thousands):

       FISCAL YEARS ENDING
  1997                          $ 3,398
  1998                            3,156
  1999                            3,035
  2000                            2,988
  2001                            2,719
  Thereafter                     20,368
                                $35,664

  The Company, as sublessor, subleased certain Paradise Bakery locations in connection with the 1992 and 1993 franchise sales. Rentals received under these subleases amounted to $293,000 and $286,000 for the fiscal years 1995 and 1994, respectively.

  Minimum rental expense for all operating leases, excluding contingent rent, for the fiscal years 1996, 1995 and 1994 was $4,571,000, $5,560,000 and
$5,059,000, respectively.

(8) EMPLOYEE BENEFITS PLANS

  The Company's 401(k) Plan allows qualified employees to contribute through payroll deductions from 1% to 5% of gross pay. The Company makes basic matching contributions to the plan equal to 25% of the employee's contribution, not to exceed $1,250 per employee per year, plus a supplemental 25% matching contribution on a quarterly basis if targeted financial results are achieved. Company matching contributions and administrative costs associated with the plan were $295,000, $282,000 and $269,000 for the fiscal years 1996, 1995 and 1994, respectively.

  The Company's Executive Benefit and Wealth Accumulation Plan allows qualified key executives to defer compensation of at least $5,000 per year and to obtain supplemental survivor and disability benefits.

(9) STOCK OPTION PLANS

  In November 1985, the Board of Directors of the Company adopted an incentive stock option plan (the "ISO Plan") for its key employees and reserved 455,000 shares of common stock for issuance at fair value as determined by the Board of Directors. Options to purchase 455,000 shares of common stock were granted between 1986 and 1988. The options are exercisable no later than ten years from the date of grant. All options under this plan have been exercised as of December 30, 1996.

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

     In February 1992, the Board of Directors adopted, and stockholders later approved, the 1992 Stock Option Plan (the "1992 Plan"), which authorizes the grant of options to purchase up to 310,000 shares of the Company's common stock. The options under the 1992 Plan have been awarded as non-qualified stock options at an exercise price no less than the fair market value of the common stock at the date of grant. Through September 1995, management and other employees were granted non-qualified stock options to purchase an aggregate of 377,000 shares of common stock (which include option grants for shares totalling 70,500 related to previously granted and forfeited options). The options vest at a rate of 20% per year over five years and expire ten years from the date of grant. The Company does not anticipate granting any additional options under this plan.

     In May 1996, the Board of Directors adopted and the stockholders of the Company approved the 1996 Stock Option Plan, which authorizes the grant of non-qualified stock options or incentive stock options to employees to purchase up to 1,000,000 shares of the Company's common stock. In 1996, options for 434,000 shares were granted to employees at exercise prices ranging from $4.88 to $6.50 per share, the fair market value at the date of grant. One option for 100,000 shares was granted to the Company's former chief executive officer, 50% of which vested immediately. The remainder of the options granted vest at a rate of 20% per year over five years. The options expire ten years from the date of grant.

     In addition to options granted under the plans described above, an option to purchase 20,000 shares of common stock was granted to an officer in April 1988 at a price of $2.31 per share. The option vested over a five-year period and will expire ten years from the date of grant. In 1996, this officer exercised the option with respect to 5,000 shares. At December 30, 1996, the option was outstanding and exercisable with respect to 10,000 shares.

     There are 676,500 options available for future grant under the 1996 Plan. There have been no charges to income with respect to any options granted.

   The following table summarizes stock option transactions for the fiscal years 1994, 1995 and 1996:

                                                                                               WEIGHTED
                                                                                                AVERAGE
                        ISO PLAN/                                                  TOTAL      OPTION PRICE
                          OTHER       1989 PLAN      1992 PLAN     1996 PLAN       SHARES       PER SHARE
Outstanding,
December 31, 1993...     132,089       236,500        127,000             -        495,589       $  11.64
 Granted............           -             -        163,000             -        163,000       $  10.55
 Exercised..........     (55,789)            -              -             -        (55,789)      $   1.61
 Forfeited..........           -       (28,750)       (43,600)            -        (72,350)      $  11.02
Outstanding,
December 31, 1994...      76,300       207,750        246,400             -        530,450       $  11.15
 Granted............           -             -         80,000             -         80,000       $   6.25
 Exercised..........     (19,910)            -              -             -        (19,910)      $   1.56
 Forfeited..........           -       (35,500)       (38,900)            -        (74,400)      $  12.34
 Surrendered........           -       (72,750)             -             -        (72,750)      $   8.50
 Reissued...........           -        37,800              -             -         37,800       $   6.25
Outstanding,
December 31, 1995...      56,390       137,300        287,500             -        481,190       $   9.43
 Granted............           -             -              -       434,000        434,000       $   6.40
 Exercised..........     (46,390)            -              -             -        (46,390)      $   1.70
 Forfeited..........           -       (34,250)       (91,500)     (110,500)      (236,250)      $   8.00
Outstanding,
December 30, 1996...      10,000       103,050        196,000       323,500        632,550      $    7.84
Exercisable at
December 30, 1996...      10,000        88,775         96,400        50,000        245,175      $    9.38

   Exercise prices for options outstanding at December 30, 1996 range from a minimum of $2.31 per share to a maximum of $13.50 per share. The weighted average remaining contractual life of options outstanding at December 30, 1996 is 7.85 years.

  The Company applies Accounting Principles Board Opinion No. 25, ("Accounting for Stock Issued to Employees"), and related interpretations in accounting for its employee stock option plans and, accordingly, does not recognize compensation expense. Had the Company elected to recognize compensation expense based on the fair value at the grant date for options granted under the plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, ("Accounting for Stock-Based Compensation"), the Company's net income (loss) and per share amounts would reflect the following pro forma amounts (in thousands):

                         1996      1995
Net Income (Loss)
 As Reported........   $(5,423)   $2,663
 Pro Forma..........   $(5,570)   $2,632
Net Income (Loss)
Per Common Share:
 As Reported........   $  (.66)   $  .32
 Pro Forma..........   $  (.67)   $  .32

  The Company has options outstanding from the 1989 and 1992 Plans that have not been included in the above pro forma amounts. Therefore, these amounts may be understated.

  The weighted average fair values of the options granted in 1996 and 1995 are estimated as $2.82 and $2.17, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected stock price volatility of 46%, risk-free interest rates of 6.7% for the 1996 grants, and 5.8% for the 1995 grants, expected lives of 4.3 years for the 1996 grants and 2.7 years for the 1995 grants.

(10) STOCKHOLDERS' EQUITY

  The Company's preferred stock may be issued in one or more series and the Board of Directors may fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of each class or series so authorized.

  In connection with the Company's initial public offering in 1989, warrants to purchase a total of 435,000 shares of the Company's common stock were issued to two stockholders. The warrants, which have a price per share of $18.00, became exercisable in September 1993 and expire in September 1997.

  In May 1996, the Board of Directors' adopted and stockholders of the Company approved the 1996 Nonemployee Director Stock Compensation Plan. The plan provides the right for each nonemployee director, at his or her election, to receive the Company's common stock in lieu of receipt of compensation in the form of cash and the automatic grant to each participating director of an option to purchase 2,500 shares of common stock as of the date of each annual meeting of shareholders. There are a total of 50,000 shares reserved and available for issuance under the plan. No shares were issued nor were there options granted under this plan in the fiscal year ended December 30, 1996.

(11) SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

  Accounts receivable at December 30, 1996 include reimbursable amounts of $175,000 related to pre-opening construction, fixturizations, inventories and operating costs for the Weehawken Chart House. The balance at December 31, 1995 was $896,000 and was included in other assets and goodwill. The reimbursable amounts are being paid back to the Company from operating cash flows of the restaurant, as defined in the management agreement with the owner of the property. Also included in accounts receivable at December 31, 1996 is $1,106,000 of insurance proceeds receivable in connection with Hurricane Marilyn property damage and business interruption coverage.

   Accrued liabilities consist of the following (in thousands):

                                                        DEC. 30,              DEC. 31,
                                                          1996                  1995
Rent                                                     $   708              $   863
Sales Tax                                                    737                  889
Payroll and Payroll Taxes                                  2,139                2,730
Insurance                                                  1,761                1,273
Interest                                                   1,013                1,252
Unredeemed Gift Certificates                               2,812                2,658
Other                                                      4,296                3,276
                                                         $13,466              $12,941

(12) COMMITMENTS AND CONTINGENCIES

COMMITMENTS

  At December 30, 1996, the Company had no material purchase commitments relating to buildings and equipment.

LITIGATION AND OTHER CONTINGENCIES

  The Company periodically is a defendant in cases incidental to its business activities. While any litigation or investigation has an element of uncertainty, the Company believes that the outcome of any of these matters will not have a materially adverse effect on its financial condition or operations.

  The Company maintains letters of credit to cover insurance reserves and other contingencies. At December 30, 1996, outstanding letters of credit amounted to $4,920,000.

  The Company has guaranteed certain bank debt obligations of third parties with an outstanding balance totalling $960,000 as of December 30, 1996.

  The Company is contingently liable, in certain circumstances, for certain lease obligations of the Islands restaurants sold in 1996 (see Note 3).

(13) SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

  The following is a summary of the unaudited quarterly results of operations for 1996 and 1995 (in thousands, except per share data):

                                                                      QUARTER ENDED
1996                                               APRIL 1          JULY 1     SEPT. 30     DEC. 30
Revenues                                           $43,246          $43,897     $38,812     $34,596
Restaurant Operating Expenses                       38,385           39,360      34,313      31,302
Selling, General and Administrative Expenses         3,883            3,582       3,104       3,342
Restructuring Charges                                  710              619       4,198       2,306
Interest Expense                                     1,178            1,181       1,306       1,238
Interest Income                                        (36)            (272)       (480)       (452)
Total Costs and Expenses                            44,120           44,470      42,441      37,736
Income (Loss) Before Income Taxes                     (874)            (573)     (3,629)     (3,140)
Provision (Benefit) for Income Taxes                  (244)            (161)     (1,320)     (1,068)
Net Income (Loss)                                  $  (630)         $  (412)    $(2,309)    $(2,072)
Net Income (Loss) Per Common Share                   $(.08)           $(.05)      $(.28)      $(.25)
Weighted Average Shares Outstanding                  8,264            8,281       8,263       8,263
                                                                       QUARTER ENDED
1995                                              MARCH 31          JUNE 30    SEPT. 30     DEC. 31
Revenues                                           $42,772          $46,563     $47,332     $42,488
Restaurant Operating Expenses                       36,447           39,112      40,014      38,065
Selling, General and Administrative Expenses         3,820            4,008       3,597       3,861
Restructuring Charges                                    -                -           -       4,853
Interest Expense                                     1,253            1,263       1,238       1,242
Interest Income                                        (36)             (56)        (44)        (49)
Other Income                                             -                -           -      (1,855)
 Total Costs and Expenses                           41,484           44,327      44,805      46,117
Income (Loss) Before Income Taxes                    1,288            2,236       2,527      (3,629)
Provision (Benefit) for Income Taxes                   400              695         784      (2,120)
Net Income (Loss)                                  $   888          $ 1,541     $ 1,743     $(1,509)
Net Income (Loss) Per Common Share                    $.11             $.19        $.21       $(.18)
Weighted Average Shares Outstanding                  8,283            8,279       8,276       8,273

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

(14) SUBSEQUENT EVENT

  On March 10, 1997, the Company agreed to sell 3,400,000 newly-issued shares of common stock in a private placement to an investment company at $5.75 per share for a total sale price of $19.5 million.

  The initial sale of 1,641,750 shares for $9.4 million was completed in March 1997. An additional 1,758,250 shares will be sold for $10.1 million, subject to approval of the Company's shareholders at the annual meeting which is expected to be held in May 1997. The Company intends to use the net proceeds, after transaction costs, to repay existing indebtedness.

  The Company will use the net proceeds from the initial sale transaction to repay $6.0 million of scheduled principal installments due in 1997 under the two senior secured notes, with the remainder of the net proceeds from the initial sale applied to reduce outstanding borrowings under the revolving credit agreement. The Company's lenders have agreed to extend the maturity date of the revolving credit borrowings from October 1, 1997 to April 1, 1998, reduce the revolving credit commitment amount from $24 million to $20.4 million, and enter into further discussions regarding modification of other terms under the existing debt agreements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Chart House Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Chart House Enterprises, Inc. (a Delaware corporation) and subsidiaries as of December 30, 1996 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chart House Enterprises, Inc. and subsidiaries as of December 30, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 1996 in conformity with generally accepted accounting principles.



                                                             ARTHUR ANDERSEN LLP

San Diego, California
January 28, 1997
(except with respect to the matter
discussed in Note 14, as to which
the date is March 28, 1997)

BOARD OF DIRECTORS

WILLIAM M. DIEFENDERFER III
Partner,
Wunder, Diefenderfer, Cannon &Thelen,
law firm

F. PHILIP HANDY
Partner, Winter Park Capital Company,
investment firm

WILLIAM R. KUNTZ, JR.
Executive Vice President -- Finance and Administration, General Counsel and Secretary,
Chart House Enterprises, Inc.

WILLIAM E. MAYER
Partner, Development Capital LLC,
investment firm

ARTHUR J. NAGLE
Managing Director, Vestar Capital Partners, Inc., investment banking firm

SAMUEL ZELL
Chairman of the Board,Equity Group Investments, Inc., investment firm

CORPORATE OFFICES
115 S. Acacia Avenue
Solana Beach, CA 92075-1803
(619) 755-8281

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
San Diego, California

TRANSFER AGENT & REGISTRAR
The First National Bank of Boston
c/o Boston EquiServe
P.O.Box 644
Boston, MA 02102-0644

ANNUAL MEETING
The Company's annual meeting of stockholders will be held Tuesday, May 20, 1997 at 8:30 a.m. at:
Del Mar Hilton
15575 Jimmy Durante Blvd.
Del Mar, CA 92014

COMPANY OFFICERS

WILLIAM R. KUNTZ, JR.
Executive Vice President -- Finance and Administration,
General Counsel and Secretary

STEPHEN J. McGILLIN
Executive Vice President -- Operations

ROY S. BREAM
Senior Vice President -- Real Estate and Development

NYDIA I. CASAS
Vice President -- Purchasing

TIMOTHY A. HALVERSON
Vice President -- Taxation

LEWIS M. JACKSON
Vice President -- Development

RANDALL P. McNAMARA
Vice President -- Operations

MICHAEL J. PLANT
Vice President -- Marketing

PAMELA J. ROBERTSON
Senior Vice President -- Human Resources

RICHARD D. TIPTON
Vice President and Assistant General Counsel

JAMES C. WENDLER
Vice President and Chief Accounting Officer

COMMON STOCK INFORMATION

  The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol CHT. On March 21, 1997, there were 639 holders of record of the Company's Common Stock. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The following table sets forth the quarterly high and low sales prices for a share of the Company's Common Stock for the two most recent fiscal years.

1996                          HIGH                    LOW
First Quarter                 6 7/8                   5 1/8
Second Quarter                8 1/4                   5 7/8
Third Quarter                 6 7/8                   5 3/8
Fourth Quarter                5 3/4                   4 1/8

1995                          High                    Low
First Quarter                 9 3/8                   6 3/4
Second Quarter                9                       6 3/4
Third Quarter                 7 5/8                   5 7/8
Fourth Quarter                8                       5 5/8

SECFORM 10-K REPORT

  A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge to stockholders and may be obtained by writing to:

William R. Kuntz, Jr.
Secretary
Chart House Enterprises, Inc.
115 S. Acacia Avenue
Solana Beach, CA 92075-1803

STOCKHOLDER MAILING LIST

   The Company maintains a direct mailing list to ensure that stockholders whose shares are held in the name of a brokerage firm, bank or other person may receive corporate reports on a timely basis. If you would like your name added to this list, please send us your request in writing.