Form 10-K, Exhibit 13
period 1997-12-29
CHART HOUSE ENTERPRISES INC
filed 1998-03-30
CIK 820757

                                                                      EXHIBIT 13

               CHART HOUSE ENTERPRISES, INC. 1997 ANNUAL REPORT

                           [PHOTOGRAPH APPEARS HERE]

                              TO OUR SHAREHOLDERS

As new members of the Chart House team, we welcome the opportunity to address our fellow owners and partners.

The 1997 fiscal year was a significant transition year for Chart House. Despite some setbacks, we accomplished a great deal. Large-scale remodeling efforts were put on hold as management focused its energies on improving the company's financial position. We ended the 1997 fiscal year with a very strong balance sheet. Substantial progress was made in the following areas:

     . Early in the year, we completed a sale of common stock, which provided the company with cash proceeds to reduce outstanding debt balances. The company subsequently forged a strong strategic relationship with Equity Group Investments, Inc.

     . We sold selected non-core assets for cash, paid off remaining balances of long-term debt and ended the year virtually debt-free.

     . We obtained a new, three-year $20 million credit facility from our banks, which has provided us with greater financial flexibility for our immediate term needs.

     . Richard Melman and Lettuce Entertain You Enterprises, Inc. were brought on as creative consultants to assist us in our Chart House revitalization efforts.

     . We have addressed the leadership issue by hiring Tom Walters (formerly President of Morton's of Chicago) as the company's President and Chief Operating Officer.

                                                                          [LOGO]

We believe that these accomplishments and opportunities provide the platform to begin what is essentially a major turnaround effort.

[POST CARD OF CHART HOUSE RESTAURANTS APPEARS HERE]

At the center of our activities in 1998 will be a focus on the operations and revitalization of Chart House restaurants. We have begun with a program of re-establishing excellence in our operating fundamentals, with short-term goals of gaining efficiencies and reducing restaurant-level operating costs. The second phase of our plan will include exciting restaurant menu and conceptual design changes. Finally, we will market the "New" Chart House. Our long-term goals are to build significant brand equity and grow revenues and profits.

The Chart House restaurants in Rancho Mirage, California, and Phoenix, Arizona will be our first restaurants to undergo significant revitalization activities, which are scheduled for the second quarter of 1998. We expect to start work on other restaurants shortly thereafter.

We are very proud and excited to be a part of the Chart House team. We believe we will add a fresh perspective to an organization with a rich tradition, positive culture and wonderful restaurant locations. The outcome of our efforts will be a world-class company of restaurants and long-term value for our fellow shareholders.

Thank you for your continued support.

Sincerely,


F. Philip Handy                     Thomas J. Walters
Acting Chief Executive Officer      President and Chief Operating Officer

                           [PHOTOGRAPH APPEARS HERE]

BELOW:

ARCHITECTURAL AND INTERIOR RENDERING OF THE PLANNED REVITALIZATION OF THE RANCHO MIRAGE, CALIFORNIA LOCATION.

AT RIGHT:

NEW MENU ITEMS PLANNED FOR INTRODUCTION IN 1998. (FRONT TO BACK) TERIYAKI MEDALLIONS, GRILLED MAUI TUNA CHOP, SZECHWAN LEMON CHICKEN AND COCONUT SHRIMP.

[PHOTO APPEARS HERE]

Management's Discussion and Analysis......................   6

Selected Financial Data...................................  11

Consolidated Balance Sheets...............................  12

Consolidated Statements of Operations.....................  13

Consolidated Statements of Stockholders'Equity............  13

Consolidated Statements of Cash Flows.....................  14

Notes to Consolidated Financial Statements................  15

Report of Independent Public Accountants..................  23

                           [PHOTOGRAPH APPEARS HERE]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following table presents the results of operations for each of the fiscal years in the period ended December 29, 1997. The dollar amounts are in thousands.

                                                       1997               1996               1995
-----------------------------------------------------------------------------------------------------------
                                                      AMOUNT      %      AMOUNT      %      AMOUNT      %
-----------------------------------------------------------------------------------------------------------
Revenues                                             $151,202   100.0   $160,551   100.0   $179,155   100.0
                                                     ------------------------------------------------------
Costs and Expenses:
  Cost of Sales                                        46,932    31.0     49,202    30.6     51,891    29.0
  Restaurant Labor                                     42,056    27.8     45,648    28.4     48,583    27.1
  Other Operating Costs                                36,289    24.0     38,767    24.1     42,467    23.7
  Selling, General and Administrative Expenses         12,879     8.5     13,911     8.7     15,286     8.5
  Depreciation and Amortization                         8,964     5.9      9,743     6.1     10,697     6.0
  Write-Down of Assets and Restructuring and
    Unusual Charges                                    43,374    28.7      7,833     4.9      4,853     2.7
  Interest Expense                                      3,292     2.2      4,903     3.1      4,996     2.8
  Interest Income                                      (1,827)   (1.2)    (1,240)    (.8)      (185)    (.1)
  Other Income--Gain on Sale of Subsidiary                  -       -          -       -     (1,855)   (1.1)
                                                     ------------------------------------------------------

     Total Costs and Expenses                         191,959   127.0    168,767   105.1    176,733    98.6
                                                     ------------------------------------------------------

Income (Loss) Before Income Taxes                     (40,757)  (27.0)    (8,216)   (5.1)     2,422     1.4
Provision (Benefit) for Income Taxes                   (9,639)   (6.4)    (2,793)   (1.7)      (241)    (.1)
                                                     ------------------------------------------------------

Net Income (Loss)                                    $(31,118)  (20.6)  $ (5,423)   (3.4)  $  2,663     1.5
                                                     ======================================================

________________________________________________________________________________
Management believes that the most meaningful approach to analyzing operations is through margin analysis which requires critically reviewing the relationships that certain costs and expenses bear to revenues. Accordingly, the discussion below follows this approach.
________________________________________________________________________________

1997 COMPARED TO 1996

  Revenues for the 1997 fiscal year decreased by $9,349,000 from $160,551,000 in 1996 to $151,202,000 in 1997. The disposition of the Islands restaurants in May 1996 accounted for a decrease in revenues of $11,095,000. Revenues for Chart House restaurants increased by $936,000 over 1996, due primarily to one new restaurant opening (in April 1996) and the reopening of two restaurants following shutdown/remodels (in March and July 1996), the effects of which were partially offset by the permanent closing of three Chart House restaurants in November 1997 and the temporary shutdown of one restaurant for a kitchen remodel. Comparable sales (sales at restaurants open the entire period of both years) were even with the previous year, reflecting a slight increase in average check and corresponding decrease in customer counts. Increased sales at Solana Beach Baking Company, primarily from the growth of two retail customers, accounted for an increase in revenues of $810,000 for the 1997 fiscal year.

  Operating-related cost and expense categories in the consolidated statements of operations were lower in 1997 than 1996 because of the disposition of the Islands restaurants. Aggregate operating-related costs of Islands for 1996 were approximately $9,700,000. As a percentage of sales, Islands had lower food costs than Chart House restaurants; conversely, Islands had higher percentage labor and other operating costs than Chart House restaurants.

  Restaurant-level operating margins in 1997 were even to slightly down from 1996, as cost pressures caused decreases in the second half of the year. Cost of sales as a percentage of revenues was higher in 1997 compared to 1996; excluding Islands from 1996, percentage comparisons were the same. Restaurant labor was lower in 1997 than 1996, as the Company focused efforts on further controlling hourly labor costs to counter the effects of Federal and state minimum wage increases. Other operating costs overall as a percentage of revenues were comparable between 1997 and 1996, however, other operating costs at Chart House restaurants were slightly higher in 1997 because of increases in costs of, among other things, supplying uniforms to restaurant employees.

  Selling, general and administrative expenses decreased by $1,032,000 in 1997, and were also slightly lower as a percentage of revenues. The disposition of Islands accounted for approximately $455,000 of the decrease. In addition, salaries and wages were lower because of reduced numbers of administrative management and other employees as a result of the Company's restructuring and reorganization activities. Partially offsetting these decreases were increased costs and expenses related to the Company's planning and creative revitalization efforts.

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS

  Depreciation and amortization decreased from 1996 levels primarily because of asset write-downs recorded at the end of the 1997 third quarter.

  The Company incurred special charges in 1997 of $43.4 million, consisting of asset write-downs and other charges. The Company also incurred charges in the 1996 fiscal year as a result of restructuring-related activity. These charges are discussed further below.

  Interest expense decreased by approximately $1.6 million in 1997. The Company used net proceeds from the sale of shares of common stock and certain asset sales and excess cash flows from operating activities to pay off the remaining balances of long-term senior notes and reduce outstanding debt under the revolving credit agreement, the effect of which reduced interest expense.

  Interest income was higher in 1997 because the note receivable from which substantially all interest income was generated was outstanding longer in 1997 than in 1996. The note was received in connection with the disposition of Islands restaurants in May 1996 and was paid in December 1997.

  The effective rate for the benefit for income taxes was approximately 24% for 1997. The loss reported in 1997 from the special charges generated a tax benefit which will be applied against previous years' and estimated future taxable income. The effective rate for the benefit for income taxes for 1996 was 34%. The loss for the 1996 year was applied against previous years' taxable income to generate income tax refunds in the 1997 fiscal year.

  Operating profits at Solana Beach Baking Company increased by $362,000 in 1997, primarily as a result of the increase in sales referred to above.

  As a result of the foregoing, the net loss increased by $25,695,000 from a loss of $5,423,000 in 1996 to a loss of $31,118,000 in 1997.

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

  Restaurant-level operating margins were lower in 1996 than in 1995. Generally, increased operating expenses without corresponding revenue increases placed significant pressure on restaurant-level margins, contributing to unfavorable operating results. Beginning in the early part of 1996, new menu items were introduced at Chart House restaurants, most of which were priced lower than other existing menu items. This changed the menu product mix, resulting in higher percentage food and hourly restaurant labor costs. Other operating costs at the restaurants, which include expenses for rent, maintenance, utilities, supplies, tableware, property taxes, insurance and other services and costs, increased slightly as a percentage of revenues; however, this increase was minimized as efforts were focused on reducing controllable operating expenses.

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

  Selling, general and administrative expenses decreased by $1,375,000, and as a percentage of revenues increased from 8.5% in 1995 to 8.7% in 1996. There were decreases in costs resulting from the disposition of Islands and reduction in administrative payroll costs. Partially offsetting these decreases was a significant increase in marketing-related expenses and increases in consulting and product development costs.

  Depreciation and amortization as percentage of revenues did not change materially from 1995 to 1996.

  The Company incurred special charges for restructuring-related activity in 1996 and 1995, as further discussed below.

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

  The effective rate for the benefit for income taxes was 34% for 1996. The loss reported in 1996 generated a tax benefit as a result of the Company's ability to carry back the loss against previous years' taxable income. The tax benefit generated in 1995 is primarily the result of the Company's utilization of significant federal tax credits from employment-related FICA taxes paid on tip earnings reported by the Company's employees.

  As a result of the foregoing, net income decreased by $8,086,000 from $2,663,000 in 1995 to a loss of $5,423,000 in 1996.

ISLANDS DISPOSITION

  Beginning in 1991 and in stages through the end of 1995, the Company had acquired from the owner/licensor of the Islands concept rights to develop, license and operate Islands restaurants. During that period, the Company built 18 Islands restaurants in California, Arizona and Florida. The expansion of Islands required significant time and resources on the Company's part, and over time had not produced a return on investment which was in line with management's and the Board of Directors' expectations. In addition, the Islands restaurants outside of the core base of operations in California had lower sales volumes and were less profitable than the West Coast restaurants.

  In March 1996, the Company announced its decision to dispose of the Islands restaurants and that it had negotiated a sale with the owner/licensor of the Islands concept, who also

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

owned 15 separate Islands restaurants. In connection therewith, the Company sold 75% of its Islands operations to two partnerships controlled by the owner/licensor of the Islands concept for $23.0 million in notes. The buyer used two partnerships (in which they were general partner) for purposes of acquiring the Company's 18 restaurants: Islands California/Arizona LP (which acquired a 75% interest in 12 Islands restaurants in California and Arizona, "CA/AZ LP") and Islands Florida LP (which acquired a 75% interest in six Islands restaurants located in Florida, "Florida LP"). The Company agreed to retain a passive 25% limited partner interest in the two partnerships. The sale closed in May 1996. The Company recognized no gain on the sale. The book value of the Company's limited partner interests was based on 25% of the net assets of Islands reflected in the Company's balance sheet immediately preceding the sale, which amounted to approximately $4.6 million. At the time of the sale, Company management determined that projected future cash flows from the 18 restaurants would be sufficient to enable the Company to ultimately realize its carrying values of the limited partner investments and related notes receivable.

  In the 1996 third quarter, Florida LP was experiencing a significant erosion of sales and profits and subsequently the new owners agreed to sell its six restaurants in the partnership for a nominal sum to an unrelated party. The transaction closed in November 1996. As a result of this transaction between Florida LP and the buyer, the Company recognized charges of $4.2 million in the third quarter of 1996. The charge was required because the Company's investment in Florida LP at that time was deemed by management to be significantly impaired. The charge was substantially comprised of the write-off of the Company's entire investment in Florida LP ($980,000 limited partner interest and $3.0 million note receivable). This partnership was subsequently dissolved.

  From November 1996 through December 1997, the Company's remaining investment in Islands consisted entirely of the Company's 25% limited partner interest in CA/AZ LP (in which the Company had no day-to-day operational or managerial involvement or significant element of control) and the related $20 million note receivable. Operating results for CA/AZ LP were consistently strong and note payments to the Company were timely.

  In July 1997, as part of the Company's restructuring activities and efforts to reduce long-term debt balances, the Company's Board of Directors decided to sell for cash the remaining investment in Islands. Subsequently, the Company and the owner reached an agreement whereby the owner would buy the Company's remaining 25% limited partner interest in CA/AZ LP and repay the note (refinancing with a new lender) at a discounted amount. The transaction closed in December 1997 and provided the Company net cash proceeds of approximately $17.1 million, which were used by the Company to repay remaining balances of long-term debt. The difference between the carrying value of the Company's investment and the sale price resulted in a $5.7 million write-down, which was included in the 1997 special charges reflected in the Company's consolidated statement of operations.


RESTRUCTURING ACTIONS
AND SPECIAL CHARGES

  Throughout most of its 36-year history, the Company enjoyed relative stability in executive management and Chart House restaurant operations. In recent years, the Company has experienced disruption from organizational changes including significant turnover of senior management and attempts to grow and then subsequently sell other restaurant concepts. Operating profitability declined over the 1996 and 1997 fiscal years.

  By late 1996, the Company had built up significant debt balances, and as a result, the Company's Board of Directors began to review strategic financing alternatives. In May 1997, the Company completed a sale of common stock to an investment company and partially paid down outstanding debt balances. In the following months, there were additional management and organizational changes and a change in the composition of the Board of Directors. The Company entered into new strategic and creative alliances in order to accelerate the revitalization process of the Chart House restaurants. In the third quarter of 1997, the Board made the decision to sell for cash all non-core assets (assets and operations outside of the core restaurant operations) in efforts to pay down remaining debt balances and focus management attention on the revitalization of the Chart House restaurants, which had been contemplated prior to 1997 but not effectively implemented. Management and the Board also re-examined the Company's prior management's willingness to maintain marginally-performing restaurants. New management and the Board established new operating standards with a much greater emphasis on achieving higher economic return over the estimated life of each restaurant property. As a result of this change in direction, a decision was made to dispose of certain restaurants and write down others to amounts which current management and the Board believes approximate fair value. Such write-downs were prepared in accordance with SFAS 121. In addition, the Company sold its corporate office building and a decision was made to relocate the corporate operations from Solana Beach, CA to Chicago, IL. A resulting termination plan affected approximately 55 corporate managerial and clerical employees. The relocation is expected to be completed by June 1998. As a direct result of certain of these restructuring activities, the Company has been able to generate significant proceeds from asset disposals to pay off long-term debt. Management does not currently contemplate additional restructurings.

  The 1997 special charges of $43.4 million are primarily the result of write-downs of assets to be used in ongoing operations or to be disposed of. The charges included (i) approximately $21.2 million in write-downs to estimated net realizable value of assets to be sold or otherwise disposed of, including the Company's remaining investment in Islands ($5.7 million); five Chart House restaurants ($6.3 million); fixtures, decor and other identified restaurant assets to be disposed of in connection with the remodel/revitalization of the Chart House restaurants ($7.8 million); and other non-core assets and minority interests in unrelated companies ($1.4 million), and (ii) approximately $16.8 million in write downs to estimated fair value of several underperforming Chart House restaurants to be used in ongoing operations and other non-cash charges, including a write down of goodwill associated with impaired assets ($4.2 million). The remainder of the special charges

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS

consisted of approximately $5.4 million of charges, which included, among other things, costs associated with hiring a new chief executive officer, severance and other costs related to executive management and organizational changes, and termination benefits to be paid to employees in connection with the planned relocation of the Company's headquarters.

  Prior to 1997, special charges primarily resulted from unanticipated economic events related to executive management departures and decisions to dispose of certain restaurants and other operations in efforts to strengthen the Company. The Company incurred special charges in the 1995 and 1996 fiscal years. In 1995, restructuring actions resulted in charges to operations of $4.9 million before income taxes. Approximately $4.5 million of these charges related to the Company's decision to dispose of three Chart House restaurants and two former Chart House restaurant properties. The charges included amounts to write down assets to their net realizable value and estimated costs to cease operations and sell the restaurants. The remainder of the 1995 charges consisted of severance expense for certain management employees. In 1996, the Company incurred additional charges to operations which were not contemplated, nor part of, the 1995 restructuring actions. These charges amounted to $7.8 million and included costs associated with the turnover of two chief executive officers, the write down of the investment in Florida LP, severance and special compensation costs resulting from a reorganization of the Company's management team, and charges to write down to estimated net realizable value certain assets and one restaurant property to be disposed of.

OPERATING OUTLOOK

  The Company made modifications to the Chart House menu beginning in the second half of 1997 which contributed to higher cost of sales. Management plans to continue to test menu ideas and develop new products in efforts to provide increased value to the customer, and expects higher cost of sales in 1998 related to these efforts.

  On September 1, 1997, the Federal minimum hourly wage increased from $4.75 to $5.15 per hour. Additionally, the minimum hourly wage to employees based in California (a state in which the Company operates 19 restaurants) increased from $5.00 to $5.15 per hour, with a further increase to $5.75 effective March 1, 1998. The increases in minimum hourly wages in 1996 and 1997 have resulted in labor cost pressures for the Company. Management believes that the recent measures will increase the Company's 1998 labor costs, and is taking specific steps to minimize the impact of the increased wage rates.

  Management believes the 1997 restructuring and other activity will also impact results of operations for 1998. Revenues will be reduced to the extent of the closed and sold restaurants and operations. Operating profits will be favorably impacted by the shutdown and disposal of certain restaurants in 1997; however, a sale of Solana Beach Baking Company (as currently planned) will reduce operating profits. Initially, depreciation and amortization expense will be lower because of the write down and disposition of assets and restaurants. However, this expense will begin to increase in the latter part of 1998 and in 1999 as remodeling activities accelerate. Costs incurred to relocate the Company's corporate office and train new staff (through 1998 mid-year) and continuing costs involving the Chart House restaurant revitalization program will add to selling, general and administrative costs. In addition, restaurant sales and operating expenses will be impacted to the extent there is shutdown time in connection with the remodeling of restaurants. Interest expense will be significantly lower in 1998 than in 1997 because of the reduction in debt levels. Interest income will be substantially eliminated as a result of the payoff of the remaining Islands note receivable.

LIQUIDITY AND CAPITAL RESOURCES

  The Company requires capital principally for the acquisition and construction of new restaurants and for the remodeling and refurbishing of existing restaurants. The Company's primary sources of working capital are cash flows from operations and borrowings under a credit agreement with two banks which provides a $20 million line of credit (reduced from $20.4 million in June 1997 under an amended and restated agreement, as discussed below) with interest at the lead bank's base rate (or LIBOR plus a maximum 1.25%). Net cash flows from operating, investing and financing activities are used primarily to reduce or increase those borrowings. At December 29, 1997, the Company had no outstanding borrowings under the line of credit. However, the Company expects borrowings to increase during 1998 depending on the timing of working capital and capital expenditure needs.

  The Company planned limited capital investment activity in 1997 for approximately twenty restaurants. Capital resources were primarily directed toward restaurant level improvements which would be noticed by Chart House customers: paint, carpeting, lighting, sound systems, and cookline upgrades, among other things. Capital expenditures for the 1997 fiscal year were $5.9 million. The Company did not open any new restaurants in 1997.

  In the first quarter of 1997, the Company completed a process that had begun in late 1996 to obtain alternative financing in order to reduce amounts owed to its existing lenders and to provide capital needed to enable the Company to move forward with its plan to revitalize the Chart House restaurants.

  On March 10, 1997, the Company agreed to sell 3,400,000 newly-issued shares of common stock in a private placement to an investment company at $5.75 per share, for a total sale price of $19.5 million. The initial sale of 1,641,750 shares for $9.4 million was completed in March 1997. An additional 1,758,250 shares were sold for $10.1 million, following approval by the Company's shareholders at the annual meeting held in May 1997. The Company used the net proceeds of approximately $18.4 million from the transaction to repay an aggregate of $12 million of scheduled principal installments under two senior secured notes and to reduce outstanding borrowings under the bank credit agreement.

  In June 1997, in connection with the completion of the additional stock sale transaction, the Company obtained a new, longer term credit facility with its banks. The restated credit agreement provides for a $20 million revolving loan credit limit, which includes availability for letters of credit primarily covering insurance reserves (of which approximately $3.1 million were outstanding at December 29, 1997). Interest on borrowings is at the lead bank's base rate or LIBOR plus a maximum 1.25%, and there is an annual facility fee on the total commitment of .25%. The credit agreement includes certain financial and other covenants and matures in June 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

  In July 1997, the Company's Board of Directors approved the sale of certain assets in an effort to further reduce debt balances. Between August 1997 and December 1997, the Company sold "non-core" assets, including the Company's Solana Beach headquarters building and the remaining investment in Islands, which generated net cash proceeds of approximately $20 million. These proceeds were used to repay remaining debt balances outstanding under two senior notes and borrowings under the bank revolving credit agreement.

  As a result of the 1997 restructuring and other activities, including the decision by the Company to sell or otherwise dispose of certain assets as well as the sale of common stock completed earlier in the year, proceeds of which were used to reduce outstanding indebtedness, management believes that the Company's liquidity has significantly improved. Cash flows from operations plus availability under the $20 million revolving credit agreement will, in the opinion of management, be sufficient to fund working capital and regular capital expenditure commitments. The Company currently projects 1998 capital expenditures to be $10 million, however, this amount may vary depending on the timing of revitalization activities. The extent and timing of remodeling and revitalization activities may require alternative sources of long-term financing to fully implement. However, no assurance can be given that such financing will be available or on terms satisfactory to the Company.

EFFECT OF INFLATION

  Management does not believe inflation has had a significant effect on the Company's operations during the past several years. Management believes the Company generally has been able to increase menu prices or make other adjustments to substantially offset increases in its operating costs resulting from inflation, but there can be no assurance that it will be able to do so in the future. Although management does not anticipate that inflation will have a material effect on income from restaurant operations in 1998, future increases in labor, food or other operating costs could adversely affect the Company's operating results.

SEASONALITY AND OTHER INFORMATION

  Historically, the Company's business is seasonal in nature with Revenues and Net Income for the second and third quarters greater than in the first and fourth quarters.

  In 1996, the Company switched from a calendar-based fiscal year to a 52/53-week fiscal year. This reporting method is used by many companies in the restaurant and retail industries and is meant to improve future year-to-year comparisons of operating results. The new fiscal year consists of four equal 13-week quarterly periods ending on the Monday nearest to the calendar quarter end. This change did not have a material effect on reported results for the fiscal year ended December 30, 1996. However, the first fiscal quarter of 1997 benefited from the inclusion of December 31, which historically is the highest sales day for the Chart House restaurants. The first quarter of 1998 will also include sales for December 31.

  The Company's wholesale baking subsidiary, Solana Beach Baking Company, has expanded its business over the past few years, primarily with the addition of retail and grocery accounts. Sales for the baking company were $5,815,000 in 1997, $5,005,000 in 1996 and $4,772,000 in 1995, and pre-tax earnings for the respective periods were approximately $1,190,000, $830,000 and $1,100,000. In the 1997 fiscal year, approximately one half of the bakery's sales were attributable to a single customer. The Company plans to sell the bakery in 1998.

  In 1997, the Company began converting its computer systems to be Year 2000 compliant. At December 29, 1997, approximately 50% of the Company's systems were compliant, with all systems expected to be compliant by mid-1999. The total cost of the project is estimated to be $100,000. The Company is expensing costs associated with these system changes. As of December 29, 1997, approximately $50,000 had been expensed.

  This report contains forward-looking statements that were made within the safe harbor provisions of the Securities Litigation Reform Act of 1995. Actual results could differ from those projected in the forward-looking statements.

                                                         SELECTED FINANCIAL DATA
                                           (In thousands, except per share data)

                                                       1997       1996       1995       1994       1993
---------------------------------------------------------------------------------------------------------
Revenues                                           $151,202   $160,551   $179,155   $174,940   $157,137
Depreciation and Amortization                         8,964      9,743     10,697      9,872      9,395
Restructuring and Other Charges (1)                  43,374      7,833      4,853          -          -
Interest Expense                                      3,292      4,903      4,996      4,718      5,351
Interest Income                                      (1,827)    (1,240)      (185)      (191)      (177)
Other Income-Gain on
 Sale of Subsidiary (2)                                   -          -     (1,855)         -          -
Income (Loss) Before Income Taxes
 and Extraordinary Item                             (40,757)    (8,216)     2,422      6,598      7,227
Income (Loss) Before Extraordinary Item             (31,118)    (5,423)     2,663      4,286      4,147
Extraordinary Item (3)                                    -          -          -          -       (172)
Net Income (Loss)                                   (31,118)    (5,423)     2,663      4,286      3,975
Income (Loss)Per Common Share
 Before Extraordinary Item (4)                        (2.91)      (.66)       .32        .52        .50
Extraordinary Item                                        -          -          -          -       (.02)
Net Income (Loss) Per Common Share --
 Basic and Diluted (4)                             $  (2.91)  $   (.66)  $    .32   $    .52   $    .48
Weighted Average Shares Outstanding (4)              10,688      8,254      8,277      8,292      8,285

Balance Sheet Data (End of Period):
Total Assets                                       $ 88,245   $148,925   $153,446   $156,709   $147,008
Current Portion of
 Long-Term Indebtedness                                 816      6,772      3,401        646        782
Long-Term Indebtedness                                    -     50,499     51,694     61,982     56,209
Stockholders' Equity                                 59,005     71,308     76,652     73,958     69,582

________________________________________________________________________________

(1) Restructuring and Other Charges in 1997, 1996 and 1995 include asset write-downs, severance and other charges.

(2) Other Income in 1995 represents the gain recorded on the sale of the Company's wholly-owned subsidiary, Paradise Bakery, Inc.

(3) Extraordinary Item in 1993 represents a prepayment penalty on early retirement of debt in the amount of $300,000, net of the related income tax benefit of $128,000.

(4) Effective December 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). The adoption of the standard had no material impact for any of the years presented above. For all years presented, basic and diluted earnings per share are the same.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

                                                                              DEC. 29,   DEC. 30,
ASSETS                                                                          1997       1996
------------------------------------------------------------------------------------------------
Current Assets:
  Cash                                                                        $    205  $    204
  Accounts Receivable                                                            3,249     4,807
  Refundable Income Taxes                                                          537     1,852
  Inventories                                                                    2,624     3,226
  Prepaid Expenses and Other Current Assets                                        429       882
                                                                              ------------------
    Total Current Assets                                                         7,044    10,971
                                                                              ------------------
 Property and Equipment, at Cost:
  Land                                                                           6,582     7,655
  Buildings                                                                     19,145    25,581
  Equipment                                                                     29,236    39,530
  Leasehold Interests and Improvements                                          46,541    73,637
  Construction in Progress                                                         924       787
                                                                              ------------------
                                                                               102,428   147,190
Less: Accumulated Depreciation and Amortization                                 40,726    53,643
                                                                              ------------------
  Net Property and Equipment                                                    61,702    93,547
                                                                              ------------------
Leased Property under Capital Leases, Less Accumulated
  Amortization of $5,479 in 1997 and $4,561 in 1996                              5,026     5,672
                                                                              ------------------
Investment in Islands Limited Partnership and Note Receivable                        -    23,416
                                                                              ------------------
Deferred Tax Asset                                                               5,675         -
                                                                              ------------------
Other Assets and Goodwill, Net                                                   8,798    15,319
                                                                              ------------------
                                                                              $ 88,245  $148,925
                                                                              ==================

                                                                               DEC. 29,  DEC. 30,
LIABILITIES AND STOCKHOLDERS' EQUITY                                             1997      1996
------------------------------------------------------------------------------------------------
Current Liabilities:
  Current Portion of Long-Term Debt                                           $      -  $  6,000
  Current Portion of Obligations under Capital Leases                              816       772
  Accounts Payable                                                               4,955     3,303
  Accrued Liabilities                                                           17,723    13,466
                                                                              ------------------
    Total Current Liabilities                                                   23,494    23,541
                                                                              ------------------
Long-Term Debt                                                                       -    44,200
                                                                              ------------------
Long-Term Obligations under Capital Leases                                       5,746     6,299
                                                                              ------------------
Deferred Income Taxes                                                                -     3,577
                                                                              ------------------
Commitments and Contingencies
Stockholders' Equity:
  Preferred Stock, $1.00 par value, authorized 10,000,000 shares;
    none outstanding                                                                 -         -
  Common Stock, $.01 par value, authorized 30,000,000 shares;
    11,727,409 shares outstanding in 1997 and 8,262,513 in 1996                    117        83
  Additional Paid-In Capital                                                    60,926    42,145
  Retained Earnings (Deficit)                                                   (2,038)   29,080
                                                                              ------------------
    Total Stockholders' Equity                                                  59,005    71,308
                                                                              ------------------
                                                                              $ 88,245  $148,925
                                                                              ==================

The accompanying notes are an integral part of these consolidated balance sheets.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                           (In thousands, except per share data)

                                                                         FISCAL YEARS ENDED
                                                             -----------------------------------------
                                                             DEC. 29,         DEC. 30,        DEC. 31,
                                                               1997             1996            1995
------------------------------------------------------------------------------------------------------
Revenues                                                     $151,202        $160,551         $179,155
                                                             -----------------------------------------
Costs and Expenses:
  Cost of Sales                                                46,932          49,202           51,891
  Restaurant Labor                                             42,056          45,648           48,583
  Other Operating Costs                                        36,289          38,767           42,467
  Selling, General and Administrative Expenses                 12,879          13,911           15,286
  Depreciation and Amortization                                 8,964           9,743           10,697
  Write-Down of Assets and Restructuring and
    Unusual Charges                                            43,374           7,833            4,853
  Interest Expense                                              3,292           4,903            4,996
  Interest Income                                              (1,827)         (1,240)            (185)
  Other Income -- Gain on Sale of Subsidiary                        -               -           (1,855)
                                                             -----------------------------------------
    Total Costs and Expenses                                  191,959         168,767          176,733
                                                             -----------------------------------------
Income (Loss) Before Income Taxes                             (40,757)         (8,216)           2,422
Provision (Benefit) for Income Taxes                           (9,639)         (2,793)            (241)
                                                             -----------------------------------------

Net Income (Loss)                                            $(31,118)       $ (5,423)        $  2,663
                                                             =========================================

Net Income (Loss) Per Common Share -- Basic and Diluted      $  (2.91)       $   (.66)        $    .32
                                                             =========================================

Weighted Average Shares Outstanding                            10,688           8,254            8,277
                                                             =========================================

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                  (In thousands)


                                                                    COMMON STOCK             ADDITIONAL      RETAINED     TOTAL
                                                                    ------------               PAID-IN       EARNINGS  STOCKHOLDERS'
                                                               SHARES          AMOUNT          CAPITAL       (DEFICIT)    EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                      8,196        $     82         $ 42,036       $ 31,840   $ 73,958
Exercise of Stock Options                                          20               -               31              -         31
Net Income                                                          -               -                -          2,663      2,663
                                                               ---------------------------------------------------------------------

Balance, December 31, 1995                                      8,216              82           42,067         34,503     76,652
Exercise of Stock Options                                          46               1               78              -         79
Net Loss                                                            -               -                -         (5,423)    (5,423)
                                                               ---------------------------------------------------------------------

Balance, December 30, 1996                                      8,262              83           42,145         29,080     71,308
Issuance of New Shares                                          3,400              34           18,407              -     18,441
Exercise of Stock Options                                          57               -              324              -        324
Non-Employee Directors Compensation                                 8               -               50              -         50
Net Loss                                                            -               -                -        (31,118)   (31,118)
                                                               ---------------------------------------------------------------------

Balance, December 29, 1997                                     11,727        $    117         $ 60,926       $ (2,038)  $ 59,005
                                                               =====================================================================


 The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                 FISCAL YEARS ENDED
                                                                    -------------------------------------------------
                                                                    DEC. 29,            DEC. 30,         DEC. 31,
                                                                      1997                1996             1995
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net Income (Loss)                                                  $    (31,118)       $    (5,423)     $     2,663
 Adjustments to Reconcile Net Income (Loss)
  to Cash Flows Provided by Operating Activities:
   Depreciation and Amortization                                           8,964              9,743           10,697
   Deferred Income Taxes                                                  (9,252)              (941)          (1,957)
   Common Stock Issued in lieu of Compensation                                50                  -                -
   Loss on Retirement and Write-Down of Assets                            38,113              6,999            4,912
   Gain on Sale of Subsidiary                                                  -                  -           (1,855)
   Change in Net Current Liabilities                                       9,837             (2,529)           2,745
                                                                    -------------------------------------------------
   Cash Provided by Operating Activities                                  16,594              7,849           17,205
                                                                    -------------------------------------------------
Cash Flows from Investing Activities:
 Expenditures for Property and Equipment                                  (5,926)           (11,481)         (17,351)
 Reductions to Other Assets and Goodwill                                     510                865              344
 Proceeds from Sale of Subsidiary                                              -                  -            5,375
 Proceeds from Sale/Leaseback of Asset                                         -                  -              905
 Net Proceeds from Disposition of Assets                                   3,968              1,596              441
 Payments Received on Notes Receivable                                    17,070                659              416
                                                                    -------------------------------------------------
   Cash Provided by (Used in) Investing Activities                        15,622             (8,361)          (9,870)
                                                                    -------------------------------------------------
Cash Flows from Financing Activities:
 Principal Payments on Long-Term Obligations under
  Capital Leases                                                            (780)              (534)            (640)
 Net Borrowings (Payments) under Revolving Credit Agreement              (19,200)             3,926           (6,726)
 Payments of Long-Term Debt                                              (31,000)            (3,000)               -
 Proceeds from Issuance of Common Stock                                   18,765                 79               31
                                                                    -------------------------------------------------
   Cash Provided by (Used in) Financing Activities                       (32,215)               471           (7,335)
                                                                    -------------------------------------------------
Increase (Decrease) in Cash                                                    1                (41)               -
Cash, Beginning of Year                                                      204                245              245
                                                                    -------------------------------------------------
Cash, End of Year                                                   $        205        $       204      $       245
                                                                    =================================================
The Change in Net Current Liabilities is Comprised of
 the Following:
  Decrease (Increase) in Accounts Receivable                        $      1,558        $      (263)     $       980
  Decrease (Increase) in Refundable Income Taxes                           1,315             (1,852)               -
  Decrease (Increase) in Inventories                                         602                 53             (103)
  Decrease (Increase) in Prepaid Expenses and Other
   Current Assets                                                            453                280             (292)
  Increase (Decrease) in Accounts Payable                                  1,652               (937)             972
  Increase (Decrease) in Accrued Liabilities                               4,257                190            1,188
                                                                    -------------------------------------------------
     Change in Net Current Liabilities                              $      9,837        $    (2,529)     $     2,745
                                                                    =================================================
Supplemental Cash Flow Disclosure:
Cash Paid During the Year For:
Interest (Net of Amount Capitalized)                                $      4,044        $     5,037      $     4,923
Income Taxes (Net of Refunds)                                       $     (2,269)       $       786      $     1,505
Non-Cash Investing and Financing Activities:
  Notes Received from Sale of 75% of Islands Operations             $          -        $    23,000      $         -
  Notes Received from Sale of Subsidiary                            $          -        $         -      $     1,350
  Capitalized Lease Obligations Incurred for Property
  Additions and Acquisitions                                        $        271        $     2,532      $         -

 The accompanying notes are an integral part of these consolidated statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               December 29, 1997

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

     Certain prior year balances have been reclassified to conform to the 1997 presentation.

NATURE OF OPERATIONS

     The Company is engaged primarily in the restaurant business. At December 29, 1997, the Company operated 60 Chart House restaurants and one Peohe's restaurant. The restaurants are located in 22 states, Puerto Rico and the U.S. Virgin Islands, with a concentration of operations on the east and west coasts.

     The Company also operates Solana Beach Baking Company, a wholesale bakery. As discussed in Note 2, the Company plans to sell or otherwise dispose of the bakery. Revenues for this operation, which totaled $5.8 million in 1997, have increased over the past three years with the addition of new retail accounts. In the 1997 fiscal year, approximately one-half of the bakery's revenues were attributable to a single customer.

INVENTORIES

     Inventories are priced at the lower of cost (first-in, first-out) or market, and consist of the following (in thousands):

                                               DEC. 29,     DEC. 30,
                                                 1997         1996
-------------------------------------------------------------------
Food and Non-Alcoholic
  Beverages                                    $ 1,227      $ 1,370
Alcoholic Beverages                              1,264        1,195
Operating Supplies                                 133          661
                                               --------------------
                                               $ 2,624      $ 3,226
                                               ====================

PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets include, among other things, deferred restaurant pre-opening costs which are amortized over a period of twelve months from the opening dates of the respective restaurants. Pre-opening costs consist of hiring and training-related expenses and other direct costs associated with opening a restaurant. Deferred pre-opening costs amounted to $0 and $208,000 at December 29, 1997 and December 30, 1996, respectively. Amortization of deferred pre-opening costs for the fiscal years 1997, 1996 and 1995 was $208,000, $767,000 and $921,000, respectively.

PROPERTY AND EQUIPMENT AND LEASED PROPERTY

     Depreciation and amortization are recorded for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. Leasehold interests and improvements and leased property are amortized over the shorter of the lease term or the asset life. The average estimated depreciable lives for financial reporting purposes are 30 years for buildings, 22 years for leasehold interests and improvements and leased property, and 7 years for equipment.

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

OTHER ASSETS AND GOODWILL

     The costs of purchasing transferable liquor licenses in jurisdictions with a restricted market for issuance of new licenses for fees in excess of nominal amounts are capitalized and are not amortized because of the licenses' transferability, generally unlimited life and value retention. Such assets are reviewed for potential impairment under the provisions of SFAS 121 (see below). The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed in the year incurred. Annual fees for renewal of all liquor licenses are expensed.

     Goodwill was $7,819,000 and $12,464,000 at December 29, 1997 and December 30, 1996, respectively, net of accumulated amortization of $3,361,000 and $4,741,000, respectively. The goodwill is being amortized using the straight-line method over 40 years. The Company evaluates goodwill for impairment on an ongoing basis (see Note 2).

LONG-LIVED ASSETS

     On a regular basis, the Company evaluates and assesses its assets and properties for impairment under the guidelines of Financial Accounting Standards Board Statement No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), and makes appropriate adjustments when an asset is deemed to be impaired (see Note 2). In performing this analysis, the Company generally groups assets by individual location or restaurant property. Future estimated cash flows to be generated as a result of operating the particular restaurant, generally over specified lease terms or useful lives, are compared against the carrying value of the related assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

FEES AND ROYALTIES

     The Company operates a Chart House restaurant in Weehawken, New Jersey under a management agreement with the owner of the property that provides the Company with a management fee of 7% of sales of the restaurant. Management fees related to this operation, which are included in revenues in the accompanying statements of operations, were $557,000 in 1997, $502,000 in 1996 and $480,000 in 1995.

     The Company earned franchise fees and royalties from its franchised Paradise Bakery operations, which were sold in December 1995 (see Note 3), and earned management fees through operating under a management agreement certain Islands restaurants, which were sold in May 1996 (also see Note 3). Total fees earned that related to these sold operations were $573,000 and $2,716,000 in the fiscal years 1996 and 1995, respectively.

INTEREST COSTS

     Interest costs incurred during the construction period for new restaurants are capitalized. Property additions for the Company include capitalized interest of $0, $76,000, and $256,000 for the fiscal years 1997, 1996 and 1995, respectively.

NET INCOME (LOSS) PER COMMON SHARE

     Earnings per share calculations are based on the weighted average number of common shares and common stock equivalents (stock options) outstanding during the period. Anti-dilutive securities are excluded from calculations of any loss per share. Diluted earnings per share equals basic earnings per share for all periods presented.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). The statement specifies the computation, presentation and disclosure requirements for earnings per share. The statement is effective for financial statements for periods ending after December 15, 1997. The adoption of this standard by the Company did not have a material effect on earnings per share computations.

(2) RESTRUCTURING ACTIONS AND SPECIAL CHARGES

     In 1997, the Company's Board of Directors approved certain actions to be taken in connection with the Company's strategy to revitalize its core Chart House restaurants, sell for cash or otherwise dispose of non-core assets and selected underperforming Chart Houses, reorganize senior management and reduce debt levels. These and other actions resulted in special charges in 1997 of $43.4 million.

     The special charges are primarily the result of write-downs of assets either to be used in ongoing operations or to be disposed of. The charges included (i) approximately $21.2 million in write downs to estimated net realizable value of assets to be sold or otherwise disposed of, including the Company's remaining interest in an Islands limited partnership ($2.5 million) and related note receivable ($3.2 million); five Chart House restaurants ($6.3 million); fixtures, decor and other identified restaurant assets to be disposed of in connection with the remodel/revitalization of the Chart House restaurants ($7.8 million) and other non-core assets and minority interests in unrelated companies ($1.4 million), and (ii) approximately $16.8 million in write-downs to estimated fair value of several Chart House restaurants to be used in ongoing operations and other non-cash charges, including a write-down of goodwill associated with impaired assets ($4.2 million), in accordance with SFAS 121. The remainder of the $43.4 million special charge consisted of approximately $5.4 million in charges, which included among other things, costs associated with hiring a new chief executive officer, severance and other costs related to executive management and organizational changes, and termination benefits to be paid to corporate managerial and clerical employees in connection with the planned relocation of the Company's headquarters.

     The Company incurred special charges in the 1995 and 1996 fiscal years primarily resulting from unanticipated economic events related to executive management departures and decisions to dispose of assets in efforts to strengthen the Company. In 1995, restructuring actions resulted in charges to operations of $4,853,000 before income taxes. Approximately $4,443,000 of these charges related to the Company's decision to dispose of three Chart House restaurants and two former Chart House restaurant properties. The charges included amounts to write down assets to their estimated net realizable value and estimated costs to cease operations and sell the restaurants. The remainder of the 1995 restructuring charges consisted of severance expense for certain management employees. In 1996, the Company incurred additional charges to operations which were not contemplated, nor part of, the 1995 restructuring actions. These charges amounted to $7,833,000 and included costs associated with the turnover of two chief executive officers, the write-down of the investment in an Islands limited partnership (see Note 3), severance and special compensation costs resulting from a reorganization of the Company's management team, and charges to write down to estimated net realizable value certain assets and one restaurant property to be disposed of.

     Of the six restaurants and properties written down in 1995 and 1996, five have been sold or otherwise disposed of through December 29, 1997 (with the remaining one listed for sale). Of the five Chart House restaurants identified for disposal as part of the 1997 restructuring actions, one was disposed of in 1997 and one was closed and listed for sale in January 1998. The Company anticipates that the disposal of the remainder of restaurants and other restructuring actions, including a planned sale of Solana Beach Baking Company, will be substantially completed in 1998. The Company does not contemplate further restructuring actions.

     The following table summarizes the charges for write-down of assets and other activity, as presented in the accompanying consolidated statements of operations (in thousands):

                                   1997           1996           1995
---------------------------------------------------------------------------
Severance and Other
 Special Costs                     $  5,446       $  1,430       $  410
Write-Down of Assets                 37,928          6,403          4,443
                                   --------------------------------------
                                   $ 43,374       $  7,833       $  4,853
                                   ======================================

     In 1997, amounts paid and charged against the liability for severance and other special costs totaled $2,232,000. At December 29, 1997 and December 30, 1996, the balance of the liability (included in other current liabilities) was

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (Continued)

$4,087,000 and $873,000, respectively. Included in property and equipment in the accompanying balance sheets are assets held for disposal of approximately $2.4 million at December 29, 1997 and $696,000 at December 30, 1996. The amount of write-down and resulting carrying value of the respective assets, and other assets held for disposal, at December 29, 1997 and December 30, 1996 include management's best estimates of the amounts to be realized on the disposition of the assets. The amounts the Company will ultimately realize may differ from the amounts assumed in arriving at the aforementioned write-down. In determining estimated fair values and realizable values, the Company generally used appraisals and discounted cash flow valuations. Revenues and operating profits from restaurants and operations that were sold or otherwise disposed of in 1997 or held for disposal at the end of the 1997 fiscal year, and which will not be continued were as follows: $14.3 million and $784,000 for 1997; $13.9 million and $632,000 for 1996; and $14.4 million and $1.3 million for 1995.

(3) ACQUISITIONS AND DISPOSITIONS

     In December 1995, the Company sold to an unrelated third party all of the outstanding common stock of its wholly-owned subsidiary, Paradise Bakery, Inc. The total sale price was $6,725,000, consisting of $5,375,000 cash proceeds and a $1,350,000 note (see Note 4). The Company recognized a net gain on sale of $1,855,000 before income taxes, which is included in the accompanying 1995 consolidated statement of operations. Approximately 20% of the gain on sale, or $450,000, which represented the proportionate share of the total sale price of non-cash proceeds (i.e. note) received, was deferred and applied against the note balance. Paradise Bakery, Inc. had total assets prior to the sale of approximately $4.7 million and its revenues for 1995 were approximately $4.7 million and income before income taxes was approximately $700,000.

     In March 1996, the Company announced its decision to dispose of its 18 Islands restaurants, which over time had not produced a return on investment which was in line with the Company's expectations. In May 1996, the Company completed the sale of a 75% interest in its Islands restaurants operations to two affiliated partnerships of the owner/licensor of the Islands concept (and owner of 15 existing Islands restaurants), for a total sale price of $23 million in secured notes ($20 million from Islands CA/AZ Holdings LP, and $3 million from Islands Florida LP), with interest at 9% annually. The notes were payable over a 20-year amortization period, with the remaining principal balances due at the end of 15 years. In connection with the sale, the Company retained a 25% interest as a limited partner in each of the partnerships, which entitled it to periodic distributions based on available cash flows, as provided in the partnership agreements. As part of the transaction, the existing area development and license agreement and management agreement between the Company and the owner/licensor terminated, thereby relieving the Company of its obligation to continue developing Islands restaurants, and reverting the license and development rights back to the owner. The Company recognized no gain on the sale. Following the sale, the book value of the limited partner interests was based on 25% of the balance of the net assets of Islands reflected in the Company's balance sheet immediately preceding the sale, which amounted to approximately $4.6 million. The Islands restaurants division had total assets prior to the sale of approximately $29 million and its revenues for 1995 were approximately $23 million and income before income taxes was approximately $67,000.

     In the 1996 third quarter, one of the partnerships, Islands Florida LP, was experiencing significant erosion of sales and profits, and subsequently thereafter the new owner agreed to sell its six Islands restaurants in the partnership for a nominal sum to an unrelated third party. The transaction closed in November 1996, and as a result of the transaction, the Company recorded a special charge of $4.2 million, which was included in the 1996 consolidated statement of operations. The charge was required because the Company's investment in Islands Florida LP at that time was deemed by management to be significantly impaired. The charge was substantially comprised of the Company's entire investment in Islands Florida LP ($980,000 limited partner interest and $3.0 million note receivable). This partnership was subsequently dissolved. As of December 30, 1996, the carrying value of the Company's remaining investment in Islands consisted of its limited partner interest in Islands California/Arizona LP ($3.6 million) and related note receivable from the partnership's general partner, Islands CA/AZ Holdings LP ($19.8 million). The Company performed a review for potential impairment at December 30, 1996 in accordance with SFAS 121 and SFAS 114 ("Accounting by Creditors for Impairment of a Loan") and determined that estimated future cash flows were sufficient to support the carrying amount of this asset.

     In July, 1997, as part of the Company's restructuring activities and efforts to reduce long-term debt balances, the Company's Board of Directors decided to sell for cash the remaining investment in Islands. Subsequently thereafter, the Company and Islands CA/AZ Holdings LP reached an agreement whereby Islands CA/AZ Holdings LP would buy the Company's limited partner interest in California/Arizona LP and repay the note to the Company (refinancing with a new lender) at a discounted amount. The transaction closed in December 1997 and provided the Company with net proceeds of approximately $17.1 million. The difference between the carrying value of the Company's investment and the sale price resulted in a $5.7 million write-down, which was included in the 1997 special charges reflected in the Company's consolidated statement of operations (see Note 2). In connection with the transaction, the Company agreed to guarantee through January 2004 an amount of $4.0 million of note obligations to the Islands entity's new lender. The Company had no remaining asset balances with respect to Islands as of December 29, 1997.

(4) NOTES RECEIVABLE

     At December 29, 1997 and December 30, 1996, the Company held $446,000 and $874,000, respectively, in notes receivable from the buyer of Paradise Bakery, Inc. (see Note 3). The amounts are included in other assets and goodwill in the accompanying consolidated balance sheets net of reserves of $446,000 at December 29, 1997 and $331,000 at December 30, 1996. The note bears interest at 10% and matures in November 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

(5)  Income Taxes
          The provision (benefit) for income taxes consists of the following components (in thousands):

                                                1997       1996        1995
-----------------------------------------------------------------------------
Current                                       $  (537)   $(1,852)    $ 1,716

Deferred                                       (9,102)      (941)     (1,957)
                                              -------------------------------
Provision (Benefit)
 for Income Taxes                             $(9,639)   $(2,793)    $  (241)
                                              ===============================


     The components of deferred income tax (asset) liability are as follows (in thousands):

                                                        DEC. 29,   DEC. 30,
                                                         1997       1996
-------------------------------------------------------------------------------
Excess of Tax Depreciation
 Over Book Depreciation                                $ 6,696    $ 6,660
Compensation and Other Benefits
 Not Deductible Until Paid                              (1,564)      (334)
State Income Taxes                                          50         50
Excess of Book Expense
 over Tax Expense Related
 to Restructuring Charges                               (2,785)    (1,379)
Excess of Book Expense over
 Tax Expense Related to Fixed
 Asset Write-Downs                                      (9,737)      (289)
Excess of Book Expense over
 Tax Expense Related to
 Capitalized Leases                                       (398)      (401)
Deferred Tax Credits,
 including Targeted Jobs and
 FICA Credit Carry Forwards                               (718)      (718)
Other Deferred Costs                                      (598)       (12)
                                                       --------------------
                                                        (9,054)     3,577
Deferred Tax Benefit
 Valuation Allowance                                     3,379          -
                                                       --------------------
Deferred Income Taxes                                  $(5,675)   $ 3,577
                                                       ====================

     The provision (benefit) for income taxes reconciles to the amounts computed by applying the Federal statutory rate to income before tax as follows (in thousands):

                                                 1997        1996       1995
------------------------------------------------------------------------------
Statutory Federal Income
 Tax Provision                                  $(13,858)   $(2,793)  $   824
Amortization of
 Goodwill                                          1,536        103       117
State Income Taxes,
 Net of Federal
 Benefit                                            (716)      (156)      286
Deferred Tax
 Benefit Valuation
 Allowance                                         3,379
Other, Net,
 Including Targeted
 Jobs and FICA
 Tax Credits                                          20         53    (1,468)
                                                ------------------------------
Provision (Benefit)
 for Income Taxes                               $ (9,639)   $(2,793)  $  (241)
                                                ==============================



(6) LONG-TERM DEBT
  Long-term debt of the Company is as follows (in thousands):

                                                   DEC. 29,   DEC. 30,
                                                     1997       1996
----------------------------------------------------------------------
Notes payable to banks under
 Revolving Credit Agreement,
 interest payable quarterly at
 the banks' base rate (8.50%
 at December 29, 1997)                             $     -    $19,200

10.4% Senior Secured Notes
 due 2000 (a)                                            -     12,000

6.69% Senior Secured Notes
 due 2001 (a)                                            -     19,000
                                                   -------------------
                                                         -     50,200

Less: Current Portion                                    -      6,000
                                                   -------------------
                                                   $     -    $44,200
                                                   ===================

(a) Amount was payable to an insurance company that is a principal stockholder of the Company.

     During 1997, the Company and its lenders amended certain terms of the existing debt agreements and agreed to, among other things, provide for early payment of debt (without prepayment penalty) with proceeds from the sale of shares of common stock (see Note 10) and disposition of certain assets (see Note
3).

     In June 1997, the Company obtained a new, three-year credit facility with its banks. The amended and restated credit agreement provides for a commitment of $20.0 million with interest at the lead bank's base rate or LIBOR plus a maximum 1.25%. The Company is required to pay a facility fee of .25% per annum on the total commitment. The Company must also maintain certain specified financial ratios. All of the Company's assets are pledged as security to the banks in accordance with the terms of the agreement.

     The amount of current portion of long-term debt at December 30, 1996 represented two installments due under the 6.69% and 10.4% senior secured notes ($3,000,000 each), which were paid in March 1997 (see Note 10). The two succeeding principal installments under the 10.4% senior note ($3,000,000 each, due in July 1998 and July 1999) were prepaid in June 1997 following the completion of the sale of shares of common stock. The remaining balances owing under the two senior notes (totalling $19,000,000) were prepaid in September and December 1997 with net proceeds from the sale of certain non-core assets. Excess proceeds from the sale of common stock and asset dispositions were used to reduce borrowings under the revolving credit agreement.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (CONTINUED)

(7) Leases

       The Company is committed under long-term lease agreements primarily involving land and restaurant buildings, improvements and equipment which expire on various dates through 2031. Also, a substantial number of leases contain renewal options ranging from five to fifty years. Certain of the leases require the payment of an additional amount by which a percentage of annual sales exceeds annual minimum rentals. The total amount of such contingent rentals for the fiscal years 1997, 1996 and 1995 amounted to $2,251,000, $2,254,000 and
$2,392,000, respectively.

CAPITAL LEASES
   At December 29, 1997, minimum lease payments under long-term capital leases were as follows (in thousands):

FISCAL YEARS ENDING
-----------------------------------------------------------------
     1998                                                 $ 1,393
     1999                                                   1,230
     2000                                                   1,148
     2001                                                     930
     2002                                                     584
     Thereafter                                             6,229
                                                          -------
Total Minimum Lease Payments                               11,514
Less: Amount Representing Interest                          4,952
                                                          -------

Total Obligations under Capital Leases                      6,562
Less: Current Portion                                         816
                                                          -------
Long-Term Obligations under Capital
  Leases, with an Average Interest Rate of 9%             $ 5,746
                                                          =======

   Amortization of leased property under capital leases and interest expense on the outstanding obligations under such leases were as follows (in thousands):

                                                      1997   1996   1995
------------------------------------------------------------------------
Amortization                                         $ 917  $ 630  $ 688
Interest Expense                                     $ 623  $ 572  $ 588

OPERATING LEASES

   The Company is committed under long-term operating leases (primarily for restaurant land) to make minimum rental payments as follows (in thousands):

FISCAL YEARS ENDING
-----------------------------------------------------------------
     1998                                                 $ 3,308
     1999                                                   3,134
     2000                                                   3,117
     2001                                                   2,849
     2002                                                   2,438
     Thereafter                                            19,021
                                                          -------
                                                          $33,867
                                                          =======

   The Company, as sublessor, subleased certain Paradise Bakery locations in connection with the 1992 and 1993 franchise sales. Rentals received under these subleases amounted to $293,000 for the fiscal year 1995.

   Minimum rental expense for all operating leases, excluding contingent rent, for the fiscal years 1997, 1996 and 1995 was $4,140,000, $4,571,000 and
$5,560,000, respectively.

(8) EMPLOYEE BENEFITS PLANS

   The Company's 401(k) Plan allows qualified employees to contribute through payroll deductions from 1% to 5% of gross pay. The Company makes basic matching contributions to the plan equal to 25% of the employee's contribution, not to exceed $1,250 per employee per year, plus a supplemental 25% matching contribution on a quarterly basis if targeted financial results are achieved. Company matching contributions and administrative costs associated with the plan were $325,000, $295,000 and $282,000 for the fiscal years 1997, 1996 and 1995, respectively.

     The Company's Executive Benefit and Wealth Accumulation Plan allows qualified key executives to defer compensation of at least $5,000 per year and to obtain supplemental survivor and disability benefits.

(9) STOCK OPTION PLANS

     All options under the Company's 1985 incentive stock option plan (the "ISO Plan") were granted and exercised as of December 30, 1996.

     In July 1989, the Board of Directors adopted and the stockholders of the Company approved the 1989 Non-Qualified Stock Option Plan (the "1989 Plan") which authorized the grant of non-qualified stock options to purchase up to 250,000 shares of the Company's common stock. Under the 1989 Plan, options to purchase 250,000 shares were granted in 1989 to certain senior management and other employees at a fair market value exercise price of $13.50 per share. The options vested at a rate of 25% per year over four years and expire ten years from the date of grant. In December 1991, the Board of Directors approved an exchange program giving option holders under the 1989 Plan an opportunity to surrender their existing options in exchange for the reissuance of a new option with an exercise price of $8.50 that covers one-half the number of shares covered by the existing option. The exchange also required the four-year vesting schedule to start over. Options covering a total of 7,250 shares were reissued in connection with this program. In September 1995, the Board of Directors approved an additional exchange program giving all option holders, excluding executive officers, the opportunity to surrender their existing $13.50 options and $8.50 options for the reissuance of new options with an exercise price of $6.25 that cover one-half the number of shares covered by the existing $13.50 options and four-fifths the number of shares covered by the existing $8.50 options. The exchange required a new two-year vesting period to start.

     In February 1992, the Board of Directors adopted, and stockholders later approved, the 1992 Stock Option Plan (the "1992 Plan"), which authorized the grant of options to purchase up to 310,000 shares of the Company's common stock. The options under the 1992 Plan were awarded as non-qualified stock options at an exercise price equal to the fair market

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

value of the common stock at the date of grant. Through September 1995, management and other employees were granted stock options to purchase an aggregate of 377,000 shares of common stock (which included option grants for shares totalling 70,500 related to previously granted and forfeited options). The options vest at a rate of 20% per year over five years and expire ten years from the date of grant. The Company does not anticipate granting any additional options under this plan.

     In May 1996, the Board of Directors adopted and the stockholders of the Company approved the 1996 Stock Option Plan (the "1996 Plan"), which authorizes the grant of non-qualified stock options or incentive stock options to employees to purchase up to 1,000,000 shares of the Company's common stock. Options were granted in 1996 and 1997 to employees at exercise prices ranging from $4.88 to $8.38 per share, the fair market value at the date of grant. The options granted generally vest at a rate of 20% per year over five years and expire ten years from the date of grant. There are 580,100 options available for future grant under the 1996 Plan as of December 29, 1997.

     In May 1997, options to purchase a total of 12,500 shares of common stock were granted to directors following the Company's annual meeting of shareholders under the 1996 Nonemployee Director Stock Compensation Plan. There were no options granted in 1996 (see Note 10).

     In addition to options granted under the plans described above, an option to purchase 20,000 shares of common stock was granted to an officer in April 1988 at a price of $2.31 per share. The option vested over a five-year period and would have expired ten years from the date of grant. In August 1997, this officer exercised the remaining 10,000 shares outstanding and exercisable. Also, an option for 100,000 shares was granted in May 1997 to a director of the Company at an exercise price of $6.75 per share, the fair market value at date of grant. This option grant, which is not covered under the Company's option plans, becomes exercisable subject to and upon approval by the stockholders of the Company at the next stockholders' meeting, and expires in ten years from date of grant. Additionally, an option for 400,000 shares was granted (also outside of the Company's option plans) in July 1997 to an officer of the Company at an exercise price of $8.25 per share, the fair market value at date of grant. This option grant was cancelled in December 1997 upon the resignation of the officer.

     There have been no charges to operations with respect to options granted in the 1997, 1996 and 1995 fiscal years.

     The following table summarizes stock option transactions for the fiscal years 1995, 1996 and 1997:

                                                                                                     WEIGHTED
                                                                                                      AVERAGE
                          ISO PLAN/                                                   TOTAL        OPTION PRICE
                            OTHER       1989 PLAN     1992 PLAN     1996 PLAN        SHARES          PER SHARE
-----------------------------------------------------------------------------------------------------------------
Outstanding,
 December 31, 1994           76,300       207,750       246,400             -        530,450          $  11.15
  Granted                         -             -        80,000             -         80,000          $   6.25
  Exercised                 (19,910)            -             -             -        (19,910)         $   1.56
  Forfeited                       -       (35,500)      (38,900)            -        (74,400)         $  12.34
  Surrendered                     -       (72,750)            -             -        (72,750)         $   8.50
  Reissued                        -        37,800             -             -         37,800          $   6.25
                          ---------------------------------------------------------------------------------------

Outstanding,
 December 31, 1995           56,390       137,300       287,500             -        481,190          $   9.43
  Granted                         -             -             -       434,000        434,000          $   6.40
  Exercised                 (46,390)            -             -             -        (46,390)         $   1.70
  Forfeited                       -       (34,250)      (91,500)     (110,500)      (236,250)         $   8.00
                          ---------------------------------------------------------------------------------------

Outstanding,
 December 30, 1996           10,000       103,050       196,000       323,500        632,550          $   7.84
  Granted                   512,500             -             -       451,500        964,000          $   7.52
  Exercised                 (10,000)       (1,250)      (32,000)      (13,800)       (57,050)         $   5.68
  Forfeited                (400,000)      (64,800)      (89,400)     (355,100)      (909,300)         $   7.90
                          ---------------------------------------------------------------------------------------

Outstanding at
 December 29, 1997          112,500        37,000        74,600       406,100        630,200          $   7.46
                          =======================================================================================

Exercisable at
 December 29, 1997          100,000        29,000        60,500        21,700        211,200          $   7.73
                          =======================================================================================

  The following table summarizes information concerning outstanding and exercisable stock options as of December 29, 1997:

     RANGE OF              SHARES COVERED BY OPTIONS         WEIGHTED AVERAGE  PRICE      WEIGHTED AVERAGE
                           -------------------------         -----------------------
  EXERCISE PRICES          OUTSTANDING   EXERCISABLE       OUTSTANDING  EXERCISABLE   REMAINING LIFE
----------------------------------------------------------------------------------------------------------
      $4.88-5.88              88,650        15,200            $ 5.57       $ 5.72        8.36
      $6.25-8.38             495,550       158,000              7.29         6.65        9.18
     $12.15-13.50             46,000        38,000             12.99        13.01        4.10
                            ------------------------------------------------------------------
   Total                     630,200       211,200            $ 7.46       $ 7.73        8.69
                            ==================================================================

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

                                             1997               1996
---------------------------------------------------------------------
Net Income (Loss)
   As Reported                             $ (31,118)       $ (5,423)
   Pro Forma                               $ (31,406)       $ (5,570)

Net Income (Loss)
   Per Common Share:
   As Reported                             $   (2.91)       $   (.66)
   Pro Forma                               $   (2.94)       $   (.67)

  The Company has options outstanding from the 1989 and 1992 Plans that have not been included in the above pro forma amounts. Therefore, these amounts may be understated.

  The weighted average fair values of the options granted in 1997 and 1996 are estimated as $3.36 and $2.82, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected stock price volatility of 46%, risk-free interest rates of 5.8% for the 1997 grants, and 6.7% for the 1996 grants, expected lives of 4.9 years for the 1997 grants and 4.3 years for the 1996 grants.

(10) STOCKHOLDERS' EQUITY

  The Company's preferred stock may be issued in one or more series and the Board of Directors may fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of each class or series so authorized.

  In connection with the Company's initial public offering in 1989, warrants to purchase a total of 435,000 shares of the Company's common stock were issued to two stockholders. The warrants, which had a price per share of $18.00, became exercisable in September 1993 and expired without being exercised in September 1997.

  In May 1996, the Board of Directors' adopted and stockholders of the Company approved the 1996 Nonemployee Director Stock Compensation Plan. The plan provides the right for each nonemployee director, at his or her election, to receive the Company's common stock and stock options in lieu of receipt of compensation in the form of cash and the automatic grant to each participating director of an option to purchase 2,500 shares of common stock as of the date of each annual meeting of shareholders. There are a total of 50,000 shares reserved for issuance under the plan. In 1997, a total of 7,846 shares of common stock were issued to directors under this plan. No shares were issued in the 1996 fiscal year (see Note 9).

  In March 1997, the Company agreed to sell 3,400,000 newly-issued shares of common stock in a private placement to an investment company at $5.75 per share for a total sale price of $19.5 million. The initial sale of 1,641,750 shares for $9.4 million was completed in March 1997. The additional 1,758,250 shares were sold for $10.1 million following shareholder approval at the annual meeting held in May 1997. Transaction costs applied against the proceeds were approximately $1.1 million. The Company used the net proceeds from the transaction to repay $12.0 million of scheduled principal installments under two senior secured notes (See Note 6), with the remainder of the net proceeds from the sale applied to reduce outstanding borrowings under the bank credit agreement.

(11) SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

  Accounts receivable at December 30, 1996 include reimbursable amounts of $175,000 related to pre-opening construction, fixturizations, inventories and operating costs for the Weehawken Chart House. The reimbursable amounts were paid back to the Company in 1997 from operating cash flows of the restaurant, as defined in the management agreement with the owner of the property. Also included in accounts receivable at December 30, 1996 is $1,106,000 of insurance proceeds receivable in connection with Hurricane Marilyn property damage and business interruption coverage. This amount was subsequently received in 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

   Accrued liabilities consist of the following (in thousands):

                                             DEC. 29,            DEC. 30,
                                               1997                1996
---------------------------------------------------------------------------
Rent                                    $         681         $        708
Sales Tax                                         767                  737
Payroll and Payroll Taxes                       1,652                2,139
Insurance                                       2,017                1,761
Interest                                           89                1,013
Unredeemed Gift Certificates                    3,232                2,812
Severance and Other
 Special Costs                                  4,087                  873
Other                                           5,198                3,423
                                        -----------------------------------
                                        $      17,723         $     13,466
                                        ===================================

(12) COMMITMENTS AND CONTINGENCIES

   The Company periodically is a defendant in cases incidental to its business activities. While any litigation or investigation has an element of uncertainty, the Company believes that the outcome of any of these matters will not have a materially adverse effect on its financial condition or results of operations.

   The Company maintains letters of credit primarily to cover insurance reserves. At December 29, 1997, outstanding letters of credit amounted to $3,071,000.

   The Company has guaranteed certain debt obligations of third parties with an outstanding balance totalling $4,844,000 as of December 29, 1997.

   The Company is contingently liable, in certain circumstances, for certain lease obligations of the Islands restaurants sold in 1996.

   The Company believes that the stated amounts of contingent financial obligations approximate fair value.

(13) SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

   The following is a summary of the unaudited quarterly results of operations for 1997 and 1996 (in thousands, except per share data):

                                                                       QUARTER ENDED
                                                   -----------------------------------------------------
1997                                                MARCH 31       JUNE 30      SEPT. 29        DEC. 29
--------------------------------------------------------------------------------------------------------
Revenues                                           $  38,347     $   39,344     $  39,273      $  34,238
                                                   -----------------------------------------------------
Costs and Expenses:
  Cost of Sales                                       11,828         11,859        12,217         11,028
  Restaurant Labor                                    10,333         10,805        10,851         10,067
  Other Operating Costs                                9,106          9,520         9,351          8,312
  Selling, General and Administrative Expenses         3,029          3,062         3,784          3,004
  Depreciation and Amortization                        2,384          2,366         2,378          1,836
  Write-Down of Assets and Restructuring and
    Unusual Charges (Credits)(a)                           -            933        43,241           (800)
  Interest Expense                                     1,181            971           586            554
  Interest Income                                       (491)          (498)         (450)          (388)
                                                   ------------------------------------------------------

Total Costs and Expenses                              37,370         39,018        81,958         33,613
                                                   -----------------------------------------------------
Income (Loss) Before Income Taxes                        977            326       (42,685)           625
Provision (Benefit) for Income Taxes                     303            101       (10,193)           150
                                                   -----------------------------------------------------

Net Income (Loss)                                  $     674     $      225     $ (32,492)     $     475
                                                   =====================================================

Net Income (Loss) Per Common Share --
  Basic and Diluted                                $     .08     $      .02     $   (2.78)     $     .04
                                                   =====================================================

Weighted Average Shares Outstanding                    8,647         10,723        11,696         11,744
                                                   =====================================================


(a) Special credit in fourth quarter is primarily the result of a non-recurring cash settlement.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (Continued)

                                                                  QUARTER ENDED
                                                  ---------------------------------------------
1996                                              APRIL 1          JULY 1    SEPT. 30   DEC. 30
-----------------------------------------------------------------------------------------------
Revenues                                          $43,246         $43,897    $ 38,812   $34,596
                                                  ---------------------------------------------
Costs and Expenses:
 Cost of Sales                                     12,552          13,505      12,266    10,879
 Restaurant Labor                                  12,432          12,487      10,905     9,824
 Other Operating Costs                             10,696          10,984       8,845     8,242
 Selling, General and Administrative Expenses       3,883           3,582       3,104     3,342
 Depreciation and Amortization                      2,705           2,384       2,297     2,357
 Write-Down of Assets and Restructuring
   and Unusual Charges                                710             619       4,198     2,306
 Interest Expense                                   1,178           1,181       1,306     1,238
 Interest Income                                      (36)           (272)       (480)     (452)
                                                  ---------------------------------------------
Total Costs and Expenses                           44,120          44,470      42,441    37,736
                                                  ---------------------------------------------
Income (Loss) Before Income Taxes                    (874)           (573)     (3,629)   (3,140)
Provision (Benefit) for Income Taxes                 (244)           (161)     (1,320)   (1,068)
                                                  ---------------------------------------------
Net Income (Loss)                                 $  (630)        $  (412)   $ (2,309)  $(2,072)
                                                  =============================================
Net Income (Loss) Per Common Share
  -Basic and Diluted                              $ ( .08)        $ ( .05)   $   (.28)  $  (.25)
                                                  =============================================
Weighted Average Shares Outstanding                 8,264           8,281       8,263     8,263
                                                  =============================================

                                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


 To the Board of Directors and Stockholders of Chart House Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Chart House Enterprises, Inc. (a Delaware corporation) and subsidiaries as of December 29, 1997 and December 30, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chart House Enterprises, Inc. and subsidiaries as of December 29, 1997 and December 30, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 1997 in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP

San Diego, California
January 30, 1998

BOARD OF DIRECTORS

WILLIAM M. DIEFENDERFER III
Partner,
Diefenderfer, Hoover, Boyle & Wood,
law firm

F. PHILIP HANDY
Managing Director,
EGI Corporate Investments, Inc.,
investment firm

WILLIAM E. MAYER
Partner,
Development Capital LLC,
investment firm

ARTHUR J. NAGLE
Managing Director,
Vestar Capital Partners, Inc.,
investment banking firm

THOMAS J.WALTERS
President and Chief Operating Officer,
Chart House Enterprises, Inc.

SAMUEL ZELL
Chairman of the Board,
Equity Group Investments, Inc.,
investment firm

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
San Diego, California

TRANSFER AGENT & REGISTRAR
BankBoston, N.A.
c/o Boston EquiServe
P.O. Box 8040
Boston, MA 02266-8040

ANNUAL MEETING
The Company's annual meeting of
stockholders will be held Wednesday,
May 6, 1998 at 1:00 p.m. at:
One North Franklin Street
3rd Floor
Chicago, Illinois 60606


COMPANY OFFICERS

F. PHILIP HANDY
Acting Chief Executive Officer

THOMAS J.WALTERS
President and Chief Operating Officer

NYDIA I. CASAS
Vice President -- Purchasing

LEWIS M. JACKSON
Vice President -- Development

BERNARD J.JOHANSEN II
Vice President -- Information Services

RANDALL P. MCNAMARA
Vice President -- Operations

TIMOTHY E. PERREIRA
Vice President -- Concept Development

RICHARD D. TIPTON
Vice President -- Legal Affairs and
General Counsel

JAMES C. WENDLER
Vice President -- Finance and Chief
Financial Officer

CORPORATE OFFICES
(through June 1998)
115 S. Acacia Avenue
Solana Beach, CA 92075-1803
(619) 755-8281

THE COMPANY

Chart House Enterprises, Inc., based in Solana Beach, California, operates 59 Chart House restaurants and one Peohe's restaurant, which are full-service dinner houses located in 22 states, Puerto Rico and the U.S. Virgin Islands. The Company also operates Solana Beach Baking Company, a wholesale bakery facility in Carlsbad, California.

COMMON STOCK INFORMATION

The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol CHT. On March 12, 1998, there were 647 holders of record of the Company's Common Stock. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The following table sets forth the quarterly high and low sales prices for a share of the Company's Common Stock for the two most recent fiscal years.

1997               HIGH     LOW
---------------------------------
First Quarter       6 1/4  4 7/8
Second Quarter    7 11/16  5 1/4
Third Quarter       9 3/4  7 1/2
Fourth Quarter     8 5/16  5 5/8

1996                HIGH    LOW
---------------------------------
First Quarter       6 7/8  5 1/8
Second Quarter      8 1/4  5 7/8
Third Quarter       6 7/8  5 3/8
Fourth Quarter      5 3/4  4 1/8

SEC FORM 10-K REPORT

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge to stockholders and may be obtained by writing to:

Susan Obuchowski
Secretary
Chart House Enterprises, Inc.
115 S. Acacia Avenue
Solana Beach, CA 92075-1803

STOCKHOLDER MAILING LIST

The Company maintains a direct mailing list to ensure that stockholders whose shares are held in the name of a brokerage firm, bank or other person may receive corporate reports on a timely basis. If you would like your name added to this list, please send us your request in writing.

                                      24