Form 10-K, Exhibit 13
period 1998-12-28
CHART HOUSE ENTERPRISES INC
filed 1999-03-19
CIK 820757

TO OUR SHAREHOLDERS


Nineteen ninety-eight was a very exciting year of new challenges and opportunities at Chart House Enterprises.

The transformation that is underway at Chart House literally includes every facet of the business. Whether it's the "look" of our facilities, the management team in place, the marketing programs to support sales, the food that the guest enjoys at our restaurants, or the operating systems, we have made important and substantial changes.

Even more exciting are the results that we are starting to see. The overwhelmingly positive feedback that we are receiving from our guests assures us that we are on the right track to shareholder value creation.

[PICTURE APPEARS HERE]
Sesame-Crusted Salmon, just
one of the mouth-watering
entrees offered on the menu.

The beginning of the year marked the start of my tenure with Chart House. Fortunately, I was able to "hit the ground running," as significant groundwork had been laid prior to my joining. The sale or disposition of all non-core assets was substantially completed, all long-term debt had been eliminated, and a restructuring reserve, set up in 1997, allowed the flexibility to execute a number of important decisions throughout the year. These included the relocation of the corporate office to Chicago, Illinois from Solana Beach, California, the creation of the new management team, the closure of several underperforming units, and the write-down of impaired assets.

With a clean slate, we focused completely on revitalizing the Chart House brand -- a brand rich in tradition, and steeped in loyalty and customer recognition. Our unique locations, beautiful views, delicious food and attentive service offer plenty on which to build. Our focus in crafting the future strategy of the Company has been anchored to the following:

[_] Creating a more contemporary menu that will attract new diners, while maintaining elements of our tried-and-true menu to continue to cater to our loyal customers

[_]  Improving the value perception of the guest through lowering entree prices

[_] Beginning unit remodels to enhance the decor and atmosphere of the restaurants

[_] Supporting the brand with stronger marketing support in order to spread the message of "the new Chart House"

Our new menu, created in concert with Richard Melman and his Lettuce Entertain You team, began rolling out to our restaurants in August. The menu adheres to our seafood and beef tradition, but enhances both the quality of the food and the attractiveness of its presentation.

We have created a greater value perception by lowering the prices of our entrees by several dollars, while adding a charge for our signature "salad bar" in those restaurants that have one. In addition, we have improved our selection and quality of appetizers, desserts, and coffees.

[PICTURE APPEARS HERE]

Fifteen restaurants were part of a "first wave" to implement the new menu. This allowed us to work extensively to perfect the operation of the new menu. With an additional seven restaurants converted to the new menu, 38% of our restaurants have been carrying the new menu since year-end, 1998. All restaurants are expected to be converted by June 30, 1999.

The reaction has been overwhelmingly positive. An independent market research firm captured coast-to-coast guest responses for us. Across a variety of questions concerning taste, appeal, value, presentation, etc., our new menu

[PICTURE APPEARS HERE]
Chart House's new frequent
dining program, View Points,
was developed in 1998.

scored between an 8 and a 9 out of a possible "9." And, our year-over-year growth in these restaurants outpaced both our non-new menu restaurants, and the casual dining industry in general.

Simultaneous with the new menu rollout, we took a fresh look at our marketing support and created a new advertising campaign to support our brand. We created a new frequent dining program called "ViewPoints" to replace the older "Aloha Club." ViewPoints capitalizes on our beautiful scenery by showcasing our restaurant views, encouraging guests to "link" Chart House experiences across a number of special occasions through reminder card mailings, and inviting diners to return frequently by rewarding points toward future meals. This program, created in 1998, was implemented in January 1999.

During 1998, we also increased our focus on local marketing opportunities and public relations events, focusing especially on our "Concierge Program." In order to better support our marketing efforts and to be strongly positioned for 1999, we increased the number of Sales and Catering Manager positions throughout the system.

Nineteen ninety-eight was also an important year for our facilities investment. Over the next three years, the Company plans to invest in every restaurant in the system to improve the feel and decor of each location to enhance the guest experience. As part of this effort, we will adapt each location more readily to its local flavor, and capitalize on the many historic and unique aspects of our sites.

This effort got underway in 1998, with the remodeling of six restaurants completed prior to year-end. The first two -- the only two completed prior to December -- are enjoying improved sales as a result of the new design.

[PICTURE APPEARS HERE]
Interior of the newly-remodeled
Chart House in Scottsdale, Arizona.

Finally, my ten-month tenure during 1998 allowed me the time to create both the management team to drive the Company forward, and the performance and reward systems to support the Company strategy. Our recruiting, training and development plans have been upgraded so that we can attract employees and managers who want to participate in our success. And, we have redesigned our bonus and incentive plans to ensure that strong performers do, indeed, participate in, and are focused on, our success.

Nineteen ninety-eight has been an exhilarating year, in which many building blocks for the future were put into place. Nineteen ninety-nine promises to be equally fast paced, as the initiatives implemented in 1998 continue full force throughout 1999. The culmination of these efforts, beginning in 1999, should reward you, our shareholders, handsomely in the future. We appreciate our shareholders' support, and your interest and belief in our Company and its future growth strategies. We are proud to be part of this turnaround story, and we want you to be, as well.

Sincerely,


/s/ Thomas J. Walters


Thomas J. Walters

President and Chief Executive Officer



View of the Chart House on
Coronado Island, California.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table presents the results of operations for each of the fiscal years in the three years ended December 28, 1998.
The dollar amounts are in thousands.

                                                                 1998                1997                1996
-------------------------------------------------------------------------------------------------------------------------------
                                                           AMOUNT       %      AMOUNT      %       AMOUNT       %
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                  $145,188   100.0     $151,202   100.0     $160,551   100.0
Costs and Expenses:
 Cost of Sales                                              47,388    32.6       46,932    31.0       49,202    30.6
 Restaurant Labor                                           42,078    29.0       42,056    27.8       45,648    28.4
 Other Operating Costs                                      34,955    24.1       36,289    24.0       38,767    24.1
 Selling, General and Administrative Expenses               14,353     9.9       12,879     8.5       13,911     8.7
 Depreciation and Amortization                               6,601     4.5        8,964     5.9        9,743     6.1
 Write-Down of Assets & Restructuring & Unusual Charges        --       --       43,374    28.7        7,833     4.9
 Gains on Sales of Assets                                  (1,534)    (1.0)          --      --           --      --
 Interest Expense                                             790      0.5        3,292     2.2        4,903     3.1
 Interest Income                                              (14)      --       (1,827)   (1.2)      (1,240)   (0.8)
-------------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                  144,617     99.6      191,959   127.0      168,767   105.1
-------------------------------------------------------------------------------------------------------------------------------

Income/(Loss) Before Income Taxes                             571      0.4      (40,757)  (27.0)      (8,216)   (5.1)
Benefit for Income Taxes                                       --      0.0       (9,639)   (6.4)      (2,793)   (1.7)
-------------------------------------------------------------------------------------------------------------------------------

NET INCOME/(LOSS)                                         $   571      0.4     $(31,118)  (20.6)    $ (5,423)   (3.4)
===============================================================================================================================

Management believes that the most meaningful approach to analyzing operations is through margin analysis, which requires critically reviewing the relationships that certain costs and expenses bear to revenues. Accordingly, the discussion below follows this approach.

1998 COMPARED TO 1997

Revenues for the 1998 Fiscal Year decreased $6,014,000, or 4.0%, due primarily to the closure of five Chart House restaurants, all of which had been identified for disposal as part of the 1997 restructuring actions. The closure of the five restaurants resulted in a $4,820,000 or 3.2% decrease in revenues from prior year. The sale of Solana Beach Baking Company, also identified for disposal in 1997, contributed an additional $1,024,000 or 0.7% in revenues in 1997 which were not realized after operations ceased in October 1998. Additionally, comparable restaurant revenues (revenues at restaurants open for the entire period of both years) decreased $208,000, or 0.1%, resulting primarily from twenty-two restaurants which had implemented a new, more contemporary menu. The successful implementation of the new menu required greater focus on perfecting the new products, thereby reducing the resources available to service large party reservations during the implementation phase. All twenty-two restaurants are currently accepting large party reservations as usual.

  Restaurant operating costs and expenses decreased from 1997 to 1998 by $856,000, but increased as a percentage of revenues by 2.8%. The new menu incorporates reduced entree pricing which negatively affects the cost of sales margin. Further, cost of sales as a percentage of revenues increased over 1997 because of larger, pre-portioned meat and better quality seafood. Restaurant labor was higher as a percentage of revenues due to enhanced restaurant staffing and transition costs associated with the new menu implementation. Federal and California minimum wage requirements negatively impacted comparable results for the Company's hourly restaurant labor costs. The minimum wage in California (a state where the Company operates 19 restaurants) was increased in March 1998 from $5.15 to $5.75 per hour. Other operating costs remained consistent as a percentage of revenues, but decreased in dollar terms primarily due to restaurant closures.

  Selling, general, and administrative expenses increased 11.4% in 1998 due primarily to the relocation of the corporate office from Solana Beach, California to Chicago, Illinois. Relocation costs of approximately $852,000 in 1998 had no comparable cost in 1997. Additionally, new staff were hired and trained to better support field operations and incremental costs were incurred as part of a consulting arrangement with Lettuce Entertain You Enterprises, Inc. Related party transactions during 1998 with EGI Risk Services, Inc., EGI Corporate Investments, Equity Group Investments, Inc., Lettuce Entertain You Enterprises, Inc., and Rosenberg & Liebentritt, P.C. totaled approximately $2,103,000.

  Depreciation and amortization decreased 26.4% from 1997 primarily because of the dispositions and write-down of assets resulting from the restructuring efforts.

  The Company incurred special charges of $43.4 million in 1997 for asset write-downs and other charges related to management organizational changes. A description of those charges is provided below. The 1998 results include gains on sales of non-core assets totaling $1,534,000, stemming primarily from the sale of Solana Beach Baking Company and Company-held investments.

  Interest expense decreased 76.0% from 1997 interest expense primarily due to a reduction in the Company's outstanding debt balances as a result of the 1997 sale of shares of common stock and the sale of certain assets.

  Interest income decreased 99.2% from 1997 interest income. Interest income in 1997 was earned principally from the note received in connection with the sale of the Islands restaurant operations in May 1996, which was paid in the fourth quarter of 1997.

  The loss reported in 1997 from the special charges generated a tax benefit, which was applied against previous years', current, and future taxable income. Therefore, there was no provision recorded in 1998. The effective rate for the benefit for income taxes was approximately 24% for 1997.

  As a result of the foregoing, net income for 1998 was $571,000, versus a loss in 1997 of ($31,118,000), including special charges; an increase in net income of $31,689,000. Excluding special charges and the 24% tax impact in 1997, the results indicate income in 1998 of $571,000, versus income in 1997 of $1,989,000, a decrease in net income of $1,418,000. The decrease stems primarily from restaurant closures and the sale of Solana Beach Baking Company.


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

  Restaurant-level operating margins in 1997 were even to slightly down from 1996, as cost pressures caused decreases in the second half of the year. Cost of sales as a percentage of revenues was higher in 1997 compared to 1996; excluding Islands from 1996, percentage comparisons were the same. Restaurant labor was lower in 1997 than 1996, as the Company focused efforts on further controlling hourly labor costs to counter the effects of Federal and State minimum wage increases. Other operating costs overall as a percentage of revenues were comparable between 1997 and 1996. However, other operating costs at Chart House restaurants were slightly higher in 1997 because of increases in costs of, among other things, supplying uniforms to restaurant employees.

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

  As a result of the foregoing, the net loss increased by $25,695,000 from a loss of $5,423,000 in 1996, to a loss of $31,118,000 in 1997.


1996 AND 1997 RESTRUCTURING ACTIONS AND SPECIAL CHARGES

Throughout most of its history, the Company has enjoyed relative stability in executive management and Chart House restaurant operations. In recent years, the Company has experienced disruption from organizational changes including significant turnover of senior management and attempts to grow and then subsequently sell other restaurant concepts. As a result, operating profitability declined over the 1996 and 1997 fiscal years.

  By late 1996, the Company had built up significant debt balances and, as a result, the Company's Board of Directors began to review strategic financing alternatives. In May 1997, the Company completed a sale of common stock to an investment company and partially paid down outstanding debt balances. In the following months, there were additional management and organizational changes and a change in the composition of the Board of Directors. The Company entered into new strategic and creative alliances in order to accelerate the revitalization process of the Chart House restaurants. In the third quarter of 1997, the Board made the decision to sell for cash all non-core assets (assets and operations outside of the core Chart House restaurant operations) in an effort to pay down remaining debt balances and focus management attention on the revitalization of the Chart House restaurants. Management and the Board also re-examined the Company's marginally performing restaurants. New management and the Board established better operating standards with a greater emphasis on achieving higher economic returns over the estimated life of each restaurant property. As a result of this change in direction, a decision was made to dispose of certain restaurants and write down others to amounts which current management and the Board believed to be approximate fair value. Such write-downs were prepared in accordance with Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In addition, the Company sold its corporate office building and a decision was made to relocate the corporate operations from Solana Beach, California to Chicago, Illinois. A resulting termination plan affected approximately 55 corporate managerial and clerical employees. The relocation was completed in June 1998. As a direct result of certain of these restructuring activities, the Company was able to generate significant proceeds from asset disposals to pay off long-term debt. There were no additional restructuring actions in 1998.

  The 1997 special charges of $43.4 million were primarily the result of write-downs of assets to be used in ongoing operations or to be disposed of. The charges included (i) approximately $21.2 million in write-downs to estimated net realizable value of assets to be sold or otherwise disposed of, including the Company's remaining investment in Islands ($5.7 million); five Chart House restaurants ($6.3 million); fixtures, decor and other identified restaurant assets to be disposed of in connection with the remodel and revitalization of the Chart House restaurants ($7.8 million); and other non-core assets and minority interests in unrelated companies ($1.4 million), and (ii) approximately $16.8 million in write-downs to estimated fair value of several underperforming Chart House restaurants to be used in ongoing operations and other non-cash charges, including a write-down of goodwill associated with impaired assets ($4.2 million). The remainder of the special charges consisted of approximately $5.4 million in charges, which included, among other things, costs associated with hiring a new chief executive officer, severance and other costs related to executive management and organizational changes, and termination benefits to be paid to employees in connection with the planned relocation of the Company's headquarters.

  In 1996, the Company incurred $7.8 million in restructuring charges including costs associated with the turnover of two chief executive officers, the write-down of an investment subsequently disposed of in 1997, severance and special compensation costs resulting from a reorganization of the Company's management team, and charges to write down to estimated net realizable value certain assets and one restaurant property to be disposed of.

OPERATING OUTLOOK

As part of a strategic initiative to rebuild the Chart House concept, the Company made modifications to the menu beginning in the second half of 1997 and continuing through 1998 which have contributed to higher cost of sales and restaurant labor costs. In an effort to provide increased value to the customer, the rollout of the new menu has been completed in twenty-two restaurants as of the end of 1998, and implementation of the new menu in the remaining restaurants will be completed in 1999. Labor costs are expected to increase with continued strengthening of field management. Management anticipates that margins will be negatively affected during the first several weeks of implementation in each restaurant as training on the new products and education on the menu occurs. This impact is amplified by the decrease in pricing that becomes effective when the new menu is implemented. Based on customer responses where the implementation has already occurred, the Company believes that the program underway will strengthen the Chart House brand and financial performance in the long term.

  As of the end of the 1998 fiscal year, the Company had completed the remodeling of six Chart House restaurants. The remodel program is intended to update the look of each Chart House restaurant and create a more comfortable and enjoyable dining experience. Over the next two years, management expects to remodel all Chart House restaurants. Management anticipates expenditures for remodels during 1999 to approximate $8.5 million.

  Federal and State legislated minimum wage increases generally have some impact on the restaurant operating results. Future minimum wage increases could adversely affect the Company's labor costs. With the exception of California, the Company does not currently have a significant number of hourly personnel in any one state to impact overall operating results. The minimum wage in California was increased in March 1998 from $5.15 to $5.75 per hour. This increase will impact the comparability of labor costs during the first quarter of 1999.

  Restructuring and other activities that occurred in 1997 will continue to affect results of operations in 1999. Revenues will be reduced to the extent of the closed and sold restaurants. Additionally, restaurant sales and operating expenses will be affected to the extent that there is shutdown time in connection with the remodeling of restaurants. The Company expects one restaurant to be closed for the majority of 1999 due to remodeling. Depreciation and amortization will increase in 1999 as remodeling activities accelerate. Interest expense will also increase as the Company increases debt levels to fund revitalization activities.

  The Company is planning an increase in marketing spending in 1999 over recent historical levels. Marketing programs include the introduction of "ViewPoints," a new frequent dining program, and several media advertisements.

  During the first quarter of 1999, the Company signed an agreement to purchase a restaurant business located in New York, New York. Consummation of the transaction, which is expected to occur in the second quarter of 1999, is subject to satisfaction of a number of conditions. Upon consummation of the transaction, the Company anticipates that operating results of the acquired restaurant will positively affect overall results. However, no assurance can be given that the transaction will occur, nor can management assure that results will be positively affected as a result of the acquisition.

  It is currently management's intention to dispose of four to six restaurant properties during 1999; however, no assurance can be given as to the likelihood or timing of such disposals.


LIQUIDITY AND CAPITAL RESOURCES

The Company requires capital principally for the acquisition and construction of new restaurants and for the remodeling and refurbishing of existing restaurants. The Company's primary sources of working capital are cash flows from operations and borrowings under a credit agreement which provides a $20 million revolving credit facility with interest at the bank's base rate (or LIBOR plus a maximum 2.0%). The agreement includes certain financial and other covenants and matures in June 2000. Net cash flows from operating, investing and financing activities are used primarily to reduce or increase those borrowings. At December 28, 1998, the Company had approximately $3.5 million in outstanding borrowings under the revolving credit facility. The Company expects borrowings to increase during 1999 depending on the timing of working capital and capital expenditure needs.

  In October 1998, the Company completed the sale of the Solana Beach Baking Company, generating net cash proceeds of approximately $388,000. In November 1998 the Company sold an investment which generated net cash proceeds of approximately $1,080,000.

  Cash flows from operations, plus availability under the $20 million revolving credit facility, will, in the opinion of management, be sufficient to fund working capital and capital expenditure commitments. The Company currently projects 1999 total capital expenditures to be $11.5 million. However, this amount may vary depending on the timing of remodel activities. In order to fully implement the remodeling and revitalization program, the Company may require alternative sources of long-term financing. However, no assurance can be given that such financing will be available or that it will be available on terms satisfactory to the Company.

EFFECT OF INFLATION

Management does not believe inflation has had a significant effect on the Company's operations during the past several years. Management believes the Company generally has been able to increase menu prices or make other adjustments to substantially offset increases in its operating costs resulting from inflation, but there can be no assurance that it will be able to do so in the future. Although management does not anticipate that inflation will have a material effect on income from restaurant operations in 1999, future increases in labor, food or other operating costs could adversely affect the Company's operating results.


SEASONALITY & OTHER INFORMATION

Historically, the Company's business is seasonal in nature, with revenues and net income in the fourth quarter generally lower than the rest of the year.

  In 1996, the Company switched from a calendar-based fiscal year to a 52/53-week fiscal year. This reporting method is used by many companies in the restaurant and retail industries and is meant to improve future year-to-year comparisons of operating results. The new fiscal year consists of four equal 13-week quarterly periods ending on the Monday nearest to the calendar quarter end. This change did not have a material effect on reported results for the fiscal year ended December 30, 1996. However, the first fiscal quarters of 1997 and 1998 benefited from the inclusion of December 31, which historically is the highest sales day for the Chart House restaurants. The first quarter of 1999 will also include sales for December 31.

  In May 1998, the Chart House restaurant in Weehawken, New Jersey, which the Company operated under a management agreement with the owner of the property, was completely destroyed by fire. The Company is covered by a business interruption insurance policy. Coverage includes lost profits for twelve months. Taking into account the business interruption insurance proceeds, this event has not had an impact on the operating results. However, management believes that it will take more than twelve months to rebuild and reopen the restaurant and comparable financial results will be negatively affected beginning in June 1999. A new lease has been signed with the owner of the property and construction of a new restaurant is to begin in 1999. Although management believes the restaurant will be completed and reopened prior to the end of fiscal year 1999, no assurances can be made as to the timing or completion of the construction activities.

  In addition to the aforementioned financial impacts, as part of the restructuring efforts announced in 1997, there has been a significant turnover in management during 1998. Four of the seven officers currently in place with the Company were hired during 1998 to lead the Chart House revitalization.


YEAR 2000

Many software applications and operational programs written in the past were not designed to recognize calendar dates beginning in the year 2000. The failure of such applications or systems to properly recognize the dates beginning in the year 2000 could result in miscalculations or system failures that may result in an adverse effect on the Company's operations. The Company has instituted a Year 2000 project in an attempt to prevent these occurrences. As of December 28, 1998, the Company was approximately 30% complete in achieving compliance with the project's requirements. The Company has completed Awareness and Assessment and has partially completed the Replacement, Testing, and Implementation phases of this project. The Company expects these phases to be substantially complete by the third quarter of 1999.

  The operation of Chart House restaurants does not rely heavily on information technology. The most direct operational issue the Company faces with its information technology is the point-of-sale system at each of the restaurants. The replacement of the point-of-sale system is one part of a significant operational and financial systems overhaul expected to be completed by the second quarter of 1999. The overhaul was scheduled and represents the most cost-effective way of enhancing reporting capabilities; the Company has received assurances from the manufacturers that the replacement technology will be Year 2000 compliant. The Company expects to fund the overhaul with operating cash flows and availability under its revolving credit facility. Since the overhaul was contemplated prior to the institution of a Year 2000 project, the Company does not believe that it will incur significant incremental expense with respect to Year 2000 compliance. The Company does not believe that it faces any significant operational issues with embedded technology or non-IT systems.

  The Company's potential third party risk is primarily with its food distributors. Preliminary evaluations, including review of disclosures in third party SEC filings, indicate that such distributors are addressing the issue on a timely basis and do not expect significant operational difficulties as a result thereof. In identifying a "worst case scenario," the Company believes that a failure of the project will only affect internal reporting capabilities. As a result, if the worst case scenario should occur, the Company's restaurants should be able to function with no anticipated interruption. Under this scenario, the Company's contingency plan consists of administrative personnel analyzing source data information, if necessary, to continue daily operations support for the Company.

  Due to the general uncertainty inherent in the Year 2000 issue as well as the uncertainty of third party suppliers and distributors becoming Year 2000 compliant, the Company is unable at this time to determine if consequences of Year 2000 failures, both internal and external, will have a material impact on the Company's results of operations, liquidity and financial condition. The Company believes that its Year 2000 compliance efforts should reduce the likelihood of a material and adverse impact to normal operations.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this report may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include financial projections, estimates and statements regarding plans, objectives and expectations of the Company and its management. Examples of certain forward-looking statements are the Company's estimates of the cost, timing and effect of its Year 2000 compliance efforts, the anticipated effect of menu changes and restructuring activities, and the Company's intentions to dispose of assets, remodel assets, or acquire assets. Although the Company believes that the expectations reflected in all such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.


SELECTED FINANCIAL DATA
(In Thousands, except per share data)

                                                    1998       1997        1996        1995         1994
-----------------------------------------------------------------------------------------------------------
Revenues                                       $145,188    $151,202    $160,551    $179,155     $174,940
Depreciation & Amortization                       6,601       8,964       9,743      10,697        9,872
Restructuring & Other Charges (1)                    --      43,374       7,833       4,853           --
Interest Expense                                    790       3,292       4,903       4,996        4,718
Interest Income                                     (14)     (1,827)     (1,240)       (185)        (191)
Other Income-Gain on Sale Of Subsidiary (2)          --          --          --      (1,855)          --
Income/(Loss) Before Income Taxes                   571     (40,757)     (8,216)      2,422        6,598
Net Income/(Loss)                                   571     (31,118)     (5,423)      2,663        4,286
Net Income/(Loss) Per Common Share
 Basic And Diluted (3)                              .05       (2.91)       (.66)        .32          .52
Weighted Average Shares Outstanding (3)          11,745      10,688       8,254       8,277        8,292

Balance Sheet Data (End of Period):
Total Assets                                   $ 88,010    $ 88,245    $148,925    $153,446     $156,709
Current Portion of Long-Term Indebtedness           724         816       6,772       3,401          646
Long-Term Indebtedness                            8,470       5,746      50,499      51,694       61,982
Stockholders' Equity                             59,754      59,005      71,308      76,652       73,958
-----------------------------------------------------------------------------------------------------------

(1) Restructuring and Other Charges in 1997, 1996 and 1995 include asset write-downs, severance and other charges.

(2) Other Income in 1995 represents the gain recorded on the sale of the Company's wholly owned subsidiary, Paradise Bakery, Inc.

(3) Effective December 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). The adoption of the standard had no material impact for any of the years presented above. For all years presented, basic and diluted earnings per share are the same.

CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)


Assets                                                                                  12/28/1998       12/29/1997
-----------------------------------------------------------------------------------------------------------------------
Current Assets:
 Cash and Equivalents                                                                    $       266     $       205
 Accounts Receivable                                                                           3,093           3,249
 Refundable Income Taxes                                                                          --             537
 Inventories                                                                                   2,288           2,624
 Prepaid Expenses and Other Current Assets                                                       306             429
 Current Portion of Deferred Tax Asset                                                           685           1,780
-----------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                           6,638           8,824
-----------------------------------------------------------------------------------------------------------------------

Property and Equipment, at Cost:
 Land                                                                                          6,258           6,582
 Buildings                                                                                    18,844          19,145
 Equipment                                                                                    31,400          29,236
 Leasehold Interests & Improvements                                                           50,532          46,541
 Construction in Progress                                                                      2,063             924
-----------------------------------------------------------------------------------------------------------------------
                                                                                             109,097         102,428
Less: Accumulated Depreciation and Amortization                                               44,659          40,726
-----------------------------------------------------------------------------------------------------------------------
 Net Property & Equipment                                                                     64,438          61,702
-----------------------------------------------------------------------------------------------------------------------
Leased Property under Capital Leases, Less Accumulated
 Amortization of $6,376 in 1998 and $5,479 in 1997                                             4,128           5,026
-----------------------------------------------------------------------------------------------------------------------
Non-current Portion of Deferred Tax Asset                                                      4,679           3,895
Other Assets and Goodwill, Net                                                                 8,127           8,798
-----------------------------------------------------------------------------------------------------------------------
                                                                                         $    88,010         $88,245
                                                                                       =============     ==============


Liabilities and Stockholders' Equity                                                    12/28/1998       12/29/1997
-----------------------------------------------------------------------------------------------------------------------
Current Liabilities:
 Current Portion of Obligations under Capital Leases                                    $       724      $      816
 Accounts Payable                                                                             4,772           4,955
 Accrued Liabilities                                                                         14,290          17,723
-----------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                    19,786          23,494
-----------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                3,450              --
-----------------------------------------------------------------------------------------------------------------------
Long-Term Obligations under Capital Leases                                                    5,020           5,746
-----------------------------------------------------------------------------------------------------------------------

Stockholders' Equity:
Preferred Stock, $1.00 par value, authorized 10,000,000 shares; none outstanding                 --              --
Common Stock, $.01 par value, authorized 30,000,000 shares; 11,762,561 shares
 outstanding in 1998 and 11,727,409 in 1997                                                     118             117
Additional Paid-In Capital                                                                   61,103          60,926
Accumulated Deficit                                                                          (1,467)         (2,038)
-----------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                                   59,754          59,005
-----------------------------------------------------------------------------------------------------------------------
                                                                                        $    88,010     $    88,245
                                                                                       =============     ==============

The accompanying notes are an integral part of these consolidated balance sheets.

CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Data)

                                                                                               Fiscal Years Ended
                                                                                    12/28/1998    12/29/1997      12/30/1996
------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                           $   145,188   $   151,202     $   160,551
------------------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
 Cost of Sales                                                                          47,388        46,932          49,202
 Restaurant Labor                                                                       42,078        42,056          45,648
 Other Operating Costs                                                                  34,955        36,289          38,767
 Selling, General and Administrative Expenses                                           14,353        12,879          13,911
 Depreciation and Amortization                                                           6,601         8,964           9,743
 Write-Down of Assets and Restructuring and Unusual Charges                                 --        43,374           7,833
 Gains on Sales of Assets                                                               (1,534)           --              --
 Interest Expense                                                                          790         3,292           4,903
 Interest Income                                                                           (14)       (1,827)         (1,240)
------------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                                               144,617       191,959         168,767
------------------------------------------------------------------------------------------------------------------------------

Income/(Loss) Before Income Taxes                                                          571       (40,757)         (8,216)
Benefit for Income Taxes                                                                    --        (9,639)         (2,793)
------------------------------------------------------------------------------------------------------------------------------
Net Income/(Loss)                                                                  $       571   $   (31,118)    $    (5,423)
------------------------------------------------------------------------------------------------------------------------------
Net Income/(Loss) Per Common Share  Basic and Diluted                              $      0.05   $     (2.91)    $      (.66)
------------------------------------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding                                                     11,745        10,688           8,254
                                                                                    ==========    ==========      ==========


The accompanying notes are an integral part of these consolidated statements.


CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In Thousands)

                                                          COMMON  COMMON   ADDITIONAL      RETAINED           TOTAL
                                                           STOCK   STOCK      PAID-IN      EARNINGS   STOCKHOLDERS'
                                                          SHARES  AMOUNT      CAPITAL      (DEFICIT)         EQUITY
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                 8,216    $ 82    $  42,067     $  34,503       $  76,652
Exercise of Stock Options                                     46       1           78            --              79
Net Loss                                                      --      --           --        (5,423)         (5,423)
--------------------------------------------------------------------------------------------------------------------
Balance, December 30, 1996                                 8,262      83       42,145        29,080          71,308
Issuance of New Shares                                     3,400      34       18,407            --          18,441
Exercise of Stock Options                                     57      --          324            --             324
Non-Employee Director Compensation                             8      --           50            --              50
Net Loss                                                      --      --           --       (31,118)        (31,118)
--------------------------------------------------------------------------------------------------------------------
Balance, December 29, 1997                                11,727     117       60,926        (2,038)         59,005
Exercise of Stock Options                                     26       1          155            --             156
Non-Employee Director Compensation                            10      --           22            --              22
Net Income                                                    --      --           --           571             571
--------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1998                                11,763    $118    $  61,103     $  (1,467)      $  59,754
                                                         =======  ======    =========     =========       =========

The accompanying notes are an integral part of these consolidated statements.

CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

                                                                                   Fiscal Years Ended
                                                                         12/28/1998    12/29/1997    12/30/1996
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net Income (Loss)                                                      $       571   $   (31,118)  $    (5,423)
 Adjustments to Reconcile Net Income (Loss) to Cash Flows
 Provided by Operating Activities
  Depreciation and Amortization                                               6,601         8,964         9,743
  Deferred Income Taxes                                                          --        (9,252)         (941)
  Common Stock Issued in Lieu of Compensation                                    22            50            --
  (Gain) Loss on Retirement and Write-Down of Assets                         (1,534)       38,113         6,999
  Change in Net Current Liabilities                                          (2,153)        9,837        (2,529)
-------------------------------------------------------------------------------------------------------------------
  Cash Provided by Operating Activities                                       3,507        16,594         7,849
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
 Expenditures for Property and Equipment                                    (10,225)       (5,926)      (11,481)
 (Increases) Reductions in Other Assets and Goodwill                            (67)          510           865
 Net Proceeds from Disposition of Assets                                      4,058         3,968         1,596
 Payments Received on Notes Receivable                                           --        17,070           659
-------------------------------------------------------------------------------------------------------------------
  Cash Provided by (Used in) Investing Activities                            (6,234)       15,622        (8,361)
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
 Principal Payments on Long-Term Obligations under Capital Leases              (818)         (780)         (534)
 Net Borrowings (Payments) under Revolving Credit Agreement                   3,450       (19,200)        3,926
 Payments of Long-Term Debt                                                      --       (31,000)       (3,000)
 Proceeds from Issuance of Common Stock                                         156        18,765            79
-------------------------------------------------------------------------------------------------------------------
  Cash Provided by (Used in) Financing Activities                             2,788       (32,215)          471
-------------------------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash                                                      61             1           (41)
Cash, Beginning of Year                                                         205           204           245
-------------------------------------------------------------------------------------------------------------------
Cash, End of Year                                                       $       266   $       205   $       204
===================================================================================================================

The Change in Net Current Liabilities is Comprised of the Following:
 Decrease (Increase) in Accounts Receivable                             $       156   $     1,558   $      (263)
 Decrease (Increase) in Refundable Income Taxes                                 537         1,315        (1,852)
 Decrease in Inventories                                                        336           602            53
 Decrease in Prepaid Expenses and Other Current Assets                          123           453           280
 Increase (Decrease) in Accounts Payable                                       (183)        1,652          (937)
 Increase (Decrease) in Accrued Liabilities                                  (3,122)        4,257           190
-------------------------------------------------------------------------------------------------------------------
  Change in Net Current Liabilities                                     $    (2,153)  $     9,837   $    (2,529)
===================================================================================================================

Supplemental Cash Flow Disclosure:
 Cash Paid During the Year For:
 Interest (Net of Amount Capitalized)                                   $       735   $     4,044   $     5,037
 Income Taxes (Net of Refunds)                                          $      (205)  $    (2,269)  $       786
 Non-Cash Investing and Financing Activities:
  Notes Received from Sale of 75% of Islands Operations                          --            --   $    23,000
  Capitalized Lease Obligations Incurred for Property                            --   $       271   $     2,532
  Additions and Acquisitions
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 28, 1998

[1] Nature of Operations and Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Chart House Enterprises, Inc. and its subsidiaries, all of which are wholly owned (hereinafter referred to as the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

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

  Certain prior year balances have been reclassified to conform to the 1998 presentation.

NATURE OF OPERATIONS

The Company is engaged primarily in the restaurant business. At December 28, 1998, the Company operated 57 Chart House restaurants and one Peohe's restaurant. The Company operates restaurants in 21 states and the U.S. Virgin Islands, with a concentration of operations on the east and west coasts.

  The Weehawken, New Jersey restaurant is closed due to a fire in May 1998. Construction of a new restaurant in Weehawken is scheduled to begin in 1999. Management anticipates reopening the restaurant in the fourth quarter of 1999.

  The Company previously operated the Solana Beach Baking Company, a wholesale bakery, through October 1998. The Company sold this operation in October 1998. Revenues were $5.2 million and $5.8 million in 1998 and 1997, respectively.

INVENTORIES

Inventories are priced at the lower of cost (first-in, first-out) or market, and consist of the following (in thousands)

                                               12/28/98   12/29/97
-------------------------------------------------------------------
Food and Non-Alcoholic Beverages              $     917  $   1,227
Alcoholic Beverages                               1,197      1,264
Operating Supplies                                  174        133
-------------------------------------------------------------------
                                              $   2,288  $   2,624
                                              =========  =========

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

OTHER ASSETS AND GOODWILL

Other assets and goodwill include costs of liquor licenses of $397,000 and $931,000 at December 28, 1998 and December 29, 1997, respectively. In accordance with the guidelines of Financial Accounting Standards Board Statement No. 121,"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS No. 121") the historical costs of liquor licenses acquired have been written down to a net realizable value. The carrying values of liquor licenses are not being amortized. A substantial number of licenses are transferable and were issued in California, which has a very restricted market for new licenses. For this reason, management believes the licenses, which have indefinite legal lives, will retain their value. The Company evaluates liquor licenses for impairment on an ongoing basis.

  Goodwill was $7,539,000 and $7,819,000 at December 28, 1998 and December 29, 1997, respectively, net accumulated amortization of $3,641,000 and $3,361,000, respectively. The goodwill is being amortized using the straight-line method over 40 years. The Company evaluates goodwill for impairment on an ongoing basis (see Note 2).

LONG-LIVED ASSETS

On a regular basis, the Company evaluates and assesses its assets and properties for impairment under the guidelines of SFAS No. 121, and makes appropriate adjustments when an asset is deemed to be impaired (see Note 2). In performing this analysis, the Company generally groups assets by individual location or restaurant property. Future estimated cash flows to be generated as a result of operating the particular restaurant, generally over specified lease terms or useful lives, are compared against the carrying value of the related assets.

FEES AND ROYALTIES

The Company previously operated a Chart House restaurant in Weehawken, New Jersey under a management agreement with the owner of the property that provided the Company with a management fee of 7% of sales of the restaurant. In May 1998, the restaurant was completely destroyed by a fire. The Company is covered by a business interruption insurance policy. Therefore, this has not had an impact on 1998 operating results. Proceeds received in 1998 for business interruption insurance were approximately $388,000. Management fees related to this operation were $586,000 in 1998, $557,000 in 1997, and $502,000 in 1996.

INTEREST COSTS

Interest costs incurred during the construction period for new restaurants are capitalized. Property additions for the Company include capitalized interest of $76,000 for fiscal year 1996.

ADVERTISING

The Company records advertising expense as incurred. Advertising expense was $147,000, $669,000, and $785,000 in fiscal years 1998, 1997, and 1996, respectively.

NET INCOME (LOSS) PER COMMON SHARE

Earnings per share calculations are based on the weighted average number of common shares and common stock equivalents (stock options) outstanding during the period. Common stock equivalents are anti-dilutive, by definition, in periods reporting losses and therefore excluded from the weighted average number of shares calculation. Anti-dilutive securities are excluded from calculations of any income per share. Diluted earnings per share equals basic earnings per share for all periods presented. The incremental effect of dilutive securities on weighted average shares outstanding used to compute diluted earnings per share was not material at December 28, 1998 or December 29, 1997.


[2] Restructuring & Special Charges

During 1996 and 1997 the Company incurred significant restructuring charges in connection with the Company's strategy to, among other things, revitalize its core Chart House restaurants, dispose of non-core assets and selected under-performing Chart House restaurants, and reorganize senior management. There were no restructuring charges in 1998.

  In 1997, the charges of $43.4 million, as presented in the accompanying consolidated statement of operations, included:


  Write-down of assets to be disposed of  $21.2 million
  Write-down of assets to be used in
  continuing operations                   $16.8 million
  Severance and other relocation costs    $ 5.4 million

  In 1996, the charges of $7.8 million, as presented in the accompanying consolidated statement of operations, included:

  Write-down of assets to be disposed of  $ 6.4 million
  Severance and other special
  compensation costs                      $ 1.4 million

  All six of the restaurants and properties written down in 1995 and 1996 have been disposed of through December 28, 1998. Of the five restaurants identified for disposal as part of the 1997 restructuring actions, three have been disposed of and two remain open at December 28, 1998. The Solana Beach Baking Company, wholly owned by the Company and held for disposal at December 29, 1997, was sold in October 1998.

  Management is uncertain as to the timing of or ability to dispose of the two restaurants identified for disposal as part of the 1997 restructuring actions. In accordance with criteria for determining assets held for disposal under SFAS No. 121, the Company no longer defines these restaurant assets as "held for disposal."

  Included in property and equipment in the accompanying balance sheets are restaurant assets held for disposal of approximately $2.4 million at December 29, 1997 and $696,000 at December 30, 1996. The amount of write-down and resulting carrying value of the respective assets, and other assets held for disposal, at December 29, 1997 and December 30, 1996 include management's best estimates of the amounts to be realized on the disposition of the assets.

  In 1998, amounts paid and charged against the liability for severance and other special costs totaled $3,568,000. At December 28, 1998 and December 29, 1997, the balance of the liability (included in accrued liabilities) was $519,000 and $4,087,000, respectively. The Company anticipates that the remaining liability will be exhausted during 1999.

[3] Acquisitions and Dispositions

In May 1996, the Company completed the sale of a 75% interest in its Islands restaurants operations to two affiliated partnerships of Islands Restaurants, L.P., the owner/ licensor of the Islands concept, for a total sale price of $23 million in secured notes ($20 million from Islands CA/AZ Holdings, L.P., and $3 million from Islands Florida LP), with interest at 9% annually. The Company had a 25% interest as a limited partner in each of the partnerships, which entitled it to periodic distributions based on available cash flows, as provided in the partnership agreements.

  In November 1996, one of the partnerships, Islands Florida LP, consummated the sale of six Islands restaurant properties to an unrelated third party. In connection with this transaction, the Company recorded a special charge of $4.2 million to write down to net realizable value its note receivable from, and investment in, Islands Florida LP.

  In July 1997, the Company's Board of Directors decided to dispose of the remaining investment in Islands. In December 1997, the Company and Islands CA/AZ Holdings, L.P. completed a restructuring of the Company's note receivable from the partnership and purchase of the Company's 25% limited partner interest, generating net cash proceeds to the Company of approximately $17.1 million. In connection with the transaction, the Company agreed to guarantee through January 2004 an amount of $4.0 million of note obligations to the Islands partnership's new lender. The accompanying consolidated statement of operations for the year ended December 29, 1997 includes approximately $5.7 million of charges related to this transaction (see Note 2).

  In October 1998, the Company sold all of the assets of the Solana Beach Baking Company to an unrelated third party. The total sale price was $865,000 and was received in cash. The Company recognized a net gain on the sale of $388,000, which is included in the accompanying consolidated statement of operations.

  In November 1998, the Company sold an investment in capital stock of a non-public company to an unrelated third party. The total sale price was $1,349,000 and was received in cash. The Company recognized a net gain on the sale of $1,080,000, which is included in the accompanying consolidated statement of operations.

[4] Notes Receivable

At December 29, 1997, the Company held $446,000 in notes receivable from the buyer of Paradise Bakery, Inc. The amount is included in other assets and goodwill in the accompanying consolidated balance sheet net of a reserve of $446,000 at December 29, 1997.


[5] Income Taxes

The benefit for income taxes consists of the following components (in thousands):                   Fiscal Years Ended
                                                                                            1998           1997            1996
---------------------------------------------------------------------------------------------------------------------------------
Current                                                                                  $(2,762)     $    (537)      $  (1,852)
Deferred                                                                                   2,762         (9,102)           (941)
---------------------------------------------------------------------------------------------------------------------------------
Benefit for Income Taxes                                                                 $    --      $  (9,639)      $  (2,793)
                                                                                         =======      =========       =========

The components of deferred income tax asset are as follows (in thousands):                             12/28/98        12/29/97
---------------------------------------------------------------------------------------------------------------------------------
Excess of Tax Depreciation Over Book Depreciation                                                     $   6,653       $   6,696
Compensation and Other Benefits Not Deducted Until Paid                                                    (383)         (1,564)
State Income Taxes                                                                                           34              50
Excess of Book Expense over Tax Expense Related to Restructuring Charges                                 (1,572)         (2,785)
Excess of Book Expense over Tax Expense Related to Fixed Asset Write-Downs                               (7,922)         (9,737)
Excess of Book Expense over Tax Expense Related to Capitalized Leases                                      (426)           (398)
Deferred Tax Credits, including Targeted Jobs and FICA Credit Carry Forwards                             (2,225)           (718)
Net Operating Loss                                                                                       (2,753)             --
Other Deferred Costs                                                                                       (715)           (598)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (9,309)         (9,054)
Deferred Tax Benefit Valuation Allowance                                                                  3,945           3,379
---------------------------------------------------------------------------------------------------------------------------------
Deferred Income Tax Asset                                                                             $  (5,364)      $  (5,675)

     The benefit for income taxes reconciles to the amounts computed by applying the
     Federal statutory rate to income before tax as follows (in thousands):                            FISCAL YEARS ENDED
                                                                                              1998             1997            1996
------------------------------------------------------------------------------------------------------------------------------------
     Statutory Federal Income Tax Provision (Benefit)                                     $    194     $    (13,858)   $     (2,793)

     Amortization of Goodwill                                                                   95            1,536             103
     State Income Taxes, Net of Federal Benefit                                                113             (716)           (156)

     Deferred Tax Benefits Valuation Allowance                                                 566            3,379              --
     FICA Tax Credit, net                                                                     (995)              --              --
     Other (Meals and Entertainment)                                                            27               20              53
     -------------------------------------------------------------------------------------------------------------------------------
     Benefit for Income Taxes                                                             $     --     $     (9,639)   $     (2,793)
                                                                                          =========    =============   =============

(6)  LONG-TERM DEBT

     Long-term debt of the Company is as follows (in thousands):
     Notes payable to banks under                            12/28/98   12/29/97
     Revolving Credit Agreement,                            $   3,450  $      --
     interest payable quarterly at                          =========  =========
     the bank's base rate (7.75% at
     December 28, 1998)

        In December 1998, the Company amended its credit facility with its banks. The amendment provides for a commitment of $20.0 million at one bank with interest at the bank's base rate or LIBOR plus a maximum 2.0%. The Company is required to pay a facility fee of .25% per annum on the total commitment. The Company must also maintain certain specified financial ratios among other restrictions. All of the Company's assets are pledged as security to the banks in accordance with the terms of the agreement. The carrying value of long-term debt as of December 28, 1998 approximates fair value.

(7)  LEASES

     The Company is committed under long-term lease agreements primarily involving land and restaurant buildings, improvements and equipment which expire on various dates through 2031. Also, a substantial number of leases contain renewal options ranging from five to fifty years. Certain of the leases require the payment of an additional amount by which a percentage of annual sales exceeds annual minimum rentals. The total amount of such contingent rentals for the fiscal years 1998, 1997 and 1996 amounted to $2,147,000, $2,251,000 and $2,254,000, respectively.

     CAPITAL LEASES

     At December 28, 1998, minimum lease payments under long-term capital leases were as follows (in thousands):

     FISCAL YEARS ENDED
     1999                                             1,230
     2000                                             1,161
     2001                                             1,220
     2002                                               584
     2003                                               520
     Thereafter                                       5,405
     ------------------------------------------------------
     Total Minimum Lease Payments                    10,120
     Less: Amount Representing Interest               4,376
     ------------------------------------------------------
     Total Obligations under Capital Leases           5,744
     Less: Current Portion                              724
     ------------------------------------------------------
     Long-Term Obligations under Capital Leases,
     with an Average Interest Rate of 9%            $ 5,020
                                                    =======

     Amortization of leased property under capital leases and interest expense on the outstanding obligations under such leases were as follows (in thousands):

     FISCAL YEARS ENDED    1998     1997      1996
     Amortization          $ 898   $ 917     $ 630
     Interest Expense      $ 572   $ 623     $ 572
                           =====   =====     =====

     OPERATING LEASES

     The Company is committed under long-term operating leases (primarily for restaurant land) to make minimum rental payments as follows (in thousands):

     FISCAL YEARS ENDED
     1999                   $ 3,705
     2000                     3,665
     2001                     3,442
     2002                     3,109
     2003                     2,697
     Thereafter              17,166
     ------------------------------
                            $33,784
                            =======

     Minimum rental expense for all operating leases, excluding contingent rent, for the fiscal years 1998, 1997 and 1996 was $3,468,000, $4,140,000 and
     $4,571,000, respectively.

(8)  EMPLOYEE BENEFIT PLANS

     The Company's 401(k) Plan allows qualified employees to contribute through payroll deductions from 1% to 10% of gross pay. The Company makes basic matching contributions to the plan equal to 25% of the first 5% of the employee's contribution, not to exceed $1,250 per employee per year. In addition, the Company will make a supplemental 25% matching contribution on the first 5% of the employees contribution, not to exceed $1,250 per employee, per year, on a quarterly basis if targeted financial results are achieved. Company matching contributions and administrative costs associated with the plan were $454,000, $325,000 and $295,000 for the fiscal years 1998, 1997 and 1996, respectively.

        The Company's Executive Benefit and Wealth Accumulation Plan allows qualified key executives to defer compensation of at least $5,000 per year and to obtain supplemental survivor and disability benefits.

(9)  STOCK OPTION PLANS

     In July 1989, the Board of Directors adopted, and the stockholders of the Company approved, the 1989 Non-Qualified Stock Option Plan (the "1989 Plan"), which authorized the grant of non-qualified stock options to purchase up to 250,000 shares of the Company's common stock. Under the 1989 Plan, options to purchase 250,000 shares were granted in 1989 to certain senior management and other employees at a fair market value exercise price of $13.50 per share. The options vested at a rate of 25% per year over four years and expire ten years from the date of grant. In December 1991, the Board of Directors approved an exchange program giving option holders under the 1989 Plan an opportunity to surrender their existing options in exchange for the reissuance of a new option with an exercise price of $8.50 that covers one-half the number of shares covered by the existing option. The exchange also required the four-year vesting schedule to start over. Options covering a total of 7,250 shares were reissued in connection with this program. In September 1995, the Board of Directors approved an additional exchange program giving all option holders, excluding executive officers, the opportunity to surrender their existing $13.50 options and $8.50 options for the reissuance of new options with an exercise price of $6.25 that cover one-half the number of shares covered by the existing $13.50 options and four-fifths the number of shares covered by the existing $8.50 options. The exchange required a new two-year vesting period to start. In 1998, the Board of Directors approved an adjustment disallowing future grants under the 1989 Plan.

        In February 1992, the Board of Directors adopted, and stockholders later approved, the 1992 Stock Option Plan (the "1992 Plan"), which authorized the grant of options to purchase up to 310,000 shares of the Company's common stock. The options under the 1992 Plan were awarded as non-qualified stock options at an exercise price equal to the fair market value of the common stock at the date of grant. Through September 1995, management and other employees were granted stock options to purchase an aggregate of 377,000 shares of common stock (which included option grants for shares totaling 70,500 related to previously granted and forfeited options). The options vest at a rate of 20% per year over five years, and expire ten years from the date of grant. In 1998, the Board of Directors approved an adjustment disallowing future grants under the 1992 Plan.

        In May 1996, the Board of Directors adopted, and the stockholders of the Company approved, the 1996 Stock Option Plan (the "1996 Plan"), which authorized the grant of non-qualified stock options to employees to purchase up to 1,000,000 shares of the Company's common stock. Options were granted in 1996, 1997, and 1998 to employees at exercise prices ranging from $4.25 to $8.63 per share, the fair market value at the date of grant. The options granted generally vest at a rate of 20% per year over five years, and expire ten years from the date of grant. There are 384,090 options available for future grant under the 1996 Plan as of December 28, 1998.

        In May 1998, options to purchase a total of 10,000 shares of common stock were granted to directors following the Company's annual meeting of shareholders under the 1996 Nonemployee Director Stock Compensation Plan (see Note 10). There were 12,500 options granted in 1997 and no options granted in 1996.

        In addition to options granted under the plans described above, an option to purchase 20,000 shares of common stock was granted to an officer in April 1988 at a price of $2.31 per share. The option vested over a five-year period and would have expired ten years from the date of grant. In August 1997, this officer exercised the remaining 10,000 shares outstanding and exercisable. An option to purchase 100,000 shares was granted in May 1997 to a director of the Company at an exercise price of $6.75 per share, the fair market value at date of grant. This option grant, which is not covered under the Company's option plans, was subsequently approved at the annual stockholders' meeting in May 1998, and expires ten years from date of grant. An option to purchase 160,000 shares of common stock was granted to an officer in March 1998 at a price of $7.00, the fair market value on the date of grant. This option grant, which is not covered under the Company's option plans, was subsequently approved at the annual stockholders' meeting in May 1998, and expires ten years from date of grant.

        There have been no charges to operations with respect to options granted in the 1998, 1997 and 1996 fiscal years.

The following table summarizes stock option transactions for the fiscal years 1996, 1997 and 1998:

                                                                                                                     WEIGHTED
                                                                                                                      AVERAGE
                                         ISO PLAN/                                                      TOTAL    OPTION PRICE
                                             OTHER        1989 PLAN     1992 PLAN    1996 PLAN         SHARES      PER SHARES
----------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1995              56,390          137,300       287,500           --        481,190           $9.43
   Granted                                      --               --            --      434,000        434,000           $6.40
   Exercised                               (46,390)              --            --           --        (46,390)          $1.70
   Forfeited                                    --          (34,250)      (91,500)    (110,500)      (236,250)          $8.00
----------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 30, 1996              10,000          103,050       196,000      323,500        632,550           $7.84
   Granted                                 512,500               --            --      451,500        964,000           $7.52
   Exercised                               (10,000)          (1,250)      (32,000)     (13,800)       (57,050)          $5.68
   Forfeited                              (400,000)         (64,800)      (89,400)    (355,100)      (909,300)          $7.90
----------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 29, 1997             112,500           37,000        74,600      406,100        630,200           $7.46
   Granted                                 170,000               --            --      491,000        661,000           $6.80
   Exercised                                    --           (3,500)      (19,900)      (1,630)       (25,030)          $6.21
   Forfeited                                    --          (18,050)      (29,200)    (294,990)      (342,240)          $7.81
----------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 28, 1998             282,500           15,450        25,500      600,480        923,930           $6.83
Exercisable at December 28, 1998           106,250           15,450        20,000       40,510        182,210           $7.03
----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information concerning outstanding and exercisable stock options as of December 28, 1998:

                                                                                                                 WEIGHTED
RANGE OF                                     SHARES COVERED BY OPTIONS        WEIGHTED AVERAGE PRICE              AVERAGE
EXERCISE PRICES                           OUTSTANDING       EXERCISABLE    OUTSTANDING      EXERCISABLE    REMAINING LIFE
-------------------------------------------------------------------------------------------------------------------------
$4.25-$5.88                                  203,910             15,860        $  5.36           $ 5.58              9.26
$6.25-$8.63                                  707,020            155,550        $  7.15           $ 6.78              8.86
$12.25-$12.88                                 13,000             10,800        $ 12.78           $12.76              4.83
-------------------------------------------------------------------------------------------------------------------------
Total                                        923,930            182,210        $  6.83           $ 7.03              8.89
                                            ========           ========        =======           ======            ======

     The Company applies Accounting Principles Board Opinion No. 25 ("Accounting for Stock Issued to Employees"), and related interpretations in accounting for its employee stock option plans and, accordingly, does not recognize compensation expense. Had the Company elected to recognize compensation expense based on the fair value at the grant date for options granted under the plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, ("Accounting for Stock-Based Compensation"), the Company's net income (loss) and per share amounts would reflect the following pro forma amounts (in thousands):

                                  1998        1997        1996
Net Income (Loss)
 As Reported                    $  571    $(31,118)    $(5,423)
 Pro Forma                         209     (31,406)     (5,570)

Net Income (Loss) Per
    Common Share:
 As Reported                       .05       (2.91)       (.66)
 Pro Forma                         .02       (2.94)       (.67)

Weighted average fair           $ 2.93    $   3.36     $  2.82
value of options granted

Expected stock price                47%         46%         46%
    volatility
Risk-free interest rates           4.8%        5.8%        6.7%
Expected lives                     4.0 years   4.9 years   4.3 years
Dividend yield                     0.0%        0.0%        0.0%

     The Company has options outstanding from the 1989 and 1992 Plans that have not been included in the above pro forma amounts. Therefore, these amounts may not be representative of the impact on net income and earnings per share in future years.

[10] STOCKHOLDERS' EQUITY

The Company's preferred stock may be issued in one or more series and the Board of Directors may fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of each class or series so authorized.

     In May 1996, the Board of Directors' adopted, and stockholders of the Company approved, the 1996 Non-employee Director Stock Compensation Plan. The plan provides the right for each nonemployee director, at his or her election, to receive the Company's common stock and stock options in lieu of receipt of compensation in the form of cash and the automatic grant to each participating director of an option to purchase 2,500 shares of common stock as of the date of each annual meeting of shareholders. There are a total of 50,000 shares reserved for issuance under the plan. A total of 10,122 and 7,846 shares of common stock were issued to directors under this plan in 1998 and 1997, respectively. No shares were issued in the 1996 fiscal year.

     In March 1997, the Company agreed to sell 3,400,000 newly-issued shares of common stock in a private placement to an investment company at $5.75 per share for a total sale price of $19.5 million. The initial sale of 1,641,750 shares for $9.4 million was completed in March 1997. The additional 1,758,250 shares were sold for $10.1 million following shareholder approval at the annual meeting held in May 1997. Transaction costs applied against the proceeds were approximately $1.1 million. The Company used the net proceeds from the transaction to repay $12.0 million of scheduled principal installments under two senior secured notes, with the remainder of the net proceeds from the sale applied to reduce outstanding borrowings under the bank credit agreement.

[11] SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Accrued liabilities consist of the following (in thousands):

                                             12/28/98        12/29/97
---------------------------------------------------------------------
Rent                                         $    690        $    681
Sales Tax                                         684             767
Payroll and Payroll Taxes                       1,405           1,652
Insurance                                       1,502           2,017
Interest                                           38              89
Unredeemed Gift Certificates                    3,343           3,232
Severance and Termination Benefits                519           4,087
Aloha Club                                        923             954
Compensated Absences                              743             683
Taxes & Licenses                                  395             245
Claims                                            367              --
Bank Drafts Outstanding                         2,193             363
Other                                           1,488           2,953
---------------------------------------------------------------------
                                             $ 14,290        $ 17,723
                                             ========        ========

[12] RELATED PARTY TRANSACTIONS

Related party transactions during 1998 with EGI Risk Services, Inc., EGI Corporate investments, Equity Group Investments, Inc., Lettuce Entertain You Enterprises, Inc., and Rosenburg & Liebentritt, P.C. totaled approximately $2,103,000.

[13] COMMITMENTS & CONTINGENCIES

COMMITMENTS
At December 28, 1998, the Company had no material purchase commitments relating to buildings and equipment.


LITIGATION AND OTHER CONTINGENCIES
The Company periodically is a defendant in cases incidental to its business activities. While any litigation or investigation has an element of uncertainty, the Company believes that the outcome of any of these matters will not have a materially adverse effect on its financial condition or operations.

     The Company maintains letters of credit primarily to cover insurance reserves. At December 28, 1998, outstanding letters of credit amounted to $1,527,000.

     The Company has guaranteed certain bank debt obligations of third parties with a maximum potential liability totaling $5,035,000 as of December 28, 1998.

     The Company is contingently liable, in certain circumstances, for certain lease obligations of the Islands restaurants sold in 1996.

[14] SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

     The following is a summary of the unaudited quarterly results of operations for 1998 and 1997 (in thousands, except per share data):

1998                                                                               QUARTER ENDED
-----------------------------------------------------------------------------------------------------------------
                                                                 MARCH 30       JUNE 29      SEPT 28       DEC 28
-----------------------------------------------------------------------------------------------------------------
Revenues                                                         $ 37,152      $ 38,522    $  37,018     $ 32,496
Costs and Expenses:
   Cost of Sales                                                   11,957        12,172       12,336       10,923
   Restaurant Labor                                                10,022        10,782       11,051       10,223
   Other Operating Costs                                            8,428         9,358        8,708        8,461
   Selling, General and Administrative Expenses                     3,586         3,851        3,655        3,261
   Depreciation and Amortization                                    1,823         1,821        1,717        1,240
   Gains on Sales of Assets                                             -             -            -       (1,534)
   Interest Expense                                                   211           179          193          207
   Interest Income                                                      -            (1)         (13)           -
-----------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                           36,027        38,162       37,647       32,781
-----------------------------------------------------------------------------------------------------------------

Income/(Loss) Before Income Taxes                                   1,125           360         (629)        (285)
Provision (Benefit) for Income Taxes                                  349           112         (153)        (308)
-----------------------------------------------------------------------------------------------------------------
Net Income/(Loss)                                                $    776      $    248    $    (476)    $     23
-----------------------------------------------------------------------------------------------------------------
Net Income/(Loss) Per Share                                      $    .07      $    .02    $    (.04)    $      -
-----------------------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding                                11,734        11,730       11,752       11,763
                                                                 ========      ========    =========     ========

1997                                                                                            QUARTER ENDED
-----------------------------------------------------------------------------------------------------------------------------
                                                                             MARCH 31       JUNE 30      SEPT 29       DEC 29
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                                                     $ 38,347      $ 39,344     $ 39,273     $ 34,238
Costs and Expenses:
   Cost of Sales                                                               11,828        11,859       12,217       11,028
   Restaurant Labor                                                            10,333        10,805       10,851       10,067
   Other Operating Costs                                                        9,106         9,520        9,351        8,312
   Selling, General and Administrative Expenses                                 3,029         3,062        3,784        3,004
   Depreciation and Amortization                                                2,384         2,366        2,378        1,836
   Write-Down of Assets & Restructuring & Unusual Charges (Credits)                --           933       43,241         (800)
   Interest Expense                                                             1,181           971          586          554
Interest Income                                                                  (491)         (498)        (450)        (388)
-----------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                                       37,370        39,018       81,958       33,613
-----------------------------------------------------------------------------------------------------------------------------

Income/(Loss) Before Income Taxes                                                 977           326      (42,685)         625
Provision (Benefit) for Income Taxes                                              303           101      (10,193)         150
-----------------------------------------------------------------------------------------------------------------------------
Net Income/(Loss)                                                            $    674      $    225     $(32,492)    $    475
-----------------------------------------------------------------------------------------------------------------------------
Net Income/(Loss) Per Share                                                  $    .08      $    .02     $  (2.78)    $    .04
-----------------------------------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding                                             8,647        10,723       11,696       11,744
                                                                             ========      ========     ========     ========

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of Chart House Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Chart House Enterprises, Inc. (a Delaware corporation) and subsidiaries as of December 28, 1998 and December 29, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chart House Enterprises, Inc. and subsidiaries as of December 28, 1998 and December 29, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1998 in conformity with generally accepted accounting principles.

                                                   ARTHUR ANDERSEN LLP
Chicago, Illinois
January 26, 1999

BOARD OF DIRECTORS

Barbara R. Allen
President of Corporate Supplier Solutions, Corporate Express

Linda Walker Bynoe
President and Chief Executive Officer, Telemat Ltd.

William M. Diefenderfer III
Partner, Diefenderfer, Hoover, Boyle & Wood

F. Philip Handy
Private Investor

Stephen Ottmann
President and Chief Operating Officer,
Lettuce Entertain You Enterprises, Inc.

Thomas J. Walters
President and Chief Executive Officer,
Chart House Enterprises, Inc.

Samuel Zell
Chairman of the Board, Equity Group Investments, L.L.C.

INDEPENDENT PUBLIC
ACCOUNTANTS

Arthur Andersen LLP, Chicago, Illinois

TRANSFER AGENT & REGISTRAR

BankBoston, N.A.
c/o EquiServe
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3120
equiserve.com

ANNUAL MEETING

The Company's annual meeting of stockholders will be held Tuesday, May 18, 1999 at 11:00 a.m. at: One North Franklin Street, Third Floor, Chicago, Illinois 60606

COMPANY OFFICERS

Thomas J. Walters
President and Chief Executive Officer

Nydia I. Casas
Vice President-Purchasing

Peter A. Lucas
Vice President-Operations

Susan Morlock
Vice President-Human Resources

Timothy E. Perreira
Vice President-Concept Development

Mark Running
Vice President-Operations

William M. Sullivan
Vice President-Finance


CORPORATE OFFICES
640 North Lasalle, Suite 295
Chicago, IL 60610
(312) 266-1100

THE COMPANY

Chart House Enterprises, Inc., based in Chicago, Illinois, operates 57 Chart House restaurants and one Peohe's restaurant, which are full-service dinner houses located in 21 states and the U.s. Virgin Islands.

COMMON STOCK INFORMATION

The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol CHT. On March 1, 1999, there were 623 holders of record of the Company's Common Stock. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The following table sets forth the quarterly high and low sales prices for a share of the Company's Common Stock for the two most recent fiscal years.

1998                          HIGH                LOW
------------------------------------------------------------
FIRST QUARTER                 7 3/8               6
SECOND QUARTER                9 3/16              6 11/16
THIRD QUARTER                 8 11/16             4 9/16
FOURTH QUARTER                6 1/8               4


1997                          HIGH                LOW
------------------------------------------------------------
FIRST QUARTER                 6 1/4               4 7/8
SECOND QUARTER                7 11/16             5 1/4
THIRD QUARTER                 9 3/4               7 1/2
FOURTH QUARTER                8 5/16              5 5/8


SEC FORM 10-K REPORT

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge to stockholders and may be obtained by writing to:

Susan Obuchowski
Secretary
Chart House Enterprises, Inc.
640 North LaSalle, Suite 295
Chicago, IL 60610

STOCKHOLDER MAILING LIST

The Company maintains a direct mailing list to ensure that stockholders whose shares are held in the name of a brokerage firm, bank or other person may receive corporate reports on a timely basis. If you would like your name added to this list, please send us your request in writing.