Form 10-K, Exhibit 13
period 1999-12-27
CHART HOUSE ENTERPRISES INC
filed 2000-03-24
CIK 820757

                                                                      Exhibit 13

A LETTER TO OUR SHAREHOLDERS

As I described in last year's letter to shareholders, we committed ourselves to a comprehensive plan to revitalize Chart House Enterprises. The plan included operating more effectively and delivering the highest level of guest experience by remodeling all of our unique Chart House locations, introducing a new and exciting seafood-oriented menu throughout the system and improving our field level execution. In addition, we committed to taking a critical look at each of our units to ensure that they were contributing to the overall health of the Company.

During 1999, we realized positive tangible results from our efforts to revitalize and reposition Chart House. I believe Chart House has made significant progress in the revitalization process, and by doing so, we have built a solid foundation for growth.

For the first time in many years, the Company's flagship Chart House concept enjoyed strong same store sales growth. I am even more encouraged that the level of same store sales growth [for continuing units] increased in each quarter of 1999 over the comparable prior period. In the final quarter, same store sales growth from continuing units was nearly five percent. The combination of our new seafood-oriented menu and reinvestment in many of our locations created repeat guest experiences and attracted new patrons to Chart House. We closely monitored consumer feedback through an independent market research firm and found that our guests gave the "new" Chart House experience very high marks.

Although I am not satisfied with our level of profitability in 1999, the Company's restaurant profit contribution from the Chart House concept improved over the prior year. We operated more efficiently and improved management of all controllable costs in 1999. As new menu implementation costs and lost profits from remodel disruptions abate in fiscal 2000, I expect even higher levels of restaurant contribution.

I am very satisfied with the remodel results and returns on investments we are achieving. Through 1999, we remodeled 19 Chart House restaurants. The degree of remodel varied from extensive infrastructure and decor investment to relatively minor interior cosmetic refurbishment and signage improvements. Our guests responded very well to the new decor packages with restaurants such as Scottsdale, Malibu, Annapolis and Rancho Mirage experiencing extraordinary and sustained sales and guest count increases. The nature of some of the remodel investment was in the category of required deferred maintenance; therefore, the return from these types of expenditures was expected to be marginal. Other units such as our two cornerstone locations in Weehawken, New Jersey and Boston are being rebuilt and restored to a level well exceeding their former condition. In Weehawken, the Chart House restaurant is being entirely rebuilt and will open in May 2000. A short ferry or car ride across the Hudson River from Manhattan, the Weehawken location will be our largest restaurant offering nearly 30,000 square feet of dining area and private banquet rooms with stunning views of the Manhattan skyline. Further up the East Coast, our Boston Chart House operates within a National Historic Landmark building, which is currently undergoing significant renovation. Although many structural and cosmetic upgrades are being made to the restaurant, careful consideration is being given to maintaining the integrity and historical significance of the building.

We completed our new menu implementation as of June 1999. This menu was developed in conjunction with our friends and partners at Lettuce Entertain You Enterprises. Rich Melman has been a good partner and a significant advisor and resource to the Company. The Lettuce Entertain You team was instrumental in conceiving and testing the new menu. Our chefs and menu development personnel continue to work with

Lettuce Entertain You to further refine and improve our menu offering. We will continue to emphasize a menu based on exciting, creative seafood items while maintaining a core selection of Chart House's well-known steak entrees.

Throughout 1999, Chart House maintained a consistent brand presence in all of our markets. We further renewed our commitment to markets that have been cornerstones of the Chart House brand. Strongholds like Alexandria, Annapolis, Dobbs Ferry, Miami, Philadelphia, Malibu, Redondo Beach and Scottsdale benefited from increased marketing activity including advertising and public relations. Our efforts and activities are ongoing and reflect a clear understanding of the competitive environment in which we operate.

To further build consumer awareness about the many positive changes occurring at Chart House, we reinstated local marketing efforts. These initiatives included the implementation of re-opening events that showcased the "new" Chart House and were attended by local dignitaries, media representatives and other prominent community members. Our ViewPoints frequent dining rewards program was introduced in early 1999 and continues to motivate our guests to visit us more often. Viewpoints also offers Chart House the opportunity to develop closer relationships with our most loyal customers.

In mid-1999, we took a hard look at every unit in the Chart House system and its individual contribution to the Company. Our approach was "zero-based" in that we looked at each location's recent financial performance, near-term prospects, required capital investment and management resources. There were no "sacred cows" and no pre-conceptions about which units contributed to enterprise profitability and shareholder value and which did not. Out of this rigorous exercise, senior management recommended and the Company's Board of Directors approved the closure of 11 units. This decision, while never easy, recognized the necessity of reducing the Chart House portfolio to a core group of restaurants with attractive and sustainable economics. As we begin fiscal year 2000, we have restaurants that are operating at attractive unit volumes and profit margins contributing to Company-wide profitability.

In April, we made the strategic move to acquire New York's popular Angelo and Maxie's Steakhouse. This unique concept provides an excellent complementary growth vehicle to our Chart House brand. Angelo and Maxie's has a sophisticated, yet high-energy, atmosphere that appeals to a much broader demographic group than traditional steakhouse concepts. With an interesting, high quality menu, over-sized portions, an average check of less than $40 and a vibrant atmosphere, Angelo and Maxie's attracts younger professional male and female guests who comprise a very active portion of the dining public. The Angelo and Maxie's concept has been readied for expansion into several new markets in year 2000. Even at conservative volume estimates, the unit economics are very attractive, making aggressive unit growth for the foreseeable future a significant opportunity. Experienced senior level management in sufficient numbers is already in place to address the growth planned for this exciting, differentiated concept during the upcoming year.

1999 was a year of great progress for Chart House Enterprises. Our operating and growth strategies are having a positive impact on sales volume, profitability and brand equity. Great strides have been made in restoring the Chart House brand and in positioning it for continued success and expansion. The Angelo and Maxie's concept is similarly prepared to expand into new markets and to create a unique niche among steakhouse concepts. For the first time in many years, Chart House Enterprises is poised for success. I appreciate your continued support as we move "FULL SPEED AHEAD!"

Chart House Restaurants

Since first opening its doors in 1961, Chart House has been recognized for great American fare, stunning locations and a unique approach to relaxed, casual dining. Nearly 40 years later, there are Chart House restaurants in 17 states. Every Chart House location draws on its region's best features--from setting to architecture-infusing it with its own "come as your are" personality. This unique approach is inherent in how we do business and what makes Chart House one of a kind.

We began 1999 with a clearly defined strategy towards providing a complete fresh seafood dining experience for our guests. The system-wide revitalization program, initiated in 1998, resulted in the implementation of a new seafood-focused menu in all Chart House restaurants. To further position Chart House as a fresh seafood restaurant, we ran two heavily publicized and highly successful seafood promotions, featuring Copper River Salmon and South Pacific Seafood. Similar future seafood product promotions will continue to stimulate incremental customer visits.

Another critical part of the revitalization program included remodeling each of our locations. As of the end of 1999, over half of the Chart House restaurants have been remodeled - reflecting a more contemporary decor. The remaining locations are scheduled for remodel in 2000.

Our ViewPoints Frequent Dining Program, introduced in early 1999, includes a growing number of more than 150,000 members, and allows us to stay in touch with our most loyal Chart House customers.

With the significant progress made in 1999 to redefine and focus Chart House, the concept is poised to move full speed ahead into the new millenium.

Angelo and Maxie's Steakhouse

Founded in 1996 and named after an eatery in the tune "Lullaby of Broadway" from the hit musical 42/nd/ Street, Chart House Enterprise's 1999 acquisition-Angelo and Maxie's Steakhouse- captures the essence of a by-gone era. Its inviting 1930's atmosphere, thick, juicy steaks and private dining room for cigar smokers make for a unique dining experience.

Unlike its namesake, Angelo and Maxie's opulent Art Deco-style decor is a salute to American abundance. You'll find warm "Frank Lloyd Wright-esque" woodwork, glowing bronzes, contemporary Tiffany style light fixtures and whimsical wall murals depicting cigar puffing, steak-eating cows.

Angelo and Maxie's popularity among shrewd, discriminating New Yorkers is illustrated by a packed house night after night. The menu offers an array of oversized steaks, salads, fish and fowl - and a veritable smorgasbord of appetizers and add-ons.

By taking the stuffiness out of the traditional steakhouse and adding a touch of whimsy, Angelo and Maxie's has evolved into a steakhouse that's not just for the suits and ties. It attracts younger professional male and female guests who comprise a very active portion of the dining public. The entrepreneurial spirit that inspired this unique dining concept is being preserved even as unit operations are systematized for future growth.

Many potential sites have been identified for growth in 2000 and beyond. As of the end of 1999, we have secured leases for three new locations--Atlanta, Washington D.C. and a second Angelo and Maxie's in Manhattan. Real estate owners continue to be impressed with the exciting and energetic personality of this differentiated steakhouse concept.

With an attractive price point, proven popularity among a diverse demographic profile and its twist on the traditional steakhouse concept, Angelo and Maxie's provides a strong complementary growth vehicle to our seafood-focused Chart House brand. The Angelo and Maxie's and Chart House concepts each cater to distinct target audiences - allowing both to operate in the same markets.

Angelo and Maxie's is positioned to move full speed ahead and play an even greater role in the overall success of Chart House Enterprises.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents the results of operations for each of the fiscal years in the three years ended December 27, 1999. The dollar amounts are in thousands.

                                        1999                  1998                      1997
---------------------------------------------------------------------------------------------------------
                                     Amount         %        Amount          %         Amount        %
---------------------------------------------------------------------------------------------------------
Revenues                             $140,937      100.0     $145,188       100.0      $151,202     100.0

Costs and Expenses:
 Cost of Sales                         45,059       32.0       47,388        32.6        46,932      31.0
 Restaurant Labor                      42,015       29.8       42,078        29.0        42,056      27.8
 Other Operating Costs                 31,930       22.6       34,955        24.1        36,289      24.0
 Selling, General and Administrative   11,472        8.1       14,353         9.9        12,879       8.5
  Expenses
 Depreciation and Amortization          7,830        5.6        6,601         4.5         8,964       5.9
 Write Down of Assets and               4,890        3.5            -           -        43,374      28.7
  Restructuring and Unusual Charges
 Gains on Sales of Assets                (742)      (0.5)      (1,534)       (1.0)            -         -
 Interest Expense                       2,023        1.4          790         0.5         3,292       2.2
 Interest Income                            -          -          (14)          -        (1,827)     (1.2)
                                     --------------------------------------------------------------------

    Total Costs and Expenses          144,477      102.5      144,617        99.6       191,959     127.0
                                     --------------------------------------------------------------------

(Loss) Income Before Income            (3,540)      (2.5)         571         0.4       (40,757)    (27.0)
 Taxes
Benefit for Income Taxes                    -          -            -           -        (9,639)     (6.4)
                                     --------------------------------------------------------------------

Net (Loss) Income                    $ (3,540)      (2.5)    $    571         0.4      $(31,118)    (20.6)
                                     ====================================================================

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

________________________________________________________________________________

Fiscal years 1999, 1998 and 1997

     Total revenues decreased 2.9% in 1999 and 4.0% in 1998 due primarily to the closure of restaurants. The table below reflects the percentage change in revenues resulting from strategic decisions implemented over the past three years.

                                               1999    1998    1997

Closure/opening of Chart House restaurants    (6.1%)  (3.2%)   0.6%
Angelo and Maxie's (acquired in 1999)          4.2%      -       -
Solana Beach Baking Company (sold in 1998)    (3.6%)  (0.7%)   0.5%
Islands Restaurants (disposed in 1996)           -       -    (6.9%)
Comparable restaurant revenues                 2.6%   (0.1%)     -
                                              ----    ----    ----
 Total                                        (2.9%)  (4.0%)  (5.8%)

     At December 27, 1999 Chart House operated 50 Chart House restaurants (which includes the Peohe's restaurant). Of those restaurants, eleven restaurants have been designated for closure. Management estimates that all eleven restaurants will be closed in 2000. Comparable restaurant revenue growth for the continuing 39 restaurants for the past three years have been:

                                            1999      1998      1997

     Continuing comparable restaurants      3.5%      0.6%      2.5%

     Comparable restaurant revenues have increased primarily due to the adjustments made in the menu. A new menu was created in 1998 in an alliance with Lettuce Entertain You Enterprises, Inc. Chart House implemented this menu into all designated restaurants during a year-long conversion which began in the third quarter 1998. Revenues were negatively affected, temporarily, at many restaurants during the implementation period.

     The cost of sales percentage has decreased by 0.6% versus 1998. This decrease is primarily due to the 1998 implementation of the new menu which required intensive training and practice, increasing food waste. The percentage is still higher than 1997 results as the current menu incorporates reduced pricing and uses larger, pre-portioned meat and better quality seafood; both of which negatively affect the cost of sales percentage. Angelo and Maxie's cost of sales percentage is higher than the average Chart House percentage due to a predominance of beef on the menu and large portion sizes. In 1999, the incremental cost of sales attributed to the Angelo and Maxie's restaurant did not have significant impact on overall results. However, the Company anticipates an increase in the ratio of Angelo and Maxie's to the entire system beginning in 2000. As a result, the Company anticipates total cost of sales to increase.

     Restaurant labor was higher as a percentage of revenues in 1999 due to enhanced management staffing and the addition of several catering sales managers. These effects were incremental to the 1998 labor increases. In 1998, federal, as well as state, minimum wage requirements negatively affected comparable results for the hourly restaurant labor costs. The minimum wage in California (where the Company operates 17 restaurants) was increased in March 1998 from $5.15 to $5.75 per hour.

     Other operating costs decreased in 1999 primarily as a result of significant restaurant remodeling in both 1998 and 1999. The capital investment relieved the Company in 1999 of major repair and maintenance expenditures. The remaining margin decrease is a reflection of efficiencies realized in supplies and outside services. Other operating costs in 1998 remained consistent as a percentage of revenues with 1997.

     Selling, general, and administrative expenses decreased, as a percentage of sales, in 1999 to their lowest level in six years. Of the 1.8% percentage of sales decrease in 1999, 0.6% relates to relocation costs incurred in 1998, with no comparable cost in 1999. The remaining savings include decreased outside consulting expense and decreased salary expense. In 1998, these expenses included the one time costs of relocating the corporate office from Solana Beach, California to Chicago, Illinois. Additionally, in 1998 new staff were hired and trained to better support field operations and incremental costs were incurred as part of a consulting arrangement with Lettuce Entertain You Enterprises, Inc. Related party transactions with EGI Risk Services, Inc., EGI Corporate Investments, Inc., Lettuce Entertain You Enterprises, Inc., and Rosenberg & Liebentritt, P.C. amounted to approximately $1.6 million in 1999.

     Depreciation and amortization increased since 1998 as a result of significant capital investment in approximately 50% of the Chart House restaurants during the latter half of 1998 and all of 1999. In addition, there was significant incremental amortization relating to the intangible assets acquired in the 1999 business combination. In 1998, depreciation and amortization decreased from 1997 primarily because of asset dispositions resulting from the restaurant closures.

     Six restaurant properties were sold in 1999 generating gains of $742,000. The 1998 results include gains on sales of non-core assets totaling $1,534,000, stemming primarily from the sale of Solana Beach Baking Company and Company-held investments. There were no comparable gains in 1997.

     The Company incurred special charges of $4,890,000 in 1999 for asset write-downs and other charges related to the closure of eleven Chart House restaurants. There were no similar charges in 1998. In 1997, the Company recorded special charges of $43,374,000 for asset write-downs and other charges related to management organizational changes. A description of the 1999 and 1997 special charges is detailed below.

     Interest expense increased significantly in 1999 as a result of the $15 million term loan obtained in conjunction with the 1999 business combination. In 1998, interest expense decreased primarily due to a reduction in the Company's outstanding debt balances as a result of the 1997 sale of shares of common stock and the sale of certain assets.

     Interest income in 1997 was earned principally from the note received in connection with the sale of the Islands restaurant operations in May 1996. The note was paid at the end of 1997.

     There was no tax provision recorded in 1999 or in 1998. The loss reported in 1997 from the special charges generated a tax benefit, which has been applied against taxable income. The effective rate for the benefit for income taxes was approximately 24% for 1997.

     Operating profits before taxes, gains on sales, restructuring charges, and write-downs of assets were $608,000, or 0.4% of sales in 1999. Comparable results in 1998 reflect a loss of ($963,000), or (0.7%) of sales; and $2,617,000, or 1.7% of sales in 1997.

BUSINESS COMBINATION

     In April 1999, the Company purchased a restaurant business located in New York, New York d/b/a Angelo and Maxie's Steakhouse ("Angelo and Maxie's"). The acquisition was accounted for under the purchase method of accounting. The purchase price was $12,633,000. Of this amount approximately $10,383,000 was paid at closing, including costs of acquisition, with the remaining $2,250,000 due in equal installments over the subsequent 36 months. The identifiable net assets acquired included tangible net assets of $1,015,000, the value of the trade name of $6,975,000, and the value of a non-compete agreement of $450,000. Goodwill of $4,193,000 representing the excess of purchase price over the fair value of identifiable net assets acquired was recorded as a result of the acquisition. The intangible assets are being amortized on a straight-line basis over lives of 3 to 20 years. The results of operations of Angelo and Maxie's are included in the Company's consolidated results of operations from the date of its acquisition, April 22, 1999.

RESTRUCTURING ACTIONS AND SPECIAL CHARGES

     In 1999, the Company committed to an expansion plan of both the Chart House concept and the Angelo and Maxie's concept. The economics of continuing to operate all restaurants did not support this objective. After thorough evaluation of every Chart House restaurant in the system, eleven restaurants were identified for disposal. All eleven restaurants remained open through December 27, 1999. Seven of these restaurants will close in the first quarter. The closing dates of the remaining four restaurants are dependent upon securing favorable sales agreements. Management intends to pursue selling the locations vigorously, but cannot assure the occurrence or timing of the sales. In the fourth quarter 1999, the Company recorded $4,286,000 in asset impairment write-down, including impairment of goodwill, and $604,000 in exit costs and severance payments due 283 employees.

     There were no restructuring charges in 1998. Throughout most of its history, the Company has enjoyed relative stability in executive management and Chart House restaurant operations. Prior to 1998, the Company experienced disruption from organizational changes including significant turnover of senior management and failed attempts to expand other restaurant concepts. Operating profitability declined over the 1996 and 1997 fiscal years.

     In 1997, the Company made the decision to sell for cash all non-core assets (assets and operations outside of the core restaurant operations) in an effort to pay down remaining debt balances and focus management attention on the revitalization of the Chart House concept. Management and the Board also re-examined prior management's willingness to maintain marginally performing restaurants. As a result of this change in direction, a decision was made to dispose of certain restaurants and write down others to amounts which approximate fair value. In addition, the Company sold its corporate office building and relocated the corporate operations from Solana Beach, California to Chicago, Illinois. A resulting termination plan affected approximately 55 corporate managerial and clerical employees. As a direct result of certain of these restructuring activities, the Company was able to generate significant proceeds from asset disposals to pay off long-term debt.

     The 1997 special charges of $43.4 million were primarily the result of write-downs of assets to be used in ongoing operations or to be disposed. The charges included (i) approximately $21.2 million in write-downs to estimated net realizable value of assets to be sold or otherwise disposed, including the Company's remaining investment in Islands ($5.7 million); five Chart House restaurants ($6.3 million); fixtures, decor and other identified restaurant assets to be disposed of in connection with the remodel and revitalization of the Chart House restaurants ($7.8 million); and other non-core assets and minority interests in unrelated companies ($1.4 million), and (ii) approximately $16.8 million in write-downs to estimated fair value of several underperforming Chart House restaurants to be used in ongoing operations and other non-cash charges, including a write down of goodwill associated with impaired assets ($4.2 million). The remainder of the special charges consisted of approximately $5.4 million of charges, which included, among other things, costs associated with hiring a new chief executive officer, severance and other costs related to executive management and organizational changes, and termination benefits to be paid to employees in connection with the planned relocation of the Company's headquarters.

OPERATING OUTLOOK

     This outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially.

     The main operational objectives in 2000 focus on expansion of both the Chart House concept and the Angelo and Maxie's concept. For the first time in many years, the Chart House restaurants are reflecting the operational stability required to sustain future growth. The Angelo and Maxie's concept is ripe for expansion in many markets and will be the primary focus of the expansion plan. The Company is committed to leases at three restaurant locations in 2000, but cannot assure the timing of their openings. The opening of new restaurants in either concept requires significant pre-opening expense, including, but not limited to, training, procurement, and legal fees. The Company has not opened a new restaurant since 1996; a year in which generally accepted accounting principles permitted deferral of pre-opening expenses with amortization over future periods. In 2000, all expenses to open new restaurants will be recognized as incurred in 2000. While the Company is taking every measure to control the amount of pre-opening expense, it is not feasible to provide an estimate of these costs.

     The Company anticipates maintaining its current level of comparable restaurant revenue growth with consistent margins. It is feasible that new restaurant openings will initially have a detrimental impact on total Company margins. Personnel, both in the front and the back of the house, need to be trained for performance at levels meeting Company standards. This training will transpire both in currently open restaurants as well as in unopened restaurant locations. Both situations may drive margins downward. The total impact is a function of the number of restaurants opening and the timing of those restaurant openings.

     As of the end of the 1999 fiscal year, the Company completed the remodeling of 19 Chart House restaurants. The remodel program is intended to update the look of each Chart House restaurant and create a more comfortable and enjoyable dining experience. Over the next year, management expects to remodel the remaining Chart House restaurants. Management anticipates remodeling expenditures during 2000 to approximate $8 million.

     Federal and state legislated minimum wage increases generally have some impact on the restaurant operating results. Future federal legislated minimum wage increases could adversely affect the Company's labor costs. With the exception of California, the Company does not currently have a significant number of hourly personnel in any one state such that a state legislated minimum wage increase may affect overall operating results.

     Restructuring and other activities that occurred in 1999 will affect results of operations in 2000. Revenues will be reduced to the extent of the closed restaurants. Additionally, restaurant revenues and operating expenses will be affected to the extent there is shutdown time in connection with the remodeling of restaurants. The Company expects one Chart House restaurant to be closed for the majority of 2000, and another Chart House restaurant to be closed for all of 2000 for remodeling. Depreciation and amortization will increase in 2000 as remodeling activities continue. Interest expense will also increase as the Company increases debt levels to fund revitalization activities. A portion of the interest payments may require capitalization, if debt proceeds will be used to construct new restaurants. The proportion of capitalized interest to total interest cost depends upon the amount and timing of new restaurant construction.

     There are two restaurant properties held for disposal that are under capital lease. It is anticipated that approximately $700,000 in gains would be recognized on the disposal of these properties if the Company is released from the lease obligation. The Company remains committed on these leases and no assurances can be given concerning any income statement impact the disposal of these leases may have.

     Management continues to target companies for acquisition as part of its expansion strategies for 2000. The objectives of any acquisition will include enhancement of Company operating results. As of December 27, 1999, there were no plans of acquisition. No assurance can be given that any acquisition transactions will occur, nor can management assure that results will be positively affected as a result of an acquisition.

LIQUIDITY AND CAPITAL RESOURCES

                                                                       1999          1998        1997
                                                                       ----          ----        ----

     Cash from operating activities                                  $  3,528      $ 3,507     $ 16,594
     Cash used for acquisition                                        (10,383)           -            -
     Cash (used in) provided by investing activities
          (other than for acquisition)                                 (6,825)      (6,234)      15,622
     Cash provided by (used in) financing activities                   13,838        2,788      (32,215)
                                                                     --------      -------     --------
     Net increase in cash                                            $    158      $    61     $      1
                                                                     ========      =======     ========

     The Company requires capital principally for the acquisition and construction of new restaurants and for the remodeling and refurbishing of existing restaurants. The Company's primary sources of working capital are cash flows from operations and borrowings under a revolving credit and term loan agreement which provides up to a $25 million line of credit and a term loan of $15 million, each of which mature on March 31, 2004. The proceeds of the term loan were used primarily for the acquisition of Angelo and Maxie's as well as to pay down the outstanding balance on the previous line of credit. Principal payments on the term loan begin in the third quarter 2000. This agreement contains several financial covenants that restrict cash flow under certain situations.

     At the end of 1999, the Company had approximately $4,200,000 in outstanding borrowings under its line of credit, compared with $3,450,000 at the end of 1998. The incremental borrowings were used partially to fund the $600,000 net increase in investing activities and to fund operating activities. In 1999, greater interest expense was the primary incremental operating cost. At the end of 1999, the unused portion of the available line of credit was more than $20 million. The Company expects total borrowings to increase during 2000 to fund expansion of the current restaurant system and to capitalize on appropriate acquisition opportunities. New lease commitments for new Angelo and Maxie's at three locations will require the infusion of approximately $6 million in capital constructing the new restaurants.

     In 1999, the Company sold six restaurant properties generating proceeds of $7.4 million. In December 1999, the Company announced its intentions to dispose of eleven restaurants. The fair market value of each restaurant property differs significantly and the amount of proceeds derived from prior sales is not indicative of estimated future proceeds.

     Cash flows from operations, plus availability under the $25 million revolving credit agreement will, in the opinion of management, be sufficient to fund working capital and regular capital expenditure commitments. The Company currently projects 2000 capital expenditures to be upwards of $15 million; however, this amount may vary depending on several factors. These factors include, but are not limited to, the timing of construction activities and compliance with financial covenants under the revolving credit and term loan agreement. In order to fully implement the remodeling and expansion program, both short-term and long-term, the Company may require alternative sources of long-term financing. However, no assurance can be given that such financing will be available or available on terms satisfactory to the Company.

EFFECT OF INFLATION

     Management does not believe inflation has had a significant effect on Company operations during the past several years. The Company generally has been able to substantially offset increases in its operating costs resulting from inflation by increasing menu prices or making other adjustments, there can be no assurance that it will be able to do so in the future. Although management does not anticipate inflation having a material effect on income from restaurant operations in 2000, future increases in labor, food or other operating costs could adversely affect Company operating results.

SEASONALITY AND OTHER INFORMATION

     Historically, the Company's business is seasonal in nature with revenues and net income for the first, second and third quarters greater than in the fourth quarter. The Company has not encountered any problems, technical or otherwise, involving Year 2000. There were no significant expenses incurred to ensure systems were compliant, or in the remedy of Year 2000 issues.


FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this report may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include financial projections, estimates and statements regarding plans, objectives and expectations of the Company and its management. Examples of certain forward-looking statements are the Company's intentions and abilities to dispose of assets, remodel assets, or acquire assets, the intentions and abilities to increase or decrease outstanding borrowings, the intentions and abilities to control or mitigate changes in any operating costs, and the intentions and abilities to maintain current levels of comparable restaurant revenues or operating results. Although the Company believes that the expectations reflected in all such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the known and unknown risks, uncertainties and other factors referred to above include, but are not limited to, the following: changes in customer demand due to economic factors, competitive factors, pricing pressures, availability of employees, changes in demographic trends, the ability to open new restaurants successfully and to successfully integrate any acquired businesses, litigation involving employment, liability and other issues, weather and other acts of God.

                                                         Selected Financial Data
                                           (In thousands, except per share data)

                                            1999                 1998               1997              1996            1995
                                    --------------------  ------------------  ----------------  ----------------  ------------
Revenues                                       $140,937            $145,188          $151,202          $160,551      $179,155

Depreciation & Amortization                       7,830               6,601             8,964             9,743        10,697

Restructuring and Other Charges                   4,890                   -            43,374             7,833         4,853
 (1)
Interest Expense                                  2,023                 790             3,292             4,903         4,996

Interest Income                                       -                 (14)           (1,827)           (1,240)         (185)

Other Income-Gain on Sale Of
 Subsidiary(2)                                        -                   -                 -                 -        (1,855)

(Loss) Income Before Income Taxes                (3,540)                571           (40,757)           (8,216)        2,422

Net (Loss) Income                                (3,540)                571           (31,118)           (5,423)        2,663

Net (Loss) Income Per Common
 Share - Basic and Diluted (3)                     (.30)                .05             (2.91)             (.66)          .32

Weighted Average Shares
 Outstanding (3)                                 11,767              11,745            10,688             8,254         8,277

Balance Sheet Data (End of
 Period):

Total Assets:                                    99,489              88,446            88,245           148,925       153,446

Current Portion of Long-Term
 Indebtedness                                     2,435                 724               816             6,772         3,401

Long-Term Indebtedness                           22,413               8,470             5,746            50,499        51,694

Stockholder's Equity                             56,289              59,754            59,005            71,308        76,652

---------------------

(1) Restructuring and Other Charges in 1999, 1997, 1996 and 1995 include asset write-downs, severance and other charges.

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

                CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                                               December 27,            December 28,
ASSETS                                                            1999                    1998
                                                            ---------------          --------------
Current Assets:
  Cash and Equivalents                                          $    424               $    266
  Accounts Receivable                                              2,969                  3,275
  Inventories                                                      2,282                  2,288
  Prepaid Expenses and Other Current Assets                          530                    560
  Current Portion of Deferred Tax Asset                              288                    685
                                                                --------               --------

Total Current Assets                                               6,493                  7,074
                                                                --------               --------

Property and Equipment, at Cost:
  Land                                                             3,904                  6,258
  Buildings                                                       15,384                 18,844
  Equipment                                                       33,115                 31,400
  Leasehold Interests & Improvements                              53,854                 50,532
  Construction in Progress                                         3,380                  2,063
                                                                --------               --------
                                                                 109,637                109,097
Less:  Accumulated Depreciation and Amortization                  42,621                 44,659
                                                                --------               --------
Net Property & Equipment                                          67,016                 64,438


Leased Property under Capital Leases, Less Accumulated
 Amortization of $2,329 in 1999 and $6,376 in 1998                 2,514                  4,128

Other Assets, Less Accumulated Amortization of $3,680 in
 1999 and $3,641 in 1998:
    Goodwill                                                      10,043                  7,539
    Trade Name                                                     6,742                      -
    Non-current Portion of Deferred Tax Asset                      5,092                  4,679
    Other Assets                                                   1,589                    588
                                                                --------               --------

  Total Other Assets, net                                         23,466                 12,806
                                                                --------               --------

                                                                $ 99,489               $ 88,446
                                                                ========               ========

 The accompanying notes are an integral part of these consolidated balance sheets.

                CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                (In thousands)



                                                               December 27,             December 28,
LIABILITIES AND STOCKHOLDERS' EQUITY                              1999                     1998
                                                            ---------------          ---------------
Current Liabilities:
  Current Portion of Long-Term Obligations                        $ 2,435                $   724
  Accounts Payable                                                  4,577                  4,772
  Accrued Liabilities                                              13,775                 14,726
                                                                  -------                -------

 Total Current Liabilities                                         20,787                 20,222

Non-Current Liabilities (Excluding Current Portion):
  Deferred Payments on Acquisition                                  1,000                      -
  Long-Term Debt                                                   17,700                  3,450
  Long-Term Obligations under Capital Leases                        3,713                  5,020
                                                                  -------                -------

Total Non-Current Liabilities (Excluding Current Portion)          22,413                  8,470

Commitments and Contingencies

Stockholders' Equity:
  Preferred Stock, $1.00 par value, authorized 10,000,000
   shares; 0 outstanding                                                -                      -
 Common Stock, $.01 par value, authorized 30,000,000
   shares; 11,775,191 and 11,762,561 shares outstanding
    in 1999 and 1998, respectively
                                                                      118                    118
 Additional Paid-In Capital                                        61,178                 61,103
 Accumulated Deficit                                               (5,007)                (1,467)
                                                                  -------                -------

Total Stockholders' Equity                                         56,289                 59,754
                                                                  -------                -------

                                                                  $99,489                $88,446
                                                                  =======                =======



   The accompanying notes are an integral part of these consolidated balance sheets.

                CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                        FISCAL YEARS ENDED

                                                  12/27/99          12/28/98             12/29/97
Revenues                                          $140,937          $145,188             $151,202
                                                -------------------------------------------------

Costs and Expenses:
 Cost of Sales                                      45,059            47,388               46,932
 Restaurant Labor                                   42,015            42,078               42,056
 Other Operating Costs                              31,930            34,955               36,289
 Selling, General and Administrative
  Expenses                                          11,472            14,353               12,879
 Depreciation and Amortization                       7,830             6,601                8,964
 Write Down of Assets and
  Restructuring and Unusual Charges                  4,890                 -               43,374
 Gains on Sales of Assets                             (742)           (1,534)                   -
 Interest Expense                                    2,023               790                3,292
 Interest Income                                         -               (14)              (1,827)
                                         --------------------------------------------------------


   Total Costs and Expenses                        144,477           144,617              191,959
                                         --------------------------------------------------------


(Loss) Income Before Income Taxes                   (3,540)              571              (40,757)
Benefit for Income Taxes                                 -                 -               (9,639)
                                         --------------------------------------------------------


Net (Loss) Income                                 $ (3,540)         $    571             $(31,118)
                                         ========================================================


Net (Loss) Income Per Common Share -              $  (0.30)         $   0.05             $  (2.91)
Basic and Diluted
                                         ========================================================


Weighted Average Shares Outstanding                 11,767            11,745               10,688
                                         ========================================================


 The accompanying notes are an integral part of these consolidated statements.

                 CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                                    ADDITIONAL        RETAINED             TOTAL
                                            COMMON STOCK             PAID-IN          EARNINGS         STOCKHOLDERS'
                                       SHARES         AMOUNT         CAPITAL          (DEFICIT)           EQUITY
-------------------------------------------------------------------------------------------------------------------
Balance, December 30, 1996               8,262           $ 83           $42,145         $ 29,080          $ 71,308
Issuance of New Shares                   3,400             34            18,407                -            18,441
Exercise of Stock Options                   57              -               324                -               324
Nonemployee Director Compensation            8              -                50                -                50
Net Loss                                     -              -                 -          (31,118)          (31,118)
                                     -----------------------------------------------------------------------------

Balance, December 29, 1997              11,727           $117           $60,926         $ (2,038)         $ 59,005
Exercise of Stock Options                   26              1               155                -               156
Nonemployee Director Compensation           10              -                22                -                22
Net Income                                   -              -                 -              571               571
                                     -----------------------------------------------------------------------------

Balance, December 28, 1998              11,763           $118           $61,103         $ (1,467)         $ 59,754
Nonemployee Director Compensation           12              -                75                -                75
Net Loss                                     -              -                 -           (3,540)           (3,540)
                                     -----------------------------------------------------------------------------

Balance, December 27, 1999              11,775           $118           $61,178         $ (5,007)         $ 56,289
                                     =============================================================================

 The accompanying notes are an integral part of these consolidated statements.

                CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                              FISCAL YEARS ENDED
                                                                             ----------------------------------------------------

                                                                              DEC. 27,              DEC.28,              DEC. 29,
                                                                                1999                 1998                  1997

================================================================================================================================
Cash Flows from Operating Activities:
   Net (Loss) Income                                                         $ (3,540)             $    571             $(31,118)
   Adjustments to Reconcile Net (Loss) Income
     to Cash Flows Provided by Operating Activities:
         Depreciation and Amortization                                          7,922                 6,601                8,964
         Deferred Income Taxes                                                      -                     -               (9,252)
         Common Stock Issued in lieu of Compensation                               75                    22                   50
         Loss (Gain) on Retirement and Write-Down of Assets                     3,544                (1,534)              38,113
         Change in Net Current Liabilities                                     (4,473)               (2,153)               9,837
                                                                             ----------------------------------------------------
         Cash Provided by Operating Activities                                  3,528                 3,507               16,594
                                                                             ----------------------------------------------------
Cash Flows from Investing Activities:
    Expenditures for Property and Equipment                                   (14,190)              (10,225)              (5,926)
    Reductions (Increases) in Other Assets                                          2                   (67)                 510
    Net Proceeds from Disposition of Assets                                     7,363                 4,058                3,968
    Payments Received on Notes Receivable                                           -                     -               17,070
    Business Acquisition, net of cash                                         (10,383)                    -                    -
                                                                             ----------------------------------------------------
         Cash (Used in) Provided by Investing Activities                      (17,208)               (6,234)              15,622
                                                                             ----------------------------------------------------
Cash Flows from Financing Activities:
    Principal Payments on Long-Term Obligations under                            (724)                 (818)                (780)
    Capital Leases
    Net Borrowings (Payments) under Revolving Credit                              750                 3,450              (19,200)
    Agreement
    Net Proceeds (Payments) of Long-Term Debt                                  15,000                     -              (31,000)
    Debt Issuance Costs                                                          (688)                    -                    -
    Payments under Deferred Acquisition Agreement                                (500)                    -                    -
    Proceeds from Issuance of Common Stock                                          -                   156               18,765
                                                                             ----------------------------------------------------
         Cash Provided by (Used in) Financing Activities                       13,838                 2,788              (32,215)
                                                                             ----------------------------------------------------
Increase in Cash                                                                  158                    61                    1
Cash, Beginning of Year                                                           266                   205                  204
                                                                             ----------------------------------------------------
Cash, End of Year                                                            $    424              $    266             $    205
                                                                             ====================================================

The Change in Net Current Liabilities is Comprised of the Following:

      Decrease in Accounts Receivable                                         $   306              $   156              $ 1,558
      Decrease in Refundable Income Taxes                                           -                  537                1,315
      Decrease in Inventories                                                     152                  336                  602
      Decrease in Prepaid Expenses and Other Current Assets                        30                  123                  453
      (Decrease) Increase in Accounts Payable                                    (195)                (183)               1,652
      (Decrease) Increase in Accrued Liabilities                               (4,766)              (3,122)               4,257
                                                                              -------------------------------------------------
            Change in Net Current Liabilities:                                $(4,473)             $(2,153)             $ 9,837
                                                                              =================================================
Supplemental Cash Flow Disclosure:
Cash Paid During the Year For:
Interest (Net of Amount Capitalized)                                          $ 1,695              $   735              $ 4,044
Income Taxes (Net of Refunds)                                                 $  (395)             $  (205)             $(2,269)
Non-Cash Investing and Financing Activities:
      Capitalized Lease Obligations Released                                  $  (197)                   -                    -
      Capitalized Lease Obligations Incurred for Property                           -                    -              $   271
      Additions and Acquisitions
      Deferred Payment Obligation Incurred for Business                       $ 1,750                    -                    -
      Acquisition

 The accompanying notes are an integral part of these consolidated statements.

                 CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 27, 1999



(1)  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
--------------------

     The Company is engaged in the restaurant business. At December 27, 1999, the Company operated 49 Chart House restaurants, one Peohe's restaurant, and one Angelo and Maxie's restaurant. The restaurants are located primarily on the East and West Coasts.

     The Company previously operated Solana Beach Baking Company, a wholesale bakery, through October 1998. The Company sold this operation in October 1998. Revenues were $5.2 million and $5.8 million in 1998 and 1997, respectively.

Basis of Presentation
---------------------

     The Company reports fiscal years under a 52/53 week format. This reporting method is used by many companies in the restaurant and retail industries and is meant to improve year-to-year comparisons of operating results. Under this method, certain years will contain 53 weeks. The determinable years are based upon the selection of acceptable alternatives including: the last specified day in the quarter, or a specified day closest to the calendar quarter end as the fiscal quarter end. In 1996, the Company chose the Monday closest to the calendar quarter end as its official fiscal quarter. In 1999, the Company changed this alternative to the last Monday of the calendar quarter as its official fiscal quarter end. It should be noted that the 1998 and 1997 fiscal quarters and years would have been the same regardless of the alternative chosen. The first three quarter ending dates in 1999 were the same under either alternative. Fiscal year 1999 would have ended on January 3, 2000 under the previously chosen alternative. Financial information for fiscal year 1999 without the change would have resulted in approximately $3 million in incremental revenues and no significant incremental net income.

Principles of Consolidation
---------------------------

     The accompanying consolidated financial statements include the accounts of Chart House Enterprises, Inc. and its subsidiaries, all of which are wholly owned (hereinafter referred to as the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
----------------

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

Reclassification
----------------

     Certain prior year balances have been reclassified to conform to the 1999 presentation.

Cash and Equivalents
--------------------

     Cash and equivalents include investments which are readily convertible to cash with an original maturity date of three months or less and are stated at cost, which approximates fair value.

Inventories
-----------

     Inventories are valued at the lower of cost (first-in, first-out) or market, and consist of the following (in thousands):

                                            Dec. 27,              Dec. 28,
                                              1999                  1998
                                            -------                ------

Food and Non-Alcoholic Beverages            $  888                 $  917
Alcoholic Beverages                          1,379                  1,197
Merchandise                                     15                    174
                                            ------                 ------
                                            $2,282                 $2,288
                                            ======                 ======


Property and Equipment and Leased Property
------------------------------------------

     Depreciation and amortization are recorded for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. Leasehold interests and improvements and leased property are amortized over the shorter of the lease term or the asset life. The average estimated depreciable lives for financial reporting purposes are 30 years for buildings, 22 years for leasehold interests and improvements and leased property, and 3 to 7 years for equipment.

     Maintenance, repairs and minor purchases are expensed as incurred. Major purchases of equipment and facilities, and major replacements and improvements are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are reflected in the accompanying consolidated statements of operations as incurred.


Intangible and Other Assets
---------------------------

     Goodwill represents the excess of purchase price over the fair market value of net identifiable assets acquired. Goodwill was $10,043,000 and $7,539,000 at December 27, 1999 and December 28, 1998, respectively, net of accumulated amortization of $3,347,000 and $3,641,000, respectively. Goodwill recorded prior to 1999 is being amortized using the straight-line method over 40 years. Goodwill acquired in 1999 is being amortized using the straight-line method over 20 years. Approximately $379,000 in carrying value of goodwill was written off in 1999 upon the sale of one restaurant.

     The value of trade names is determined using conservative industry estimates for returns on assets. The estimated returns are capitalized using conservative rates common in the industry. The value of a trade name of $6,742,000, net of accumulated amortization of $233,000, is being amortized using the straight-line method over 20 years.

     Other assets include costs of liquor licenses of $358,000 and $397,000 at December 27, 1999 and December 28, 1998, respectively. In accordance with the guidelines of Financial Accounting Standards Board Statement No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"), the historical cost of liquor licenses acquired has been written down to a net realizable value. The carrying values of liquor licenses are not being amortized. A substantial number of licenses are transferable and were issued in California, which has a very restricted market for new licenses. For this reason, management believes the licenses, which have indefinite legal lives, will retain their value.

Long-Lived Assets
-----------------

     The Company evaluates its assets and properties for impairment, in accordance with SFAS No. 121, when events or circumstances indicate that carrying amounts may not be recoverable. In performing this analysis, the Company generally groups assets by individual location or restaurant property. Future estimated cash flows to be generated as a result of operating the particular restaurant, generally over specified lease terms or useful lives, are compared against the carrying value of the related assets.

Revenue Recognition
-------------------

     The Company records revenues from normal recurring sales upon the performance of services.


Fees and Royalties
------------------

     The Company previously operated a Chart House restaurant in Weehawken, New Jersey under a management agreement with the owner of the property that provided the Company with a fee of 7% of restaurant sales. In May 1998, the restaurant was completely destroyed by fire. The Company is named as an insured party in a policy held by the owner of the property. The insurance policy covers lost profits, and therefore, this business interruption has not had an impact on 1999 or 1998 operating results. Proceeds received in 1999 and 1998 for business interruption insurance were approximately $592,000 and $388,000, respectively. Management fees related to this operation were $592,000, $586,000, and $557,000 in 1999, 1998, and 1997, respectively.

     The Company generally recognizes royalty income upon receipt. In 1999, the Company recorded approximately $387,000 in royalties from a previously held subsidiary. Of this amount, approximately $120,000 was received in 1999 and the remaining was deferred in previous years, as result of the pending sale of this subsidiary.

Advertising
-----------

     The Company records advertising expense as incurred. Advertising expense was $1,091,000, $1,040,000, and $669,000, in fiscal years 1999, 1998, and 1997, respectively.

Income Taxes
------------

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance has been provided to reduce deferred tax assets to the amounts expected to be realized.

Stock Based Compensation
------------------------

     The Company has elected to account for stock based compensation under the intrinsic value method of accounting. This method measures compensation cost as the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's policy is to grant stock options at fair value on the grant date. The Company has disclosed required pro forma disclosures of compensation expense determined under the fair value method of accounting for stock based compensation as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123").

Net Income (Loss) Per Common Share
----------------------------------

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if all common stock equivalents were outstanding. Common stock equivalents are anti-dilutive, by definition, in periods reporting losses and, therefore, excluded from the weighted average number of shares calculation. The number of stock options outstanding, excluded from calculations of income (loss) per share because their impact is anti-dilutive, was 962,586, 921,103, and 612,816 in 1999, 1998, and 1997, respectively. The incremental effect of dilutive securities on weighted average shares outstanding used to compute diluted earnings per share was not material at December 27, 1999 or December 28, 1998. Diluted earnings per share equals basic earnings per share for all periods presented.

Segment Reporting
-----------------

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosure About Segments of an Enterprise and Related Information." This Statement requires that public companies report annual and interim financial and descriptive information about its reportable operating segments. Reportable operating segments are defined in the Statement as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in evaluating performance. SFAS No. 131 allows aggregation of similar operating segments into a single reportable operating segment if the components are considered similar under certain criteria. The Company believes its restaurants meet the criteria supporting aggregation of all restaurants into one operating segment.

Computer Software
-----------------

     The Company adopted AICPA, Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," effective December 29, 1998. This statement provides criteria to determine whether costs of computer software developed or obtained for internal use are expensed or capitalized. The adoption of this statement had no material impact on the Company's financial statements for the fiscal year ended December 27, 1999.


(2) PROPERTY & EQUIPMENT

     Depreciation expense was $3,842,000, $3,319,000, and $4,518,000 in 1999,
1998 and 1997, respectively. Included in Net Property & Equipment in the accompanying consolidated balance sheet at December 27, 1999 is property held for future development of $3,841,000 and assets held for disposal of approximately $4,769,000. The Company intends to dispose of the assets held for disposal in 2000.


(3)  RESTRUCTURING AND SPECIAL CHARGES

1999 charges
------------

     In 1999, the Company recorded a restructuring charge and write-down of assets totaling $4,890,000 in preparation for a 2000 expansion plan which required disposing of eleven restaurants whose operating results and economics were not conducive to the long-term success of the Company. The charges included:

     Write-down of assets to be disposed        $4,286,000
     Severance and other exit costs             $  604,000

     The write-down of assets to be disposed represents the estimated loss resulting from the write-down of the assets to fair value less costs to sell. It includes $3,460,000 in carrying value of tangible fixed assets and $826,000 in carrying value of goodwill. It is reasonably possible that these estimates will change in the near term due to uncertainties surrounding fair value and costs to sell. The Company intends to sell the restaurant properties, if owned, and equipment located at the properties. The assets to be disposed of include buildings, equipment, leasehold improvements and goodwill. The Company expects to dispose of these assets in 2000.

     The severance payments are due to 283 employees; primarily restaurant personnel along with eight corporate employees.

     The restaurants identified for disposal contributed $266,000, $852,000, and $1,201,000 of the income reported by the Company (excluding overhead allocations) in 1999, 1998 and 1997, respectively.

     There were no restructuring charges in 1998.

1997 charges
------------

     During 1997, the Company incurred significant restructuring charges in connection with the Company's strategy to, among other things, revitalize its core Chart House restaurants, dispose of non-core assets and selected under-performing Chart House restaurants, and reorganize senior management.

     In 1997, the charges of $43.4 million, as presented in the accompanying consolidated statement of operations, included:

     Write-down of assets to be disposed of                      $21.2 million
     Write-down of assets to be used in continuing operations    $16.8 million
     Severance and other relocation costs                        $ 5.4 million

     All of the restaurants and properties written down in 1997 have been disposed.

     In 1999, amounts paid and charged against the liability for severance and other special costs totaled $519,000 representing primarily severance payments. At December 27, 1999 and December 28, 1998, the balance of the liability established in previous years' restructuring charges (included in accrued liabilities) was $0 and $519,000, respectively. There were no amounts paid and charged against the liability established for the 1999 restructuring charges as of December 27, 1999.

(4)  ACQUISITIONS AND DISPOSITIONS

Business Combinations
---------------------

     In April, 1999 the Company purchased a restaurant business located in New York, New York d/b/a Angelo and Maxie's Steakhouse ("Angelo and Maxie's"). The acquisition was accounted for under the purchase method of accounting. The purchase price was $12,633,000. Of this amount approximately $10,383,000 was paid at closing, including costs of acquisition, with the remaining $2,250,000 due in equal installments over the subsequent 36 months. The identifiable net assets acquired included tangible net assets of $1,015,000, the value of the trade name of $6,975,000, and the value of a non-compete agreement of $450,000. Goodwill of $4,193,000 representing the excess of purchase price over the fair value of identifiable net assets acquired was recorded as a result of the acquisition. The intangible assets are being amortized on a straight-line basis over lives of 3 to 20 years. The results of operations of Angelo and Maxie's are included in the Company's consolidated results of operations from the date of its acquisition, April 22, 1999.

     The following unaudited pro forma results of operations present combined year to date historical financial information as if the acquisition occurred at the beginning of each fiscal year. This unaudited pro forma information may not be indicative of the results that actually would have occurred if the acquisition had taken place at the beginning of the periods presented, or of the future results of operations of the Company. All information, except per share amounts, are presented in thousands.


                                                  1999               1998
                                              $     per share    $     per share
                                            -------------------  ---------------
Revenues                                      $143,749           $154,967
(Loss) Income before Extraordinary Items and
         Cumulative Effects of Accounting
         Changes                              $ (3,914)  $ (.33) $65        $.01
Net (Loss) Income                             $ (3,914)  $ (.33) $18        $.00


Dispositions
------------

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

     In December 1997, the Company and Islands CA/AZ Holdings, Inc. completed a restructuring of the Company's note receivable from the partnership and purchase of the Company's 25% limited partner interest, generating net cash proceeds to the Company of approximately $17.1 million. In connection with the transaction, the Company agreed to guarantee through January 2004 an amount of $4.0 million of note obligations to the Islands partnership's new lender. The accompanying consolidated statement of operations for the year ended December 29, 1997 includes approximately $5.7 million of charges related to this transaction.

(5)  ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):


                                       December 27,         December 28,
                                          1999                 1998
                                       ------------        -------------

Bank Drafts Outstanding                  $ 3,317             $ 2,193
Unredeemed Gift Certificates               2,834               3,525
Payroll and Related Expenses               1,917               2,148
Insurance                                  1,294               2,075
Other                                      4,413               4,785
                                         -------             -------

                                         $13,775             $14,726
                                         =======             =======

(6)  INCOME TAXES

       The benefit for income taxes consists of the following components (in thousands):

                                             Fiscal Years Ended
                                      --------------------------------
                                        1999        1998        1997
                                      -------      -------     -------

Current                               $  (483)     $(2,762)    $  (537)
Deferred                                  483        2,762      (9,102)
                                      -------      -------     -------
Benefit for Income Taxes              $     -      $     -     $(9,639)
                                      =======      =======     =======

The income tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:


                                                 December 27,   December 28,
                                                     1999           1998
                                                   --------       --------
Deferred Tax Liabilities:

Excess of Tax Depreciation Over
 Book Depreciation                                 $  5,369       $  6,653
State Income Taxes                                       21             34
                                                   --------       --------

      Deferred Tax Liabilities                        5,390          6,687


Deferred Tax Assets:

Excess of Book Expense over Tax Expense
 Related to Restructuring Charges                    (1,559)        (1,572)
Excess of Book Expense over Tax Expense
 Related to Fixed Asset Write-Downs                  (7,303)        (7,922)
Excess of Book Expense over Tax Expense
 Related to Capitalized Leases                         (455)          (426)
Deferred Tax Credits, including Targeted Jobs
 and FICA Credit Carry Forwards                      (3,732)        (2,225)
Net Operating Loss Carry Forwards                    (3,307)        (2,753)
Compensation and Other Benefits Not
 Deducted Until Paid                                    (67)          (383)
Other Deferred Costs                                   (445)          (715)
                                                   --------       --------

     Deferred Tax Assets                            (16,868)       (15,996)
                                                   --------       --------

Net Deferred Tax Assets                             (11,478)       ( 9,309)
Deferred Tax Asset Valuation Allowance                6,098          3,945
                                                   --------       --------

Deferred Tax Assets                                $ (5,380)      $ (5,364)
                                                   ========       ========

     The benefit for income taxes reconciles to the amounts computed by applying the Federal statutory rate to income before tax as follows (in thousands):

                                          Fiscal Years Ended
                                     ------------------------------
                                        1999      1998      1997
                                      --------  --------  --------
Statutory Federal Income Tax
(Benefit) Provision                   $(1,204)    $ 194   $(13,858)
Amortization of Goodwill                   95        95      1,536
State Income Taxes, Net of
 Federal Benefit                          (77)      113       (716)
Deferred Tax Asset Valuation
 Allowance                              2,153       566      3,379
Meals and Entertainment                    28        27         20
FICA Tax Credit, net                     (995)     (995)         -
                                      -------     -----   --------

Benefit for Income Taxes              $     -     $   -   $ (9,639)
                                      =======     =====   ========

(7)  LONG-TERM DEBT

     Long-term debt of the Company is as follows (in thousands):

                                                                   December 27,   December 28,
                                                                      1999            1998
                                                                    --------        --------
Term loan payable to bank under Revolving Credit and Term
Loan Agreement, interest payable at LIBOR (5.47% at December
27, 1999) plus 3%                                                   $ 15,000         $     -
Outstanding line of credit under Revolving Credit and Term
Loan Agreement, interest payable at prime (8.5% at December 27,
1999) plus 1.25%                                                       4,200               -
Notes payable to banks under Revolving Credit Agreement,
interest payable quarterly at the bank's base rate (7.75% at
December 28, 1998)                                                         -           3,450
                                                                    ------------------------
Total outstanding debt                                                19,200           3,450
     Less: amount classified as current                               (1,500)              -
                                                                    ------------------------
Total long-term debt                                                $ 17,700         $ 3,450
                                                                    ========================

     In April 1999, the Company paid off the outstanding balance of an existing revolving credit agreement and entered into a Revolving Credit and Term Loan Agreement with the same bank, along with other lending institutions. This agreement provides for a revolving line of credit of up to $25 million and a term loan of $15 million, each of which mature on March 31, 2004. The interest rates on the revolving and term facilities are prime interest rate, plus a maximum of 1.25% and LIBOR, plus a maximum of 3.00%, respectively. The Company is required to pay a facility fee of .50% per annum on the unused portion of the commitment. At December 27, 1999, the unused portion of the commitment was approximately $20.8 million. The Revolving Credit and Term Loan Agreement requires compliance with several financial and non-financial covenants, including a financial covenant requiring the Company to maintain a leverage ratio of 3:1. All of the Company's assets and the capital stock of each of its subsidiaries are pledged as security to the banks in accordance with the terms of the agreement. The carrying value of long-term debt as of December 27, 1999 approximates fair value.

    Principal payments due for each of the following five years is as follows (in thousands):

Fiscal Years Ended
------------------

              2000                           $ 1,500
              2001                             4,000
              2002                             3,000
              2003                             4,000
              2004                             6,700
                                             -------
                                             $19,200
                                             =======

     Interest cost incurred and charged to expense was $2,023,000, $790,000, and $3,292,000 in 1999, 1998, and 1997, respectively.


(8)  LEASES

     The Company is committed under long-term lease agreements primarily involving land and restaurant buildings which expire on various dates through 2031. Also, a substantial number of leases contain renewal options ranging from five to fifty years. Certain of the leases require the payment of an additional amount by which a percentage of annual sales exceeds annual minimum rentals.
The total amount of such contingent rentals for the fiscal years 1999, 1998 and 1997 amounted to $2,029,000, $2,147,000 and $2,251,000, respectively.


Capital Leases
--------------

     At December 27, 1999, minimum lease payments under long-term capital leases were as follows (in thousands):

      Fiscal Years Ended
      ------------------

             2000                                               $  576
             2001                                                  576
             2002                                                  584
             2003                                                  520
             2004                                                  520
             Thereafter                                          4,884
                                                                ------

      Total Minimum Lease Payments                               7,660
      Less: Amount Representing Interest                         3,762
                                                                ------

      Total Obligations under Capital Leases                     3,898
      Less: Current Portion                                        185
                                                                ------

      Long-Term Obligations under Capital Leases,
      with an Average Interest Rate of  9.5%                    $3,713
                                                                ======

     Amortization of leased property under capital leases is included in depreciation and amortization on the accompanying consolidated statements of results of operations.

Operating Leases
----------------

     The Company is committed under long-term operating leases to make minimum rental payments as follows (in thousands):

      Fiscal Year Ended
      -----------------

             2000                    $ 4,372
             2001                      4,622
             2002                      4,306
             2003                      4,419
             2004                      4,060
             Thereafter               24,771
                                     -------
                                     $46,550
                                     =======

     Minimum rental expense for all operating leases, excluding contingent rent, for the fiscal years 1999, 1998 and 1997 was $3,442,000, $3,468,000 and
$4,140,000, respectively.

(9)  EMPLOYEE BENEFIT PLANS

     The Company's 401(k) Plan allows qualified employees to contribute through payroll deductions from 1% to 10% of gross pay. The Company makes basic matching contributions to the plan equal to 25% of the first 5% of the employee's contribution, not to exceed $1,250 per employee per year. In addition, the Company will make a supplemental 25% matching contribution on the first 5% of the employees contribution, not to exceed $1,250 per employee, per year, on a quarterly basis if targeted financial results are achieved. Company matching contributions and administrative costs associated with the plan were $133,000, $454,000 and $325,000 for the fiscal years 1999, 1998 and 1997, respectively.

     The Company's Executive Benefit and Wealth Accumulation Plan allows qualified key executives to defer compensation of at least $5,000 per year and to obtain supplemental survivor and disability benefits.

(10) STOCK OPTION PLANS

     In July 1989, the Board of Directors adopted and the stockholders of the Company approved the 1989 Non-Qualified Stock Option Plan (the "1989 Plan") which authorized the grant of non-qualified stock options to purchase up to 250,000 shares of the Company's common stock. Under the 1989 Plan, options to purchase 250,000 shares were granted in 1989 to certain senior management and other employees at a fair market value exercise price of $13.50 per share. The options vested at a rate of 25% per year over four years and expire ten years from the date of grant. In December 1991, the Board of Directors approved an exchange program giving option holders under the 1989 Plan an opportunity to surrender their existing options in exchange for the reissuance of a new option with an exercise price of $8.50 that covers one-half the number of shares covered by the existing option. The exchange also required the four-year vesting schedule to start over. Options covering a total of 7,250 shares were reissued in connection with this exchange program. In September 1995, the Board of Directors approved an additional exchange program giving all option holders, excluding executive officers, the opportunity to surrender their existing $13.50 options and $8.50 options for the reissuance of new options with an exercise price of $6.25 that covers one-half the number of shares covered by the existing $13.50 options and four-fifths the number of shares covered by the existing $8.50 options. The exchange required a new two-year vesting period. In 1998, the Board of Directors approved an adjustment disallowing future grants under the 1989 Plan.

     In February 1992, the Board of Directors adopted, and stockholders approved, the 1992 Stock Option Plan (the "1992 Plan"), which authorized the grant of non-qualified options to purchase up to 310,000 shares of the Company's common stock. The options under the 1992 Plan were awarded at exercise prices equal to the fair market value of the common stock at the date of grant. Through 1998, management and other employees were granted stock options to purchase an aggregate of 377,000 shares of common stock (which included option grants for shares totaling 70,500 related to previously granted and forfeited options). The options vest at a rate of 20% per year over five years and expire ten years from the date of grant. In 1998, the Board of Directors approved an adjustment disallowing future grants under the 1992 Plan.

     In May 1996, the Board of Directors adopted, and stockholders approved, the 1996 Stock Option Plan (the "1996 Plan"), which authorizes the grant of non-qualified stock options to employees to purchase up to 1,000,000 shares of the Company's common stock. Options were granted in 1997, 1998, and 1999 to employees at exercise prices ranging from $4.19 to $8.63 per share, the fair market value at the date of grant. The options granted generally vest at a rate of 20% per year over five years and expire ten years from the date of grant. There are 274,865 options available for future grant under the 1996 Plan as of December 27, 1999.

     In 1998, options to purchase a total of 10,000 shares of common stock were granted to directors following the Company's annual meeting of shareholders under the 1996 Nonemployee Director Stock Compensation Plan (see Note 11). There were 12,500 options granted in 1997.

     In addition to options granted under the plans described above, an option to purchase 20,000 shares of common stock was granted to an officer of the Company in April 1988 at a price of $2.31 per share. The option vested over a five-year period and would have expired ten years from the date of grant. In August 1997, this officer exercised the remaining 10,000 shares outstanding and exercisable. An option to purchase 100,000 shares was granted in May 1997 to a director of the Company at an exercise price of $6.75 per share, the fair market value at date of grant. This option grant, which is not covered under the Company's option plans, was subsequently approved at the annual stockholders' meeting in May 1998, and expires ten years from date of grant. An option to purchase 160,000 shares of common stock was granted to an officer of the Company in March 1998 at a price of $7.00, the fair market value on the date of grant. This option grant, which is not covered under the Company's option plans, was subsequently approved at the annual stockholders' meeting in May 1998, and expires ten years from date of grant.

    There have been no charges to operations with respect to options granted in the 1999, 1998 and 1997 fiscal years.

     The following table summarizes stock option transactions for the fiscal years 1997, 1998 and 1999:

                                                                                             Weighted Average
                         ISO Plan/                                                                Option
                           Other       1989 Plan     1992 Plan     1996 Plan   Total Shares   Price Per Share
                         ---------     ---------     ---------     ---------   ------------  ----------------
Outstanding,
 December 30, 1996          10,000       103,050       196,000       323,500        632,550           $7.84
 Granted                   512,500             -             -       451,500        964,000           $7.52
 Exercised                 (10,000)       (1,250)      (32,000)      (13,800)       (57,050)          $5.68
 Forfeited                (400,000)      (64,800)      (89,400)     (355,100)      (909,300)          $7.90
                          --------       -------       -------      --------      ---------
Outstanding
 December 29, 1997         112,500        37,000        74,600       406,100        630,200           $7.46
 Granted                   170,000             -             -       491,000        661,000           $6.80
 Exercised                       -        (3,500)      (19,900)       (1,630)       (25,030)          $6.21
 Forfeited                       -       (18,050)      (29,200)     (294,990)      (342,240)          $7.81
                          --------       -------       -------      --------      ---------
Outstanding,
 December 28, 1998         282,500        15,450        25,500       600,480        923,930           $6.83
 Granted                         -             -             -       287,500        287,500           $4.71
 Exercised                       -             -             -             -              -
 Forfeited                       -       (11,200)      (16,500)     (178,275)      (205,975)          $7.62

Outstanding at
 December 27, 1999         282,500         4,250         9,000       709,705      1,005,455           $6.12
                          ========       =======       =======      ========      =========

Exercisable at
  December 27, 1999        157,500         4,250         9,000       123,425        294,175           $6.79
                          ========       =======       =======      ========      =========

     The following table summarizes information concerning outstanding and exercisable stock options as of December 27, 1999:

 Range of          Shares Covered by Options    Weighted Average Price          Weighted Average
Exercise Prices    Outstanding    Exercisable   Outstanding    Exercisable       Remaining Years
------------------------------------------------------------------------------------------------
$4.19-$6.25          450,965        52,535         $ 4.93         $ 5.41             9.20
$6.50-$8.63          548,490       235,640         $ 7.02         $ 6.95             7.90
$12.88-$12.88          6,000         6,000         $12.88         $12.88             4.13
                   ----------------------------------------------------------------------
Total              1,005,455       294,175         $ 6.12         $ 6.79             8.46
                   ======================================================================

    The Company applies Accounting Principles Board Opinion No. 25, ("Accounting for Stock Issued to Employees"), and related interpretations in accounting for its employee stock option plans and, accordingly, does not recognize compensation expense. Had the Company elected to recognize compensation expense based on the fair value at the grant date for options granted under the plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss) and per share amounts would reflect the following pro forma amounts (in thousands):

                                      1999           1998               1997
                                      ----           ----               ----
Net (Loss) Income
 As Reported                        $(3,540)        $  571           $(31,118)
 Pro Forma                          $(3,924)        $  209           $(31,406)

Net (Loss) Income
 Per Common Share:
  As Reported                       $  (.30)        $  .05           $  (2.91)
  Pro Forma                         $  (.33)        $  .02           $  (2.94)

Weighted average fair value
   of options granted               $  2.59         $ 2.93           $   3.36

Expected stock price volatility          49%            47%                46%
Risk-free interest rates                6.3%           4.8%               5.8%
Expected lives                          6.0 years      4.0 years          4.9 years
Dividend yield                          0.0%           0.0%               0.0%


     In accordance with SFAS 123, pro forma amounts reflect only options granted since fiscal year 1996 and not the options granted prior to 1996 from the 1989 Plan and 1992 Plan. Therefore, the full impact of calculating compensation cost for stock options is not reflected in the pro forma results set forth above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to fiscal year 1996 is not considered. In addition, these amounts may not be representative of the impact on net income and earnings per share in future years due to future grants and vesting requirements.

(11) STOCKHOLDERS' EQUITY

     The Company's preferred stock may be issued in one or more series and the Board of Directors may fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of each class or series so authorized.

     In May 1996, the Board of Directors adopted and stockholders of the Company approved the 1996 Nonemployee Director Stock Compensation Plan. The plan provides the right for each nonemployee director, at his or her election, to receive Company common stock and stock options in lieu of cash compensation and the automatic grant to each participating director of an option to purchase 2,500 shares of common stock as of the date of each annual meeting of shareholders. There are a total of 50,000 shares reserved for issuance under the plan. A total of 12,630, 10,122 and 7,846 shares of common stock were issued to directors under this plan in 1999, 1998, and 1997, respectively.

(12) RELATED PARTY TRANSACTIONS

     Related party transactions with EGI Risk Services, Inc., EGI Corporate Investments, Inc., Lettuce Entertain You Enterprises, Inc. and Rosenberg and Liebentritt, P.C. totaled $1,638,000, $2,103,000, and $772,000 in 1999, 1998, and 1997, respectively. The transactions reflect arm's length transactions involving insurance brokerage, consulting and legal services. The relationships stem from one or more members of the Company's Board of Directors maintaining influential management positions at or within these organizations.

(13) COMMITMENTS AND CONTINGENCIES

Litigation and Other Contingencies
----------------------------------

     The Company periodically is a defendant in cases incidental to its business activities. While any litigation or investigation has an element of uncertainty, the Company believes that the outcome of any of these matters will not have a materially adverse effect on its financial condition or operations.

     The Company maintains letters of credit primarily to cover insurance reserves. At December 27, 1999, outstanding letters of credit amounted to $2,464,000.

     The Company has guaranteed certain bank debt obligations of third parties with maximum potential liability totaling $5,035,000 as of December 27, 1999.

   The Company is contingently liable, in certain circumstances, for certain lease obligations of the Islands restaurants sold in 1996.

(14) SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

     The following is a summary of the unaudited quarterly results of operations for 1999 and 1998 (in thousands, except per share data):

1999                                                                         Quarter Ended
------------------------------------------------------------------------------------------------------
                                             March 29       June 28       September 27     December 27
Revenues                                     $34,631        $37,329          $36,040          $32,937
                                             -------        -------          -------          -------

Costs and Expenses:
Cost of Sales                                 11,099         11,810           11,416           10,734
Restaurant Labor                              10,406         11,056           10,518           10,035
Other Operating Costs                          7,904          8,155            7,825            8,046
 Selling, General and
  Administrative Expenses                      2,986          3,142            2,905            2,439
Depreciation and Amortization                  1,837          2,034            1,996            1,963
Gains on Sales of Assets                           -           (742)               -                -
Write-down of Assets and Restructuring             -              -                -            4,890
and Unusual Charges
Interest Expense                                 275            328              803              617
Interest Income                                    -              -                -                -
                                             --------------------------------------------------------
       Total Costs and Expenses               34,507         35,783           35,463           38,724
                                             -------        -------          -------          -------

Income (Loss) Before Income Taxes                124          1,546              577           (5,787)
Provision (Benefit) for Income Taxes               -              -                -                -

Net Income (Loss)                            $   124        $ 1,546          $   577          $(5,787)
                                             ========================================================
Net Income (Loss) Per Share                  $   .01        $   .13          $   .05          $  (.49)
                                             ========================================================
Weighted Average Shares Outstanding           11,763         11,763           11,767           11,775
                                             ========================================================

1998                                                                         Quarter Ended
------------------------------------------------------------------------------------------------------
                                             March 30       June 29       September 28     December 28
                                             --------       -------       ------------     -----------
Revenues                                     $37,152        $38,522          $37,018          $32,496
                                             -------        -------          -------          -------

Costs and Expenses:
 Cost of Sales                                11,957         12,172           12,336           10,923
 Restaurant Labor                             10,022         10,782           11,051           10,223
 Other Operating Costs                         8,428          9,358            8,708            8,461
 Selling, General and Administrative
  Expenses                                     3,586          3,851            3,655            3,261
 Depreciation and Amortization                 1,823          1,821            1,717            1,240
 Gains on Sales of Assets                          -              -                -           (1,534)
 Interest Expense                                211            179              193              207
 Interest Income                                   -             (1)             (13)               -
                                             -------        -------          -------          -------

         Total Costs and Expenses             36,027         38,162           37,647           32,781
                                             -------        -------          -------          -------

Income (Loss) Before Income Taxes              1,125            360             (629)            (285)
Provision (Benefit) for Income Taxes             349            112             (153)            (308)
                                             -------        -------          -------          -------

Net Income (Loss)                            $   776        $   248          $  (476)         $    23
                                             =======        =======          =======          =======

Net Income (Loss) Per Share                  $   .07        $   .02          $  (.04)         $     -
                                             =======        =======          =======          =======

Weighted Average Shares Outstanding           11,734         11,730           11,752           11,763
                                             =======        =======          =======          =======

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Chart House Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Chart House Enterprises, Inc. (a Delaware corporation) and subsidiaries as of December 27, 1999 and December 28, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 27, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chart House Enterprises, Inc. and subsidiaries as of December 27, 1999 and December 28, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 27, 1999 in conformity with generally accepted accounting principles.


                                             ARTHUR ANDERSEN LLP

Chicago, Illinois
January 24, 2000

BOARD OF DIRECTORS

BARBARA R. ALLEN
Chief Operating Officer,
Paladin Resources, L.L.C.

LINDA WALKER BYNOE
President and Chief Executive Officer,
Telemat Ltd.

WILLIAM M. DIEFENDERFER III
Partner,
Diefenderfer, Hoover, Boyle & Wood

F. PHILIP HANDY
Private Investor

STEPHEN OTTMANN
President and Chief Executive Officer,
Lettuce Entertain You Enterprises, Inc.

THOMAS J. WALTERS
President and Chief Executive Officer,
Chart House Enterprises, Inc.

SAMUEL ZELL
Chairman,
Equity Group Investments, L.L.C.

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Chicago, Illinois

TRANSFER AGENT & REGISTRAR
BankBoston, N.A.
c/o EquiServe
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3120
www.equiserve.com

ANNUAL MEETING
The Company's annual meeting of
stockholders will be held Monday,
May 15, 2000 at 10:00 a.m. at:

One North Franklin Street
Third Floor
Chicago, Illinois 60606

COMPANY OFFICERS

THOMAS J. WALTERS

President and Chief Executive Officer

WILLIAM M. SULLIVAN

Executive Vice President and Chief Financial Officer

NYDIA I. CASAS

Vice President--Purchasing

THOMAS S. DOWNS

Vice President--Marketing

PETER A. LUCAS

Vice President--Chart House Operations, East

LAURA A. MONDROWSKI

Vice President and Corporate Counsel

SUSAN MORLOCK

Vice President--Human Resources

MARK RUNNING

Vice President--Chart House Operations, West

TIMOTHY WHITLOCK

Vice President--Angelo and Maxie's Operations


CORPORATE OFFICES
640 LaSalle Street, Suite 295
Chicago, IL 60610
(312) 266-1100

THE COMPANY

Chart House Enterprises, Inc., based in Chicago, Illinois, operates 39 Chart House restaurants, one Peohe's restaurant, and one Angelo and Maxie's steakhouse which are full-service dinner houses located in 17 states.

COMMON STOCK INFORMATION

The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol CHT. On March 7, 2000, there were approximately 600 holders of record of the Company's Common Stock. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The following table sets forth the quarterly high and low sales prices for a share of the Company's Common Stock for the two most recent fiscal years.

                      1999        HIGH      LOW
---------------------------------------------------

First Quarter                     6 1/4      4
Second Quarter                    6 11/16    4
Third Quarter                     7 7/16     5 5/16
Fourth Quarter                    6          4 1/8


                      1998        HIGH      LOW
---------------------------------------------------------------

First Quarter                     7 3/8      6
Second Quarter                    9 3/16     6 11/16
Third Quarter                     8 11/16    4 9/16
Fourth Quarter                    6 1/8      4


SEC FORM 10-K REPORT

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge to stockholders and may be obtained by writing to:

Chief Financial Officer
Chart House Enterprises, Inc.
640 LaSalle Street, Suite 295
Chicago, Illinois 60610

STOCKHOLDER MAILING LIST

The Company maintains a direct mailing list to ensure that stockholders whose shares are held in the name of a brokerage firm, bank or other person may receive corporate reports on a timely basis. If you would like your name added to this list, please send us your request in writing.