Form 10-K, Exhibit 13
period 2000-12-25
CHART HOUSE ENTERPRISES INC
filed 2001-03-13
CIK 820757

A Clearer View
-------------------------------------------------------------------------------

Chart House Enterprises has sharpened its focus for 2001 and has a clearer view of its business than at anytime in its recent past. We learned the hard way by seeing well-choreographed strategies and aggressive expansion plans succumb to reality. But in the end, we have emerged from a turbulent 2000 as a company in touch with the marketplace and a renewed sense of fiscal responsibility.

Our first humbling moment came as a result of our planned closing of 11 under-performing Chart House locations. While the pruning and pairing back of a business can indeed be good business, it can also take a toll on the company, its employees and loyal customers in markets no longer served. I am happy to report that our own initiative has been successful, however, the post-closure transition is on-gong and we continue to work hard to address any significant repercussions.

Angelo and Maxie's also gave us a reality check. After a highly successful opening of our second location in Mid-town Manhattan, we went on to open restaurants in Atlanta, Washington, D.C. and Phoenix. Unfortunately, the combination of construction delays and the opening of the locations with significant pre-opening costs forced us to slow further expansion of the concept. We also have temporarily "tabled" other plans to begin growing the
Chart House concept.   We are still on course to open new Angelo & Maxie's
locations in West Palm Beach, Florida and Reston, Virginia in 2001. Thereafter, we plan to revisit a realistic, but disciplined, growth strategy for both concepts built upon their strong sales performance and the Company achieving solid return on investment targets.

Finally, despite our best efforts, we did not create new financial wealth for shareholders in 2000. We did, however, create inherent value within Company operations by adding new and promising locations and strengthening our core business.

The clearer view today is that a true transformation of a concept takes time. The Chart House concept has emerged from a three-year repositioning to take its place as a solid, lean, restaurant company, newly outfitted to produce profit and long-term growth. The concept is more focused, with a stronger brand position than it has ever enjoyed in the past. With a creative, new seafood-focused menu that has received rave reviews from coast to coast, and spectacular views from newly remodeled interiors, the Chart House transformation is near complete and paying off. Indeed, one telling accomplishment of the last year speaks volumes: Chart House experienced strong same store sales growth of 6.3%
- a clear indication that 2001 should be very bright for all of us.

What is also clear to us is that the building of a new quality concept also takes time and an ever-watchful eye on the bottom line. The Angelo and Maxie's brand has been well received and we remain optimistic about its ability to generate solid sales much earlier in the opening cycle.

Despite high pre-opening investments, the Angelo and Maxie's concept has made respectable showings in all of the markets it has entered in a relatively short time frame. Manhattan, a renowned barometer of trends and tastes, is in love with Angelo and Maxie's, and we expect this love affair to spread outside of the island into our new markets. In a serious effort to add directly to the Company's bottom line, we've made great strides in driving excess costs from the Angelo & Maxie's pre-opening formula and have fine-tuned our operations. The result will be more efficient entries into markets for our new Angelo & Maxie's locations in 2001 and beyond.

As we look ahead to 2001, with a clearer view of our business, Chart House Enterprises begins its 40th Anniversary with two vital concepts. Both concepts are in-touch with America's dining tastes. Their menus are strong, their atmospheres are exciting, and their service and guest protocols are winners.


/s/ Thomas J. Walters


Thomas J. Walters
President and Chief Executive Officer



CHART HOUSE RESTAURANTS

Coming off the introduction of an imaginative seafood menu in 1999 to the remodeling of nearly all of its Chart House restaurants to a contemporary decor, and the re-opening of cornerstone locations in Boston and Weehawken, the Company's system-wide revitalization program which began two years earlier is almost complete.

Chart House is on course and steadily building its renown as a restaurant Serious About Seafood. A new Fresh Fish selection was added to the menu, giving guests the opportunity to choose from eight varieties of fish prepared three exciting ways: grilled, baked or blackened. An Alaska Seafood promotion, in the spring, brought more rare selections, associating Chart House with the freshest, most sought after species.

The frequent dining program, ViewPoints, continues to grow, over 200,000 members strong. Program enhancements in 2000 included the use of electronic mail to communicate more cost effectively and motivate loyal Chart House guests to return on a more frequent basis.

Chart House also teamed with Transmedia/I-Dine, enabling a member base of four million dining enthusiasts to earn rewards when eating at Chart House restaurants nationwide.

The opportunities for growth continue for a restaurant concept with 40 years of quality and dedication steering the way to a promising future.



ANGELO and MAXIE'S STEAKHOUSE

From its 1996 beginning in the Flatiron district of New York, Angelo and Maxie's has proven that its warm, inviting ambience, thick, juicy steaks and energetic atmosphere, carries wide consumer appeal.

The popular see-and-be-seen spots are serving the right blend of traditional steakhouse brawn with a spirited attitude to win over the appetites of today's up and comers. The target demographic, ages 25-44, has a higher disposable income, a penchant for fashionable dining spots, and a desire to see-and-be-seen.

In cities from Atlanta to Phoenix to the nation's capitol, the concept has met with rave reviews. "Steakhouse delivers with big, beefy portions," proclaims the Atlanta Journal-Constitution. "You are in for a treat," chimes the Washington Times. "This place sizzles," declares The Arizona Republic.

Chart House launched an edgy advertising campaign to differentiate the brand from its stuffier counterparts and deliver a fresh twist on an American classic: the steakhouse. Bold print ads, in eye-catching red and black, feature glamour girls wearing shades with a cow reflected in the lens and a sexy pout uttering, "meat/not meat" - a carryover from the menu. Bold radio spots reinforce the brand's hip-factor.

Angelo and Maxie's appeal lies in its ability to draw from its supper-club era elegance to delivering an energetic dining experience for today's tastes. The concept is poised to move into new markets, while maintaining the entrepreneurial spirit that inspired the Company to take Angelo & Maxie's to new heights.

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table presents the results of operations for each of the fiscal years in the three years ended December 25, 2000. The dollar amounts are in thousands.

                                               2000                   1999                  1998
------------------------------------------------------------------------------------------------------------
                                              Amount        %        Amount       %        Amount        %
------------------------------------------------------------------------------------------------------------
Revenues                                     $141,697     100.0     $140,937    100.0     $145,188     100.0

Costs and Expenses:
 Cost of Sales                                 46,347      32.7       45,059     32.0       47,388      32.6
 Restaurant Labor                              40,499      28.6       42,015     29.8       42,078      29.0
 Other Operating Costs                         32,640      23.0       31,930     22.6       34,955      24.1
 Selling, General and Administrative           13,312       9.4       11,472      8.1       14,353       9.9
  Expenses
 Depreciation and Amortization                  6,922       4.9        7,830      5.6        6,601       4.5
 Pre-opening Costs                              5,266       3.7         -         -             -        -
 Write Down of Assets and                       3,810       2.7        4,890      3.5           -        -
  Restructuring and Unusual Charges
 Loss (Gain) on Sales of Assets                   278       0.2         (742)    (0.5)      (1,534)     (1.0)
                                             ---------------------------------------------------------------
(Loss) Income from Operations                  (7,377)     (5.2)      (1,517)    (1.1)       1,347       0.9
 Interest Expense, net                          3,049       2.2        2,023      1.4          776       0.5
                                             ---------------------------------------------------------------
(Loss) Income Before Income                   (10,426)     (7.4)      (3,540)    (2.5)         571       0.4
 Taxes
Provision for Income Taxes                       -          -           -         -             -        -
                                             ---------------------------------------------------------------
Net (Loss) Income                            $(10,426)     (7.4)    $ (3,540)    (2.5)    $    571       0.4
                                             ===============================================================

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

________________________________________________________________________________

Fiscal years 2000, 1999 and 1998

    At December 25, 2000 Chart House Enterprises, Inc. (the "Company") operated 41 Chart House restaurants (which includes the Peohe's restaurant). Of those restaurants, one restaurant has been designated for closure. Management estimates that this restaurant will be closed in 2001. Comparable restaurant revenue growth (restaurants open continuously for all three years), excluding the restaurant held for disposal, for the past three years have been:

                               2000      1999      1998
                               ----      ----      ----
    Comparable restaurants      6.3%      3.4%      0.3%

    Revenue growth at comparable restaurants during 2000 is attributed to the continued focus on executing a quality menu with uncompromising customer service, and, in several locations, renewed interest following significant remodeling. The increase in 1999 was attributable to a new menu created in 1998. Chart House implemented this menu into all designated restaurants during a year-long roll out which began in the third quarter 1998. Revenues were negatively affected, temporarily, at many restaurants during the implementation period.

    Total revenues increased 0.5%, or $760,000 in 2000 and decreased (2.9%), or ($4,251,000) in 1999. In 2000, comparable restaurant growth and revenues contributed by new restaurant openings were equally offset by the permanent closure of underperforming restaurants. The 1999 decrease from 1998 revenues reflects the loss in revenues by disposing of several restaurants and the Solana Beach Baking Company. These decreases were partially offset by the acquisition of the Angelo & Maxie's concept and continued growth of restaurants not identified for disposal. The table below reflects the impact, (increase or (decrease) in thousands), on total revenues resulting from strategic decisions implemented over the past three years.

                                                                          2000      1999      1998
                                                                         ---------------------------
     Continuing Restaurants                                             $  6,538   $ 3,322   $(3,298)
     New Restaurant Openings (1)                                          10,398         -         -
     Angelo and Maxie's (acquired in Q2 1999)                              3,742     6,439         -
     Restaurants Held for Disposal                                          (534)        -         -
     Permanent Closure of Restaurants                                    (19,384)   (8,805)   (2,108)
     Solana Beach Baking Company (sold in 1998)                                -    (5,207)     (608)
                                                                        --------   -------   -------
           Total                                                        $    760   $(4,251)  $(6,014)

    (1) New restaurants were open an average of five months in 2000.

    Cost of sales as a percentage of revenues increased by 0.7% versus 1999. The increase is largely due to the increase in the ratio of Angelo and Maxie's restaurants to total restaurants. The menu at Angelo and Maxie's contains significantly more beef items and large portion sizes. This results in higher food costs than have typically been realized at the Chart House restaurants. The Company anticipates continued decreases in profit margin as the proportionate revenue contribution from Angelo and Maxie's increases with the growth of the concept. The higher cost of sales percentage in 1998 is due to the 1998 implementation of the new menu which required intensive training and practice, increasing food waste.

    Restaurant labor was lower as a percentage of revenues in 2000 versus 1999, both in hourly wages and in manager compensation, due to the sales leverage on the fixed portion of compensation. In 1999, higher restaurant labor expense was due to enhanced management staffing and the addition of several catering sales managers, as well as training expenditures related to the new menu roll out.

    Other operating costs increased as a percentage of sales in 2000 versus 1999. The increase versus 1999 is largely attributable to increased rent expense resulting from a sale-leaseback transaction, which occurred in June 2000. This strategy allowed for proceeds of $15 million which were used to pay down loan balances. The increase in rent affected margins by 1.5%. These increases are somewhat offset by reduction in repair and maintenance expense. The savings in repair and maintenance expense equated to 0.5% of sales in 2000. The 1999 decrease versus 1998 is primarily a result of significant restaurant remodeling in both 1998 and 1999. The capital investment relieved the Company of major ongoing repair and maintenance expenditures.

    Selling, general, and administrative expenses increased as a percentage of sales versus 1999. The increase versus 1999 reflects Company initiatives in 2000 to expand its restaurant base and build a corporate infrastructure to promote the new concept and restaurant growth. The Company expensed $400,000 reflecting one-time severance charges for terminated employees in 2000. Remaining increases reflect increased insurance expenses. The decrease in 1999 in selling, general, and administrative expenses versus 1998 are largely due to one time costs in 1998 of relocating the corporate office from Solana Beach, California to Chicago, Illinois.

    Depreciation and amortization decreased as a percentage of sales since 1999 due to the fewer number of restaurants currently in operation. Further, a sale-leaseback entered into in June 2000 eliminated depreciation for five buildings. Depreciation and amortization increased between 1999 and 1998 as a result of significant capital investment in approximately 50% of the Chart House restaurants during the latter half of 1998 and all of 1999. In addition, there was significant incremental amortization relating to the intangible assets acquired in the 1999 business combination.

    The Company has incurred approximately $5,266,000 in expenditures during 2000 related to the opening of new restaurants. These costs primarily reflect salaries and benefits and training costs for new employees. The Company opened four new Angelo and Maxie's restaurants and re-opened two major Chart House restaurants (Boston and Weehawken) during 2000.

    The Company incurred special charges of $4,890,000 in 1999 for asset write-downs and other charges related to the closure of eleven Chart House restaurants. In 2000, the Company incurred an additional $3,810,000 restructuring charge reflecting incremental exit costs and asset write-downs for the remaining restaurants identified for disposal. The restructuring charge includes a net write-down of assets of $979,000 and an additional restructuring charge of $2,831,000. There were no similar charges in 1998. A description of the 2000 and 1999 special charges is detailed in "Restructuring Actions and Special Charges".

    Several asset disposals resulted in a net loss of $278,000 during 2000. Six restaurant properties were sold in 1999 generating gains of $742,000. The 1998 results include gains on sales of non-core assets totaling $1,534,000, stemming primarily from the sale of Solana Beach Baking Company and Company-held investments.

     Interest expense increased in 2000 as compared to 1999, reflecting a full year interest on the $15 million term loan obtained in mid 1999.

    Operating loss before taxes, gains and losses on sales, restructuring charges, and write-downs of assets were ($6,338,000), or (4.5%) of sales in 2000. Comparable results in 1999 reflect income of $608,000, or 0.4% of sales; and a loss of $(963,000), or (0.7%) of sales in 1998. The decrease in profits in 2000 reflects expenses incurred for opening new restaurants.


RESTRUCTURING ACTIONS AND SPECIAL CHARGES

    In 1999, the Company committed to an expansion plan of both the Chart House concept and the Angelo and Maxie's concept. This plan included a reorganization of operations and, as a result, eleven restaurants were identified for disposal. All eleven restaurants remained open through December 27, 1999. In the fourth quarter 1999, the Company recorded $4,286,000 in asset impairment write-down, including impairment of goodwill, and $604,000 in exit costs and severance payments due 283 employees. By the end of 2000, ten of the eleven restaurants identified for disposal had closed. Management anticipates closure and disposal of the remaining restaurant in 2001.

    In 2000, the Company recorded an additional restructuring charge of $3,810,000. The charge reflects additional net asset impairment write-downs totaling $979,000, which reflects reduction in carrying value of assets held for disposal to zero. A restructuring charge of $2,831,000 reflects incremental exit costs, primarily occupancy costs incurred.

    The remaining restaurant identified for disposal did not contribute significantly to the Company's consolidated income in 2000, 1999 or 1998.


OPERATING OUTLOOK

    This outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially.

    The main operational objectives in 2001 are to focus on building brand recognition for the Angelo and Maxie's concept through the execution of strong operations, supplemented by focused marketing messages. The Chart House restaurants reflect the strongest and most profitable group of restaurants the Company has managed in many years. A majority of the restaurants have had recent significant remodels and renovations and execute a quality menu to the highest standards. Management believes that the sales growth reflects the positive acceptance of the changes made within Chart House.

    Commodity price increases, especially beef prices, will decrease profit margins to the extent the Company is not able to pass these price increases to the customer. Any future minimum wage increases legislated by federal and state authorities will have a detrimental impact on labor margins. The Company continues to evaluate efficiencies to ensure that any significant impact will not have to be mitigated by price increases.

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

    Results of operations in 2001 will likely see a reduction in pre-opening expenses of approximately $4.5 million. Having opened six restaurants in 2000, management has developed a method to ensure a high quality and cost efficient opening for the two restaurants to be opened in 2001. Further openings are not anticipated in 2001. The Company's focus will be to maximize its investment in the Angelo and Maxie's concept. Subsequently, based on results achieved during 2001, the Company will determine its future growth model based on available resources, and its ability to deliver adequate shareholder returns.


LIQUIDITY AND CAPITAL RESOURCES

                                                   (IN `000S)
                                           2000       1999      1998
                                          -------   --------   -------
 Cash from operating activities           $   552   $  3,177   $ 3,507
 Cash used for acquisition                      -    (10,383)        -
 Cash used in investing activities
  (other than for acquisition)             (6,836)    (6,474)   (6,234)
 Cash provided by financing activities      6,243     13,838     2,788
                                          -------   --------   -------

 Net (decrease) increase in cash          $   (41)  $    158   $    61
                                          =======   ========   =======

    Cash from operating activities decreased in 2000 due to the payment of more than $5 million in pre-opening expenses, occupancy costs incurred at restaurants held for disposal, and increased insurance costs. The Company does not anticipate significant pre-opening expense in 2001. In 2000, the Company received more than $2 million in lease incentives from various landlords. The proceeds were used to fund construction of the related properties. Significant additional lease incentives are not anticipated in the foreseeable future.

    Cash used in investing activities in 2000 consists of capital expenditures approaching $25 million offset by $17.8 million in proceeds from the disposal of restaurant properties. The $11 million increase in capital expenditures from 1999 to 2000 reflects investment in four newly constructed Angelo and Maxie's steakhouses. Capital expenditures in previous years reflects remodeling and renovation of existing restaurants. The Company currently projects 2001 capital expenditures to be $12 million of which approximately $9 million reflects commitments on new restaurant construction and $3 million will be used for existing restaurant capital expenditures.

    Cash provided by financing activities in 2000 includes the proceeds of the related party subordinated debt and net borrowings under the Revolving Credit and Term Loan Agreement ("Agreement"). In 2000 the Company began making principal payments on the $15 million term loan secured in 1999. Principal payments on the term loan continue each quarter until its maturity in March 2004. Continued payments to the previous owners of the Angelo and Maxie's concept totaled $750,000 in 2000. Payments under this agreement continue until April 2002.

    The Company requires capital principally for the construction and opening expenses for new restaurants and for the remodeling and refurbishing of existing restaurants. The Company's primary sources of working capital are cash flows from operations and borrowings under the Agreement that provides up to a $17.5 million line of credit.

    At the end of 2000, the Company had approximately $11.1 million in outstanding borrowings under its line of credit, compared with $4.2 million at the end of 1999. The incremental borrowings were used to fund the net increase in investing activities, to fund the $1.5 million principal payments due on the term loan, and to fund operating activities including more than $5 million in pre-opening expenses. At the end of 2000, the Company had $4.6 million available under its line of credit.

    The Company has approximately $9 million in commitments and liabilities stemming from construction of six new restaurants during 2000. On February 20, 2001 the Company entered into several agreements with affiliates of Samstock, L.L.C., the Company's largest stockholder, and Samuel Zell, the Company's Chairman of the Board, (the "Related Parties") to secure short term and long term financing to fund those obligations. Those agreements are described below:

    . The Company secured subordinated notes ("Notes") totaling $13 million. The Notes accrue interest at the applicable Eurodollar rate plus 16% and are payable upon closing of the Rights Offering, referred to below, or March 31, 2005, whichever is earlier, provided that up to $5 million in borrowings may remain outstanding following the Rights Offering. The terms of the Notes require that the funds be used to pay construction costs. The Company has been advanced $2 million of the $13 million in availability under the Notes which is recorded in the accompanying consolidated balance sheet as a non-current liability. A fee of 12% per annum is being charged on the unused portion of the availability under the Notes. Interest accrues and is payable when certain leverage ratios are attained. Management believes that these ratios will not be attained and that interest will be accrued for all of 2001.

    . The Company is required by the terms of the Notes to conduct a rights offering ("Rights Offering"). Pursuant to the Rights Offering, the Company will offer to each of its stockholders rights to purchase up to $8.5 million of newly issued Series A senior convertible redeemable preferred stock. The Related Parties have agreed to act as a standby purchaser to ensure the sale, at the subscription price, of all of the Series A preferred shares offered pursuant to the Rights Offering. The terms of the preferred stock include 10% dividends, payable in cash or in-kind, semi-annually in arrears, liquidation preference over common stock, and optional redemption by the holder of all shares for a limited time six years following issuance. Further, the preferred stock is convertible into common stock at any time on a one-to-one basis, unless dividends are accrued but unpaid, or as shall be adjusted to avoid undue dilution. Payment of cash dividends is not anticipated in the foreseeable future. The proceeds of the Rights Offering will be used to repay a portion of the Notes.

    . In conjunction with the Notes, the Related Parties have executed a $5.9 million letter of credit on behalf of one of the Company's construction vendors.

    In addition, the Agreement has been amended to permit the Company to issue the Notes, increase availability under the line of credit to $17.5 million, and revise various financial covenants. The Agreement requires compliance with several financial covenants including specified limits for the Company's leverage ratio, debt service ratio, interest coverage ratio, capital expenditures, adjusted leverage ratio, minimum EBITDA, as well as other non-financial covenants.

    The Company believes that the availability under the Notes, the proceeds from the Rights Offering, the availability under the Agreement, and cash flow from operations will be sufficient to fund capital expenditure commitments, working capital needs and scheduled principal payments under the term loan.

    The Company may require alternative sources of long-term financing. However, no assurance can be given that such financing will be available or available on terms satisfactory to the Company. Management expects to remain in compliance with the covenants of the Agreement. The nature of the restaurant industry creates uncertainty in the ability to maintain sales trends exhibited in the last several quarters. Several factors, including many of which are not in the Company's control, can affect current sales trends negatively. It is foreseeable that these negative impacts could affect the Company's compliance with covenants under the Agreement.


EFFECT OF INFLATION

    Management does not believe inflation has had a significant effect on Company operations during the past several years. Although the Company generally has been able to substantially offset increases in its operating costs resulting from inflation by increasing menu prices or making other adjustments, there can be no assurance that it will be able to do so in the future. Although management does not anticipate inflation having a material effect on income from restaurant operations in 2001, future increases in labor, food or other operating costs including utilities, could adversely affect Company operating results.


SEASONALITY AND OTHER INFORMATION

    The Company's business is seasonal in nature with revenues for the second and third quarters greater than in the first and fourth quarters.


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

                                                      Selected Financial Data
                                        (In thousands, except per share data)


                                                    2000                1999              1998             1997          1996
====================================================================================================================================
Revenues                                          $141,697            $140,937          $145,188         $151,202      $160,551
Impairment Write-downs and                           3,810               4,890                 -           43,374         7,833
 Restructuring Charges
Total Operating Expenses                           152,123             144,477           144,617          191,959       168,767
(Loss) Income Before Income Taxes                  (10,426)             (3,540)              571          (40,757)       (8,216)
Net (Loss) Income                                  (10,426)             (3,540)              571          (31,118)       (5,423)
Net (Loss) Income Per Common Share -                  (.88)               (.30)              .05            (2.91)         (.66)
 Basic and Diluted (1)
Balance Sheet Data (End of Period):
Total Assets:                                      108,395             100,456            88,446           88,245       148,925
Current Portion of Long-Term                         4,210               2,435               724              816         6,772
 Indebtedness
Long-Term Indebtedness                              25,908              22,413             8,470            5,746        50,499
Stockholder's Equity                                45,961              56,289            59,754           59,005        71,308
Number of Restaurants at Year End                       46                  51                58               60            63

----------------
     (1) Effective December 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). The adoption of the standard had no material impact for any of the years presented above. For all years presented, basic and diluted earnings per share are the same.

                CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except for share data)

                                                         December 25,   December 27,
ASSETS                                                       2000           1999
                                                         ------------   ------------
Current Assets:
    Cash and Equivalents                                   $    383       $    424
    Accounts Receivable, net of Allowance for Doubtful
      Accounts of $226 in 2000 and $176 in 1999               3,764          2,969
    Inventories                                               2,401          2,282
    Prepaid Expenses and Other Current Assets                   811            530
    Current Portion of Deferred Tax Asset                        77            288
                                                           --------       --------
Total Current Assets                                          7,436          6,493
                                                           --------       --------
Property and Equipment, at Cost:
    Land                                                          -          3,904
    Buildings                                                     -         15,384
    Equipment                                                35,387         33,115
    Leasehold Interests & Improvements                       71,596         54,821
    Construction in Progress                                  9,518          3,380
                                                           --------       --------
                                                            116,501        110,604
Less:  Accumulated Depreciation and Amortization             39,311         42,621
                                                           --------       --------
Net Property & Equipment                                     77,190         67,983

Leased Property under Capital Leases, Less Accumulated
  Amortization of $2,319 in 2000 and $2,329 in 1999           1,979          2,514

Other Assets, Less Accumulated Amortization of $3,860
  in 2000 and $3,680 in 1999:
    Goodwill                                                  8,282         10,043
    Trade Name                                                6,394          6,742
    Non-current Portion of Deferred Tax Asset                 5,303          5,092
    Other Assets                                              1,811          1,589
                                                           --------       --------
Total Other Assets, net                                      21,790         23,466
                                                           --------       --------
                                                           $108,395       $100,456
                                                           ========       ========

                The accompanying notes are an integral part of
                      these consolidated balance sheets.

                CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                                            December 25,   December 27,
LIABILITIES AND STOCKHOLDERS' EQUITY                            2000           1999
                                                            ------------   ------------
Current Liabilities:
    Current Portion of Long-Term Obligations                  $  4,210       $  1,685
    Accounts Payable                                            19,596          9,711
    Accrued Liabilities                                         12,720         10,358
                                                              --------       --------
Total Current Liabilities                                       36,526         21,754

Non-Current Liabilities (Excluding Current Portion):
    Deferred Payments on Acquisition                               250          1,000
    Long-Term Debt                                              20,600         17,700
    Long-Term Debt to Related Parties                            2,000              -
    Long-Term Obligations under Capital Leases                   3,058          3,713
                                                              --------       --------
Total Non-Current Liabilities (Excluding Current Portion)       25,908         22,413

Commitments and Contingencies

Stockholders' Equity:
    Preferred Stock, $1.00 par value, authorized
      10,000,000 shares; 0 outstanding in 2000 and 1999              -              -
    Common Stock, $.01 par value, authorized 30,000,000
      shares; 11,795,529 and 11,775,191 shares
      outstanding in 2000 and 1999, respectively                   118            118
    Additional Paid-In Capital                                  61,276         61,178
    Accumulated Deficit                                        (15,433)        (5,007)
                                                              --------       --------
Total Stockholders' Equity                                      45,961         56,289
                                                              --------       --------
                                                              $108,395       $100,456
                                                              ========       ========

                The accompanying notes are an integral part of
                      these consolidated balance sheets.

                CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                        FISCAL YEARS ENDED
                                                                 12/25/00    12/27/99    12/28/98
                                                                 --------    --------    --------
Revenues                                                         $141,697    $140,937    $145,188
                                                                 --------    --------    --------
Costs and Expenses:
    Cost of Sales                                                  46,347      45,059      47,388
    Restaurant Labor                                               40,499      42,015      42,078
    Other Operating Costs                                          32,640      31,930      34,955
    Selling, General and Administrative Expenses                   13,312      11,472      14,353
    Depreciation and Amortization                                   6,922       7,830       6,601
    Pre-opening Costs                                               5,266           -           -
    Write Down of Assets and Restructuring and Unusual Charges      3,810       4,890           -
    Loss (Gain) on Sales of Assets                                    278        (742)     (1,534)
                                                                 --------    --------    --------
(Loss) Income from Operations                                      (7,377)     (1,517)      1,347

Interest Expense, net                                               3,049       2,023         776
                                                                 --------    --------    --------
(Loss) Income Before Income Taxes                                 (10,426)     (3,540)        571
Provision for Income Taxes                                              -           -           -
                                                                 --------    --------    --------
Net (Loss) Income                                                $(10,426)   $ (3,540)   $    571
                                                                 ========    ========    ========
Net (Loss) Income Per Common Share - Basic and Diluted           $  (0.88)   $  (0.30)   $   0.05
                                                                 ========    ========    ========
Weighted Average Shares Outstanding                                11,788      11,767      11,745
                                                                 ========    ========    ========

 The accompanying notes are an integral part of these consolidated statements.

                CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                                           COMMON STOCK      ADDITIONAL                    TOTAL
                                         ----------------     PAID-IN      RETAINED    STOCKHOLDERS'
                                         SHARES    AMOUNT     CAPITAL      DEFICIT        EQUITY
                                         ------    ------    ----------    --------    -------------
Balance, December 29, 1997               11,727     $117       $60,926     $ (2,038)      $ 59,005
Exercise of Stock Options                    26        1           155            -            156
Nonemployee Director Compensation            10        -            22            -             22
Net Income                                    -        -             -          571            571
                                         ------     ----       -------     --------       --------
Balance, December 28, 1998               11,763      118        61,103       (1,467)        59,754
Nonemployee Director Compensation            12        -            75            -             75
Net Loss                                      -        -             -       (3,540)        (3,540)
                                         ------     ----       -------     --------       --------
Balance, December 27, 1999               11,775      118        61,178       (5,007)        56,289
Issuance of New Shares                       21        -            98                          98
Net Loss                                      -        -             -      (10,426)       (10,426)
                                         ------     ----       -------     --------       --------
Balance, December 25, 2000               11,796     $118       $61,276     $(15,433)      $ 45,961
                                         ======     ====       =======     ========       ========

 The accompanying notes are an integral part of these consolidated statements.

                 CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                                FISCAL YEARS ENDED
                                                                             ------------------------------------------------------
                                                                             12/25/00             12/27/99              12/28/98
===================================================================================================================================
Cash Flows from Operating Activities:
   Net (Loss) Income                                                         $(10,426)            $ (3,540)             $    571
   Adjustments to Reconcile Net (Loss) Income
     to Cash Flows Provided by Operating Activities:
         Depreciation and Amortization                                          6,922                7,830                 6,601
         Amortization of Debt Issuance Costs                                      180                   92                     -
         Common Stock Issued in lieu of Compensation                                -                   75                    22
         Loss (Gain) on Retirement and Write-Down of Assets                     1,257                3,544                (1,534)
         Change in Net Current Liabilities:
           (Increase) Decrease in Accounts Receivable                            (795)                 306                   (26)
            Decrease in Refundable Income Taxes                                     -                    -                   537
           (Increase) Decrease in Inventories                                    (119)                 152                   336
           (Increase) Decrease in Prepaid Expenses and
             Other Assets                                                        (281)                  30                  (131)
            Increase in Accounts Payable                                        3,311                  923                 1,513
            Increase in Deferred Income                                         2,966                    -                     -
           (Decrease) in Accrued Liabilities                                   (2,463)              (6,235)               (4,382)
                                                                             ------------------------------------------------------
         Cash Provided by Operating Activities                                    552                3,177                 3,507
                                                                             ------------------------------------------------------
Cash Flows from Investing Activities:
    Expenditures for Property and Equipment                                   (24,403)             (13,839)              (10,225)
    (Increases) Reductions in Other Assets                                       (268)                   2                   (67)
    Net Proceeds from Disposition of Assets                                    17,835                7,363                 4,058
    Business Acquisition, net of cash                                               -              (10,383)                    -
                                                                             ------------------------------------------------------
         Cash Used in Investing Activities                                     (6,836)             (16,857)               (6,234)
                                                                             ------------------------------------------------------
Cash Flows from Financing Activities:
    Principal Payments on Obligations under                                      (205)                (724)                 (818)
     Capital Leases
    Net Borrowings under Revolving Credit Agreement                             6,900                  750                 3,450
    Proceeds from Issuance of Debt                                              2,000               15,000                     -
    Payments of Debt                                                           (1,500)                   -                     -
    Debt Issuance Costs                                                          (300)                (688)                    -
    Payments under Acquisition Agreement                                         (750)                (500)                    -
    Proceeds from Issuance of Common Stock                                         98                    -                   156
                                                                             ------------------------------------------------------
         Cash Provided by Financing Activities                                  6,243               13,838                 2,788
                                                                             ------------------------------------------------------
(Decrease) Increase in Cash                                                       (41)                 158                    61
Cash, Beginning of Year                                                           424                  266                   205
                                                                             ------------------------------------------------------
Cash, End of Year                                                            $    383             $    424              $    266
                                                                             ======================================================

Supplemental Cash Flow Disclosure:
Cash Paid During the Year For:
Interest                                                                     $  2,539             $  1,695              $    735
Income Taxes                                                                 $    158             $   (395)             $   (205)
Non-Cash Investing and Financing Activities:
     Liabilities Incurred for Construction in Progress                       $  6,574             $    351                     -
     Capitalized Lease Obligations Released                                  $   (115)            $   (197)                    -
     Deferred Payment Obligation Incurred for Business
      Acquisition                                                            $      -             $  1,750                     -

 The accompanying notes are an integral part of these consolidated statements.

                 CHART HOUSE ENTERPRISES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 25, 2000



(1)  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
--------------------

    Chart House Enterprises, Inc. and its subsidiaries, all of which are wholly owned (hereinafter referred to as the "Company"), is engaged in the restaurant business. The subsidiaries of the Company include:

Chart House, Inc.
Pacific Ocean Enterprises, Inc.
Big Wave, Inc.
Chart House Acquisition, Inc.
West 52nd Street, Inc.
Analos Company
Chart House Enterprises of Puerto Rico, Inc.
Chart House Enterprises of Idaho, Inc.
Chart House of Maryland, Inc.
Chart House of Annapolis, Inc.
Cork & Cleaver, Inc.
Solana Beach Baking Company, Inc.
Chart House Acquisition of Maryland, Inc.

    At December 25, 2000, the Company operated 40 Chart House restaurants, one Peohe's restaurant, and five Angelo and Maxie's restaurants. The restaurants are located primarily on the East and West Coasts of the United States. At December 27, 1999, the Company operated 51 restaurants.

    The Company previously operated Solana Beach Baking Company, a wholesale bakery, through October 1998. The Company sold this operation in October 1998. Revenues were $5.2 million in 1998.


Basis of Presentation
---------------------

    The Company reports fiscal years under a 52/53-week format. This reporting method is used by many companies in the restaurant and retail industries and is meant to improve year-to-year comparisons of operating results. Under this method, certain years will contain 53 weeks. The determinable years are based upon the selection of acceptable alternatives including: the last specified day in the quarter, or a specified day closest to the calendar quarter end as the fiscal quarter end. In 1996, the Company reported the Monday closest to the calendar quarter end as its official fiscal quarter. In 1999, the Company changed this alternative to the last Monday of the calendar quarter as its official fiscal quarter end. The first three quarter ending dates in 1999 were the same under either alternative. Fiscal year 1999 would have ended on January 3, 2000 under the previously chosen alternative. Financial information for fiscal year 1999 without the change would have resulted in approximately $3 million in incremental revenues and no significant incremental net income.


Principles of Consolidation
---------------------------

    The accompanying consolidated financial statements include the accounts of all subsidiaries of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
----------------

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Reclassification
----------------

    Certain prior year balances have been reclassified to conform to the current year presentation.


Cash and Equivalents
--------------------

    Cash and equivalents include investments that are readily convertible to cash with an original maturity date of three months or less and are stated at cost, which approximates fair value. The cash amount presented in Cash on the accompanying consolidated balance sheets represents cash held at the restaurant locations. Bank overdrafts of $7,810,000 and $5,705,000 for 2000 and 1999, respectively, are presented net of cash on-hand at banks of $2,101,000 and $695,000 for 2000 and 1999, respectively, in Accounts Payable on the accompanying consolidated balance sheets.


Inventories
-----------

    Inventories are valued at the lower of cost (first-in, first-out) or market, and consist of the following (in thousands):

                                     Dec. 25,  Dec. 27,
                                       2000      1999
                                     --------  --------
Food and Non-Alcoholic Beverages      $  954    $  888
Alcoholic Beverages                    1,376     1,379
Merchandise                               71        15
                                      ------    ------
                                      $2,401    $2,282
                                      ======    ======

Construction in Progress
------------------------

    Administrative costs incurred to construct new assets and get them ready for their intended use are capitalized as a component of cost. These costs primarily include salary and travel expenses for construction managers employed by the Company. Interest costs incurred during the construction period are capitalized and amortized once the site is ready for its intended use. Interest capitalized in 2000 and 1999 was $198,000 and $0, respectively.


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


Intangible and Other Assets
---------------------------

    Goodwill represents the excess of purchase price over the fair market value of net identifiable assets acquired. Goodwill was $8,282,000 and $10,043,000 at December 25, 2000 and December 27, 1999, respectively; net of accumulated amortization of $3,028,000 and $3,347,000, respectively. Goodwill recorded prior to 1999 is being amortized using the straight-line method over 40 years. Goodwill acquired in 1999 is being amortized using the straight-line method over 20 years. The amount of amortization expense recorded was $424,000, $420,000, and $688,000 in 2000, 1999, and 1998, respectively. Approximately $1,325,000 in carrying value of goodwill was written off in 2000 due to the sale of four restaurant properties In 1999, $379,000 in carrying value of goodwill was written off upon the sale of one restaurant and $826,000 was written down as part of the asset write down for restaurants included in the restructuring charges. See "Write Down of Assets and Restructuring and Unusual Charges".

    The value of trade names is determined using conservative industry estimates for returns on assets. The estimated returns are capitalized using conservative rates common in the industry. The value of a trade name was $6,394,000 and $6,742,000, net of accumulated amortization of $581,000 and $233,000, in 2000 and 1999, respectively is being amortized using the straight-line method over 20 years. The amount of amortization expense recorded was $348,000, $233,000, and $0 in 2000, 1999, and 1998, respectively.

    Other assets include costs of liquor licenses of $571,000 and $358,000 at December 25, 2000 and December 27, 1999, respectively. The carrying values of liquor licenses are recorded at the lower of cost or net realizable value and are not being amortized. A substantial number of licenses are transferable and were issued in California, which has a very restricted market for new licenses. For this reason, management believes the licenses, which have indefinite legal lives, will retain their value.

    There were debt issuance costs of $847,000 and $727,000, net of accumulated amortization of $272,000 and $92,000, included in other assets at December 25, 2000 and December 27, 1999, respectively. The amounts reflect fees paid in conjunction with the Company's long-term debt facilities and are being amortized over the four-year term of the facilities. The amount of amortization expense recorded was $180,000, $92,000, and $0 in 2000, 1999, and 1998, respectively.


Long-Lived Assets
-----------------

    The Company evaluates its assets and properties for impairment, in accordance with Financial Accounting Standard Board Statement No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"), when events or circumstances indicate that carrying amounts may not be recoverable. In performing this analysis, the Company generally groups assets by individual location or restaurant property. The amount of impairment, if any, is measured by comparing future estimated cash flows to be generated as a result of operating the particular restaurant, generally over specified lease terms or useful lives, against the carrying value of the related assets. The Company recorded a net impairment charge of $979,000, $4,286,000 and $0 in 2000, 1999 and 1998, respectively as part of the asset write down for restaurants included in the restructuring charges. See "Write Down of Assets and Restructuring and Unusual Charges".

Fair Value of Financial Instruments
-----------------------------------

    The carrying amounts of cash, accounts receivable and payable, and accrued liabilities approximate fair value because of the short-term nature of the items. The carrying amounts of the Company's line of credit, notes and other payables approximate fair value either due to their short-term nature, the variable rates associated with these debt instruments or based on current rates offered to the Company for debt with similar characteristics.


Deferred Income
---------------

    In 2000, landlords contributed $2.3 million to the Company through lease incentives. The unamortized balance is included in Accrued Liabilities on the accompanying consolidated balance sheet. The balance is amortized against rental expense over the term of the lease.


Revenue Recognition
-------------------

    The Company records revenues from normal recurring sales upon the performance of services.


Fees and Royalties
------------------

    The Company previously operated a Chart House restaurant in Weehawken, New Jersey under a management agreement with the owner of the property that provided the Company with a fee of 7% of restaurant sales. In May 1998, the restaurant was completely destroyed by fire. The Company was named as an insured party in a policy held by the owner of the property. The insurance policy covers lost profits, and therefore, this business interruption did not have an impact on 1999 or 1998 operating results. Proceeds received in 1999 and 1998 for business interruption insurance were approximately $592,000 and $388,000, respectively. Management fees related to this operation were $592,000, $586,000 in 1999 and 1998, respectively. There were no business interruption insurance proceeds or management fees received in 2000 due to the termination of the management agreement.

    The Company previously operated a Chart House restaurant in Baltimore, Maryland that was closed by the property owner in 1999 for redevelopment. The Company recorded $211,000 and $215,000 in lost profits received from the property owner for fiscal years 2000 and 1999, respectively. No future lost profits proceeds are anticipated.

    The Company generally recognizes royalty income when the amounts are estimable. The Company recorded approximately $124,000, $387,000, and $0, in 2000, 1999 and 1998, respectively, in royalties from a previously held subsidiary.


Advertising
-----------

    The Company records advertising expense as incurred. Advertising expense was $1,619,000, $1,091,000 and $1,040,000 in fiscal years 2000, 1999, and 1998, respectively.


Pre-opening Costs
-----------------

    Pre-opening costs include hiring and training of employees for new restaurants and are expensed as incurred.


Income Taxes
------------

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance has been provided to reduce deferred tax assets to the amounts expected to be realized. Remaining realizable assets are supported by anticipated turn-around of deferred tax liabilities and future projected taxable income.


Stock Based Compensation
------------------------

    The Company has elected to account for stock based compensation under the intrinsic value method of accounting. This method measures compensation cost as the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's policy is to grant stock options to purchase the Company's stock at a price equal to fair market value at the date of grant. The compensation expense is amortized on a straight-line basis over the vesting period of the options. The Company has disclosed required pro forma disclosures of compensation expense determined under the fair value method of accounting for stock based compensation as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123").


Net Income (Loss) Per Common Share
----------------------------------

    Basic earnings per share is computed by dividing net income(loss) available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if all common stock equivalents were outstanding. Common stock equivalents are anti-dilutive, by definition, in periods reporting losses and, therefore, excluded from the weighted average number of shares calculation. The number of stock options outstanding, excluded from calculations of income (loss) per share because their impact is anti-dilutive, was 977,681, 962,586, and 921,103 in 2000, 1999, and 1998,
respectively. Diluted earnings per share equals basic earnings per share for all periods presented.


Segment Reporting
-----------------

    Reportable operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in evaluating performance. The Company believes its restaurants meet the criteria supporting aggregation of all restaurants into one operating segment.


Derivative Instruments and Hedging Activities
---------------------------------------------

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 defines derivative instruments and requires that these items be recognized as assets or liabilities in the statement of financial position. This statement is effective for financial statements issued for periods beginning June 15, 1999. However, SFAS No. 137 defers the effective date for one year to June 15, 2000. As of December 25, 2000 the Company does not have any derivative instruments.


(2)  ALLOWANCE FOR DOUBTFUL ACCOUNTS

    The Company's allowance for doubtful accounts receivable was $226,000 and 176,000 in 2000 and 1999, respectively. There were no accounts written off to the allowance in either year and the allowance was increased by $50,000, $140,000, and $0 in 2000, 1999, and 1998, respectively. The expense is classified as Other Operating Costs in the accompanying consolidated statement of operations.


(3)  PROPERTY & EQUIPMENT

    Depreciation expense was $3,270,000, $3,842,000, and $3,319,000 in 2000,
1999, and 1998, respectively. Included in Net Property & Equipment in the accompanying consolidated balance sheet at December 25, 2000 and December 27, 1999 is property held for future development of $9,518,000 and $3,380,000 and assets held for disposal of $0 and $4,769,000 respectively.

    In June 2000, the Company entered into a sale-leaseback agreement whereby land and buildings owned by the Company were sold to a third party for $15 million in proceeds and subsequently leased back to the Company pursuant to an operating master lease. The gain on disposal of $345,000 was deferred and is recorded in Accrued Liabilities in the accompanying consolidated balance sheet. The gain is being amortized against future rent expense over the term of the lease.


(4)  WRITE DOWN OF ASSETS AND RESTRUCTURING AND UNUSUAL CHARGES

    In 1999, the Company committed to an expansion plan of both the Chart House concept and the Angelo and Maxie's concept. This plan included a reorganization of operations and, as a result, eleven restaurants were identified for disposal. All eleven restaurants remained open through December 27, 1999. In the fourth quarter 1999, the Company recorded $4,286,000 in asset impairment write down, including impairment of goodwill, and $604,000 in exit costs and severance payments due 283 employees. The write down of assets to fair value reflected management's estimates of proceeds upon sale less cost to sell. By the end of 2000, ten of the eleven restaurants identified for disposal had closed and three remained held for disposal. Management anticipates closure and disposal of the remaining restaurants in 2001.

    In 2000, the Company recorded a restructuring charge of $3,810,000. The charge reflects additional net fixed asset write-downs totaling $979,000, which reflects reduction in carrying value of assets held for disposal to zero. The write down of assets to fair value reflected management's estimates of proceeds upon sale less cost to sell. A restructuring charge of $2,831,000 reflects incremental exit costs, primarily occupancy costs, for three restaurant properties not yet disposed of.

    The restaurants identified for disposal in the 2000 plan did not contribute significantly to the Company's income (excluding overhead allocations) in 2000, and had contributed $266,000 and $852,000 in 1999 and 1998, respectively.

    The following table illustrates the amounts paid and charged against the liability for severance and other exit costs in 2000.

          Liability at December 27, 1999    $   604,000

          Amounts Paid                       (1,831,000)

          Incremental Charges                 2,831,000
                                            -----------

          Liability at December 25, 2000    $ 1,604,000
                                            ===========

    The liability at December 25, 2000 includes severance due 21 employees and is included in Accrued Liabilities in the accompanying consolidated balance sheets.

    There were no restructuring charges in 1998.


(5)  ACQUISITIONS AND DISPOSITIONS

Business Combinations
---------------------

    In April 1999 the Company purchased a restaurant business located in New York, New York d/b/a Angelo and Maxie's Steakhouse ("Angelo and Maxie's"). The acquisition was accounted for under the purchase method of accounting. The purchase price was $12,633,000. Of this amount approximately $10,383,000 was paid at closing, including costs of acquisition, with the remaining $2,250,000 due in equal installments over the subsequent 36 months. The identifiable net assets acquired included tangible net assets of $1,015,000, the value of the trade name of $6,975,000, and the value of a non-compete agreement of $450,000. The non-compete agreement is being amortized over its three-year term. Goodwill of $4,193,000 representing the excess of purchase price over the fair value of identifiable net assets acquired was recorded as a result of the acquisition. The intangible assets are being amortized on a straight-line basis over lives of 3 to 20 years. The results of operations of Angelo and Maxie's are included in the Company's consolidated results of operations from the date of acquisition, April 22, 1999.



The following unaudited pro forma results of operations present combined year to date historical financial information as if the acquisition occurred at the beginning of each fiscal year. This unaudited pro forma information may not be indicative of the results that actually would have occurred if the acquisition had taken place at the beginning of the periods presented, or of the future results of operations of the Company. All information, except per share amounts, are presented in thousands:

                                                        1999                    1998
                                                $           per share   $           per share
                                                ---------------------   ---------------------
Revenues                                        $143,749                $154,967
(Loss) Income before Extraordinary Items and
         Cumulative Effects of Accounting
         Changes                                $ (3,914)     $(.33)    $65           $.01
Net (Loss) Income                               $ (3,914)     $(.33)    $18           $.00


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


(6)  ACCRUED LIABILITIES

    Accrued liabilities consist of the following (in thousands):

                                December 25,    December 27,
                                    2000            1999
                                ------------    ------------
Deferred Income                   $ 2,966         $     -
Unredeemed Gift Certificates        2,256           2,834
Payroll and Related Expenses        2,235           1,917
Exit Costs                          1,604             604
Insurance                           1,192           1,294
Other                               2,467           3,709
                                  -------         -------
                                  $12,720         $10,358
                                  =======         =======


(7)  INCOME TAXES

    The provision for income taxes consists of the following components (in thousands):

                                 Fiscal Years Ended
                              -------------------------
                               2000     1999     1998
                              -------   -----   -------
Current:
State                         $(1,018)  $(395)  $  (501)
Federal                        (4,598)    (88)   (2,261)
                              -------   -----   -------
 Total Current:                (5,616)   (483)   (2,762)
Deferred:
State                           1,018     395       501
Federal                         4,598      88     2,261
                              -------   -----   -------
 Total Deferred:                5,616     483     2,762
                              -------   -----   -------
Provision for Income Taxes    $  -      $ -     $  -
                              =======   =====   =======

The income tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                 December 25,   December 27,
                                                     2000           1999
                                                 ------------   ------------
Deferred Tax Assets:

Excess of Book Expense over Tax Expense
 Related to Restructuring Charges                  $  1,701        $ 1,559
Excess of Book Expense over Tax Expense
 Related to Fixed Asset Write-Downs                   5,995          7,303
Excess of Book Expense over Tax Expense
 Related to Capitalized Leases                          522            455
Deferred Tax Credits, including Targeted Jobs
 and FICA Credit Carry Forwards                       4,334          3,732
Net Operating Loss Carry Forwards                    11,526          3,307
Compensation and Other Benefits Not
 Deducted Until Paid                                      -             67
Other Deferred Costs                                    546            445
                                                   --------        -------

   Deferred Tax Assets                               24,624         16,868
                                                   --------        -------

Deferred Tax Liabilities:

Excess of Tax Depreciation Over
 Book Depreciation                                   (8,121)        (5,369)
 Compensation and Benefits                             (236)             -
 State Income Taxes                                     (78)           (21)
                                                   --------        -------
   Deferred Tax Liabilities                          (8,435)        (5,390)
                                                   --------        -------

Net Deferred Tax Assets                              16,189         11,478
Deferred Tax Asset Valuation Allowance              (10,809)        (6,098)
                                                   --------        -------
Net Deferred Tax Assets                            $  5,380        $ 5,380
                                                   ========        =======

    Gross operating loss carryforwards were $29,936,000 and $8,589,000 as of December 25, 2000 and December 27, 1999, respectively. Operating loss carry forwards expire annually beginning in the year 2018. Tax credits expire in various years beginning in the year 2010.

    The provision for income taxes reconciles to the amounts computed by applying the Federal statutory rate to income before tax as follows (in thousands):

                                     Fiscal Years Ended
                                 --------------------------
                                  2000       1999     1998
                                 -------    -------   -----
Statutory Federal Income Tax
(Benefit) Provision              $(3,545)   $(1,204)  $ 194
Keyman's Insurance                     3          -       -
Amortization of Goodwill              74         95      95
State Income Taxes, Net of
 Federal Benefit                    (406)       (77)    113
Deferred Tax Asset Valuation
 Allowance                         4,711      2,153     566
Meals and Entertainment               34         28      27
FICA Tax Credit, net                (871)      (995)   (995)
                                 -------    -------   -----
Provision for Income Taxes       $     -    $     -   $   -
                                 =======    =======   =====


(8)  LONG-TERM DEBT

    Long-term debt of the Company is as follows (in thousands):

                                                                         December 25,    December 27,
                                                                             2000            1999
                                                                         ------------    ------------
Term loan payable to bank under Revolving Credit and Term Loan
 Agreement, interest payable at LIBOR (6.66% at December 25,
 2000 and 5.47% at December 27, 1999) plus 4% in 2000 and 3% in
 1999                                                                      $13,500         $15,000
Outstanding line of credit under Revolving Credit and Term Loan
 Agreement, interest payable at prime (9.5% at December 25,
 2000 and 8.5% at December 27, 1999) plus 2.25% in 2000 and                 11,100           4,200
 1.25% in 1999
Subordinated Note payable to related party, interest payable at
 LIBOR plus 16%                                                              2,000               -
                                                                           -----------------------
Total outstanding debt                                                      26,600          19,200
     Less: amount classified as current                                     (4,000)         (1,500)
                                                                           -----------------------
Total long-term debt                                                       $22,600         $17,700
                                                                           =======================

    In April 1999, the Company paid off the outstanding balance of an existing revolving credit agreement and entered into a Revolving Credit and Term Loan Agreement ("Agreement") with the same bank, along with other lending institutions. This Agreement provided for a revolving line of credit of up to $25 million and a term loan of $15 million, each of which mature on March 31, 2004. The interest rates on the revolving and term facilities were at the Company's option, prime interest rate, plus a maximum of 1.25% or LIBOR, plus a maximum of 3.00%, respectively. The Company was required to pay a facility fee of .50% per annum on the unused portion of the commitment, $20.8 million at December 27, 1999. The Agreement required compliance with several financial covenants including specified limits for the Company's leverage ratio, consolidated net worth, debt service ratio, interest coverage ratio, and capital expenditures as well as other non-financial covenants. All of the Company's assets and the capital stock and assets of each of its subsidiaries were pledged as security to the banks in accordance with the terms of the Agreement.

    The Agreement was amended effective December 24, 2000. The Agreement, as amended, provides for a revolving line of credit of up to $17.5 million and a term loan of $15 million, each of which mature on March 31, 2004. The interest rates on the revolving and term facilities are at the Company's option, prime interest rate, plus a maximum of 2.25% or LIBOR, plus a maximum of 4.00%, provided that a portion of the Term Loan in the aggregate amount of $5 million bears interest at LIBOR plus 14% until a certain financial ratio is attained. During the fourth quarter 2000, the Company maintained the ratio requiring payment at the higher interest rate. The incremental interest accrued is not material. The Company is required to pay a facility fee of .50% per annum on the unused portion of the commitment. At December 25, 2000, the unused portion of the commitment was approximately $4.6 million. The Agreement requires compliance with several financial covenants including specified limits for the Company's leverage ratio, debt service ratio, interest coverage ratio, capital expenditures, adjusted leverage ratio, minimum EBITDA, as well as other non-financial covenants. The Agreement, as amended, affirms that the bank cures or waives any events of default during the fourth quarter 2000 and the Company is in compliance with the terms of the Agreement as of December 25, 2000. All of the Company's assets and the capital stock and assets of each of its subsidiaries are pledged as security to the banks in accordance with the terms of the Agreement.

    In November 2000, a related party loaned the Company $2 million pursuant to an unsecured note. See "Related Party Transactions". Amounts outstanding under the note are subordinated to amounts owing under the Agreement. The proceeds were used to fund working capital requirements as well as scheduled principal payments on the term loan. The terms of this note have been amended and restated and are further discussed in "Subsequent Events".

    The carrying values of long-term debt as of December 25, 2000 and December 27, 1999 approximate fair value. Principal payments due for each of the following five years is as follows (in thousands):

Fiscal Years Ended
------------------
      2001               $ 4,000
      2002                 3,000
      2003                 4,000
      2004                13,600
      2005                 2,000
                         -------
                         $26,600
                         =======

    Interest cost incurred was $3,248,000, $2,023,000, and $790,000 in 2000,
1999, and 1998, respectively. Amounts charged to expense were $3,049,000, $2,023,000, and $790,000 in 2000, 1999, and 1998, respectively.


(9)  LEASES

    The Company is committed under long-term lease agreements primarily involving land and restaurant buildings, which expire on various dates through 2022. Also, a substantial number of leases contain renewal options ranging from five to fifty years. Certain of the leases require the payment of an additional amount by which a percentage of annual sales exceeds annual minimum rentals. The total amount of such contingent rentals for the fiscal years 2000, 1999 and 1998 amounted to $2,100,000, $2,029,000 and $2,147,000, respectively. Certain of the leases contain scheduled rent increases. The Company records the minimum rent expense on a straight-line basis over the term of the lease and defers the amount payable in future years. The deferred rent is recorded in Accrued Liabilities in the accompanying consolidated balance sheets.


Capital Leases
--------------

    At December 25, 2000, minimum lease payments under long-term capital leases were as follows (in thousands):

     Fiscal Years Ended
     ------------------
            2001                                                $  514
            2002                                                   522
            2003                                                   457
            2004                                                   457
            2005                                                   448
            Thereafter                                           3,980
                                                                ------

     Total Minimum Lease Payments                                6,378
     Less: Amount Representing Interest                          3,110
                                                                ------

     Total Obligations under Capital Leases                      3,268
     Less: Current Portion                                         210
                                                                ------

     Long-Term Obligations under Capital Leases,
     with an Average Interest Rate of 9.5%                      $3,058
                                                                ======

    Amortization of leased property under capital leases is included in depreciation and amortization on the accompanying consolidated statements of operations.


Operating Leases
----------------

    The Company is committed under long-term operating leases to make minimum rental payments as follows (in thousands):

          Fiscal Year Ended
          -----------------
                2001                 $ 6,658
                2002                   6,599
                2003                   6,699
                2004                   6,151
                2005                   6,111
                Thereafter            33,229
                                     -------
                                     $65,447
                                     =======

    Minimum rental expense for all operating leases, excluding contingent rent, for the fiscal years 2000, 1999 and 1998 was $6,335,000, $3,442,000 and
$3,468,000 respectively.


(10) EMPLOYEE BENEFIT PLANS

    The Company's 401(k) Plan allows qualified employees to contribute through payroll deductions from 1% to 10% of gross pay. The Company makes basic matching contributions to the plan equal to 25% of the first 5% of the employee's contribution, not to exceed $1,250 per employee per year. In addition, the Company will make a supplemental 25% matching contribution on the first 5% of the employees' contribution, not to exceed $1,250 per employee, per year, on a quarterly basis if targeted financial results are achieved. Company matching contributions and administrative costs associated with the plan were $125,000, $133,000 and $454,000 for the fiscal years 2000, 1999, and 1998, respectively.


(11)  STOCK OPTION PLANS

    In July 1989, the Board of Directors adopted and the stockholders of the Company approved the 1989 Non-Qualified Stock Option Plan (the "1989 Plan"), which authorized the grant of non-qualified stock options to purchase up to 250,000 shares of the Company's common stock. Under the 1989 Plan, options to purchase 250,000 shares were granted in 1989 to certain senior management and other employees at the fair market value of the common stock on the date of grant. The options vested at a rate of 25% per year over four years and expire ten years from the date of grant. In 1991 and 1995, certain of these options were reissued which extended their expiration to 2005 as well as required additional vesting through 1997. In 1998, the Board of Directors approved an adjustment disallowing future grants under the 1989 Plan.

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

    In May 1996, the Board of Directors adopted, and stockholders approved, the 1996 Stock Option Plan (the "1996 Plan"), which authorizes the grant of non-qualified stock options to employees to purchase up to 1,000,000 shares of the Company's common stock. Options were granted in 1998 and 1999 to employees at exercise prices ranging from $4.19 to $8.63 per share, the fair market value at the date of grant. The options granted generally vest at a rate of 20% per year over five years and expire ten years from the date of grant. Some options vest five years from the date of grant or earlier if the fair market value of the Company's stock achieves certain levels in accordance with the 1996 Plan. There are 349,775 options available for future grant under the 1996 Plan as of December 25, 2000.

    In 1998, options to purchase a total of 10,000 shares of common stock were granted to directors following the Company's annual meeting of shareholders under the 1996 Nonemployee Director Stock Compensation Plan. The options were granted at the fair market value on the date of grant. The options vest over a two-year period and expire ten years from the date of grant. In 2000, options to purchase 33,020 shares of common stock were granted to directors following the Company's annual meeting of shareholders under the 2000 Nonemployee Director Equity Compensation Plan. The options were granted at the fair market value on the date of grant. The options vest five years from the date of grant or earlier if the fair market value of the Company's stock achieves certain levels in accordance with the terms of the plan. The options expire ten years from the date of grant. See "Stockholders' Equity".

    An option to purchase 160,000 shares of common stock was granted to an officer of the Company in March 1998 at a price of $7.00, the fair market value on the date of grant. This option grant, which is not covered under the Company's option plans, was subsequently approved at the annual stockholders' meeting in May 1998, and expires ten years from date of grant.

    There have been no charges to operations with respect to options granted in the 2000, 1999, and 1998 fiscal years.The following table summarizes stock option transactions for the fiscal years 1998, 1999 and 2000:

                                                                                                 Weighted Average
                        ISO Plan/                                         2000                       Exercise
                          Other     1989 Plan   1992 Plan   1996 Plan   Director  Total Shares   Price Per Share
                        ---------   ---------   ---------   ---------   --------  ------------   ----------------
Outstanding
 December 29, 1997       112,500      37,000      74,600     406,100          -      630,200          $7.46
 Granted                 170,000           -           -     491,000          -      661,000          $6.80
 Exercised                     -      (3,500)    (19,900)     (1,630)         -      (25,030)         $6.21
 Forfeited                     -     (18,050)    (29,200)   (294,990)         -     (342,240)         $7.81
                         -------     -------     -------    --------   --------    ---------
Outstanding,
 December 28, 1998       282,500      15,450      25,500     600,480          -      923,930          $6.83
 Granted                       -           -           -     287,500          -      287,500          $4.71
 Exercised                     -           -           -           -          -            -
 Forfeited                     -     (11,200)    (16,500)   (178,275)         -     (205,975)         $7.62
                         -------     -------     -------    --------   --------    ---------
Outstanding at
 December 27, 1999       282,500       4,250       9,000     709,705          -    1,005,455          $6.12
 Granted                       -           -           -      90,000     33,020      123,020          $5.59
 Exercised                     -           -           -           -          -            -
 Forfeited                (7,500)     (2,500)     (3,000)   (164,910)         -     (177,910)         $6.00
                         -------     -------     -------    --------   --------    ---------
Outstanding at
 December 25, 2000       275,000       1,750       6,000     634,795     33,020      950,565          $6.07
                         =======     =======    ========    ========  =========      =======
Exercisable at
 December 28, 1998       106,250     15,450       20,000      40,510          -      182,210          $7.03
                         =======     =======    ========    ========  =========      =======
Exercisable at
 December 27, 1999       157,500       4,250       9,000     123,425          -      294,175          $6.79
                         =======     =======    ========    ========  =========      =======
Exercisable at
 December 25, 2000       195,000       1,750       6,000     237,827          -      440,577          $6.41
                         =======     =======    ========    ========  =========      =======

    The following table summarizes information concerning outstanding and exercisable stock options as of December 25, 2000:


                   Shares Covered by Options  Weighted Average Exercise Price       Weighted Average
Range of           --------------------------------------------------------------------------------------
Exercise Prices    Outstanding   Exercisable    Outstanding     Exercisable    Remaining Contractual Life
---------------------------------------------------------------------------------------------------------
$4.19-$6.25          454,705       131,897        $ 4.98          $ 4.84                  8.62
$6.50-$8.63          491,860       304,680        $ 7.01          $ 7.00                  6.95
$12.88                 4,000         4,000        $12.88          $12.88                  3.14
                   --------------------------------------------------------------------------------------
Total                950,565       440,577        $ 6.07          $ 6.41                  7.73
                   ======================================================================================

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

                                  2000       1999      1998
                                --------    -------    -----
Net (Loss) Income
  As Reported                   $(10,426)   $(3,540)   $ 571
  Pro Forma                     $(10,960)   $(3,924)   $ 209

Net (Loss) Income
 Per Common Share:
  As Reported                   $   (.88)   $  (.30)   $ .05
  Pro Forma                     $   (.93)   $  (.33)   $ .02

Weighted average fair value
    of options granted          $   2.85    $  2.59    $2.93

    The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model using the following assumptions:


Expected stock price volatility    52%        49%       47%
Risk-free interest rates          4.9%       6.3%       4.8%
Expected lives                  6.0 years  6.0 years  4.0 years
Dividend yield                    0.0%       0.0%       0.0%

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


(12)  STOCKHOLDERS' EQUITY

    The Company's preferred stock may be issued in one or more series and the Board of Directors may fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of each class or series so authorized.

    In May 1996, the Board of Directors adopted and stockholders of the Company approved the 1996 Nonemployee Director Stock Compensation Plan. The plan provides the right for each nonemployee director, at his or her election, to receive Company common stock and stock options in lieu of cash compensation and the automatic grant to each participating director of an option to purchase 2,500 shares of common stock as of the date of each annual meeting of shareholders. The options vest ratably over 2 years and expire ten years from the date of grant. There are a total of 50,000 shares reserved for issuance under the plan. A total of 12,630, and 10,122 shares of common stock were issued to directors under this plan in 1999 and 1998, respectively.

    In May 2000, the Board of Directors adopted and stockholders of the Company approved the 2000 Nonemployee Director Equity Compensation Plan. The plan provides the right for each nonemployee director, at his or her election, to receive either Company stock units or stock options in lieu of cash compensation. The options vest five years from the date of grant or earlier if the fair market value of the Company's stock achieves certain levels, in accordance with the plan. Up to 400,000 shares of common stock are authorized for issuance under the plan.


(13)  RELATED PARTY TRANSACTIONS

    Related party transactions with EGI Risk Services, Inc., EGI Corporate Investments, Inc., Lettuce Entertain You Enterprises, Inc., and Rosenberg and Liebentritt, P.C. totaled $484,000, $1,638,000, and $2,103,000 in 2000, 1999, and 1998, respectively. The transactions were entered into in the normal course of business and involve insurance brokerage, and consulting and legal services.

    The Company has entered into a marketing agreement with Transmedia, Inc., a related party. The terms of the agreement provide that the Company receive $1.1 million in cash, and remit to Transmedia, Inc. an agreed upon percentage of revenues derived from Transmedia members dining in the Company's restaurants. The agreement can be terminated by either party once the Company has remitted $2.2 million to Transmedia, Inc. Of this amount, $1.1 million had been advanced in cash to the Company and is recorded in Accounts Payable in the accompanying consolidated balance sheet. The remaining commitment of $1.1 million is for goods and services and is contingent upon revenues derived from Transmedia members dining in the Company's restaurants. Transmedia, Inc. provides web and print promotional services that are designed to create incentives for members to dine at the Company's restaurants, especially during the Company's restaurants' non-peak hours. The Company believes that a sufficient number of Transmedia members will dine in the Company's restaurants during 2001 to require the remittance of the full commitment under the agreement.

    The Company has received proceeds in the form a note from a related party. Additional information is in "Subsequent Events".

    The relationships stem from one or more members of the Company's Board of Directors maintaining influential management positions at or within these organizations.


(14)  COMMITMENTS AND CONTINGENCIES

    The Company periodically is a defendant in cases incidental to its business activities. While any litigation or investigation has an element of uncertainty, the Company believes that the outcome of any of these matters will not have a materially adverse effect on its financial condition or operations.

    The Company maintains letters of credit primarily to cover insurance reserves. At December 25, 2000, outstanding letters of credit amounted to $1,812,500.

    The Company has guaranteed a certain bank debt obligation of third parties with maximum potential liability totaling $4,000,000 as of December 25, 2000. A liability of $967,000 is recorded in Accrued Liabilities in the accompanying consolidated balance sheets as of December 25, 2000 and December 27, 1999. This balance will be released, if unused, when the guarantee terminates in 2004. Third party guarantees at December 27, 1999 were $5,035,000.

    The Company is contingently liable, in certain circumstances, for certain lease obligations of properties subleased to third parties. Certain properties, previously occupied and operated by the Company, have been subleased where the Company is liable for lease payments should the sublessee default. The Company is not aware of any monetary or material default under its sublessee arrangements.

    The Company is committed to pay $400,000 in consideration of the standby purchaser's commitment under the Rights Offering discussed in "Subsequent Events."


(15)  SUBSEQUENT EVENTS

    On February 20, 2001 the Company entered into several agreements with affiliates of Samstock, L.L.C., the Company's largest shareholder, and Samuel Zell, the Company's Chairman of the Board, ("Related Parties"), to secure short term and long term financing. Those agreements are described below:

    . The Company secured subordinated notes ("Notes") totaling $13 million. The Notes accrue interest at the applicable Eurodollar rate plus 16% and are payable upon closing of the Rights Offering, referred to below, or March 31, 2005, whichever is earlier; however, up to $5 million in borrowings may remain outstanding following the Rights Offering. The terms of the Notes require that the funds be used to pay construction costs. At December 25, 2000, the Company had been advanced $2 million of the $13 million in availability under the Notes which is recorded in long-term debt to related parties in the accompanying consolidated balance sheets. A fee of 12% per annum is being charged on the unused portion of the availability under the Notes. Interest is payable at maturity or when certain leverage ratios are attained. Management believes these ratios will not be maintained and that interest will be accrued for all of 2001.

    . The Company is required by the terms of the Notes to conduct a rights offering ("Rights Offering"). Pursuant to the Rights Offering, the Company will offer to each of its stockholders rights, on a pro rata basis, to purchase up to $8.5 million of newly-issued Series A senior convertible redeemable preferred stock. The Related Parties have agreed to act as a standby purchaser to ensure the sale, at the subscription price, of all of the preferred stock offered pursuant to the Rights Offering. The consideration for this commitment is $400,000. The terms of the preferred stock include 10% dividends payable, in cash or in-kind, semi-annually in arrears, liquidation preference over common stock, and optional redemption by the holder of all shares for a limited time six years following issuance. Further, the preferred stock is convertible into common stock at any time on a one-to-one basis, unless dividends are accrued but unpaid, or as shall be adjusted to avoid undue dilution. The proceeds of the Rights Offering will be used to repay a portion of the Notes.

    . In conjunction with the Notes, the Related Parties have executed a $5.9 million letter of credit on behalf of one of the Company's construction vendors.

    Additionally, the Agreement has been amended effective December 24, 2000 to allow the Company to issue the Notes, increase availability under the line of credit to $17.5 million, and revise various financial and non-financial covenants. The Agreement requires compliance with several financial covenants including specified limits for the Company's leverage ratio, debt service ratio, interest coverage ratio, capital expenditures, adjusted leverage ratio, minimum EBITDA, as well as other non-financial covenants.

(16) SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

   The following is a summary of the unaudited quarterly results of operations for 2000 and 1999 (in thousands, except per share data):

2000                                                          Quarter Ended
----------------------------------------------------------------------------------------
                                        March 27    June 26   September 25   December 25
                                        ---------  ---------  -------------  ------------
Revenues                                 $32,880    $35,792        $37,079       $35,946
                                         -------    -------        -------       -------
Costs and Expenses:
 Cost of Sales                            10,740     12,034         12,054        11,519
 Restaurant Labor                          9,513      9,712         11,187        10,087
 Other Operating Costs                     7,175      8,004          8,552         8,909
 Pre-opening Costs                           235      1,593          1,404         2,034
 Selling, General and Administrative
   Expenses                                3,239      2,929          3,364         3,780
 Depreciation and Amortization             1,670      1,612          1,736         1,904
 Write Down of Assets and
   Restructuring and Unusual Charges           -        460          1,900         1,450
 (Gain) Loss on Sales of Assets                -       (141)           177           242
 Interest Expense                            545        667            799         1,038
                                         -------    -------        -------       -------
         Total Costs and Expenses         33,117     36,870         41,173        40,963
                                         -------    -------        -------       -------
Loss Before Income Taxes                    (237)    (1,078)        (4,094)       (5,017)
Provision for Income Taxes                     -          -              -             -
                                         -------    -------        -------       -------
Net Loss                                 $  (237)   $(1,078)       $(4,094)      $(5,017)
                                         =======    =======        =======       =======
Net Loss Per Share                       $  (.02)   $  (.09)       $  (.35)      $  (.43)
                                         =======    =======        =======       =======
Weighted Average Shares Outstanding       11,775     11,786         11,795        11,796
                                         =======    =======        =======       =======

1999                                                                         Quarter Ended
------------------------------------------------------------------------------------------------------------
                                                March 29      June 28          September 27       December 27
Revenues                                         $34,631      $37,329            $36,040             $32,937
                                                 -------      -------            -------             -------
Costs and Expenses:
Cost of Sales                                     11,099       11,810             11,416              10,734
Restaurant Labor                                  10,406       11,056             10,518              10,035
Other Operating Costs                              7,904        8,155              7,825               8,046
 Selling, General and
  Administrative Expenses                          2,986        3,142              2,905               2,439
Depreciation and Amortization                      1,837        2,034              1,996               1,963
Gains on Sales of Assets                               -         (742)                 -                   -
Write-down of Assets and Restructuring                 -            -                  -               4,890
 and Unusual Charges
Interest Expense                                     275          328                803                 617
                                                 -------      -------            -------             -------
       Total Costs and Expenses                   34,507       35,783             35,463              38,724
                                                 -------      -------            -------             -------
Income (Loss) Before Income Taxes                    124        1,546                577              (5,787)
Provision (Benefit) for Income Taxes                   -            -                  -                   -
Net Income (Loss)                                $   124      $ 1,546            $   577             $(5,787)
                                                 ===========================================================
Net Income (Loss) Per Share                      $   .01      $   .13            $   .05             $  (.49)
                                                 ===========================================================
Weighted Average Shares Outstanding               11,763       11,763             11,767              11,775
                                                 ===========================================================

BOARD OF DIRECTORS

BARBARA R. ALLEN
Chief Executive Officer,
Women's United Soccer Association

LINDA WALKER BYNOE
President and Chief Executive Officer,
Telemat Ltd.

WILLIAM M. DIEFENDERFER III
Partner,
Diefenderfer, Hoover, Boyle & Wood

JEFFREY D. KLEIN
Managing Director,
Equity Group Investments, L.L.C.

ROBERT MCCORMACK
Vice Chairman of the Board and Chief Executive Officer,
Real Estate Roundtable

STEPHEN OTTMANN
President and Chief Executive Officer,
Lettuce Entertain You Enterprises, Inc.

THOMAS J. WALTERS
President and Chief Executive Officer,
Chart House Enterprises, Inc.

SAMUEL ZELL - Chairman
Chairman of the Board,
Equity Group Investments, L.L.C.

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Chicago, Illinois

TRANSFER AGENT & REGISTRAR
EquiServe
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3120
www.equiserve.com

ANNUAL MEETING
The Company's annual meeting of
stockholders will be held Wednesday,
May 16, 2001 at 10:00 a.m. at:

One North Franklin Street
Third Floor
Chicago, Illinois 60606

Report of Independent Public Accountants

To the Board of Directors and Stockholders of Chart House Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Chart House Enterprises, Inc. (a Delaware corporation) and subsidiaries as of December 25, 2000 and December 27, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 25, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chart House Enterprises, Inc. and subsidiaries as of December 25, 2000 and December 27, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 25, 2000 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Chicago, Illinois
February 21, 2001

COMPANY OFFICERS

THOMAS J. WALTERS

President and Chief Executive Officer

NYDIA I. CASAS

Vice President--Purchasing

TIM MATOUSEK

Vice President - Operations

LAURA A. MONDROWSKI

Vice President - General Counsel

SUSAN MORLOCK

Vice President--Human Resources

TIMOTHY WHITLOCK

Senior Vice President-- Operations


CORPORATE OFFICES
640 LaSalle Street, Suite 295
Chicago, IL 60610
(312) 266-1100

THE COMPANY

Chart House Enterprises, Inc., based in Chicago, Illinois, operates 40 Chart House restaurants, one Peohe's restaurant, and five Angelo and Maxie's steakhouses which are full-service dinner houses located in 17 states and the District of Columbia.

COMMON STOCK INFORMATION

The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol CHT. On February 28, 2001, there were approximately 600 holders of record of the Company's Common Stock. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The following table sets forth the quarterly high and low sales prices for a share of the Company's Common Stock for the two most recent fiscal years.


                     2000      HIGH              LOW
------------------------------------------------------
First Quarter                  6 3/16           4 1/16
Second Quarter                 6 1/16           5 1/8
Third Quarter                  5 15/16          5 1/4
Fourth Quarter                 5 7/8            4 3/16


                     1999      HIGH              LOW
------------------------------------------------------
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